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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Arcelor

*CURRENT ADDRESS

**FORMER NAME

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PROCESSED JUL 22 2004 THOMSON FINANCIAL

FILE NO. 82- 34727 FISCAL YEAR 12-31-03

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OICF/BY: dlw

DAT : 7/21/04

19 aven
L-2930 Luxembourg
R.C. Luxembourg B 82.454
www.arcelor.com

arcelor

ANNUAL REPORT **ARCELOR 2003**

arcelor
Steel solutions for a better world

(steel+**imagination**
entrepreneurship + respect
responsibility
anticipation) =solution

ANNUAL REPORT **ARCELOR 200**

table of contents →

Message from the Chairman of **the Board of Directors**



Dear Shareholders,

The 2003 financial year, which we are reviewing in this annual report, was characterised by rising geopolitical tensions, a new wave of financial scandals implicating major economic players, and continued weak economic growth in Europe, in sharp contrast to the dynamism seen in other areas around the world.
With respect to our business, the steel market in the European Union, which represents 75% of our sales, was not very favourable. Steel consumption declined by nearly 1% as a result of the depressed world economy and the listless demand prevailing in the steel-using industries. The year 2003 again saw an increase in steel imports from third countries including, paradoxically, the United States.

Global crude steel production increased by 6.7% over 2002, marking the sixth consecutive year of growth and reaching the record number of 964 million tonnes. This performance is primarily on account of China, whose steel production went from 182 million tonnes in 2002 to around 220 million tonnes in 2003. China alone now accounts for almost one quarter of world steel production!
It is against this background of flagging economic growth in Europe, compounded by stakeholders' legitimate questions concerning corporate governance, and an accelerating reconfiguration of the world steel market, that Arcelor has been conducting its business.

As the precursor of the necessary global consolidation movement in the steel industry, Arcelor has kept its commitments, both economic and financial – where we have surpassed our announced objectives for synergies and balance sheet – and to our stakeholders through the deployment of our Sustainable Development policy.

The judicious management of our assets allowed us to implement strategic realignments in the Flat Carbon Steels and Stainless Steels sectors as well as disposals of activities that were not considered part of our core business.
Our improved operating performance and rigorous control of our working capital requirements and investment expenses allowed us to reduce our net financial debt/equity ratio from 0.75 at the end of December 2002 to 0.55 by December 31, 2003, freeing up the cashflow necessary for the growth of the Group.
Our gross operating result of nearly 2.2 billion euros in 2003 was clearly an improvement over 2002 (+13%) in spite of a slight decline of 2.5% in revenues to 25.9 billion. This development can be attributed to our desire, from the very outset, to conduct a policy favouring margins over volume. Due to this conscious choice, recognised by the markets as the "Arcelor effect", our prices for the first time remained stable during a downturn in the European Union, while our export prices suffered a slight decline attributable to the evolution of the euro/dollar exchange rate.

Net result (Group share) rose to 257 million euros after taking into account non-recurring exceptional items of 540 million euros.
This result allowed us to recommend to the General Shareholders' Meeting a gross dividend of 0.40 euro per share, an increase of 5% over the previous year.
Given the difficult economic context in which we operated, our performance improved satisfactorily. Our goal must be to accelerate this momentum in order to give our Group over the long term the resources necessary for external growth and a return on the capital invested by our shareholders. To improve our profitability, we must continue to slash costs and expand our products and services by anticipating the needs and demands of our customers, both locally and internationally. To do so, innovation in the broadest sense must become our top priority. It includes all areas of the business, from R&D and the quality of customer service to our managerial culture. In this way, we will transform Arcelor.

The arguments justifying the creation of Arcelor proved in 2003 to be well-founded

As announced at the beginning of 2003, the implementation of our strategies in the Flat Carbon Steels sector will mean the elimination of unprofitable structural overcapacities in Europe during the coming years. The coastal sites will be favoured for upstream production and downstream production will follow the logic of specialisation and proximity to our customers.
The restructuring of the Stainless Steels sector, with UGINE & ALZ in Europe and Acesita in Brazil now forming the core, should allow us to achieve new production standards and overcome our weak structural points, above all with the construction of a new steelshop upstream of the hot strip mill in Charleroi.

The implementation of these projects took place with a continual awareness of the need for social dialogue both at the level of the European Works Council and the bargaining entities at the local level. This is part of our long-term development strategy based on the 3 Ps, "Profit, People, Planet", to which we have added a fourth "P", Partners, which represents our commitment to dialogue with all stakeholders involved in our projects – our customers, suppliers, and the communities in which we conduct our industrial activities. This strategy is defined on the basis of eight principles that are detailed in this report. We have laid out our Principles of Responsibility representing the ethical and behavioural standards according to which we intend to conduct our affairs.
As a result, we have made safety our first priority! While the results of this policy are impressive and have been achieved thanks to input from everyone involved, our goal remains "zero accidents".

We have included in the annual report a chapter on Corporate governance and Arcelor's Internal Control Procedures. Given the constant development of relevant legislation, the Board of Directors will remain attentive to international recommendations and will take the appropriate measures to optimise the performance and reputation of our Group in this area.

Dear Shareholders,

The year 2004 looks promising and difficult at the same time. For one thing, Arcelor will operate in an environment in which economic growth in Western Europe will be weaker than in the United States, Latin America or Asia. We face numerous challenges, not least of which is a significant increase in the prices of raw materials and sea freight, together with the weakness of the American dollar.

While we remain confident regarding our ability to improve the industrial and financial performance of the Group, we are concerned about some developments in our regulatory environment, especially in Europe. One example is the implementation of the Kyoto Protocol by the European authorities. Without challenging the justification of the Protocol, we believe implementation raises legitimate questions about Europe's industrial policy and the ability of its institutions to properly manage this balancing act between the economic imperatives on the one hand and the need to protect the environment on the other. European policy-making must be reassessed, and the future strategy of our Group must take into account the expansion of the European Union, the migration of the growth hot spots to Brazil, Russia, India and China, and the acceleration of the outsourcing trend.

Arcelor is resting today on a healthy and solid foundation. It is now up to us to continue over time the strong results achieved since the birth of the Group.

To continue on this road we must accelerate the process of continuous improvement and focus on the growth of all companies belonging to the Group by quickly realising the expected synergies and by spreading the best corporate practices to all areas of endeavour. This is how we will give ourselves the means to change, to seize external growth opportunities and to establish Arcelor as the definitive "benchmark" in steel.

We know we can count on the unfailing commitment of our employees in achieving these goals, and we thank them for that. It is our responsibility to offer them a career environment that opens up opportunities of personal growth that match their ambitions.

Joseph Kinsch
Chairman of the Board of Directors

Message from the Chairman of **the Management Board:** a conversation with the CEO



Are the results for 2003 in line with your expectations?

Yes, even better than projected, given the difficult economic environment in the European Union. In terms of **safety**, we were actually able to reduce the accident rate by 40% across all our business units, but what really matters here is the "zero accidents" goal. Any serious accident is intolerable, and we can reduce the number of serious accidents only by reducing the total number of accidents, incidents and risk situations. We still have to make a special effort when it comes to **sub-contractors**, whose accident rate* is still too high. We cannot accept a two-tier safety system for our Group.

With 405 million euros in **synergies** on an annualised basis, we have far surpassed our goal for the year 2003 and we are well on our way to reach our goal of 700 million euros per year by the end of 2006. We are one year ahead of schedule in our goal for **debt reduction** and for strengthening our balance sheet structure. The new **purchasing organisation** has allowed us to achieve significant synergies thanks to the introduction of the Total Cost of Ownership concept in all purchasing segments, resulting in substantial savings throughout the supply chain. This is a very positive sign of the efficacy and speed of the merger effects. This is also true for our sales policy **of giving priority to price over volume** which, in the context of an overall depressed economy in Europe during 2003, allowed us to maintain a **satisfactory operating result** before exceptional items.

We must perform better in terms of innovation, cost and entrepreneurial development. These are the challenges for the transformation of Arcelor

* See glossary.

You said that 2003 would be a year of consolidation for the Group: have you succeeded?

Arcelor is a success. After an initial consolidation phase, the organisation is now in place and we have lived up to our promises made to the European Commission in terms of the sale of assets. We also defined the **strategies** for each or our businesses during the first quarter of 2003 and, after discussing them with all our stakeholders, we began to implement them to the point where we soon expect to reap the first dividends. Our customers and shareholders trust us because we keep our commitments. But we must go beyond that! This is the reason why we have thoroughly reorganised our research and development organisation, putting the focus in all our market segments on innovation. We also initiated a review of our supply chain in order to improve the quality of our service and differentiate ourselves from our competitors.

As planned, we are deploying our **Sustainable Development policy** based on the eight principles mentioned earlier. In this context, we have defined the **Arcelor Principles of Responsibility** that we must now put into practice on a daily basis. Two essential dimensions are **safety**, first and foremost, as well as **social dialogue**. The European Works Council, set up at the very beginning of the merger, is indispensable for a concerted approach to the Group's major strategic challenges.

Is the race already won?

Much remains to be done! In the Stainless Steels sector, we must continue to improve profitability by refocusing on flat products in Europe (UGINE & ALZ) and Brazil (Acesita) and by trying to find the best solutions for the other activities, be it through partnerships, sales or alliances. We are also facing significant threats that we must anticipate: whether this is the rapid increase in **raw material prices** (ore, coal, coke, scrap) or transport costs (freight), the trend in exchange rates, or the ability of Europe to generate growth on its own.

In all cases, it is our **ability to compete** and, therefore, our future, that is at stake. All our teams are mobilised for this competitive battle, which includes ambitious plans for efficiency savings and improvement throughout the Group.



Does this mean that the Group is entering a new phase?

Yes. We are preparing to embark on a new phase of growth. We can now afford to do so because **we have been able to reduce our debt level beyond the initial goal and more rapidly than expected**, thereby freeing up the resources that are necessary for growth. We are also gradually implementing the divestment of non-strategic activities according to the commitments we have undertaken. Finally, we already carried out several important projects in 2003: in Flat Carbon Steels with the operational start-up of the automotive galvanising lines in Brazil (Vega do Sul), and in Turkey in partnership with Borusan, which expand our **global offer of quality products** for the automotive industry.

Our partnership with Nippon Steel Corporation in the context of the Global Strategic Alliance assumes its full import here, with the formulation of a joint product list for our major industrial customers in the automotive industry and our participation in the Arcelor-Baosteel-Nippon Steel joint venture for the construction of a plant near Shanghai that will meet the growing needs of the Chinese automotive industry. With regard to distribution in Central and Eastern Europe, we doubled the capacity of the steel service centre in Bytom, Poland, and invested in a new service centre in Slovakia. Finally, with the beams mill in Pallanzeno, Italy, and an investment in the San Zeno steelworks, we completed a targeted acquisition that is strengthening our leadership in long carbon products in Europe.

In a word, the Group is in good health thanks to the commitment and motivation of everyone involved, proof positive that our employees believe that our products, our business and our Group have a bright future.

What is the economic outlook for steel in 2004?

Signs of a recovery can be seen in Europe, but we will have to wait for the third quarter to gauge how solid and lasting the recovery might be. For a group like Arcelor, which does 75% of its business in the European Union, it is clear that this exposure needs to be rebalanced. However, steel consumption in the rest of the world is in good shape: certainly in China, which represented more than 25% of world consumption in 2003 with record growth rates that are very encouraging for the world steel business; in South America, in India and also in Central and Eastern Europe, gross domestic product (GDP) growth is steady and must guide our future development.

What should be noted with regard to 2003 is, firstly, the continuing shift of the centre of gravity for steel toward economic regions that are more dynamic than Western Europe and, secondly, the overall good health of the steel industry as a whole. There were some mergers in 2003 and more will follow.
The consolidation of the industry is accelerating.

Steel is one of the most widely traded commodities in the world. It is a young, omnipresent product whose multiple applications demonstrate its adaptability and its modernity in many areas of use. Infinitely recyclable, it is an **environmental product** that is perfectly adapted to the needs of our time.

2004 marks the beginning of the "transformation of the Group": what does that mean?

In Western Europe, we are faced with a cost structure that puts us at a disadvantage in some of our businesses when we are pitted against Russian, Ukrainian, South American and Chinese competitors. The new rules of the global game and the risks of regulatory distortions between the different economic regions of the world – such as the regulations relating to the reduction of greenhouse exhaust gases or the protectionism that is still too prevalent in world trade – will undoubtedly guide our investment decisions in the future.

During the last two years, we have concentrated on improving and restoring the health of our balance sheet. Starting in 2004, this will progressively enable us to take advantage of the **growth opportunities** that present themselves. Tomorrow, Arcelor will be an even more global player than it is today: we will welcome new partners, step up the exchange of best practices and begin once more to conquer new markets by constantly rejuvenating our offer of products and services.

Our steel products must meet new challenges in terms of safety, service, environment and aesthetics. They must become **true solutions for our customers** while at the same time furthering the Sustainable Development goals that we have set for ourselves and that we will fulfil. We must continue to innovate to achieve further productivity gains and to develop steel products that are more environmentally friendly, stronger and lighter, and will, for example, reduce CO_2 emissions in the automotive industry and satisfy our customers in terms of quality and service. We also have high ambitions in the construction sector where steel is omnipresent and gives free rein to the imagination and audacity of the architect. The domestic electrical appliance, packaging and engineering markets are evolving rapidly and are important markets for us where our steel products must make a difference.

We also must take advantage of the European expansion and build **alliances** to achieve a better balance for our business at the international level and to consolidate our global leadership.

The creation of Arcelor has sent a strong signal to the markets: we are convinced that the steel business can be profitable and **can create long-term value**, for the greater benefit of our employees and all our stakeholders, customers, shareholders and the communities where our businesses are located. Arcelor will not stop halfway. We must perform better in terms of innovation, cost and entrepreneurial development. These are the challenges for the **transformation of Arcelor.**

What are Arcelor's principal assets in order to succeed in this new phase of growth?

The professionalism and the unfailing **motivation** of the **men and women at Arcelor** who are raising high the banner of steel. I would like to take this opportunity, on behalf of the Board and on my own behalf, to express our heartfelt thanks for their commitment and contribution to Arcelor's success.

Guy Dollé
Chief Executive Officer


steel+imag
entrepreneurship
responsibility
anti

PART I

General **Information**

table of contents →

Portrait of the **Group**

Arcelor was born out of the commitment of three steel makers, Aceralia, Arbed and Usinor, with a common purpose, to create a world leader with the goal of becoming a reference in the steel industry.

The creation of Arcelor, which was announced on February 19, 2001, became a reality a year later, on February 18, 2002, with the listing of the new Group on the stock exchanges.

The Arcelor group is active in four principal sectors: it is the world's leading producer of flat carbon steels and long carbon steels, one of the world leaders in the production of stainless steels, and among the top companies in Europe in the Distribution-Processing-Trading sector.

Employing 98,000 people in over 60 countries, Arcelor is the largest steelmaker in the world with production of 44 million tonnes of steel, and revenues in 2003 of 26 billion euros. It is a leading player in all its major markets: automotive, construction, domestic electrical appliances, packaging and general industry.

The recent history of the steel industry in Europe has been characterised by the high level of consolidation of customers in certain markets (automotive, packaging, domestic electrical appliances), excess production capacities, and the presence of a large number of steel producers. This has generated a structural trend toward lower prices.

Indeed, despite the reorganisation of the steel industry in Europe and the United States, and the restructuring and cost-cutting measures implemented in recent years, the savings that were achieved were largely offset by the continued reduction in selling prices.

In this context, the Arcelor group assumed its place as a global player in 2003. Its objective is to take advantage of economies of scale by furnishing a global products offer while at the same time reducing costs and financial risks, in order to improve performance and profitability and create value for its shareholders, customers and employees.

The Group has set a medium-term goal of posting an average pre-tax return on capital employed of 15% over the cycle, and achieving a sound financial structure.

In order to implement this strategy, Arcelor proposes the following goals for all its flat carbon steels, long products and stainless steels activities:

• to optimise the European industrial model to improve productivity and competitiveness and become more flexible to better serve customers while exploiting all potential synergies; thus, for flat carbon steels, Arcelor took the decision in 2003 to progressively shut down the production of liquid pig iron in the blast furnaces at the so-called inland plants and cut the costs of the cold-rolling and coating lines, initially at the Montataire and Mardyck (France) plants; with regard to stainless steels, the decision was made to concentrate steel production by building a new steelshop at Charleroi (Belgium) in immediate proximity to the existing hot strip mill. This steelshop is a major strategic and structural investment for the stainless steels business, which will result in the closing of the steelshop in Ardoise and Isbergues (France);

• to offer the same products/services anywhere in the world in response to demand from global customers, through better market access (expanded distribution network, e-business platforms, alliances and partnerships); the decision to invest, in partnership with Japan's Nippon Steel Corporation and China's Bao Steel, in a cold-rolling and galvanising plant for automotive products in China is a good example;

• offer a broad range of products and enrich the portfolio by taking advantage of the complementary nature of the products and markets in the three sectors and a well-focused innovation resource; it is in this context that the transformation of the Research function was implemented;

• attract the best talent, as well as manage and develop the company's human resources;

• be an effective agent for change in the world steel industry in order to assist our customers to grow, and to ensure our growth through targeted acquisitions that create value and strengthen the geographic presence of Arcelor in North and South America, Asia and Europe.

These strategies have had and will have the following consequences:
- improved operating performance based on a process of continual improvement and the exchange of "best practices" and technical know-how;
- improved profitability, based primarily on the synergies generated, while at the same time limiting investments;
- lower impacts from the cyclical nature of demand through complementary products and markets, thereby improving the stability of cashflow;
- greater visibility for the Group in the capital markets and improvement in these same markets' perception of the Group so that we become the investment benchmark for the industry.

CONTINUAL IMPROVEMENT IN THE PRODUCT AND SERVICE OFFER

By combining R&D resources and by capitalising on the multi-market, multi-process and multi-product approach, the Arcelor group reinforces its advantages and strengthens the attractiveness of steel solutions to ward off substitute product offers (aluminium, plastics, cement) and to develop new applications for steel, for example by combining long and flat products to better serve the construction industry.

The evolution of desired functionalities such as lighter weight, safety, durability, appearance, etc. will guide the development of new products. The progressive elimination of processing operations at customer facilities, compliance with health, safety and environmental requirements, as well as the constant quest for greater flexibility and lower costs will guide the development of new processes, in particular those that enable reductions in carbon dioxide output, or the production of vacuum deposition coatings, as well as the development of new products. Each of these ongoing developments driven by one of Arcelor's companies will benefit the entire Group, thereby improving the return on strategic investments. These developments will proceed in close relationship with customers' innovation processes.
By sharing research resources, the alliance with Nippon Steel Corporation, now well established, has resulted in the development of new products in common for the automotive industry.

FURTHER IMPROVEMENTS IN PROFITABILITY

The fact that synergies of 405 million euros were achieved by the end of 2003, versus an initial goal of 300 million euros, confirms the soundness of the strategy that led to the creation of Arcelor; they represent more than half the annual gains targeted at the time of the merger for the end of 2006.
Likewise, the strategy of favouring sales price increases over volume has borne fruit as demonstrated by the improved results despite a slight decline in volume.
Finally, the substantial debt reduction achieved in 2003 allowed us to strengthen the Group's financial structure one year ahead of schedule.

Corporate governance rules and the responsibilities of management were defined in such a way as to ensure rapid integration and implementation of Arcelor's strategic ambitions. Management is collectively responsible for defining strategy, setting goals, allocating resources between the business units and pursuing industrial optimisation. The business units have full responsibility for their results and the implementation of industrial and commercial plans.

The work carried out in 2003 encourages Arcelor to persist in its strategy of becoming the benchmark in the industry, both in economic performance for the benefit of our shareholders, and in innovative products and services for the benefit of our customers.

The Arcelor/Nippon Steel Corporation (NSC) Alliance

Arcelor and NSC work together very closely within the framework of an agreement called the "Global Strategic Alliance", signed between NSC and Usinor on January 22, 2001 and confirmed by Arcelor and NSC on April 22, 2002.

The Alliance was created in response to a request from customers of the two groups for assistance in their global expansion and to accelerate improvements in performance for the steel products offered. The two partners are well known for their technological expertise, their innovations and their ability to offer a wide variety of products. The Alliance thus makes it possible to offer customers a wide range of "equivalent" high-tech products from production sites located in the same region as their factories, creating more value for the customer thanks to the optimal utilisation of resources.

The cooperation is basically technical. In other areas, even though the product lines for global customers have been made technically "equivalent", the two groups remain competitors at the sales level.

This Alliance has made great progress in the automotive sector.

• A joint catalogue of "equivalent" products is available for customers.

• At the same time, licences have been exchanged between the two to broaden the product lines of both companies.

• R&D projects are being carried out for the joint development of new products, including new high-tensile sheet grades.

• Technical studies are being undertaken in partnership with manufacturers to design new vehicles, in particular to develop innovative solutions for vehicle weight reduction. For this reason, the alliance has been chosen as a partner for the Toyota project aimed at reducing the weight of some of its vehicles.

• Finally, a joint venture agreement was signed on December 23, 2003 with Bao Steel, the largest Chinese steel producer. This joint venture will produce the "equivalent" products of the alliance, notably for European and Japanese manufacturers with operations in China, in a new plant located in Shanghai.

In addition to the automotive industry, the target industry of this alliance, there are other cooperation agreements for stainless steels and for products for the construction industry.

BCS

The European construction industry uses almost 58 million tonnes of steel annually. It is an important growth market for Arcelor, which derives more than a quarter of its revenues from the construction market.

In the construction industry, steel is synonymous with efficient solutions for a vast array of applications. Be it in new construction or renovation, steel has multiple uses: structural shell, roofing, facade, partitions, floors, decoration, technical equipment, air-conditioning, heating, water supply, bridges, tunnels, highway infrastructure, construction site facilities, accessories, and more.

Arcelor participates in these markets with a particularly extensive offer, incorporating all of the products marketed by all of its sectors. This range includes all major applications of steel, offering solutions that are reliable, aesthetic, environmentally friendly and economically efficient.

BCS – Building and Construction Support – is a unit dedicated to developing Arcelor solutions. BCS has construction specialists who are able to handle projects and suggest appropriate solutions to customers by facilitating interaction between the market players and Arcelor's business units, and by sharing their experience and solutions that have been proven, approved and put to the test throughout the world.

The principal missions of BCS are carried out in close cooperation with the Group's business units:
- monitor the markets and identify projects prior to the issuing of tender invitations in regions in the core markets (Germany, Benelux countries, France, Spain, Italy);
- offer and ensure the adoption of Arcelor solutions for large construction projects that have a representative or showcase character in Europe;
- take advantage of the comprehensive distribution and trading network to create value chains for fragmented markets, geared to the innovative solutions developed by Arcelor;
- make the various players in the construction industry in particular aware of and familiar with the products, solutions and services of the Arcelor group, including by way of the Internet.

Arcelor in Brazil

Arcelor has been present in Brazil for more than 80 years through its 54.03% subsidiary Belgo-Mineira. This company, which dates back to 1921, specialises in steel long products and operates in partnership with other manufacturers, including the Belgian group Bekaert, a wiredrawing business.

Since 1998, Arcelor has also held significant stakes in Acesita (27.68%*) and Companhia Siderúrgica de Tubarão, CST (29.61%*). Acesita, which Arcelor manages, is the leading producer of stainless steel in South America. CST produces flat carbon steel.

In 2000, Arcelor launched construction on a new site of a cold rolling and special coating plant for the auto market, Vega do Sul, in which it holds 77.88%*. This $400 million investment, which came on line in 2003, today represents Arcelor's largest international investment. Through this project, Arcelor has furnished Brazil with a new technology and has contributed to the creation of 350 direct jobs and 250 indirect jobs, the operators being trained in the Group's European plants.

Arcelor plays an active role in the development of the steel industry in Brazil. During the last ten years, the Group has quadrupled the revenues of Belgo-Mineira and has made it a global benchmark for the production and processing of wire rod, while encouraging the progressive takeover of Acindar, an Argentine steel producer.

Arcelor also restructured Acesita and led to its position as one of the best performing stainless steel producers in the world.
Finally, Arcelor is supporting the development of CST with the construction of a strip mill and increased liquid steel production capacity.
In 2003, all of Arcelor's Brazilian holdings represented revenues of 9 billion reais, 45% of which was earned from export, and directly employed nearly 15,000 people.

* % of total interest (direct and indirect) in the total share capital as at December 31, 2003.

Key Figures for **2003**

Revenues (1)


26,594
25,923
2002*
2003

Revenues by sector (1)


Flat Carbon Steels 13,994
Distribution, Processing and Trading 7,954
Long Carbon Steels 4,381
Stainless Steels 4,280
Others 836
Intra-group sales (5,522)

EBITDA (1)


1,978
2,228
2002*
2003

Breakdown of EBITDA by sector (1)


Flat Carbon Steels 1,365
Distribution, Processing and Trading 284
Long Carbon Steels 493
Stainless Steels 23
Others 58
Intra-group sales 5

Net result (Group share) (1)


(121)
257
2002*
2003

Net result per share (euros)


(0.25)
0.54
2002*
2003

Net financial debt (1)


5,993
4,464
2002*
2003

Net financial debt/ equity **


74.4%
54.8%
31.12.2002*
31.12.2003

(1) Millions of euros
* Pro forma, unaudited
** Including minority interest and residual negative goodwill (IFRS).

Revenues by geographic sales zone


Other
Europe
4.3%
8.2% North America
4.6% South America
7.2% Rest of World
European Union (15)
75.7%

EBIT (1)


780
738
2002*
2003

Breakdown of EBIT by sector (1)


Flat Carbon Steels
774
Distribution, Processing and Trading
125
Long Carbon Steels
311
Stainless Steels
(463)
Others
(14)
Intra-group sales
5

Result before tax (1)


393
557
2002*
2003

Employees by sector


Distribution,
Processing
and Trading
14,957
Long Carbon
Steels
17,913
Flat Carbon
Steels
48,020
Stainless Steels
14,231
Others
3,143

Breakdown of employees by geographic zone


Other Europe
829
North America
2,671
South America
7,570
European
Union
86,610
Rest of World
584

TOTAL 98,264 (end period number of employees)

2003 highlights

On January 24, 2003, having been advised of the conclusions of strategic studies analysing the competitiveness of the production structures in Europe, the Arcelor Board of Directors defined the Group's broad strategic orientations and laid down the industrial investment policy for the Flat Carbon Steels sector. This policy will mean concentrating the liquid phase equipment (blast furnaces, conversion steelshops) at the more efficient coastal sites. At sites where these measures will have an impact on employment, the Group made the commitment to set up the necessary programmes to assist in employee retraining and for reindustrialisation in the local labour market.

On May 15, 2003, the Board of Directors was informed by the Group Management Board of the conclusions drawn from strategic studies in respect of the Stainless Steels sector. The Board asked Management to prepare to implement a construction project for a new steelshop upstream of the Carlam hot strip mill at Charleroi, Belgium.

This project, based on maintaining current capacity, would enable the entire European flat stainless steel business to attain world-class levels of competitiveness. The investment project in Charleroi amounts to 230 million euros and will create 400 new jobs. Commissioning is planned for the second half of 2005, and the rated capacity of one million tonnes is due to be reached in 2007.

This project is part of the larger strategic realignments designed to optimise the industrial and economic performance of all of the Group's stainless steel activities as part of better asset portfolio management.

On July 3, 2003, Arcelor finalised the purchase, through subsidiaries of its long products sector, of the Pallanzeno rolling mill from Duferdofin and of a 49.9% share in the San Zeno steelworks. Duferdofin, a wholly-owned subsidiary of the Duferco Group, retains the remaining 50.1% shares in the San Zeno steelworks.

The two purchases have been approved by the European competition authorities.

The Pallanzeno rolling mill, located in northern Italy, produces small and medium beams and has a production capacity of 600,000 tonnes per year; the steelworks at San Zeno di Naviglio, also located in Italy, near Brescia, has a capacity of 750,000 tonnes per year and supplies blooms* to the Pallanzeno rolling mill.

On July 28, 2003, Arcelor granted a technological license to Tata Steel of India for the production of galvanised steel sheet for automobiles at its Jamshedpur plant. The agreement covers both the pure zinc galvanising technologies and combined zinc/iron coatings.

This agreement reinforces the cooperation initiated in April 2002 between Arcelor, Nippon Steel Corporation and Tata Steel aimed at offering high-performance steel solutions to the Indian automotive industry. Under the new agreement, Arcelor is granting Tata Steel a license for the use of its proprietary product Extragal™, including the use of the registered trademark and the necessary know-how. Extragal™ is a pure zinc galvanised product that has been specially developed for the automotive industry.

* See glossary.

On July 28, 2003, Arcelor and Bao Steel signed an agreement for the creation of a partnership for the production of welded blanks near Shanghai. This joint venture will benefit not only from the supply of raw materials by Bao Steel but also from Arcelor's state-of-the-art technology in welded blanks, and will make it possible to offer the technological advantages of welded blanks to car manufacturers operating in China.
The use of welded blanks in automotive applications can contribute to vehicle weight reduction, thereby reducing petrol consumption while at the same time strengthening passive safety and improving road-handling characteristics. Construction work on the new plant began in 2003 and shipments to customers will start during the second half of 2004. In its initial configuration, the plant will have an annual production capacity of 2 million units of welded blanks.

On September 19, 2003, on the occasion of the opening of the new Sollac Ambalaj facilities in Gemlik, Turkey, **Arcelor** and **Erdemir**, the number one steel producer in Turkey, announced their intention to expand their cooperation in Turkey and other markets.
The two groups intend to create a joint enterprise aimed at developing steel service centres outside Turkey. Arcelor and Erdemir also intend to step up their current cooperation in the field of packaging steels by increasing Erdemir's share in Sollac Ambalaj.
Furthermore, Arcelor and Erdemir plan to study opportunities for creating additional synergies that would be in line with the growth plans of the two groups.
In October 2002, Arcelor and Erdemir launched a joint venture in the field of packaging steels with Erdemir's acquisition of a 25% stake in Sollac Ambalaj Celik.

On December 23, 2003, Arcelor, Bao Steel and Nippon Steel Corporation created an industrial and commercial joint venture in China for steel for the automotive industry. Located in Shanghai near the upstream production facilities of Bao Steel, this plant will include cold rolling and galvanising facilities with an annual production capacity of 1.7 million tonnes of flat carbon steels mainly destined for the automotive industry. The new facilities represent an investment of approximately $800 million. This new joint venture is part of the Global Strategic Alliance between Arcelor and Nippon Steel Corporation, giving both companies the opportunity to serve their international customers, notably in the automotive industry, thanks to the development and offer of state-of-the-art steel solutions. Twelve percent of the new entity will be owned by Arcelor, 38% by Nippon Steel Corporation and 50% by Bao Steel.

On September 3, 2003, Arcelor confirmed its membership in the United Nations Global Compact, thereby joining over 1,250 enterprises from around the world. The Global Compact, launched in 2000, is meant to better integrate into corporate practices a fundamental set of values relating to the Universal Declaration of Human Rights, international labour standards and the protection of the environment.

Corporate Governance

Board of Directors*

- **Joseph Kinsch,**
Chairman of the Board of Directors

- **José Ramón Álvarez Rendueles,**
Vice-Chairman of the Board of Directors

- **Daniel Bouton,**
Director, Chairman and CEO of Société Générale, Paris

- **John Castegnaro,**
Director, Employee Representative, Luxembourg

- **Hedwig De Koker,**
Director, Chairman of the Board of Vancaen PLC, Brussels

- **Jean-Yves Durance,**
Director, Chairman of the Management Board MARSH France, Paris

- **Jean-Pierre Hansen,**
Director, Chairman and Managing Director of Tractebel, Managing Director of SUEZ S.A., Brussels

- **Ulrich Hartmann,**
Director, Vorsitzender des Aufsichtstrats of E-ON AG, Düsseldorf

- **Corporación JMAC represented by Ramón Hermosilla Martin,**
Director, Madrid

- **Jean Lapeyre**,**
Director, Employee Representative, Paris

- **S.A.R. le Prince Guillaume de Luxembourg,**
Director, Luxembourg

- **Daniel Melin,**
Director, Chairman of EMEA South EDS, Paris

- **Edmond Pachura,**
Director, Chairman of UNAS, Paris

- **Francisco Javier de la Riva Garriga,**
Director, Executive Vice-Chairman of Fertiberia S.A., Madrid

- **Georges Schmit,**
Director, Secretary General of the Ministry of the Economy, Luxembourg

- **Sergio Silva de Freitas,**
Director, Senior Vice-President of Banco Itaú, São Paulo

- **Ignacio Fernández Toxo,**
Director, Employee Representative, Madrid

- **Fernand Wagner,**
Director, Luxembourg

Secretary of the Board of Directors

- **Paul Junck,**
General Secretary

Audit Committee

- **José Ramón Álvarez Rendueles,**
Chairman

- **Hedwig De Koker,**
Member

- **Jean-Yves Durance,**
Member

- **Georges Schmit,**
Member

Nominating and Compensation Committee

- **Joseph Kinsch,**
Chairman

- **José Ramón Álvarez Rendueles,**
Member

- **Jean-Pierre Hansen,**
Member

- **Edmond Pachura,**
Member

* the term of all members of the Board of Directors will expire at the Annual General Shareholders' Meeting of 2006
** resigned on August 28, 2003

Management Board

- **Guy Dollé,**
Chairman and Chief Executive Officer

- **Jacques Chabanier,**
Senior Executive Vice-President Purchasing, R&D, I.T., e-Commerce, Alliance NSC

- **Jean-Yves Gilet,**
Senior Executive Vice-President Stainless Steels

- **Robert Hudry** (1),
Senior Executive Vice-President Distribution-Processing-Trading

- **Roland Junck,**
Senior Executive Vice-President Long Carbon Steels

- **Paul Matthys,**
Senior Executive Vice-President Strategy and Planning, M&A, Synergies

- **Guillermo Ulacia,**
Senior Executive Vice-President Flat Carbon Steels

- **Michel Wurth,**
Senior Executive Vice-President Finances, Management by Objectives


1
2
3
4
5
6
7
8

1 Guy Dollé
2 Jacques Chabanier
3 Jean-Yves Gilet
4 Robert Hudry
5 Roland Junck
6 Paul Matthys
7 Guillermo Ulacia
8 Michel Wurth

(1) Robert Hudry will leave the Group after the General Shareholders Meeting of April 30, 2004. He will be replaced in his management position as head of the Distribution-Processing-Trading sector by Gonzalo Urguijo, who was appointed Deputy Senior Executive Vice-President of Arcelor by the Board of Directors at its meeting of February 18, 2004.

Report of the Chairman of the Board of Directors on Corporate Governance and Internal Control Procedures

A. Corporate Governance

1. OBJECTIVES

Arcelor intends to merit the confidence of investors on the basis of:

• the transparency and quality of the information issued by the Group;

• the implementation of ambitious international standards in the matter of corporate governance;

• compliance with the principles of responsibility that the Group has set for itself.

2. PRINCIPLES OF ORGANISATION

Arcelor is a company incorporated in Luxembourg and governed by Luxembourg law, in particular the law of August 10, 1915, relating to commercial companies.

In a desire to optimise the management processes and make them fully transparent to all stakeholders, the Board of Directors and the Management Board have established internal rules intended to specify the operations of the Group and establish an appropriate balance between the Board of Directors and the Management Board. Taking its cue from the international standards relating to Corporate governance, Arcelor intends to merit the confidence of investors while at the same time furthering the future growth of the Group in the interest of all stakeholders.

3. GENERAL MEETING OF SHAREHOLDERS

The legally constituted General Meeting of the company represents all shareholders. It has the most extensive powers to direct, implement or approve all actions related to the operations of the company.

The General Meeting of shareholders is chaired by the Chairman of the Board of Directors or, in his absence, by the Vice-Chairman.
The Arcelor Annual General Meeting of shareholders is held in Luxembourg at company headquarters or at any other place in the city of Luxembourg specified in the notice of meeting. It is held on the last Friday of the month of April at 11:00 a.m.

All shareholders have the right to attend the General Meeting or to appoint a person of their choice as their proxy, to speak out and exercise their voting rights in compliance with the company by-laws.

No minimum number of shares is required to qualify for participation in the General Meeting of shareholders. Every share is entitled to one vote.

To the best knowledge of Arcelor, there are no shareholder pooling agreements at company level.

To attend the General Meeting in person or by proxy:

- shareholders recorded in Arcelor's stock register receive at their domicile all documents relating to the meeting and, in particular, the notice of meeting with the agenda and the proposed resolutions as well as a form that allows them to indicate their intention to attend the General Meeting in person or by proxy;

- shareholders not recorded in Arcelor's stock register must contact the financial intermediary holding the shares for their account.

The Annual General Meeting has a quorum irrespective of the number of shareholders in attendance and the shares they represent. Resolutions are passed with a simple majority of the votes validly cast by the shareholders present in person or represented.

Arcelor undertakes to follow the corporate governance principles aimed at ensuring proper information for shareholders and market transparency.

Fifteen days before the Annual General Meeting the shareholders may inspect at the registered office:

- the annual financial statements and the consolidated financial statement;
- the list of public funds, shares, bonds and other company securities making up the portfolio;
- the management report;
- the documents issued by the auditors whose report to the registered shareholders is mandated by law.

The management report, the annual and consolidated financial statement as well as the aforementioned documents issued by the auditors are sent to the registered shareholders at the same time as the meeting notice. All shareholders have the right, upon presentation of the stock certificate, to receive, free of charge and fifteen days before the meeting, a copy of the items mentioned in the previous paragraph.

After approving the annual statements and the consolidated financial statement, the General Meeting passes by special vote a resolution granting discharge to the Directors for the performance of their duties.

Furthermore, Arcelor has decided to set up an electronic voting system for its General Meeting.

When entering the meeting room, each shareholder is given an easy-to-use keypad allowing him to cast his vote on any of the resolutions submitted to the meeting. The complete results are processed immediately and displayed seconds after the vote on each resolution. A bailiff confirms the successful outcome of the General Meeting of shareholders.

4. THE BOARD OF DIRECTORS AND ITS COMMITTEES

4.1. The Board of Directors

The Board of Directors of Arcelor is composed of 18 directors, all non-executive, appointed by the General Meeting of shareholders, three of whom represent the employees.

It is characterised, inter alia, by its international nature, with six different nationalities represented on the Board.

If a director's seat becomes vacant, the remaining directors may, by a majority of the validly cast votes, elect a director who subsequently fills this seat until the next General Meeting of shareholders.

The Board of Directors includes a sufficient number of independent directors to give them a significant influence over the decision-making process. The independent directors enjoy total independence from the company and its principal shareholders, which implies that:

- they do not hold an executive position within the company;

- they must not have any relationship with members of the Management Board that could influence their independent judgement;

- they must not represent a shareholder who owns at least 2% of the company's share capital;

- they do not provide any goods or services to the company which, in the opinion of the Board of Directors, would be likely to influence their judgement.

All directors are informed that they may not trade in securities of companies in respect of which they have information that has not yet been made public.

The Directors act in the best interests of the company. In case of a conflict of interest relating to a matter submitted for the approval of the Board of Directors, the director in question advises the Chairman of the Board beforehand if possible. He has an obligation to inform the Board of Directors accordingly. He does not participate in the discussion or the vote regarding this matter. Mention of this fact is made in the minutes of the meeting. The General Meeting is to be informed as required by law.

Role and authority of the Board of Directors

The Board of Directors has, within the limits of the laws and by-laws, the most extensive powers with regard to the administration and management of the company and with regard to the attainment of the corporate purpose.

It appoints the members and the Chairman of the Management Board.

Without prejudice to its legal mission, the Board of Directors, on the recommendation of the Chairman of the Management Board, sets the strategic goals and the general management plan of the company and the Group, approves the resources for achieving these goals, oversees the implementation of the general management plan and the control of the company and the Group, and reports to the shareholders.

In particular, on the recommendation of the Management Board, it approves:

- the annual financial statements of the company and the proposed distribution of earnings,
- the consolidated financial statements of the Group,
- the consolidated budget projections,
- the reports to be submitted to the General Meeting of shareholders.

It approves all major investments and all strategic operations.

Working procedures

The Board of Directors elects a Chairman from among its members, who has the powers granted by the by-laws and those granted by the Board. He represents the Board of Directors with third parties.

He maintains ongoing contact with all important shareholders of Arcelor in consultation with the Chairman of the Management Board.

He chairs the meetings of the Board of Directors.

Among his responsibilities, the Chairman of the Board of Directors must evaluate the major issues submitted by the Management Board to the Board of Directors in order to form his own opinion.

For this purpose, he maintains or develops the necessary understanding of the issues, challenges, developments and opportunities in Arcelor's various sectors through periodic consultation with the Management Board and its Chairman.

In general, the Chairman fulfils his responsibilities in the spirit of teamwork with the Management Board and its Chairman.

The Board of Directors may elect a Vice-Chairman from among its members who has the powers granted by the by-laws and those granted to him by the Board.

The Board of Directors meets six times per year and is convened by the Chairman. Further meetings may be called if the affairs of the company so require.

If the Chairman cannot attend, the Board is chaired by the Vice-Chairman or the most senior Director by age.

The agenda for the meetings is established by the Chairman of the Board in consultation with the Chairman of the Management Board.

The Chairman and the members of the Management Board participate in the meetings of the Board of Directors in an advisory role.

Other persons may be invited by the Chairman of the Board to participate in an advisory role in the discussion on a particular point of the agenda.

The Board is assisted by a secretary appointed by the Board of Directors upon the recommendation of the Chairman. The Secretary of the Board attends the meetings of the Board of Directors and helps to prepare and draft the minutes. He does not have a vote.

The Board of Directors has a quorum only if a majority of its members are present or represented. Resolutions are passed by a simple majority of the validly cast votes. However, resolutions of the Board of Directors bearing on the issuance, within the limits of the authorised capital, of shares or other securities that give or may confer the right to shares, require a two-thirds majority of the members present or represented. In the event of a tie, the Chairman shall cast the deciding vote.

Press releases regarding annual and consolidated financial statements or decisions made by the Group are submitted to the Board of Directors for approval, after advice from the Audit Committee.

Board information

It is the obligation of the Chairman of the Board, assisted by the Secretary of the Board of Directors, to provide the Directors with the appropriate information in preparation for each meeting based on the circumstances and the items on the agenda.

Confidentiality of information

Directors and any other person called to attend the meetings of the Board of Directors are bound by secrecy with regard to any information of a confidential nature of which they become aware as a result of their participation in said meetings.

This obligation of confidentiality remains in force even after they have left their positions.

Business report

In 2003, the Board of Directors held 8 meetings with an average length of about 3 1/2 hours. The average attendance level of the directors was 87%.

At each meeting, the Board of Directors devoted one agenda item to Health & Safety issues at all Group plants.

The Board of Directors devoted its first session to a review of the budget for 2003. During the next three meetings, the Board approved the annual financial statements for the 2002 financial year as well as the quarterly and half-yearly statements for the 2003 financial year.

The Board of Directors approved a stock option plan following the related approval by the Arcelor Ordinary General Meeting of shareholders on April 25, 2003. It authorised the Management Board to subscribe a level 1* ADR (American Depositary Receipts) program in the United States and to open a syndicated line of credit, consisting of one or more tranches for a total amount of 1.5 billion euros, with the option of increasing this to 2 billion euros, for a duration of up to 5 years.

The Board of Directors discussed the Group's significant acquisitions and disposals, such as the acquisition of 49.9% of the assets of the steelworks at San Zeno (Italy) and the acquisition of 100% of the beam rolling mill at Pallanzeno (Italy), the industrial divestments required by the European Commission as part of the authorisation granted by the Commission under the ECSC (European Coal and Steel Community) Treaty for the merger between Aceralia, Arbed and Usinor, as well as the sales of the Tubes and PUM Plastiques businesses.

The Board of Directors also approved a joint venture with Baosteel and Nippon Steel Corporation for the construction of a cold-rolling mill in Shanghai intended primarily to supply galvanised plates to the Chinese automotive industry.

The Board of Directors took notice of the fact that the competitiveness of the Flat Carbon Steels sector can only be achieved by implementing a strategy aimed at concentrating the liquid phase equipment in the most efficient plants, i.e. in the so-called coastal plants that have the most favourable production costs. It asked the Management Board to take all necessary measures to focus future investments on the most competitive locations so as to safeguard the position of the Group as a whole.

The Board of Directors approved the strategic restructuring of the Stainless Steels sector aimed at consolidating the sector's activities in a core business limited to UGINE & ALZ in Europe and Acesita in Brazil. In this context, it approved the project for the construction of a new steelshop upstream of the Carlam hot strip mill (Belgium).

Moreover, the Board of Directors also approved some major new investments, such as the installation of a carbon injection system in a blast furnace at STAHLwerke Bremen (Germany), the installation of a secondary dust-removal system in the SIDMAR steelworks at Ghent (Belgium), the conversion of the electro-zinc coating line at Mardyck (France) to a galvanising line, and the transfer of the packaging steel line (beverage cans) from the Mardyck plant to the Florange plant (France).

The Board of Directors devoted a special meeting to Group strategy.

Finally, the Board discussed a variety of subjects related to the general environment of the Group, Sustainable Development, human resources, R&D, the macro-economic environment and the steel market.

* see management report, "Events subsequent to close".

4.2. The Audit Committee and the Appointments and Remuneration Committee

The Board of Directors has set up two committees pursuant to corporate governance principles.

4.2.1. The Audit Committee

Mission

The Audit Committee's mission is to assist the Board of Directors in its duties to monitor the company and the Group. It also examines both the individual and consolidated annual, half-yearly and quarterly financial statements, and reviews the accounting principles as well as the valuation rules used by the company for preparing the aforementioned statements.

Members

The members are as follows:

- José Ramón Álvarez Rendueles, Chairman
- Hedwig De Koker, member
- Jean-Yves Durance, member
- Georges Schmit, member

Working procedures

The Audit Committee is convened by the Chairman at least twice a year. It may also meet every time that two of its members call for a meeting.

The agenda for the meetings is established by the Chairman.

The meetings have a quorum only if at least three members are present.

It may involve the following in its activities and/or invite them to participate in meetings:

- the Chairman of the Board of Directors;
- the Chairman of the Management Board;
- the Senior Executive Vice-President, Finance;
- the head of accounting and the head of internal audit;
- the external auditors;
- any person whose cooperation is deemed useful.

It controls the work processes of the internal audit group and may request any document and any information that it deems useful or necessary for the performance of its mission.

The proceedings of the Audit Committee are recorded in the minutes drawn up by the Secretary and signed by the four members of the Audit Committee and the Secretary.

Activity Report

In 2003, the Audit Committee met 8 times. The average attendance level of the members was 97%.

During its meetings it:

- analysed the proposed allocation of the negative goodwill generated during the formation of the Arcelor group in February 2002;

- reviewed the consolidated budget for 2003;

- analysed the quarterly, half-yearly and annual statements of the Group that contain major non-recurring items affecting the consolidated results for 2003;

- approved Arcelor's "Business Risk Control" charter with the understanding that the implementation will be gradual and based on the specific characteristics of the sectors with, however, a methodology that is common and unique to the Group. It should be noted that the concept of "Business Risk Control" as defined by Arcelor covers not only internal audit but also risk management, and that its ultimate goal is to protect the interests of the stakeholders and to assist the Group in achieving its objectives by providing the relevant assurances and advice in an independent and objective manner;

- discussed the work organisation and planning for 2003 in the "Business Risk Control" department;

- determined the status of the relations between the Group and its auditors KPMG Audit;

- studied the functioning of the "Corporate Bank";

- noted the major risks for the Group identified by the Management Board.

At the end of every meeting of the Audit Committee, the Chairman presented a verbal report to the Board of Directors that was recorded in the minutes of the Board.

4.2.2. The Appointments and Remuneration Committee

Mission
The primary mission of the Appointments and Remuneration Committee is to recommend to the Board of Directors the remuneration policy for the members of the Management Board and the appointment of new directors and members of the Management Board. It is informed by the Chairman of the Management Board with regard to remuneration policies and remuneration packages for senior executives of the Group.

Members
The members are as follows:
- Joseph Kinsch, Chairman
- José Ramón Álvarez Rendueles, member
- Jean-Pierre Hansen, member
- Edmond Pachura, member

Working procedures
The committee meets once a year. It may also meet whenever its Chairman calls for a meeting.

The meetings have a quorum only if at least three members are present, including the Chairman.

It may involve or invite to participate in the meetings the Chairman of the Management Board or any other person whose cooperation is deemed useful.

Activity Report
In 2003, the Appointments and Remuneration Committee met 6 times. The attendance level of its members was 87.5%.

During its meetings, the Appointments and Remuneration Committee:

- studied the executive remuneration scheme submitted to the Board of Directors for approval, based on three elements: fixed remuneration, a variable component linked to the management by objectives process, a stock option plan;
- analysed the details of the stock option system for senior executives which was approved by the General Meeting of shareholders on April 25, 2003 on the recommendation of the Board of Directors;
- examined a proposal for an employee shareholder plan intended to cover all employees of the Group and proposed that the Management Board be requested to obtain the views of the European Works Council prior to any decision.

At the end of every meeting of the Appointments and Remuneration Committee, its Chairman presented a verbal report to the Board of Directors that was recorded in the minutes of the Board.

5. THE MANAGEMENT BOARD

Members
The Chairman of the Management Board and the members of the Management Board are appointed by the Board of Directors on the recommendation of the Appointments and Remuneration Committee.

As at December 31, 2003, the Management Board consisted of the following members:

- Guy Dollé,
Chairman of the Management Board, CEO
- Jacques Chabanier,
Senior Executive Vice-President Purchasing, R&D, Information Technology, e-Commerce, Alliance with Nippon Steel Corporation
- Jean-Yves Gilet,
Senior Executive Vice-President Stainless Steels
- Robert Hudry,
Senior Executive Vice-President Distribution-Processing-Trading
- Roland Junck,
Senior Executive Vice-President Long Carbon Steels
- Paul Matthys,
Senior Executive Vice-President Strategy and Planning, M&A, Synergies
- Guillermo Ulacia,
Senior Executive Vice-President Flat Carbon Steels
- Michel Wurth,
Senior Executive Vice-President Finance, Management by Objectives

Authority
The powers of the Management Board are defined by the Board of Directors. By delegation of the Board of Directors, the Management Board has the powers to:

- define and oversee the strategic objectives and general management plan of the company and the Group, to be submitted to the Board of Directors for a decision after consultation with the Chairman of the Board;

- define the policies and resources aimed at implementing this strategy; all decisions other than those relating to day-to-day management must be submitted to the Board of Directors for approval;

- implement and control decisions with oversight of performance and results.

Missions
The Management Board is a collegial body that shares common values and embodies a strong sense of group identity and philosophy.

Within the framework of the powers delegated by the Board of Directors, the Management Board:

- is responsible for the performance of the Group and its operating sectors;

- oversees the use made of the industrial, financial and commercial convergence and synergies within and between the operating sectors;

- appoints top-level management for the principal companies of the Group;

- handles relations with the public and EU authorities and with the national and international professional associations;

- is responsible for the coordination of public relations and ensures compliance with the Group's corporate identity;

- recommends, for the consideration of the Board of Directors: the annual statements of the company and the recommendations regarding the distribution of earnings, the consolidated financial statements of the Group, the consolidated budget forecasts, the reports to be submitted to the General Meeting of shareholders.

Ethics guidelines
The members of the Management Board adhere to the highest standards in terms of business conduct and professionalism and assist each other in achieving these goals.

6. REMUNERATION

6.1. Board of Directors

Total remuneration [1] in 2003:

	EUR	1,665,000	
including	EUR	1,200,000	directors' emoluments
and	EUR	465,000	in directors' fees.

The Chairman of the Board participates in a stock option plan set up by the company with 50,000 options.

6.2. Management Board

The remuneration of the Chairman and the members of the Management Board of Arcelor is determined by the Board of Directors upon recommendation from the Appointments and Remuneration Committee.

Remuneration structure
The remuneration of the Chairman and the members of the Management Board is made up as follows:

- fixed annual remuneration;
- a bonus linked to performance;
- stock options.

The directors' fees received by the Chairman and the members of the Management Board for their duties within Arcelor have been returned to the company.

[1] Including remuneration for the members of the Board committees.

• *Fixed annual remuneration*
Fixed annual remuneration is determined on a net basis after social security charges and standardised taxes in order to take into consideration the countries in which the CEO and Senior Executive Vice Presidents do business and reside.

• *Bonus*
The bonus of the Chairman and the members of the Management Board is determined according to the following guidelines:

- one half of the bonus is linked to the return on capital employed and the free cashflow for the financial year;

- the other half of the bonus is linked to the moving average of the same indicators over the previous three years.

An individual coefficient is then applied in order to account for the degree to which each Director has reached his individual targets. The coefficient applied is between 0.8 and 1.2.

The maximum amount of the bonus before applying the individual coefficient is 50% of the net annual remuneration.

• *Stock options*
The Chairman and the members of the Management Board benefit from a 5-year stock option plan approved by the general meeting of shareholders on April 25, 2003 and enacted by the Board of Directors on May 15, 2003.

The number of options granted each year is decided by the Board of Directors. The first allocation took place in 2003.

The remuneration received by the Management Board in 2003 was as follows:

	Gross annual remuneration EUR	Gross annual bonus ** EUR	Stock options 2003 EUR
Guy Dollé	592,500	190,000	50,000
Other members (7)*	2,955,000	524,000	280,000

7. AUDITOR

In accordance with the Luxembourg law on commercial companies, the consolidated financial statements and the individual company statements are certified by an auditing firm that examines the accounts, the method of preparation and the Internal Control Procedures.

Following an open bidding process, on the recommendation of the Board of Directors, the General Meeting of shareholders held on April 26, 2002 appointed the auditing firm KPMG Audit as auditor for Arcelor. Its term will expire at the General Meeting of shareholders that will vote on the accounts for the 2004 financial year.

8. DUAL-SIGNATURE PRINCIPLE

The company has opted for the dual-signature principle in matters of company representation. Notwithstanding the representation authority conferred by law on the Board of Directors, the company is liable toward third parties only with the joint signature of two holders of power of signature. All holders of power of signature are designated by the Board of Directors, which also determines the extent of such power.

*Messrs. J. Chabanier, J.Y. Gilet, R. Hudry, R. Junck, P. Matthys, G. Ulacia, M. Wurth.
**This is the 2003 bonus linked to the results in the 2003 financial year. The bonus for 2003 linked to the moving average of the previous three years will be paid in 2004 (average 2002, 2003, 2004). Given the recent creation of Arcelor, this formula was chosen for the first few years.

B. Internal Control Procedures

1. GOALS

Internal control is an integral part of the corporate governance strategy of the Arcelor group.

The Internal Control Procedures involve assisting the management of the Group in identifying and managing risks by putting at its disposal a reference tool for risk management and by verifying compliance with this tool.

The purpose of internal control is to ensure:

- compliance with all laws, regulations, standards, internal rules, contracts;

- the protection and preservation of the Group's assets;

- the exercise of optimal control over the sectors and companies within the Group;

- the reliability and integrity of the accounting system and the financial and operational information;

- the implementation and optimisation of the objectives;

- the prevention and management of risks that might prevent implementation of the objectives.

2. ORGANISATIONAL PRINCIPLES

The organisation of the Arcelor Group is characterised by the principle of subsidiarity. The Management Board formalises and communicates its vision for the company and oversees its implementation. It is assisted by Corporate in its strategy, management and governance functions.

The elements of this vision include Arcelor's Principles of Responsibility. Drawn up by several Group executive and top-level management teams, they have been confirmed by the Management Board and widely distributed to mid-level executives and managers. This distribution will be extended to all Group employees during 2004.

In accordance with the principles laid out above, the responsibility for the design and implementation of an internal control mechanism and procedures rests with the Management Board as delegated by the Board of Directors. In addition, the organisation, application and monitoring of these Internal Control Procedures and, therefore, risk management, are the responsibility of the operating sectors.

Since the general approach of the Arcelor group in the matter of internal controls is based on the risk management process, the Group devised a specific action plan in this area. This action plan is characterised by the implementation of a continuous process, the "Business Risk Control (BRC)" process, the purpose of which is to assist the various persons responsible for operations at all levels of the Group to progressively adopt the best internal control practices to deal with the risks that threaten the business for which they are responsible. In outline, the BRC process can be described as a series of activities designed to:

- periodically identify the level of risk inherent in the various business activities in cooperation with the operating sectors, taking into consideration the existing internal control mechanism (internal control mapping);

- design, together with the Group's specialists, the homogeneous manual of best practices for the internal management of the risks inherent in the various processes (internal control engineering);

- make the manuals available to the operating personnel for them to internalise (internal control distribution);

- periodically verify, independently, compliance with the manuals by the operating personnel (internal control review);

- provide an independent opinion to management and the Audit Committee of the Board of Directors regarding the overall level of internal control given the risks inherent in the various activities (internal control communication).

3. INTERNAL CONTROL OPERATING PROCEDURES

Regarding the specific operation of the Arcelor group internal control mechanism, it should be noted that the various corporate departments have defined a set of rules, internal directives, and procedural methods covering in particular the areas of finance, accounting, management control, fiscal control, legal, human relations, health and safety, environment, communications, internal audit and risk management, which are implemented throughout all sectors and companies of the Group, and are regularly updated.

One example is the internal control and risk management system for the following processes:

3.1. Legal internal control procedures

The control performed by the Arcelor Legal Department over the activities of Arcelor and its subsidiaries is derived from the Group's general organisational principles and, in particular, from the definition of the general mission of the legal function at Arcelor.

In order to optimise coverage of the legal risks and contribute to the growth of the Group, the internal control system implemented by the Legal Department includes the following procedures:

- all major contracts creating liability for companies within the Group must be approved by the Legal Department;

- in the event of a new dispute or the risk of a dispute, Group companies must refer the matter to the Legal Department, which will determine the strategy to be followed in each case;

- more specifically, the Legal Department will review any ongoing disputes exceeding 500,000 euros in a litigation report that is updated every 6 months;

- any use of legal subcontracting (lawyers, outside counsel) must be communicated in advance to the Legal Department which will advise on the appropriateness and the modalities of such use;

- legislative or regulatory developments that could have repercussions on the activities of the Group are constantly reviewed by the Legal Department, which will take the appropriate measures if necessary;

- a team dedicated to monitoring the Group's subsidiaries and holdings carries out a review of the legal documentation it receives with regard to corporate law and the structure of the operations, and corrects any anomalies detected.

3.2. Internal control procedures for Group financing

The allocation of financial resources within the Arcelor group is carried out under the control of a Financing Committee composed of:

- the Senior Executive Vice-President Finance (CFO);

- the heads of Finance, Management Control, Mergers & Acquisitions and Group Operations;

- representatives of the sectors on a case-by-case basis.

The role of this Financing Committee, clearly defined in the internal procedures approved by the Management Board and submitted to the Audit Committee of the Board of Directors, is to:

- allocate financial resources to Group companies and to determine the terms and conditions thereof;

- review the balance sheet structure of the companies;

- approve the financial operations decided by the sectors and business units.

The Financing Committee met 15 times during 2003 and approved the allocation of EUR 3.5 billion in capital resources, long-term loans or short-term lines of credit.

Every lending or borrowing operation is subject to a written contract. Any utilisation of short-term lines of credit with Arcelor Treasury SNC is continually computer-monitored.

All financial operations are systematically subject to an AFO – Authorisation for Financial Operation.

The decision-making level is defined in the procedures and every decision is included in the monthly financial reporting.

3.3. Internal control procedures governing the preparation and processing of accounting and financial information

The consolidated quarterly financial information is produced by the Accounting Department on the basis of a general calendar that takes into account the requirements of the markets on which the Group is listed (target date) and the process of internal validation and approval within the Group (Management Board, Audit Committee, Board of Directors, General Meeting of shareholders).

The tracking and processing of the accounting information collected from the consolidated entities is organised on the basis of a division of labour between the local entities that are responsible for the reporting package, including all restatements to ensure conformity with the Group's accounting standards, and the Accounting Department which handles the review and ensures that all information is included in the consolidated accounts.

In this respect, since mid-2003 the local entities have attested to their assumption of responsibility in respect of the completion of the reporting packages for each quarterly closing in compliance with the Group's accounting guidelines and procedures by means of a letter of declaration sent to the Senior Executive Vice-President Finance.

The Group has chosen a single, centralised information system that is common to all accounting and management control departments for the preparation of the consolidated quarterly information and the monthly reporting indicators. This software package is used by most large European groups. It allows for integrated, standardised, secured and totally automated data reporting and processing.

The consolidated quarterly reporting is prepared within a consistent procedural framework that includes the reference documents made available throughout the Group (GRCM – the Reporting and Consolidation Manual detailing all of the Group's accounting and valuation rules; the Information System User's Manual) and annual training programmes designed for the local entities.

To complement this general process, the Management Board decided in 2003 to set up a Group Accounting Compliance team located within the Accounting Department, whose objective is to define and develop a standardised, secure accounting environment for the consolidated financial statements. To this end, the Group Accounting Compliance team has established a network of expertise (local experts) whose role is to roll out the communication and application of the accounting policies adopted by the Group. This network will be in full operation by 2004.

The Accounting Department cooperates fully, in all its functions, with the many other internal departments. Some work is recurring as part of periodic cross reporting (with the departments of Management Control, Taxation, Legal, Treasury and Human Resources) or periodic based on current projects, for example with the Mergers and Acquisitions Department.

The Group's consolidated financial statements are subject to a six-monthly review by the outside auditors in compliance with Luxembourg law and market regulations in force in the countries where Arcelor is listed for trading.

3.4. Internal control procedures for Management Control

The work of Group Management Control is guided by its main objectives, namely:

- the collection, analysis and explanation of the results achieved, compared with the objectives set for both the Arcelor group and its principal components;

- forecasts for short and medium-term developments;

- recommendations for corrective actions.

As discussed above, the Group has chosen a single, centralised information system so that the Management Control Department prepares its reports from the same database as is used for the consolidation reporting. The actions taken by Management Control are documented, in particular through the implementation of the following procedures:

- procedure for preparing and approving the annual budget;

- procedure for monthly reporting, including analysis of variances and calculation of efficiency savings;

- procedure for quarterly forecasts;

- procedure for monitoring the working capital requirement;

- procedure for authorising industrial investments.

4. EVALUATION OF INTERNAL CONTROL PROCEDURES

The evaluation of the relevance of and compliance with the Internal Control Procedures is carried out by the "Business Risk Control (BRC)" function.

The BRC's mission is to provide independent and objective assistance to the operating personnel in reducing risks through internal control. In this context, it evaluates the relevance and effectiveness of risk management to determine whether the controls instituted by management and the operating personnel provide reasonable assurance that the objectives of the Group will be met.

The mission and the modalities of the BRC process have been formalised in the BRC charter that includes the Group's entire organisation. It has been approved by the Management Board and the Audit Committee of the Board of Directors and is based on compliance with the International Standards for the Professional Practice of Internal Auditing and the Code of Ethics issued by the Institute of Internal Auditors (IIA).

The implementation of the BRC process is based on the application of a unique methodology and policy that are applied to the entire Group, and its activity is carried out on the basis of an annual BRC plan approved by the Management Board and submitted to the Audit Committee of the Board of Directors, both of which also monitor implementation.

The Group BRC department is responsible to the Management Board and the Audit Committee of the Board of Directors for the entire process. It reports directly to the Chairman of the Management Board and is assisted in its tasks by four BRC managers in the operating sectors with whom it has a very strong functional link.

Information regarding capital, market information, and financial information policy

Information about the share capital of Arcelor

Authorised capital

The authorised capital, including the issued share capital, amounts to 5,000,000,000 euros. The unsubscribed portion of the authorised capital may be issued by the exercise of conversion or subscription rights already granted by Arcelor.

Change in share capital

Arcelor was incorporated on June 8, 2001 with a share capital of 32,250 euros.

On February 15, 2002, Arcelor issued 516,215,823 new shares in exchange for the shares of Aceralia, Arbed and Usinor stock tendered during the initial Public Offers of Exchange for these companies and in consideration for the 1,561,668 shares of Arbed stock tendered by Staal Vlaanderen N.V.

In compliance with the applicable regulations, Arcelor subsequently reopened the offer for Arbed in Luxembourg and Belgium, and the offer for Usinor in France, with the terms of the offer remaining unchanged.

On March 18, 2002, Arcelor issued 12,138,238 additional new shares in exchange for the Arbed and Usinor shares tendered during the reopening of the Public Offers of Exchange for Arbed and Usinor shares, and in consideration for the 297,354 Aceralia shares tendered by Arbed España BV.

On August 5, 2002, Arcelor issued 3,351,776 new shares in exchange for the Usinor shares tendered during the Public Offer of Withdrawal by Exchange for all Usinor shares still in circulation. Subsequently, the Usinor shareholders were able to exercise their exchange options. In this context, on August 22, 2002, Arcelor issued 414,939 new shares in consideration for 414,939 Usinor shares; on November 6, 2002, 239,183 new shares in exchange for 239,183 Usinor shares; on January 9, 2003, 104,183 new shares in exchange for 104,193 Usinor shares; on April 9, 2003 258,985 new shares in exchange for 258,985 Usinor shares; on July 9, 2003, 102,685 new shares in exchange for 102,685 Usinor shares; and on October 9, 2003, 208,534 new shares in exchange for 208,534 Usinor shares.

On December 31, 2003, the subscribed share capital of Arcelor amounted to 2,665,203,980 euros and consisted of 533,040,796 shares without indication of a nominal value, all fully paid up.

In order to optimise the balance sheet structure and reduce the cost of its debt, Arcelor decided to redeem the 3% O.C.E.A.N.E. bonds maturing January 1, 2006 ahead of schedule, as the conditions for implementing this redemption had been met. At the end of December 2003, these O.C.E.A.N.E. bonds represented 350 million euros of debt. The O.C.E.A.N.E. holders had the right to exchange bonds against shares until March 11, 2004 (included), served in this case by delivering existing treasury shares, carrying beneficial rights from January 1, 2004.
At the end of this offer, which increased the consolidated equity capital of the Group, 22,490,577 O.C.E.A.N.E. bonds, representing 81.05% of the initial issue, were exchanged for shares.

Date	Number of shares	Capital operations
June 8, 2001	25,800	Creation of Newco, later Arcelor
December 11, 2001	6,450	Review of the book value by the Extraordinary General Meeting of shareholders
February 15, 2002	499,434,342	Public offer of exchange for Aceralia, Arbed and Usinor shares
February 15, 2002	516,222,273	Tender of Arbed shares held by Staal Vlaanderen NV
March 18, 2002	528,360,511	Reopening of the POE for Arbed and Usinor and tender of Aceralia shares by Arbed España BV
August 5, 2002	531,712,287	Public offer of withdrawal by exchange for Usinor shares
August 22, 2002	532,127,226	Contribution of Usinor shares
November 6, 2002	532,366,409	Contribution of Usinor shares
January 9, 2003	532,470,592	Contribution of Usinor shares
April 9, 2003	532,729,577	Contribution of Usinor shares
July 9, 2003	532,832,262	Contribution of Usinor shares
October 9, 2003	533,040,796	Contribution of Usinor shares

Share capital distribution

To the best knowledge of the Board of Directors, the principal shareholders as at December 31, 2003 were:

Shareholder	%
Luxembourg State	5.9%
ARISTRAIN	4.1%
Walloon region (SOGEPA)	3.8%
Employees	2.6%
Flemish region (Staal Vlaanderen)	2.4%
EDF	1.7%
BGL+BGL IP	0.8%
Others (*)	78.7%
TOTAL	100.0%

* including treasury shares

Market information

Listing

Arcelor shares are listed on the Luxembourg Stock Exchange, on the *Premier Marché* of Euronext Brussels, on the *Premier Marché* of Euronext Paris and on the stock exchanges of Madrid, Barcelona, Bilbao and Valencia.

Indices

Arcelor entered the CAC 40 index on November 21, 2003, enhancing the visibility and actractivity of the stock for investors and shareholders. Arcelor is also part of the Euronext 100, the FTSEurofirst 80, IBEX 35, LuxX and SBF 120 indices and the socially responsible FTSE4Good Europe index.

Share price evolution

The initial listing of the Arcelor share was on February 18, 2002. The share prices in euros on Euronext Paris S.A. over the past 18 months fluctuated as follows:

	Closing average	Maximum closing share price	Minimum closing share price	Average daily volume (number of shares traded)	Average daily share capital traded in EUR thousands
September 2002	11.33	12.50	10.00	1,836,594	21,057
October 2002	10.45	11.50	8.40	2,236,569	22,978
November 2002	11.63	13.20	10.90	1,790,975	20,737
December 2002	12.18	13.21	11.65	1,524,645	18,731
January 2003	11.66	12.50	9.80	1,886,828	21,671
February 2003	9.54	10.52	8.28	1,658,212	15,690
March 2003	8.60	9.22	7.87	1,930,490	16,556
April 2003	9.19	10.24	8.00	2,984,678	27,455
May 2003	9.65	10.35	9.03	2,014,710	19,548
June 2003	9.95	10.43	9.35	1,822,062	18,125
July 2003	11.44	12.02	10.04	2,922,214	33,172
August 2003	11.71	12.40	11.20	2,284,478	27,034
September 2003	11.76	12.48	10.44	2,577,381	30,109
October 2003	11.44	12.27	10.29	2,668,723	30,386
November 2003	13.01	13.70	12.13	4,427,826	58,180
December 2003	13.46	13.82	13.06	2,608,444	35,092
January 2004	14.20	14.99	13.45	3,097,831	44,138
February 2004	14.64	15.26	14.11	3,854,355	56,710

Share price evolution between February 18, 2002 and February 27, 2004

Index 100=February 18, 2002



125
100
75
50
Arcelor
MSCI Metals and Mining
CAC 40
Eurostoxx50
02/02
04/02
06/02
08/02
10/02
12/02
02/03
04/03
06/03
08/03
10/03
12/03
02/04

Other securities providing access to capital

Market for Arcelor securities – evolution of the trading prices of Arcelor bonds (O.C.E.A.N.E.)

Average quarterly trading price (in euros)	O.C.E.A.N.E. 2005	O.C.E.A.N.E. 2006	O.C.E.A.N.E. 2017
June - August 2002	20.18	14.87	18.66
September - November 2002	20.06	14.13	18.30
December 2002 - February 2003	20.15	13.57	18.97
March - May 2003	20.03	13.97	18.74
June - August 2003	20.52	14.57	19.63
September - November 2003	20.71	14.95	19.95
December 2003 - February 2004	20.60	15.06	20.61

Information policy

Arcelor intends to provide clear, regular, transparent and even-handed information to all individual and institutional shareholders.

To meet this objective and adapt this information to the needs of all parties, Arcelor has developed an active communications policy through a multitude of information media: meetings with shareholders, letters to shareholders, meetings with institutional investors and financial analysts, teleconferences, development of an Internet site www.arcelor.com, etc.

On November 6, 2003, Arcelor received the Prize for Financial Information, a prize awarded annually by Ujjef (*Union des journalistes des journaux d'entreprise de France*). Under the patronage of the French Prime Minister, Ujjef recognised Arcelor for the quality of its financial and economic reporting, for the educational dimension of the information provided and for the clarity of its 2002 annual report.

In its desire to provide quality financial information Arcelor participates in the NextPrime segment of Euronext. The NextPrime segment brings together all listed companies of the traditional industries that choose to make a special effort in terms of financial information.

Arcelor thus joins a circle of companies that wish to increase their visibility with investors by undertaking to respect the supplementary guidelines for financial information.

In this way, Arcelor demonstrates its willingness to serve as an example in terms of financial transparency in line with the best international standards.

Institutional investors

Arcelor is developing ongoing relationships with financial analysts and European and international investors. Teleconferences with analysts are organised when results are published. Meetings with investors are also organised throughout the year.
In 2003, Arcelor management met with over 350 investors in Europe, North America and Asia.
Coverage of Arcelor by brokerage institutions has resulted in 144 publications about the company.

Individual shareholders

In order to have direct contact with individual shareholders, Arcelor participates to financial exhibitions and organises shareholders meetings. In 2003, Arcelor participated in 6 exhibitions and organised two shareholder meetings that brought together almost 2,000 individual shareholders who had the opportunity to talk personally with Guy Dollé, Chairman of the Management Board of Arcelor, and Michel Wurth, Senior Executive Vice-President Finance, Management by Objectives.

Financial information calendar

April 30, 2004	General Meeting of shareholders
May 10, 2004	First-quarter results for 2004
July 29, 2004	Half-year results for 2004
November 15, 2004	Third-quarter results for 2004

Person in charge of investor information:
Martine Hue, Senior Vice President, Head of Investor Relations
Tel: 00 352 47 92 24 14
Fax: 00 352 47 92 24 49

Telephone numbers for shareholders:
Toll-free number: 00 800 4792 4792
Spain: 00 34 902 152 153
France : 00 33 (0) 1 41 25 98 98
Internet : www.arcelor.com
E-mail : investor.relations@arcelor.com


(steel+imag
entrepreneurship
responsibility
anti
O=U-TS
f=1-exp-(kt)
cos(ideas+πlogx)-

PART II

Presentation of the activities of **the Group**

table of contents →



able of contents → **Flat Carbon Steels**



Flat Carbon **Steels**

Based principally upon an integrated industrial system (producing steel products from iron ore), Arcelor's Flat Carbon Steels sector is the leading supplier of flat carbon steels to the automotive, domestic electrical appliance, packaging, general and construction industries.

1. STRATEGY

The strategy of the Flat Carbon Steels sector is based on the optimisation of the cost-customer ratio, the objective being to increase the value for customers within the context of cost control. On the financial level, this policy resulted in 2003 in the adoption of strategies that define the optimal industrial configuration to be attained. At the same time, the segmented market approach was reinforced by adapting the commercial structure and setting up appropriate logistics chains for each market segment.
Also, in a desire to maintain margins, the Group has given priority to price over volume, thereby enhancing the quality of its products and services.
This overall strategy is supported by an ambitious research and development policy. In order to better meet customer expectations, the Flat Carbon Steels sector concentrated its R&D activity on three multidisciplinary research centres focusing on the major markets: automotive, general industry and packaging. A fourth centre focuses on the optimisation of industrial processes. A fifth centre specialising in the applications of artificial intelligence to the steel industry should be established soon in Spain.

The Flat Carbon Steels strategy also reflects the major vectors of sustainable development implemented by Arcelor. Safety is therefore a priority issue for the sector. Important measures have been taken to reduce the number of accidents involving employees of the sector as well as subcontractor personnel, and a reliability programme has been developed in order to optimise the production process with regard to personal safety.

In respect of environmental matters, the Flat Carbon Steels sector pursues an active policy of plant certification. By the end of 2003, 91% of the sector's plants were ISO 14001 certified. Significant investment has been devoted to reducing air pollutants at the various production sites.

2. ORGANISATION OF THE SECTOR

The Flat Carbon Steels sector optimises its results at sector level, but is structured into six business units from an industrial point of view. Five reflect the geographic organisation of the production centres: the North business unit operates in Germany and the Flemish Region of Belgium; the Wallonia business unit covers the Wallonian Region of Belgium; the Centre business unit covers the northern and eastern part of France; the South business unit covers the southern part of France, Italy and Spain; the Brazil business unit covers the sector's activities in that country. The sixth business unit, Arcelor Packaging International (API), is dedicated to the packaging industry.

The strategies defined by Arcelor's Board of Directors in January 2003 emphasise the concentration of the sector's future investments in European blast furnace upgrades (upstream manufacturing process facilities) on the best-performing sites, i.e. the coastal sites, while at the same time reaffirming the need to have efficient "downstream" facilities in proximity to customers.

Within this context, and in order to assist the Group's customers with their international growth plans and to be able to supply them anywhere in the world with identical products meeting the same standards of quality irrespective of the country, industrial partnerships have been developed, notably with Tata Steel in India, Bao Steel and Nippon Steel Corporation in China, Severstal in Russia, Borcelik in Turkey, Dofasco in Canada as well as Gestamp and Magnetto in Europe and South America.

At the commercial level, Arcelor's Flat Carbon Steels sector is organised into two divisions. The first specialises in the automotive industry, while the second is dedicated to general industrial customers. These two teams use a common network of sales offices located in more than 20 countries.
Within the General Industry division, sales are organised by segments: distribution, domestic electrical appliances, construction and general industry, with metal processing and the primary processing industry.

3. THE SECTOR'S PRODUCT AND MARKETS

3.1. Automotive

The Flat Carbon Steels sector offers the automotive industry a complete range of products and services: coils, coated products, finished products, formed and welded blanks, but also technical assistance and advice during the vehicle design stage and when the steel is processed. Arcelor Auto handles the distribution. Arcelor Auto has a worldwide presence in order to meet the globalised demand of carmakers and first-tier subcontractors. Arcelor Auto operates primarily as an interface between entities of the Arcelor group and their customers (notably in Europe and Brazil), but also with certain Arcelor joint venture subsidiaries (Borcelik in Turkey, Severgal in Russia, and Dosol in Canada).

Arcelor Auto works closely with carmakers, starting at the vehicle design stage. Resident engineers are placed at the disposal of the carmakers at their design centres. Technical support engineers assist in the development and manufacturing phases in order to facilitate the processing of the steel. Arcelor Auto also defines and pursues an extensive product research and development programme so that it can continually put forward new solutions that are both economical and efficient.

Arcelor Auto has a 14% share of the world market, with a very strong position in Europe. Its market share outside Europe varies from 3 to 15%, depending upon geographic region, with substantial opportunities for growth.

3.2. The General Industry division

Construction

In the construction market, the Flat Carbon Steels sector offers its customers all the advantages of an international player: a large number of production and processing plants, a broad range of products, extensive experience in high added value products (prepainted plates, high yield steels). While continuing to concentrate on the roofing/cladding segment and interior fit-out, in cooperation with Arcelor BCS (Building and Construction Support) it is developing new lines of activity (garage doors, lighting columns, swimming pools, etc.) and new niche products such as skin plates (plastic film coatings) or very thick galvanised plates.

Distribution

The first objective for the Distribution segment in 2002 and 2003 was to stabilise the order book, standardise sales terms, and optimise the product/customer mix to improve the return on capital employed. For strategic customers, who use both full-width and processed products, a special cooperation procedure was set up between the Flat Carbon Steels sector and the Distribution-Processing-Trading sector, for the joint handling of all services to the customers concerned.

Domestic electrical appliances

The range of steels for domestic electrical appliances covers all appliance casing structure parts. A new approach combining commercial and technical know-how makes it possible to better meet the needs of European domestic electrical appliance manufacturers with a complete range of products: steel for enamelling, metallic-coated steel, and high-gloss prepainted steel.

Engineering, industrial packaging

The new organisation of the engineering/industrial packaging segment within the sector is designed to improve customer service. The segment has been divided into sub-segments that take into account the specific nature of the products: radiators, barrels, industrial shelving, tanks, gas bottles, etc.

The Flat Carbon Steels sector offers industrial customers a broad range of products from very high yield steels for cranes, off-road construction equipment and road trailers with very high buckling properties, through qualities for heat treatment, and oil industry applications. Depending on the applications, these steel products can be supplied uncoated or with metallic or organic coatings. For electric motors, the sector has readied itself to meet the demand for steel grades for the manufacture of electric motors with low energy consumption and starter-alternators that will be installed in vehicles of the future.

Geographic markets of the General Industry division

The European Union (EU15) is the primary market for the General Industry division of the Flat Carbon Steels sector, which has a market share of around 30%. The goal is to stabilise that position in terms of both volume and price.

The enlarged Europe of 25 countries represents a promising market with anticipated growth in the new European countries of about 6 to 8%. Arcelor wishes to strengthen its presence in Central and Eastern European countries, both at the industrial and commercial level.

In North America, following the protective measures taken by the USA, the volume transacted by the sector declined by about 50% compared to 2001. The normalisation of trade relations with this market should enable Arcelor to return to the levels of 2000-2001, of about one million tonnes per year.

As a counterbalance to the American effect, the Group has taken full advantage of the growth of the Chinese market, albeit with lower profitability due to the dollar's fall against the euro. Commercial relations with China will be pursued only at acceptable levels of profitability.

3.3. Packaging steels

The packaging steels business is handled by Arcelor Packaging International (API), a dedicated business unit. API is the world leader in steels for the packaging industry in terms of both volume (11% share of the world market) and the technological sophistication of its applications.
API is number one in Europe with 37% market share (representing 85% of its production) and benefits from good distribution of production and sales throughout the continent.

API supplies packaging manufacturers with steel products tailored to their various markets: food products (50% of the European consumption of packaging steels), beverages, cosmetics, paints and industrial products. The applications are many: beverage cans, shaped cans, 2 and 3-piece cans, caps and crown corks, tops and easy-open tops, aerosols, industrial cans and decorative packaging.

2003 was marked by the disruption in the beverage can market with the introduction in Germany of a deposit on non-reusable packaging. The beverage can market continued to grow in the other European countries, particularly in Spain and the countries of Eastern Europe. Steel consumption in the other steel packaging segments was varied: an increase in aerosols and closure applications, a decline in industrial applications, and stability in food products.
API was able to maintain its market share in Europe in the context of a complex situation for the industry as a whole.

API has three production centres. Two service centres located in Italy and Turkey and a varnishing (printing) unit complete the organisation.

The production sites have developed specific know-how. The expansion of API resulted in splitting the production for the major applications between North and South with the aim of optimising logistics, while niche production was concentrated in a single specialised plant.

In 2003, Arcelor commissioned a new wide line for steel for beverage cans at Avilés that will make it possible to support the growth of this market in Southern Europe.

In a mature market threatened by competing materials, the strategy of Arcelor Packaging International is to increase its own profitability as well as the profitability of the segment by defending its position and, together with its customers, promoting the use of steel for packaging by launching new products on the market. API is listening to the needs of the players throughout the entire supply chain, including designers, bottlers, brands and distributors.

The new generations of packaging steels resulting from Arcelor innovations should also contribute to increased use.
A new continuous annealing line rapid-cooling process, commissioned in 2002, is an additional step in packaging weight reduction for easy-open top applications.
Steel products with super deep-drawing qualities will allow the development of new applications primarily through the reduction in the number of deep-drawing passes (e.g. small 2-piece formats, for fish cans).
New developments in co-extrusion (deposition of a PET or PP film on one or both faces) will soon allow us to offer pre-coated steels.

API is also heavily involved in food safety and recycling issues. In fact, steel has a number of advantages in these two areas and API has opted to reinforce its leadership position by adopting a proactive stance with regard to national and European regulations.

4. RESEARCH AND DEVELOPMENT POLICY

The emphasis in the **automotive** field has been placed on technical and scientific support to carmakers for the incorporation into new vehicles and the processing of very high-tensile grades developed by Arcelor. These new grades permit significant weight savings and improved vehicle safety. In new vehicles, the use rate of new steels can attain 50%. The development of new grades with increasingly high performance levels is actively pursued to meet carmakers' expectations in terms of weight reduction.

The Group is also pursuing its developments in coated products for the vehicle body, a field in which it enjoys technological leadership.

The emphasis in **domestic electrical appliances and general industry** has been on the development of new, more easily processed products, for example through better deep drawing properties, and contributing to sustainable development from the customers' viewpoint (for example the development of surface treatments enabling the elimination of the solvent cleaning stage prior to enamelling).

Major development work was conducted to produce new solutions for the **Construction** market, which are due to be used in industrial applications. Development work also focused on prototypes that demonstrate the performance of the various constructional systems for energy-efficient buildings, such as ventilated double roofs.

The renewal of the product line for **packaging** continued in 2003, both in grades offering new mechanical performance and in coatings, and particularly by expanding the range of steel products with elevated mechanical properties and high ductility. These steels enable packaging weight reduction, while offering increased ease of processing.
Moreover, a new range of high-ductile steel products was designed for applications in which steel is currently little-used.

Various developments are under way in **Manufacturing Operations** to strengthen the sector's position in these markets:

- development of a manufacturing process for a new range of steels for **beverage cans** that optimises the industrial processes, while offering new possibilities for reducing thickness;
- development of metallurgical models and in-line sensors that **predict the properties of these products on the line**, generating cost reductions and better product allocation.



able of contents → # Long Carbon Steels



Long Carbon **Steels**

The Long Carbon Steels sector of Arcelor produces and markets a broad range of carbon steel products: beams, concrete reinforcing bars, merchant steels, wire rod, sheet piling, rails for public transport, rails for gantry cranes, special sections, semi-finished products and drawn-wire products.
The sector ranks first worldwide in the production of beams, sections and sheet piling, and is among the leading players in concrete reinforcing bars, wire rod and special sections.

1. STRATEGY

As a full service provider with an integrated logistics system, with a strong presence in Western Europe and South America and a wide network of sales and trading offices in Europe, Arcelor's Long Carbon Steels sector is pursuing a strong growth strategy in all its markets, backed by the quality of its products, cost control and adherence to delivery schedules.

In Western Europe, the implementation of a sales policy designed to increase profitability and meet customer needs by offering a broad range of services will strengthen the position of this sector in its markets.
In other European countries, the sector is deploying a responsible growth policy, while in export markets it is in a position to take full advantage of the opportunities that arise. In the Americas, the strategy of the Long Carbon Steel sector is based on targeted investments to strengthen its cost leadership position, an efficient distribution network in Latin America, and on the export of niche products.

In drawn-wire products, the steelcord unit is following the relocation of its principal Western European customers into Central and Eastern Europe by increasing the capacity of its plant in Hungary. It continues to grow steadily in Asia through its plants in Korea and China operated in partnership with Kiswire. The Low Carbon Steel unit is pursuing its strategy of growth in high value-added products and niche products.

2. ORGANISATION OF THE SECTOR

Given the specific technical and commercial properties of the different product families and the desire to accelerate the transfer of best practices among comparable plants, in 2003 the Long Carbon Steel sector reorganised its business in Europe into separate business units:
- one business unit combines merchant steels, concrete reinforcing bars, wire rod and semi-finished products,
- one business unit manages the beams business,
- one business unit combines the sheet piling, rail and special sections activities.

In each of these three dedicated units, commercial and industrial activities are grouped under a single authority.

The Drawn-Wire Products and Americas business units, which already operate on the principle of one combined commercial and industrial authority, complete the sector.

3. THE SECTOR'S PRODUCTS AND MARKETS

Rolled long products are used principally in the construction, infrastructure and capital equipment markets. Drawn-wire products have a number of uses: tyre manufacture (steelcord), agriculture (vine wires, enclosures), industry (galvanised wires for cable sheathing) and construction (fibres). The long and drawn-wire products market is buoyant, albeit very competitive, linked to the emergence in the construction market of new environmental, aesthetic, architectural and economic requirements.

3.1. Rolled products

These products accounted for 76% of the sector's shipments in 2003. This family of products includes lightweight and medium-weight beams, merchant steels and concrete reinforcing bars. The market is either local or regional in the broad sense, depending on the products. The Long Carbon Steel sector has a strong presence through a powerful sales network in both key and export markets. The principal geographic markets for the European plants are France, the Benelux countries, Germany and the Iberian peninsula. Output of commodity products from the South American plants is primarily destined for the domestic markets.

The speciality products consist of sheet piling, heavy beams, special sections and rails. These high added-value products are marketed worldwide, backed by a reliable logistics system and competent technical/ commercial teams at local, regional and international levels. The Long Carbon Steels policy in these markets is to maintain its technological lead in processes and to anticipate customer needs through continuous innovation and product development.

The rolled long products manufactured in the European plants of the Long Carbon Steel sector are marketed in Europe through the Arcelor Long Commercial S.A. distribution network.
In export markets, Arcelor Long Commercial has entrusted the sale of its products to the Arcelor International sales teams and to its preferred partners.

3.2. Drawn-wire products

The technical products for global customers include wire rod for special applications, particularly steelcord upstream and drawn steelcord downstream. The sector offers its technical know-how to customers in a spirit of partnership to meet their specific needs. The drawn-wire business has its own sales organisations for each of its three activities – steelcord, low-carbon steel and high-carbon steel.

The Americas business unit has a sales organisation that is integrated with its operating activities.

The significant stake in Acindar in Argentina (production of wire rod, tubes, drawn wire and bar products) strengthens the industrial and commercial position of Long Carbon Steels in South America.

3.3. The construction market

Synergies have been developed between the Arcelor Long Carbon Steels sector and the Flat Carbon Steels sector to facilitate the combined use of hot-rolled sections and cold-rolled sections for the construction business, for example for multi-storey structures employing beams and composite formwork for floor slabs.

This cooperation is coordinated by **Arcelor Building Construction Support** (BCS) with the aim of increasing the use of steels in the construction business. This horizontal organisation coordinated the activities of the Long Carbon Steels sector and Arcelor Construction to produce the innovative "globalfloor" solution that optimises flooring composed of steel pans and joists. This constructional solution is a move towards a holistic solution requested by general contractors and is generating keen interest, resulting in additional sales of rolled cellular beams.

4. RESEARCH AND DEVELOPMENT POLICY

Innovation is a key component of the strategy adopted by the Long Carbon Steel sector. Its R&D activities cover both manufacturing processes and product development, with special attention to product applications.

With respect to manufacturing processes, R&D initiates technical improvements in production, including environmental aspects, and develops new processes and operating methods; the goal is to cut costs, increase performance, reduce the environmental impact and enhance the flexibility of the facilities.

At the product development level, the R&D activities focus on improving quality, developing new types of steel and steel products, identifying new applications, finding solutions for customer problems and promoting the use of steel over substitute products.

The effectiveness and expertise of the R&D activities are enhanced by cooperation with universities and research institutes as well as by participation, together with other steel producers, in European Union research projects.



table of contents → **Stainless Steels, Alloys and Special Plates**



Stainless Steels, Alloys and Special Plates

The Stainless Steels sector includes the operations related to the manufacture and sale of stainless steel and nickel alloy products. Present in the world's major markets, this sector has initiated a process to refocus on its core business.

1. STRATEGY

Arcelor is present in the global stainless steel market with a complete range of products (hot- and cold-rolled coils, precision-rolled products and long products in stainless steels and alloys, heavy plates and small welded tubes). Because of the great variety of products manufactured and marketed, including a large proportion of flat products, the Arcelor Stainless Steels sector is a major supplier to the automotive, domestic electrical appliance, general and construction industries. By virtue of the configuration of its industrial facilities and its sales network, the Stainless Steels sector is able to assist its large customers in their international expansion.

The global stainless steel market currently stands at 17 million tonnes per year. The market is cyclical and very competitive, with a steady decline in sales prices of between 2 and 3% per year.
In this context, Arcelor has adopted a strategy to transform its Stainless Steels activities based on a policy of investments, industrial reconfiguration and the development of partnerships to allow each business in the sector to adapt to its own special circumstances and challenges.
This policy was specifically reaffirmed in 2003 with the stated objective to make Arcelor's flat stainless steels a global benchmark for customer service, innovation and competitiveness, primarily through its UGINE & ALZ business unit.

2. ORGANISATION OF SECTOR

The Stainless Steels sector comprises five major activities:
- Stainless flat products;
- Long stainless and alloy products;
- Stainless steel tubes;
- Precision stainless metal strips and nickel alloy flat products;
- Special plates in stainless steels and specialty steels.

All export sales of the Stainless Flat Products Business Units outside their principal markets are handled by Arcelor Stainless International.

3. THE SECTOR'S PRODUCTS AND MARKETS

3.1. Stainless steel flat products

With 6,000 employees and revenue of over 2 billion euros, UGINE & ALZ, which specialises in stainless steel flat products, is the main business unit of the Stainless sector. The company is one of the leaders in the European market with a market share of more than 25% and very high-performance products, notably its bright-annealing lines at Gueugnon (France) and Genk (Belgium) dedicated to specialty markets, its LC21 continuous integrated cold-rolling line, at Isbergues (France), and its facilities at Genk (Belgium) for thick or extra-wide products.

The distribution of the UGINE & ALZ operations over five plants generates substantial fixed and logistics costs. As a result, Arcelor decided to reconfigure the UGINE & ALZ steelshops by concentrating production near the Carlam hot strip mill in Belgium. In May 2003, the Arcelor Board of Directors approved the construction of a steelshop with a capacity of one million tonnes upstream of this mill.
This project, known as Carinox, will make it possible to achieve the objectives of competitiveness and customer satisfaction, and to partake in the growth in the stainless markets.

The planning schedule for this 230 million euro investment provides for commissioning by the end of 2005 and ramping up of production until the rated capacity is reached in 2007.

The doubling of the capacity of Genk steelshop in 2002 and the new Charleroi steelshop directly connected to the hot-rolling mill will also ensure an optimal industrial configuration.

The industrial reconfiguration project means the closure, in the first half of 2004, of the Ardoise plant, whose location does not permit it to be competitive.
The increased capacities at the Genk and Carlam steelshops will also require the shutdown of the Isbergues (France) steelshop.

Stainless steel flat products market

The consumption of flat stainless steels has grown by more than 6% per year for twenty years. In 2003, the market represented 14 million tonnes. Growth in the use of stainless steel varies by country depending on the level of industrialisation. The strong demand in Asian countries (China, India), which is geared more to consumer goods, favours a strong increase in the consumption of flat cold-rolled stainless steel in this region, while in Europe and the United States the growth rate in flat stainless steel is more a function of substitution for other materials.

The level of consolidation of stainless steel producers, particularly flat products producers, is the second characteristic of this business. The five leading world producers account for 60% of world production of flat products. Arcelor's global market share in stainless steel flat products is around 16%.

Its production know-how and expertise gives Arcelor a world leadership position in markets that have high technical requirements, with products such as bright-annealed steels for the domestic electrical appliance markets, ferritic grades for the automotive market, or wide plates primarily for the boilermaking and fabrication markets. Partnership relationships with major customers also constitute acknowledged benefits offered by Arcelor.

Faced with steep raw materials price increases, particularly for nickel in 2003, the policy of Arcelor's Stainless Steels sector is to improve competitiveness through specialisation of its production equipment, technical dialogue between plants, and the launch of new differentiated products offering customers additional use value. A major programme was initiated to develop low-nickel grades. UGINE & ALZ continues to pursue its policy for the development of nickel-free ferritic grades.

Domestic electrical appliance market
UGINE & ALZ is the preferred supplier for the major manufacturers of large domestic electrical appliances, with 35% of stainless steel supplies to this market.
To meet customer expectations, UGINE & ALZ is developing new stainless steel grades that offer, for example, a new surface finish for the kitchen: a homogeneous and reproducible etched surface, a surface with multi-directional patterns that is retained after forming and affords design flexibility and freedom.

In the cutlery segment, UGINE & ALZ perfected a stainless steel grade offering high-performance, particularly in terms of hardness, to satisfy the requirements of this market.

Automotive market
The automotive market represents 20% of the revenues of the Stainless Steels sector, with 14% in the exhaust market alone. Combining the properties of corrosion-resistance, mechanical strength and shock absorption, increasing use is being made of stainless steels in structural components, safety-critical parts and fuel tanks, making it possible to reduce the weight of the vehicle structure, offering potential reductions in fuel consumption.

A number of development projects carried out in partnership with customers have been launched in the exhaust pipe market in order to meet expectations in respect of competitiveness.

General industry market
The general industry market is one of the leading markets for stainless steel in terms of volume. The food and pharmaceutical, heating, transport and process industries are major customers in this segment.
In the field of heating, UGINE & ALZ is accelerating the development of ferritic stainless steel grades as a substitute for other materials (enamelled steel), particularly for hot-water cylinders and condensing boilers.
In transportation, UGINE & ALZ is developing, in partnership with its customers, grades that meet the need for lighter products, primarily for containers.

Due to its "cleanability" properties, stainless steel is in increasing demand for highly sensitive applications in terms of hygiene and health (hospitals, industrial kitchens, etc.).

The construction market
Stainless steel continues to grow in the construction market, in addition to developments for roofing (coated and uncoated) and cladding.

Sales network and service centres
In Europe, UGINE & ALZ relies on a network of eight service centres in seven countries and a network of sales offices in all European countries.

Arcelor Stainless International (ASI) markets the flat products of all business units outside their domestic market and long products in certain regions. ASI strengthened its organisation in 2003 with the establishment of three new facilities: a service centre in Vietnam, the revamping of the service centre in the USA, and the construction of a service centre dedicated to hot-rolled products in Malaysia.

ASI has a presence in about forty countries with service centres in Australia, China, the United States, Turkey and Vietnam.

In Bytom, Poland, the Distribution-Processing-Trading sector and the Stainless Steels sector have brought together their respective service centres under a common roof in order to develop the local market under the best conditions.

3.2. Stainless steel long products

Ugitech, born of the merger between Ugine Savoie Imphy S.A. and Sprint Métal S.A. in December 2003, is an integrated unit dedicated to upstream long products (steelshop, rolling mill), to downstream processing activities (bar finishing, wiredrawing) and to distribution. Faced for several years with a deep erosion of margins in a European market with fragmented supply and weak growth, Ugitech embarked on a commercial, administrative and logistics restructuring programme. This adaptation plan aimed at improving financial performance also resulted in industrial restructuring: the rod mill and finishing shops at Imphy (Nièvre, France) are now dedicated to alloy products.

The adaptation plan – industrial restructuring, organisational simplification – which was initiated at the end of 2003, is a response to this demand for better performance.

Ugitech has a large integrated distribution network with six European subsidiaries, an American subsidiary and a global network of agents and partners.
Arcelor Stainless International (ASI) also handles the marketing of long products in certain regions to complete the organisation.

In alloys, the Imphy Alloys commercial organisation is tailored to the needs of a market that is now global. It is based above all on a strong presence and partnerships in the Far East where a growing number of user markets are concentrated.

Stainless steel long products markets

Closely linked to industrial investment and capital goods, the European market for stainless steel long products has suffered the effects of the stagnation in industrial production. However, with a market share of over 14% in the European Union and sales up 42% in Central and Eastern Europe, Ugitech's position has improved.
On the other hand, exchange rate movements led to a decrease in shipments to the North American and Asian markets. In 2003, the expanded Europe represented more than 80% of this unit's sales.

Ugitech's stainless steel long products are maintaining their leadership position for improved machinability products. Soaring nickel prices are also stimulating the development of grades destined for the fastener market.

In the field of civil engineering structures, stainless reinforcing bars are valued highly in construction projects that require high corrosion-resistance. A new product line is under development for this very high-potential market in which Ugitech has the means to differentiate itself.

3.3. Precision-rolled products

The "precision-rolled" businesses, which until 2003 were grouped within **Imphy Ugine Précision** (IUP), have been formed into two companies tailored to the specific nature of the two product lines. The manufacture of stainless steel products handled by IUP is now concentrated at the Pont de Roide plant (France). Alloy production at Imphy and Firminy has been merged into a new company "Imphy Alloys S.A." established in December 2003. The products of these two companies are intended for the visual display market (shadow masks for television sets for example), electronics (integrated circuit boards) and automotive industry (engine gaskets).

Nickel alloy markets

The growth of user markets in Asia was confirmed in 2003, the result not only of transfers of production but also of growth in certain segments. A marked recovery was experienced in sales of alloys to the electronics industry and 2003 was an exceptional year for the cryogenics market. Despite the growth in flat screen sales, the manufacture of cathode-ray tubes continues to grow slightly because of an increase in consumption in Asia, notably in China.

In high-nickel content alloys (35 to 80%), Arcelor has a presence primarily in the ultra-thin strip markets (flat and thin products, Imphy Alloys), but also in rod and wire (Ugitech).

Faced with a trend toward outsourcing by its customers, Imphy Alloys is redeploying its worldwide industrial and commercial assets in order to retain its market share. Mécagis, a subsidiary of Imphy Alloys, transferred part of its production to Imhua Special Metal in China. Imphy Alloys' sales in Asia now account for 40% of revenues, compared with 35% in 2002.

In 2003, Imphy Alloys reaffirmed its position in tanks for gas carriers and it is taking advantage of the growth of new civil aeronautics programmes to increase sales of alloys for composite materials moulds.

3.4. Special plates

The Industeel business unit is among the world's top producers of special fabrications, and abrasion-resistant steels for moulds and tools. Based in Charleroi, Industeel Belgium specialises in the production of stainless steel plates and specialty carbon steel plates. In France, the Creusot, Châteauneuf and Saint-Chamond plants specialise in the production of plate, forging ingots, castings and shells. Industeel was involved in the construction of the first Chinese-built duplex steel chemical tanker.

After the sale of Creusot Forge Industrie and its stake in Creusot Métal, Industeel continued to restructure to emerge as a federation of autonomous companies focused on their core businesses. Within the framework of this process, the Creusot plate mill and finishing shops are implementing, with a leaner and more responsive organisation, a corporate project that should allow a return to their former performance level and ensure their future.
Industeel has a worldwide network of sales offices and also enjoys the support of the Arcelor Stainless International network.

3.5. Stainless steel tubes

In order to simplify its fragmented industrial organisation, the **Stainless steel tubes** division transferred to France all production that was previously handled by the Meusienne plants in Italy and Matthey in Great Britain (perforated tubes) in order to achieve critical size.
In stainless steel tubes, size of installations is a decisive advantage.
The stainless steel tubes business unit is active in the decoration and corrosion markets through its Meusienne company based in Ancerville, and in the automotive exhaust market with Matthey and its subsidiaries based in Switzerland, France, Great Britain and the United States.

4. RESEARCH AND DEVELOPMENT POLICY

Stainless steels offer corrosion-resistant properties that guarantee use over time, while offering a broad range of usage properties. This range runs from highly formable steels that allow deep drawing or energy absorption providing a high level of safety in the event of impact, to very hard materials that can be used under extreme conditions.

Thanks to an active and forward-looking research policy, the Stainless Steels sector has developed a line of products that are less dependent on nickel. UGINE & ALZ is positioned as the specialist in ferritic steels that resist corrosion by virtue of chromium and molybdenum additions. These ferritic steels are particularly suited to meet the expectations of automotive exhaust manufacturers as well as general industry (heating, containers, etc.). UGINE & ALZ is also working to develop grades with high thermal performance for exhaust manifolds. In addition to the development of more economical steels, R&D effort has focused on developing surfaces with new aesthetic qualities, which have applications in domestic electrical appliances and in local authority infrastructure in particular.

Industeel and Ugitech specialise in the production of duplex-type steels with very low nickel content, and with elevated mechanical properties and high corrosion-resistance.
Industeel, which is very active in the general industry market with its thicker plates (10-30 mm), has developed an entire range of bi-phase specialty products known as "duplex", which combine elevated mechanical properties and high corrosion-resistance with a very low nickel content.



table of contents → **Distribution-Processing-Trading**



Distribution-Processing-Trading

The businesses comprising the Distribution-Processing-Trading (DTT) sector are first-tier partners for a number of customers in the automotive, construction, domestic electrical appliances, public works, civil engineering, offshore structures, and general industry markets.

1. STRATEGY

The Distribution-Processing-Trading sector represents a major activity for Arcelor and is an essential link between the worlds of industrial steel users and of steel production.
The DTT sector meets the complex needs of multinationals as well as the needs of the local artisan thanks to a range of standard products as well as holistic and customised solutions.

DTT has almost 15,000 employees worldwide and revenues in the order of 8 billion euros.

The DTT businesses stand out because of their high added value. In fact, rather than products, DTT offers "steel solutions". Thus, almost 75% of the volumes purchased from other Arcelor sectors are processed or finished before being sold. Operating in very competitive markets, DTT creates value by implementing holistic solutions that include design and technical support.

The sector's core business is in Europe, with a strong presence in Germany, the Benelux countries, Spain, France and Great Britain. In addition, the DTT sector is a high-performance commercial resource for markets outside Europe.
Since the sector's markets are essentially regional, DTT has formed a dense network of more than 750 facilities around the world. As a result of this network, almost 75% of its customers are less than 300 kilometres from a DTT facility, where they find the entire Arcelor group product range ready and available.

On the basis of these unique features, the DTT sector implemented a new organisational structure, enabling rationalisation in Western Europe in order to realise the synergies that had been identified, such as the reduction and ranking of the number of warehouses based on customer proximity and type, optimisation of logistics, and a reduction in structural costs.
The development of DTT is based on sustained business growth in Central and Eastern Europe in support of its customers, and on a growing and innovative product line focused on the search for high value-added specialty products, partnerships with customers, and the sale of solutions that include assuming responsibility for customers' upstream manufacturing processes, particularly in sheet metalworking.

In line with Arcelor's policy, the DTT sector is placing Sustainable Development at the heart of its strategy. Due its lean production structures, DTT is concentrating its efforts on safety, health and human factors.
2003 saw a notable improvement in safety following three years during which the sector's accident frequency rate had steadily declined at an annual rate of 15%.
These results testify to the progress achieved in terms of respect for employees and work safety.

DTT is implementing a human resources policy that allows all employees to work in an environment where their talents, experience and know-how are valued, where initiative is encouraged, and where the sense of responsibility is developed.

2. ORGANISATION OF THE SECTOR

The year was dedicated to integrating and streamlining the sector's operations. DTT thus engaged in an active process to streamline its portfolio of companies, primarily through the disposal of non-core activities.
The sector is now organised into six business units, each carrying out their specific but complementary activities. This new organisation improved the logistics of the sector's businesses and in particular their commercial efficiency, and simplified the central functions.

3. THE SECTOR'S PRODUCTS AND MARKETS

3.1. Arcelor Trading and Distribution (AND)

AND is a world leader in steel distribution with 200 facilities spread over 30 countries, distributing over 4 million tonnes of steel products per year.
AND comprises companies that handle steel trading and warehousing. These are multi-specialist businesses offering an extensive range of products: sheets and plates, beams, tubes, merchant rolled products, stainless steel and aluminium flat and long products, technical products and special steels as well as concrete reinforcement products. The customer base includes multinationals as well as private individuals.
It also offers a range of "customised" products thanks to the downstream finishing service centres (manufactured semi-finished products, structural frames for buildings, crane and wind-turbine structures, etc.) and downstream partnerships (examples of partner enterprises: John Deere, Potain, Snecma, Hermanussen, etc.).

In 2003, AND continued to expand its European network with the formation and the acquisition of several companies:
- establishment of Arcelor Profil, Plaques et Découpes, Arcelor Distributie in Rumania and a coordination centre for Eastern Europe in Slovakia;
- acquisition of the Guille and Ferrometalli companies to complete the plate and profiling activity, Krisper d.o.o. in Slovenia and Ravené Schäfer (DEAG POSSEHL) in Germany.

3.2. Arcelor Steel Service Centres (ASSC)

ASSC is Arcelor's preferred vector in the finished flat carbon steel market with over 5,000 industrial customers in 18 countries, served by 44 plants offering a complete range of finishing products.

The Steel Service Centres finish products to the dimensions requested by customers in ready-to-use quantities; for example: hot- and cold-rolled products, metallic- or organic-coated slit strip, sheet, blanks, specific components or sub-assemblies produced by sheet metalworking.

They also provide a full line of services such as:
- a holistic product offer backed by the range and quality of Arcelor products,
- technical expertise, innovative offers and product quality follow-up,
- appropriate logistics.

In 2003, ASSC began to expand its range downstream through various customer partnerships with automotive suppliers and domestic electrical appliance manufacturers in particular.

Finally, several ISO 14001 certifications were either attained or confirmed, with quality certifications now covering a large portion of the operation.

3.3. Arcelor Construction

Arcelor Construction is the European leader in the market for metal products for the envelope, secondary framework and structure of industrial and agricultural buildings (cladding, sections, flooring, roofing, insulating sandwich panels) and operates in 27 countries through 50 companies. Its business represents 553 thousand tonnes of sections and 14.5 million square metres of panels sold in 2003.

Arcelor Construction has integrated upstream facilities with a rolling mill, galvanising and prepainting line that give it great flexibility in meeting the needs of its customers in the construction industry (structural metal-workers, cladding and roofing specialists, generalist and specialist stockholders).
Arcelor Construction is developing new products and concepts, notably steel facade elements, fire resistance, extended spans in partnership with Long Carbon Steels and, in general, the contribution made to sustainable development through the energy savings achieved with steel construction solutions.

3.4. Arcelor PUM Processing

Arcelor PUM Processing was established in early 2003 based on the heavy processing equipment of the Reims plant: a continuous pickling process, a cold-rolling process (4-high reversing mill), annealing in a hydrogen atmosphere and a skin-pass installation.
Arcelor PUM Processing produces pickled, cold-drawn, cold-rolled and galvanised coils.
This unit of 350 people serves the other DTT business units.

All Arcelor PUM Processing facilities obtained renewal of their ISO 14001 certification in 2003.

3.5. Arcelor International

Arcelor International is the Group's commercial organisation for the following activities:
- the marketing and sale of the products of the Flat Carbon Steels and Long Carbon Steels sectors in export markets, complementing the specific organisations of these two sectors in their markets;
- trading of steel products, i.e. purchase from third parties and resale to customers within the framework of a full service offer that extends from logistics to financing to technical support.

The unit is also active in the supply of finished or semi-finished products from other sectors of the Group and international monitoring of commercial developments.

Arcelor International has positioned itself as a "differentiated", high added-value network with 300 employees worldwide in a network of 41 regional offices.

In 2003, Arcelor International contributed its Considar subsidiaries to a joint venture named Traxys with Belgium's Umicore Group and its commercial subsidiary Sogem. Traxys is active in distributing, marketing and trading non-ferrous metals, their ores and concentrates, as well as ferro-alloys. In these areas, Traxys is a world-class player with over 20 offices around the globe. The assets and management of Traxys are divided equally between Arcelor and Umicore.

3.6. Arcelor Projects

Arcelor Projects specialises in providing customised and optimised steel solutions for the construction of large civil engineering, public works and offshore structures projects such as port facilities, underground car parks and tunnels: thus, Arcelor Projects is providing foundation structures for the reconstruction work at "Ground Zero" in New York. Arcelor Projects calls upon the services of four companies based in Europe, North and Central America, and Asia. The solutions it offers consist of a wide range of products – sheet piling, H-piles and pipe piling, girders, tubes, heavy plates – and high value-added services, including design, assembly, finishing, technical support and logistics.

Arcelor Projects consists of two operating entities:
- "Foundation Solutions", which offers products and services for port development, underground car parks, etc.
- "International Projects", which supplies high-tech steel structures provided as a package with logistical support and specialised documentation, for example for offshore structures.

Other **Activities**

The "Other Activities" sector comprises support activities and several industrial companies, primarily Paul Wurth, Circuit Foil and IEE.

Paul Wurth

The Paul Wurth company is an international player in the field of plant and equipment engineering for the steel and non-ferrous metals industries. The company is also active in managing large civil and industrial projects in the construction sector and has for several years been developing new technologies for the protection of the environment in industry.
Based in Luxembourg, Paul Wurth has subsidiaries and branches in Belgium, Germany, Spain, the Czech Republic and Russia, but also in Asia (India, China, Korea, Taiwan), in Latin America (Brazil, Chile, Mexico) and North America (United States and Canada) as well as South Africa, plus a network of licensees and agents. As at January 1, 2004, Paul Wurth employed 765 people, 220 of whom in its international facilities.

In the blast furnace segment, Paul Wurth benefited from the sustained growth of investments in the steel industry in China, a country that has become the leading market for the Paul Wurth group with 30% of all new orders. A company producing cooling systems for blast furnaces was established in Luoyang in conjunction with a local copper producer.
Paul Wurth also established itself in the Russian market with two major orders for the relining of blast furnaces and with the formation of an engineering company in Kovrov with a local minority partner.
TMT Tapping Measuring Technology, a company specialising in taphole and measurement probe technologies, formed in partnership with the German company Dango & Dienenthal Maschinenbau, posted an excellent first year of activity, taking in substantial new orders.

In the field of steelshops and continuous casting, Paul Wurth successfully commissioned its oscillating mould process for an American customer, while in the non-ferrous metals segment the group is working on an order for a hydrometallurgy application involving a handling system for copper refining electrodes.

In the area of civil engineering project control and management, Paul Wurth is participating in the coordination of the new building projects for the European Community Courts of Justice and the European Investment Bank.

In the field of research and development, Paul Wurth worked to develop the first industrial application of the PRIMUS® technology to recycle the dust from electric furnaces. Studies and tests relating to other applications of the PRIMUS® process, such as the recycling of waste products in integrated steel plants or hot metal production from iron ore will be conducted in 2004.

IEE

IEE (International Electronics & Engineering) is a company specialising in the design and manufacture of sensors for the automotive industry. The company is a world leader in the market for seat-occupant detection sensors. In 2003, more than 3.8 million vehicles were equipped with an IEE system. The company is pursuing multiple research and development projects, notably a 3D camera, electroluminescent lamps and pedestrian protection systems for incorporation into the vehicle cockpit.

IEE has two plants in Luxembourg and two development centres in the United States and Korea.
The company achieved a revenue of 70.7 million euros in 2003. The company's operating income continued to grow to 3.5 million euros. A number of contracts were signed with large European, American and Asian vehicle manufacturers, heralding rapid growth of the company in the coming years.

Circuit Foil

Circuit Foil specialises in the production of ultra-thin copper foils with a thickness of 3 to 400 microns used in the manufacture of printed circuits.
Circuit Foil is among the five largest manufacturers in the world. The company has two plants, one in Luxembourg and one in Canada. By the end of 2003, Circuit Foil employed 360 people worldwide.
The over-capacity crisis that hit the electronics sector from 2001 was only partially diminished at the end of 2003, and sales prices remained under great pressure.

As a result, Circuit Foil initiated a financial restructuring that led to a significant reduction in the group's debt and to the acquisition of 23.07% of its capital by Société Générale de Financement du Québec.

As a result of initiatives launched in 2002, Circuit Foil was able to increase its market share in Asia, particularly in China, and to increase its total output by 28% over 2002. An ambitious programme to improve productivity and cut costs was launched last year and resulted in a marked improvement by the end of the year.


steel+imag
entrepreneurship
responsibility
anti

PART III

Business report

Table of contents →

Group **Consolidated Management Report**

ECONOMIC ENVIRONMENT

The rebound in worldwide industrial production forecast at the beginning of 2003 did not materialise, except in the countries of Asia, Eastern Europe, the Near East and the Middle East. In the United States, where gross domestic product (GDP) growth was actually relatively strong, industrial production stagnated further after two years of decline.
Continuing uncertainties in the Middle East continued to weigh heavily on the geopolitical climate. In terms of the economy, international relations suffered from a particularly difficult period of trade negotiations within the framework of the World Trade Organization (WTO). Since last autumn, however, economic recovery has continued with fairly strong growth in the United States, along with steady economic growth in Asia and the countries of Eastern Europe. According to estimates made by economic forecasting institutes, the world economy posted GDP growth of 2.4% in 2003, surpassing the rate of 1.8% achieved in 2002. This recovery has been very patchy, depending on the geographic location and industrial sector, and is characterised by the continuing existence of unused production capacity or weak job creation. 2003 was also a year of extreme volatility in exchange rates, resulting in the historic high reached by the euro against the dollar in early January 2004.

In Asia, the strength of the Chinese economy is fuelling growth across the region. GDP growth in the countries of Asia slowed somewhat in the third quarter to 2.6%, but growth in industrial production remained generally quite strong (5.2%). Industrial production increased in the third quarter over the same quarter in 2002 by 16.6% in China, 6.6% in Taiwan, 3.6% in South Korea, 9.3% in Thailand, 6.0% in India, and 4.5% in the Philippines, but only 1.4% in Japan. The Chinese economy accelerated even further in the fourth quarter (up 9.9% year-on-year), bringing GDP growth to 9.1% for 2003.

In the United States, GDP in the fourth quarter grew by 4.0% on an annualised quarterly basis. Growth for the full year 2003 stood at 3.1%. Industrial production started to climb again in the second half, exerting a positive, if still modest, influence on employment. The good news is that the consumer and manufacturing confidence indices are still trending upward and that a recovery is expected for investments. In Canada and in Mexico, GDP increased only slightly or even stagnated. Industrial production, which is very dependent on the United States, has been in decline for several months.

In the euro zone, the drop in the consumer and manufacturing confidence indices came to a halt and a slight upturn has been recorded since July 2003. However, the appreciation of the euro, the level of unemployment, the slow pace of structural reforms, together with budgetary constraints, make a strong recovery of the European economy in the short term doubtful. GDP in the third quarter remained stable year-on-year and showed only a slight increase of 0.3%, after the 0.2% increase recorded for the second quarter. Industrial production, on the other hand, declined 0.2% year-on-year. The German economy entered a recession in 2003 with a 0.1% decline in GDP from a year earlier, primarily the result of a decline in German exports to the United States.

The economies of the Central and Eastern Europe countries (CEEC) continued to grow in the third quarter of 2003. Poland recorded year-on-year growth of 3.9% in GDP in the third quarter and a strong increase of 7.6% in industrial production over the first nine months of the year. This dynamic growth is also reflected in the economies of the other CEEC countries. The same is true for Russia where GDP grew by 7% during the first half of the year and industrial production climbed by 6.8% during the first ten months. Growth in Ukraine was even stronger, with industrial production growing by 15.7% over the first ten months of 2003.

Economic growth in South America differed greatly between countries. Argentina experienced strong growth, with GDP rising 7.6% in the second quarter after dropping 4.4% in 2001 and declining 10.9% in 2002.

In October, industrial production increased by 17.2% year-on-year. Brazil recorded stagnation of industrial production during the first nine months (up 0.1%), but in September industrial production rose 4.2% year-on-year, representing the first positive development since March 2003. Between January and September, GDP declined by 0.3%. GDP growth for all of Central and South America was a paltry 1.3% in 2003.

Trends in the steel sector

In 2003, **business in the steel-using sectors** of the European Union (EU15) was in recession. In terms of numbers of vehicles, automobile production declined by 1.4% compared to 2002. The construction, engineering and metalworking sectors remained stable. Production in the domestic electrical appliance, mechanical and tubes sectors declined noticeably by 4%, 2% and 6% respectively.

Changes in production in the steel-using sectors of the European Union (EU15)

(UE15) annual change in %	2002	2003 (*)
Automobile	(1.8%)	(1.4%)
Construction	1.0%	0.0%
Steel construction	(1.7%)	0.0%
Engineering	(2.8%)	(2%)
Metalworking	(1.8%)	0.0%
Small appliances	(1.3%)	(4%)
Tubes	(3.7%)	(6%)

(*) Estimates
(Sources: Economic forecasting institutes, Eurofer, Arcelor)

Changes in apparent consumption by product in the European Union (EU15)

annual change in %	2002	2003 (*)
Hot-rolled coils	(0.2%)	(1.2%)
Cold-rolled sheet	(5.3%)	(5.0%)
Coated sheet	5.7%	(2.0%)
Quarto plate (excluding tubes and wide flats)	(5.4%)	(0.6%)
Beams	(2.2%)	(0.5%)
Sheet piling	(4.7%)	9.0%
Wire rod	2.3%	2.1%
Concrete reinforcing bars	6.6%	4.1%
Merchant steel	1.8%	4.8%

(*) Estimates
(Sources: Economic forecasting institutes, Eurofer, Arcelor)

Actual steel consumption in 2003 in the European Union (EU15) declined by around 0.4%, while specific consumption was slightly up.
Apparent consumption for "total of finished products" declined 0.4% from a year ago with a decrease of 2.3% for flat products and an increase of 2.5% for long products. **Inventories of steel products** held by steel users at end 2003 were slightly below the levels that are normal for flat products, generating a positive contribution by inventories to apparent consumption in 2004. The situation for long products was the reverse.

Imports of finished steel products increased by 8.3% over the period from January to November. Imports of flat products increased by 2.8% while imports of long products rose by 19.3%, with particularly strong pressure on light long products. **Exports** of finished steel products increased by 13.4%. In 2003, the European Union was a net exporter of 1.5 million tonnes of finished steel products.

Steel prices in the European Union (EU15) rose in the first half of 2003 in euro terms but subsequently came under limited downward pressure, especially in Southern Europe, under the influence of rising imports from other countries, while export prices recorded a sharp drop as a result of the depreciation of the dollar.

Trends in global crude steel production

In millions of tonnes	2001	2002	2003 (*)	Change 2003/2002
World (**)	850.3	903.1	963.6	6.7%
Western Europe	175.1	176.9	179.7	1.6%
including: EU (15)	158.5	158.7	159.7	0.7%
Central and Eastern Europe	29.4	30.0	31.6	5.5%
Former USSR	100.1	101.6	108.0	6.3%
including: Russia	59.0	59.8	62.7	4.9%
North and Central America	119.9	123.0	123.0	0.0%
including: United States	90.1	91.6	90.4	(1.3%)
South America	37.4	40.9	42.7	4.6%
including: Brazil	26.7	29.6	31.2	5.2%
Asia	353.8	394.2	440.6	11.8%
including: China	150.9	181.7	220.1	21.1%
Japan	102.9	107.7	110.5	2.6%
Other countries	34.4	36.6	38.0	3.8%

(*) Estimates by IISI, January 2004

(**) World=63 countries representing 98% of global crude steel production

Global crude steel production, according to estimates made by the International Iron and Steel Institute (IISI), increased for the sixth consecutive year, rising by 6.7% in 2003 to a record 963.6 million tonnes. An increase was recorded in all regions of the globe with the exception of North and Central America, where the production level remained unchanged from last year, and the United States, where production fell 1.3%. Without China, which accounts for more than one fifth of world production, the growth in production would have been 2.4%.

Crude steel production increased by 11.8% in the Asian countries as a whole, fuelled by China, which exceeded by 21.1% its production record set the previous year. India increased its production by 10.3%, while Japan, after a rise of 4.7% in 2002, saw a further increase of 2.6% in 2003.

Western Europe, the second largest steel producer in the world, saw its production rise by 1.6%, including a 0.7% increase for the European Union (EU15). Production in Central and Eastern European countries rose by 5.5%, reflecting the dynamic economic activity of that region. Production in the countries of the former USSR rose to 108 million tonnes, representing a year-on-year increase of 6.3%. Russia and the Ukraine increased their production by 4.9% and 8.4% respectively.

The countries of South America increased their year-on-year production by 4.6%. Argentina saw an increase in crude steel production of 15.5% compared to 2002, and Brazil, the largest producer in that part of the world, raised its production to 31.2 million tonnes, a 5.2% increase.

GROUP CONSOLIDATED RESULTS

The Arcelor group was the result of a merger of Aceralia, Arbed and Usinor that came into effect on February 28, 2002. In compliance with the International Financial Reporting Standards (IFRS), this merger operation was accounted by using the acquisition method. Usinor is identified as the buyer.
Under this principle, the Group's profit and loss account for the 2002 financial year includes 2 months of trading for the Usinor group and 10 months of trading for the Arcelor group. The results for 2003 correspond to 12 months of actual trading for Arcelor.
The results for 2002 are presented on a proforma basis so as to provide homogeneous and comparable financial information.

The Arcelor group's consolidated financial statements for the financial year ending December 31, 2003 were prepared in accordance with IFRS international accounting standards current on that date. As noted in the appendix to the consolidated financial statements, the standards were partially modified by the IASB in December 2003 (thirteen amended standards were published, effective year-end 2003) and they will continue to be so, specifically in view of the 2005 deadline set by the European Union.

Arcelor has adopted a proactive approach in order to anticipate these changes in progress and adapt its accounting policies accordingly if applicable.

Nevertheless, some uncertainties remain in the current state of definition and implementation of the standards. One of the greatest uncertainties for Arcelor, as well as for all European industrial groups, involves the application of the revised IAS 39 standard, and specifically whether or not foreign exchange hedges applied on a blanket basis through centralised management mechanisms ("macro-hedges") are recognized.

Arcelor regrets the inconsistent nature of the international accounting benchmark, which has the effect of changing the comparability and legibility of its consolidated financial statements over time, and is actively participating, both nationally and internationally, in advisory groups to promote changes in the IFRS standards.

To ensure optimal transparency and legibility of the financial statements, changes in the Group's accounting policies and the impacts caused by the various changes mentioned above will be detailed and clarified in the notes to the annual consolidated financial statements, as well as in Arcelor's quarterly (and half-yearly, respectively) consolidated information, as applicable.

As at December 31, 2003, the consolidated net result (Group share) amounted to 257 million euros.

For its second financial year, the Arcelor group showed a clear improvement in results despite a difficult economic environment in Europe. This performance was accompanied by a 1.5 billion euros reduction in net financial debt, allowing the Group to achieve its balance sheet restructuring objectives and opening up new prospects for growth.
This very positive performance, which marks the completion of the Group's consolidation phase, is based on the following factors:
- synergies of 405 million euros, 100 million ahead of the commitments made during the merger;
- a policy of stable margins in spite of the cyclical nature of steel consumption and its negative effect on production and shipments by the Group;
- investments or joint ventures in growth markets – Eastern Europe, Turkey, China and Brazil.

The formulation and progressive implementation of the strategic orientations for the Flat Carbon Steels and Stainless Steels sectors resulted in significant non-recurring charges (543 million euros in respect of operating income, net of gains or losses on disposals), which must be taken into account to fully asses the financial performance of the Group in 2003.

Financial highlights for the Group

In million of euros	2003	2002 Proforma (unaudited)	2002
Revenues	25,923	26,594	24,533
Change (1)	(2.5%)	-	-
Gross operating result	2,228	1,978	1,811
Operating result (OR)	738	780	680
Net result (Group share)	257	(121)	(186)
Net result per share (in euros)	0.54	(0.25)	(0.38)

(1) Change from 2002 proforma (unaudited)

The Group had consolidated **revenues** of 25,923 million euros in 2003 compared with 26,594 million in 2002*, a decline of 2.5% (a 0.6% decline at comparable consolidation). The financial year was characterised by a rise in steel prices that was only partly dampened by the volume reductions made during the year, and by a currency effect due to the appreciation of the euro.

The consolidated **gross operating result** posted by the Group, amounting to 2,228 million euros in 2003 compared with 1,978 million in 2002*, includes (75) million in non-recurring items (essentially restructuring costs net of capital gains from the sale of PUM Plastiques). The effect of cost cutting, synergies from the merger, and the recovery of steel prices by and large offset the impact of the business slowdown and the decline in volume – mainly in flat carbon products.

The consolidated **operating result** posted by the Group, standing at 738 million euros in 2003 compared with 780 million in 2002, included (543) million euros in non-recurring charges; the Group reflected in its books the strategies announced during the first half of 2003 for the Flat Carbon Steels sector and particularly for the Stainless Steels, Alloys and Specialty Plates sector.

After net financial charges of 321 million euros, a positive contribution from the associated companies of 140 million, a tax charge of 141 million, and taking into account 159 million in minority interests, consolidated **net result** (Group share) was 257 million euros compared with a loss of 121 million for the 2002 financial year*.

Changes in Net Financial Debt

Substantially surpassing its goals and undertakings, the Group reduced its net financial debt by more than 1.5 billion euros in the 2003 financial year (4,464 million euros as at December 31, 2003 compared with 5,993 million as at December 31, 2002*). Cash generation accelerated substantially over the second part of the year. The programme to reduce working capital requirements instituted shortly after the merger has borne fruit and the special attention given to inventory reduction has paid off. The Group also pursued a policy to control investment costs while collecting the proceeds from the sale of PUM Plastiques at the end of 2003. The financial structure of the Group is, therefore, significantly reinforced and the net financial debt/equity ratio is now close to the 0.5 target set for 2004.

* Figures for 2002 proforma (unaudited)

Net financial debt / Equity ratio

In million of euros	2003	2002 Proforma (unaudited)	2002
Interest-bearing liabilities (long-term)	4,871	4,594	4,594
Interest-bearing liabilities (short-term)	1,551	3,821	3,821
Net financing linked to securitisation	-	(1,097)	(1,097)
Cash and cash equivalents	(1,890)	(1,239)	(1,239)
Revaluation of financial instruments (short-term & long-term)	(68)	(86)	(86)
Net financial debt	**4,464**	**5,993**	**5,993**
Shareholders' equity (Group share)	6,733	6,768	6,732
Minority interests	730	663	661
Total equity	**7,463**	**7,431**	**7,393**
Net negative goodwill	676	627	627
Equity	**8,139**	**8,058**	**8,020**
Net financial debt / Equity	**0.55**	**0.75**	**0.75**

Breakdown of Working capital requirement

In million of euros	2003	2002 and 2002 Proforma (unaudited)
Inventories	5,497	6,091
Customers	3,253	4,320
Other debtors	1,378	1,333
Other liabilities (long-term)	(163)	(205)
Suppliers	(4,348)	(4,111)
Other creditors	(2,194)	(2,023)
Net financing linked to securitisation	-	(1,097)
Revaluation of financial instruments (short-term)	-	(1)
Working capital requirement	**3,423**	**4,307**

Return on capital employed (ROCE) before taxes

In million of euros	2003	2002 Proforma (unaudited)
Operating result	738	780
Share in the results of associated companies (after taxes)	140	77
Tax adjustment on the share in the results of associated companies	75	41
Income from equity interests	29	27
Charges related to securitisation	(6)	(73)
(Total I)	**976**	**852**
Capital employed		
Non-current assets	12,590	12,891
Net negative goodwill	676	627
Deferred taxes (assets)	(1,436)	(1,517)
Revaluation of financial instruments (long-term)	(68)	(85)
Working capital requirement	3,423	4,307
Accruals *	(3,729)	(3,330)
Total capital employed (Total II)	**11,456**	**12,893**
Return on capital employed (I/II) (ROCE)	**8.5%**	**6.6%**

* Accruals: deferred taxes not included

Revenues by geographic sales area

Country *Unaudited*	2003	%	2002 Proforma	%
European Union (15)	**19,628**	**75.7%**	**19,901**	**74.9%**
Other european countries	**1,104**	**4.3%**	**988**	**3.7%**
Canada	269	1.0%	293	1.1%
Mexico	160	0.6%	124	0.5%
U.S.A.	1,699	6.6%	2,851	10.7%
Total North America	**2,127**	**8.2%**	**3,268**	**12.3%**
Brazil	904	3.5 %	959	3.6%
Other	290	1.1 %	275	1.0%
Total South America	**1,193**	**4.6 %**	**1,234**	**4.6%**
China	582	2.2%	181	0.7%
Other	1,289	5.0%	1,021	3.8%
Total other countries	**1,871**	**7.2%**	**1,202**	**4.5%**

As at the end of December 2003, the Arcelor group made 75.7% of its sales in the European Union (EU15) versus 74.9% in 2002*, 8.2% in North America (including Mexico) versus 12.3% in 2002*, 4.6% in South America (unchanged), and 11.5% in the rest of the world compared with 8.2% in 2002*.

This change in the geographic distribution of revenues reflects the effects of the euro/dollar exchange rate, the safeguard clauses and weakness of industrial activity in the United States as well as the significant growth of industrial production in China during 2003.

Sales in the European Union (EU15) amounted to 19,627 million euros, which includes 4,990 million in France, 4,260 million in Germany, 3,892 million in Spain and 2,324 million in Italy.

Work force

At the end of December 2003, the fully consolidated companies of the Group employed 98,264 people compared with 104,434 employees at the end of December 2002.

* Numbers for 2002 are proforma (unaudited)

BUSINESS BY SECTOR

Flat Carbon Steels

In million of euros	2003	2002 Proforma (unaudited)	2002
Revenues	13,994	13,222	12,312
Change (1)	5.8%	-	-
Gross operating result	1,365	925	909
% of revenues	9.8%	7.0%	7.4%
Shipments (in kT)	25,593	27,563	25,785

(1) Change from 2002 is proforma (unaudited)

Standing at 13,994 million euros at December 31, 2003 versus 13,222 million as at December 31, 2002*, **revenues** in the Flat Carbon Steels sector increased by 5.8%, remaining unchanged on a comparable basis, the increase of selling prices being offset by a significant decrease of shipments.

This voluntary reduction in the level of shipments, initiated at the end of the first half of the year in order to adjust the Group's supply to a listless European demand, only partially impacted **gross operating result**.
At 1,365 million euros as at December 31, 2003 versus 925 million as at December 31, 2002*, gross operating result recorded a year-on-year improvement of more than 45%, even after taking into account the (64) million euros in non-recurring items (versus +41 million in 2002*). The increase in average sales prices (+2% for packaging customers, +5% for automotive customers, +12% for general industry customers) more than offset the effects of reductions in output, while the weakness of the dollar against the euro completely offset the increase in the cost of raw materials.

2003 **operating result** amounted to 774 million euros versus 216 million for the 2002* financial year and includes (84) million euros in non-recurring items (versus (144) million in 2002*) related to the implementation of the strategies announced in January 2003.

At 25.6 million tonnes in 2003 versus 27.6 million tonnes in 2002*, total shipments in the Flat Carbon Steels sector declined by 7% as a result of the sale of certain assets as required by the European Commission, but this change primarily reflected the implementation of a profitable commercial policy focused more on margins than on market share.

In the automotive sector, despite a decline in the European market of 1.4% in 2003, Arcelor saw a slight increase in shipments. Volumes declined in general industry and the construction business. In spite of the pressure on prices and imports from other countries, Arcelor was able to implement an active pricing policy.

The financial performance in 2003 for steel products for the packaging industry was in line with the results obtained in 2002*. The growth expected from a rise in sale prices and from steady efficiency savings was, however, negatively affected by the drop in the beverage can business in Germany and the fall of the dollar, which had an adverse effect on exports.

* Numbers for 2002 are proforma (unaudited)

Long Carbon Steels

In million of euros	2003	2002 Proforma (unaudited)	2002
Revenues	4,381	4,256	3,605
Change (1)	2.9%	-	-
Gross operating result	493	613	484
% of revenues	11.3%	14.4%	13.4%
Shipments (in kT)	12,221	11,930	10,104

(1) Change from 2002 is proforma (unaudited)

At 4,381 million euros as at December 31, 2003 versus 4,256 million for the 2002* financial year, **revenues** for the Long Carbon Steels sector increased by 2.9% (2.2% on a comparable basis). In the context of the generally weak demand in Europe, its position as market leader allowed the sector to hold on to its sales positions. It was also able to take advantage of strong non-European markets, even though the rise in the value of the euro blunted the effect of the price increases seen in South America and in worldwide exports.

At 493 million euros versus 613 million in 2002*, **gross operating result** declined by almost 20%. However, at over 11%, the sector's gross operating margin remained satisfactory, despite the significant increase in the cost of scrap and the impact of the depreciation of the Brazilian real on the contribution made by Belgo-Mineira in Brazil, excellent as it was.

Operating result amounted to 311 million euros in 2003 versus 430 million in 2002*.

As a result of the significant increase in scrap prices, the Long Carbon Steels sector made every effort to pass the repeated raw material price increases through to sales prices by introducing in November a "scrap surcharge" linked automatically to scrap price movements in Europe.

Shipments increased by 2.4% in 2003 to 12.2 million tonnes compared with 11.9 million tonnes in 2002*.

In terms of sales and marketing, trends in the sector differed depending on the products and the markets.

In the **beams market**, 2003 saw a further erosion of apparent demand in Europe, particularly in the European Union (EU15), where it decreased by about 7% compared to 2002*. Economic activity in the Iberian Peninsula slowed down in the course of the year, notably in Portugal. Arcelor shipments in that area suffered a decline from the previous financial year as a result of increased competition due to the creation of additional capacities in Spain. Arcelor chalked up solid growth in the other countries of the European Union and continued its growth policy in the countries of Central and Eastern Europe. Worldwide export shipments outside North America increased substantially in 2003 as a result of the economic recovery recorded, mainly in Asia, fuelled above all by strong growth in China and also the Middle East. Sales in the United States, despite some positive economic signals, were noticeably down from the previous year as a result of the commissioning of additional capacity and the desire on the part of local producers to limit imports.

* Numbers for 2002 are proforma (unaudited)

Even though shipments in 2003 in the area of **sheet piling** were below those of 2002*, total sales of hot-rolled and cold-rolled sheet piling were satisfactory. Sales in the European Union grew amid fierce competition while demand remained unchanged from 2002*. Shipments also rose in the countries of Central and Eastern Europe, partially offsetting the loss of volume in the United States.
In terms of prices, greater competition in Europe and the negative impact on exports of the declining US currency brought about a decline in average global sales prices.

In the **wire rod markets**, the scrap cost increase was largely offset by the increase in sales prices during the first half of 2003, while increased competition and the erosion of the markets led to a decline in margins during the second half for products with low added value.

Sales of **rails for gantry cranes** reached record highs despite increased competition, thanks to the comprehensive range and the cutting-edge products offered. Sales of special steel sections performed well in 2003 in terms of volume. However, prices were somewhat lower than expected following the readjustment of the product mix during the year and because of the unfavourable impact of currency movements.

Sales of concrete **reinforcing bars** *were satisfactory in* Northern Europe, but demand declined toward the end of the year for seasonal reasons. Our sales policy focused on maintaining margins by emphasising price policy over volume.
In Southern Europe, the high demand recorded in 2002* continued in 2003, and our sales approach was designed to maintain margins in the face of increases in scrap costs. The second half saw demand level off, which, combined with reduced export opportunities due to exchange rate movements, led to a more competitive climate.

In **drawn-wire products**, the demand for steelcord was satisfactory, while the demand for low-carbon steel remained stable at a relatively low level. This was also true for high-carbon products, which, however, showed signs of a recovery during the second half of the year.

* Numbers for 2002 are proforma (unaudited)

Stainless Steels, Alloys and Special Plates

In million of euros	2003	2002 Proforma (unaudited)	2002
Revenues	4,280	4,248	4,097
Change (1)	0.8%	-	-
Gross operating result	23	200	197
% of revenues	0.5%	4.7%	4.8%
Shipments (in kT)	2,409	2,413	2,316

(1) Change from 2002 proforma (unaudited)

At 4,280 million euros as at December 31, 2003 versus 4,248 million for the 2002* financial year, **revenues** in the Stainless Steels, Alloys and Specialty Plates sector increased by 0.8% but decreased by 1.4% on comparable consolidation. This change reflects both the increase in total sales prices, which are a direct consequence of the strong increase in the price of nickel, and the smaller contribution from subsidiaries selling in American dollars.

At 23 million euros for the 2003 financial year versus 200 million in 2002*, **gross operating result** fell sharply. The pressure on base prices (excluding alloy surcharges) in Europe and the United States, the smaller margins on exports because of the weak dollar and the "hole" in European demand during the third quarter weighed heavily on the profitability of the sector. Gross operating result for 2003 also included (156) million euros in restructuring provisions in all business units of the sector.

The **operating loss** of (463) million euros in 2003 versus income of 45 million in 2002* included (479) million euros in non-recurring items, and reflected primarily the write-down of assets for J&L, a subsidiary of the Group in the United States.

Shipments held steady in volume at 2.4 million tonnes.

Aside from the less than favourable economic situation, the year was characterised by a slow but steady appreciation of the euro against the dollar and a sharp increase in the price of nickel. Although apparent activity in Europe seemed relatively sustained during the first quarter, it clearly slowed by mid-year. After a particularly unfavourable third quarter in 2003, well below the normal summer slowdown, demand started to rise by the end of the year, in part sustained by a speculative attitude with regard to prices but also confirming prospects for a business recovery in 2004, driven by relatively low inventory levels.

Nickel prices, a key factor in demand, rose steadily in 2003. The price more than doubled from $7,100 per tonne to $16,650 per tonne by the end of the year, with the month of December alone accounting for more than half of the increase.

Driven by the expected higher demand in China under conditions of tight supplies, this development can also be explained by the speculative behaviour of certain investment funds for which the base metals serve as a sort of "safe haven" in response to declining stock performance. Future trends in nickel, pending negotiations in progress with certain producers, will be a major factor in the year to come.

* Numbers for 2002 are proforma (unaudited)

From a financial standpoint, and excluding any exceptional items, trends in these three factors directly affected performance. Efficiency savings proved insufficient to offset the substantially deteriorated market conditions, in terms of both demand and prices. The appreciation of the euro relative to the dollar adversely affected competitiveness not only in domestic markets but also in export markets. Sales prices retreated in most markets within a climate of weak demand and greater competition, with the increases in alloy surcharges (+85% in Europe for the year) contributing to the erosion of margins by the end of the year.

Apparent consumption in **stainless steel flat products** ended up 6% on a worldwide basis over 2002*, essentially fuelled by Asia (approximately +10%), while the European and American markets advanced only between 1.5 and 2%.
In Europe, demand was normal for the first few months and then suffered a setback during the second and third quarters. The year-end order books of the principal European producers point to a recovery in 2004, thus confirming the signs of a recovery recorded in the last quarter. In a climate of weak demand and strong competition, base prices eroded steadily (down 10% in December on a year-to-year basis). After the low point reached in the fourth quarter, and in spite of the current levels of the alloy surcharge, base prices are again trending up for 2004.

Business in the United States recovered steadily after a relatively pessimistic start for the year, but industry did not feel the first positive effects of the recovery until the end of the year. Prices were under pressure and deteriorated further from their already weak level, to finally stabilise only in the third quarter. Helped by the withdrawal of certain operators, producers have already announced significant price increases for 2004.

The Asian markets, where firm demand at the beginning of the year was greatly disrupted by the effects of SARS, recovered during the second half. This improvement, linked partially to the need to replenish stocks, was accompanied by an increase in prices in the fourth quarter tied to the increase in nickel prices, which is continuing into 2004.

With the exception of some weakness at mid-year, the economic climate in Brazil was relatively favourable. At the end of the year, the business was able to take advantage of the interest rate cuts and the incentives introduced by the Government to stimulate consumption. Base prices remained stable overall in dollar terms in spite of the further appreciation of the real relative to the dollar.

After a difficult year, 2004 is off to a more promising start. The firming-up of demand, linked in part to speculative procurement, also reflects the prospect of a real recovery fuelled by low inventories.

In **long products**, the weakness of the dollar improved the competitiveness of Asian producers and maintained strong pressure on prices. In a context of stagnating consumption, the aggressive behaviour on the part of European competitors and imports translated into a very low level of orders and prices. Base price levels have yet to recover, in spite of a slight recovery and the increase in nickel prices at the end of the year.

In an economic climate unfavourable to major investments, the demand for **specialty plates** was weak. This climate, like the unfavourable euro/dollar parity and price increases in alloys as well as scrap, locked Industeel into a negative price squeeze and contributed to a decline in performance.

From an industrial standpoint, the operation of most production facilities was adapted to the apparent consumption level. After a pronounced slowdown in the second and third quarters in response to particularly weak demand and the summer business slowdown, production rates returned to more normal levels in the fourth quarter, reflecting a business improvement for the beginning of 2004. Production volumes of crude steel for the year showed a decline of 4% from the average recorded for 2002*.
The competitiveness of production equipment was enhanced by the commissioning of a new electric furnace at Genk and the modernisation of an annealing and pickling line at Gueugnon.

2003 also witnessed:
- the shutdown of perforated tube production at Matthey in England;
- the production shutdown of stainless steel tube plants in Italy;
- the sale of the foundry (CFI) and of a stake in the Creusot steelworks to the France Essor Group;
- the start-up of construction work by UGINE & ALZ for the new steelshop, upstream of the Carlam strip mill (Belgium).

* Numbers for 2002 are proforma (unaudited)

Distribution-Processing-Trading

In million of euros	2003	2002 Proforma (unaudited)	2002
Revenues	7,954	9,444	8,780
Change (1)	(15.8%)	-	-
Gross operating result	284	319	294
% of revenues	3.6%	3.4%	3.3%

(1) Change from 2002 proforma (unaudited)

At 7,954 million euros in 2003 versus 9,444 million in 2002*, **revenues** in the Distribution-Processing-Trading sector suffered a decline of 16% due in part to the change in consolidation, notably the transfer of the packaging business to the Flat Carbon Steels sector. At comparable consolidation, revenues decreased by 4.2% even though the volume sold remained virtually unchanged (-1%). International business transacted through Arcelor International and Arcelor Projects remained steady even though the weakness of the dollar lessened the financial impact. The other companies of the sector posted a decrease in volumes as a result of their desire to give priority to price over volume in order to pass on upstream price increases to the end user to the extent possible. However, the price increases applied to customers were insufficient to cover the increases in upstream prices, which had a noticeable impact on margins.

The two effects combined, namely lower volume and squeezed margins, heavily affected the performance of the sector. Thus, **gross operating result** in 2003 came to 284 million euros versus 319 million in 2002* and includes +112 million in non-recurring items, essentially related to the sale of PUM Plastiques in the fourth quarter.

Operating result, at 124 million euros versus 209 million the year before, includes +32 million euros in non-recurring items, including (71) million in charges linked to the restructuring of the Tubes business, which was put up for sale.

* Numbers for 2002 are proforma (unaudited)

The **Trading and Distribution** business posted a 12% decline in sales volumes in 2003 compared to 2002*, but also a noticeable sales price increase, particularly in general industry trading, with priority given to prices and margins. In terms of business organisation, 2003 was a transition year with a restructuring of the European network with plant openings and closures, and the acquisition of new companies.

The **Steel Service Centres (SSC)** business also suffered a decline in volume during 2003 in the context of higher prices. The year was used to rationalise geographic locations and organisational structures in order to take advantage of the synergies achieved by the creation of Arcelor. Two major investment decisions were taken in this context: the twofold expansion of Usinor Stal Serwis in Poland (start-up 2004) and the creation of a large SSC near Bratislava in Slovakia (start-up 2005).

The **Construction** business showed a slight improvement in sales prices, but it was insufficient at the revenue level to offset the reduction in sales volume. The decline in demand and the price situation necessitated the closing of the Kreuztal profiling plant (Germany) and substantial cutbacks at the plant in Strasbourg (France). The cost of these restructuring activities weighed heavily on results of the business. These restructuring activities will be continued in 2004.
Investments continued at the same levels, however, with the commissioning in Belgium of a mineral wool panel line in partnership with Isover (Saint-Gobain Group), the commissioning in Great Britain of a discontinuous high-quality panel line, and the completion of the upstream industrial facility with the construction of a pickling line at the Contrisson plant (France) that is scheduled to come on line in the third quarter of 2004.

The **Arcelor PUM Processing** business, established at the beginning of 2003 to produce pickled, hardened, cold-rolled and galvanised coils, suffered a slight decline compared with the corresponding activity of the Group in 2002*. In order to maintain the competitiveness of the business, a major investment programme was approved that includes the renovation and upgrading of heavy equipment in 2003 and 2004.

Arcelor International experienced strong growth in business volume that is not reflected in terms of revenues because of the weakness of the dollar against the euro. Thanks to a strong presence of long standing in China with offices in Beijing, Shanghai and Hong Kong, backed by the Singapore platform, sales to Asia in conjunction with those to North Africa, the Near and Middle East more than offset the decline in sales to the United States.

RESEARCH AND DEVELOPMENT ACTIVITIES

Arcelor continued to reorganise R&D activities by concentrating its research efforts in proximity to the Group's production units and customers.

The Group is now able to offer the same innovative range of products/services anywhere in the world to meet the demand of its global customers. To achieve its goals the Group relies on research to continuously improve the range of products and services as well as on a multi-market, multi-process and multi-product approach.

Arcelor also set up a Scientific Council composed of internationally recognised experts in their fields. The task of the Council is to give the Group Management Board independent advice on the organisation of research, the fields of expertise that are necessary for Arcelor, an evaluation of Arcelor's position, identification of technological developments and their impact on the company's products and processes (see page 113 and following pages).

* Numbers for 2002 are proforma (unaudited)

INDUSTRIAL INVESTMENTS

Group capital expenditure amounted to 1,293 million euros in 2003.

Capital expenditure in the Flat Carbon Steels sector amounted to 714 million euros at the end of December 2003. This was primarily intended for the relining of blast furnace A at Sidmar (Belgium) and an increase in the hot-phase capacity at Sidmar (Belgium) and Sollac Atlantique (France), expenditures to increase the capacity of the pickling line at the ACB mini-mill (Spain), the new tinning line at Avilés (Spain), research expenditure in connection with the vacuum plasma coating line at Cockerill-Sambre (Belgium), the construction of the cold-rolled and galvanised steel coil processing unit at Vega do Sul in Brazil and investments to improve quality.

The companies of the Long Carbon Steels sector invested 290 million euros to start construction of the new medium beams mill in Luxembourg, to carry out the modernisation and expansion of existing facilities, notably those at Piracicaba in Brazil for bar production. Investments in Spain primarily concerned the expansion of the rolling mill at Azpeítia. Elsewhere expenditures to increase worker safety and the protection of the environment complete the investments made by the sector.

Capital expenditure recorded during 2003 for the Stainless Steels sector amounted to 188 million euros and covered essentially the completion of the modernisation work in the UGINE & ALZ steelshop at Genk in Belgium to increase capacity to 1.1 million tonnes, the installation of a tension levelling line at the UGINE & ALZ plant at Genk to improve the quality of thick cold-rolled products, a tension levelling line at the UGINE & ALZ plant in Gueugnon (France) to improve the quality of thin cold-rolled products, a new pickling bath on the line at the UGINE & ALZ plant in Gueugnon, dust removal equipment on the electric furnaces at the Ugitech plant at Ugine (France) and, finally, the first outlays for the new electric steelshop (Carinox) that is being installed upstream of the Carlam hot strip mill in Châtelet (Belgium).

The Distribution-Processing-Trading sector accounted for 81 million euros in various investment expenses against 20 million euros for the other businesses of the Group.

Arcelor purchased the rolling mill at Pallanzeno and a 49.9% interest in the San Zeno steelworks from Duferdofin, through subsidiaries of its Long Carbon Steels sector. Duferdofin, a wholly-owned subsidiary of the Duferco Group, holds the remaining 50.1% of the San Zeno steelworks.
The rolling mill at Pallanzeno, located in Northern Italy, produces small and medium beams and has a production capacity of 600,000 tonnes per year; the San Zeno di Naviglio steelworks, also located in Italy, near Brescia, has a capacity of 750,000 tonnes per year and supplies blooms to the rolling mill at Pallanzeno.

DISPOSALS

On November 21, 2001, the European Commission authorised the merger plans pursued by Aceralia, Arbed and Usinor subject to the sale of a certain number of steel producing and distribution companies. The sales of the companies in question that were not implemented during 2002 were carried out in 2003 in compliance with the commitments given to the European Commission. As a result, the Arcelor group made the following disposals in 2003:

- on March 31, 2003, the sale of its 75.5% interest in the Galmed hot-dip galvanising lines in Spain to Thyssen-Krupp Stahl, co-shareholder;

- in April 2003, the sale to Duferco of the French companies Beautor and Sorral (Strasbourg), specialising in cold rolling, electro-galvanising and hot-dip galvanising;

- in March and April 2003, the sale to three buyers of all plants and subsidiaries of the French company Cofrafer, specialising in slitting, flame cutting and distribution;

- in June 2003, the sale of the 50% held in the cold-rolling and galvanising company Lusosider in Portugal to the Corus Group, co-shareholder;

- in September 2003, the sale of the Laminoir de Dudelange galvanising line in Luxembourg to the Dugal company owned by Messrs. Viellevoye and Servais;

- in October 2003, the sale of the 66.67% interest in the Segal galvanising unit located in Belgium to the Corus group, co-shareholder;

- in December 2003, the sale to the majority shareholder of the 39.93% stake in the Italian company Finarvedi.

As a reminder, the 49% interest in the Spanish company Bamesa was sold in September 2002.

Additionally, the Arcelor group sold to the Point.P company (a subsidiary of the Saint-Gobain Group) its plastics business (PUM Plastiques group, specialising in the distribution of plastic products for the construction and public works markets).

Lastly, at the end of December, Finnish steel producer Rautaruuki purchased Dikema Stal AS, Arcelor's Norwegian subsidiary specialising in metal product prefabrication.

OWN SHARES

The Ordinary General shareholders' Meeting held on April 25, 2003, replacing a similar authorisation dated December 11, 2001, authorised the Board of Directors, in accordance with the conditions established by the Luxembourg law regarding commercial companies ("the law"), to acquire the company's own shares or to have the shares acquired by other companies of the Group as provided for in Article 49a of the law. This authorisation is valid for 18 months (until October 25, 2004), unless renewed before said deadline, and permits the acquisition of Arcelor shares provided that the number of shares at no time exceeds the limit of 10% of the subscribed capital as provided for by Articles 49-2 and 49a of the law, within a price range of from 5 euros to 25 euros per share. A resolution will be submitted to the Ordinary General shareholders' Meeting to be held on April 30, 2004 to replace the authorisation of April 25, 2003 with a new authorisation.

Arcelor S.A. did not directly acquire or hold own shares in 2003.
As at December 31, 2003, the Arcelor group held 54,644,789 of its own shares, representing 10.25% of the total number of shares issued at a book value of 273,223,945 euros. Of these 54,644,789 shares, only 30,364,288 (i.e. those held by the direct subsidiaries Arbed and Usinor) should be included in the aforementioned limit of 10%; the voting rights were suspended on all 54,644,789 shares.

During the 2003 financial year, the Group executed the following transactions in relation to its own shares.

Intra-group transfers

- 9,988,470 shares transferred from Aceralia Internacional B.V. to Arbed;
- 1,613 shares transferred from Aceralia Corporación Siderúrgica, S.A. to Arbed;
- 3,870 shares transferred from TrefilArbed Bissen S.A. to Arbed.

Acquisitions

- 511,715 shares over the counter by Arbed;
- 6,000,000 shares reacquired by Arbed on the expiry of a short-term securities loan concluded with a third party in 2002.

Sales

- 511,715 shares sold over the counter by Arbed;
- 22,443 shares transferred by Usinor to Sogepa as the Usinor 2001 dividend paid in form of shares.

Own shares	Dec. 31, 2003	Dec. 31, 2002
Arbed S.A.	30,260,403	14,266,450
Aceralia Internacional B.V.	0	9,988,470
Usinor S.A.	103,885	126,328
Sidmar N.V.	24,280,501	24,280,501
Aceralia S.A.	0	1,613
TrefilArbed Bissen S.A.	0	3,870
TOTAL	**54,644,789**	**48,667,232**

The Group thus purchased 6,511,715 of its own shares during 2003, representing a total book value of 32,558,575 euros or 1.22% of the capital subscribed as at December 31, 2003.
The exchange value of the own shares purchased by the Group was in a range between 8.33 euros and 14.86 euros, and the average weighted price was 14.37 euros.
The purchases on the over-the-counter market were made to stabilize the market price of the company's shares.
The Group sold 534,158 of its own shares during the 2003 financial year, representing a total book value of 2,670,790 euros or 0.10% of the capital subscribed as at December 31, 2003.
The own shares were sold for an exchange value ranging from 9.43 euros to 14 euros, and the average weighted value was 10.17 euros.
The sales on the over-the-counter market were made to stabilize the market price of the company's shares.
In March 2004, 22,490,570 own shares were used to meet requests for the distribution of Arcelor shares from holders of O.C.E.A.N.E. 2006.

OUTLOOK

Based on various forecasts, the recovery of the world economy should generate GDP growth of about 3.7% in 2004.
Worldwide industrial production could grow this year by 4.2% compared with 2.2% in 2003.
The United States will be one of the engines of global growth with an increase in GDP of 4.7%.
Following stability in 2003, industrial production is expected to increase by 4.5%. GDP growth in Canada and Mexico could reach 3.6% and 2.9% respectively.

GDP in Central and South America is expected to increase by 3.7% while industrial production is expected to rise 4.7%.

In the CEEC and Russia, the strong economy is expected to continue in 2004 and growth in GDP comparable to 2003 is expected for all these countries.

In Asia, the vigour of the Chinese economy will fuel growth in the region and beyond.
The Japanese economy is expected to grow by 2.4%, driven mainly by exports. Industrial production, which is heavily influenced by strong exports to other Asian countries, is expected to grow by 2.2%. GDP growth in the other Asian countries is expected to amount to 6.4%, and industrial production is expected to increase by 11%.
The recovery in Western Europe is expected to be less vigorous. After growth of 0.8% in 2003, GDP, which is driven mainly by exports, is expected to grow 2% in 2004. Industrial production is expected to increase by 2.3%, but the appreciation of the euro against the dollar could slow the economic recovery.

Production in the steel-consuming industries is expected to continue the recovery begun at the end of 2003. The automobile market is expected to remain unchanged. Engineering activity is expected to grow by 2% due to the expected resurgence in investments. The construction industry is expected to grow by 0.7% thanks to the vitality of southern Europe, while Germany will continue to negatively impact growth in this sector. The metal-working industry is expected to grow by 1.5%.

Despite economic growth rates that vary between the regions of the world, the steel industry should be able to take advantage of the economic recovery in 2004, and the apparent global consumption of steel, excluding China, should grow by between 3% and 4%.

Apparent consumption of steel in the European Union (EU15) is expected to grow by 3% and to be accompanied by an increase in inventories held by end users, traders and service centres, with real consumption rising by 1.3%. Importation of steel products from other countries is expected to decrease following the recent appearance of bottlenecks in transport capacity and the reduced global availability of rich ores and coke.

Apparent steel consumption in all Eastern European countries (CEEC and CIS) is expected to increase by 4%. It is expected to grow by about 6% in North America after three years of steep declines, with inventories still at record lows. In Central and South America, the strong recovery forecast for industrial production (+4.7%) should result in a 7% increase in apparent steel consumption.

In China, driven by continued growth, steel consumption should increase in the order of 13% in 2004. The growth in demand for steel in Japan is expected to be about 0.5% versus 4% in the other Asian countries.

The market tightness provoked by this unusual situation will result in the immediate future in price increases for raw materials (iron ore, coal, coke and scrap) and for sea freight due to the scarcity of supply. This fact, coupled with a low inventory level and with better growth prospects for users in Europe, has already led to price increase announcements by some European steelmakers. These increases are expected to continue over the year.

After a year of consolidation and integration, 2004 will be a year of change for Arcelor. With a strong financial structure, the Group should now be able to extend its strategic thinking to areas other than restructuring. This has already begun and will continue over the next few years under the commitments made at the time of its creation. Arcelor can also look forward to further international expansion.

EVENTS AFTER CLOSING

On February 17, 2004, Arcelor announced that its subsidiary **J&L Specialty Steel**, LLC has signed an agreement to sell most of its assets to a wholly-owned subsidiary of Allegheny Technologies Incorporated.

The transaction, which should be finalised in May 2004, is subject to the completion of due diligence and a positive outcome of the collective bargaining negotiations with USWA (United Steelworkers of America) both at Allegheny and at J&L. It is also subject to the approval of the preferred creditors of Allegheny Technologies and the oversight authorities.

Even though the finalisation of this transaction is subject to several conditions, the parties are actively working for the success of the operation.

J&L Specialty Steel is a major player in the area of flat products made of stainless steel.
The company is headquartered in Coraopolis, Pennsylvania, with plants in Midland, Pennsylvania, and Louisville, Ohio. J&L is a wholly-owned subsidiary of Arcelor.

On February 11, 2004, Arcelor signed an agreement with Bagoeta S.L, a majority shareholder in Conducciones y Derivados S.A. (Condesa) for the purpose of selling its **tubes business**.
The finalisation of the transaction is subject to the approval of the respective competition oversight authorities and the conclusion of agreements with the financial institutions financing the operation.
The scope of this sale covers:
- 100% of the capital of Arcelor Tubes, S.A., of Alessio Tubi, Spa, of Exma S.A. and of Aceralia Tubos SL.;
- 10% of the capital of Industube, subject to the rights of first refusal of the other shareholders; and
- 30% of the capital of Condesa. The remaining 18.84% of the capital of Condesa held by the Arcelor group is covered by put and call option contracts.

In 2003 the tubes business of the Arcelor group shipped over 1.2 million tonnes of steel for turnover of 587 million euros.
Condesa is a major European player in the tube market.

In February, as part of the process to optimise the balance sheet position and reduce the cost of its debt, Arcelor decided to **redeem early the 3% O.C.E.A.N.E.** maturing on January 1, 2006, effective March 22, 2004, as the conditions for this redemption had been met. These O.C.E.A.N.E. represented 350 million euros of debt at the end of December 2003.
Following the announcement of this early redemption, requests to exercise the right to the allocation of shares were received in respect of 22,490,577 O.C.E.A.N.E. bonds, or 81.05% of the initial issue, which were served by the supply of 22,490,577 shares from Group treasury shares, thus strengthening the consolidated equity of the Group.
The remaining O.C.E.A.N.E. 2006 bonds in respect of which no request for share allocation had been received (5,256,273) were redeemed on March 22, 2004 at a unit price of 13.89112 euros (including accrued coupon interest since January 1, 2004).

On March 15, 2004, Arcelor implemented a level 1 **American Depositary Receipts** ("ADR") program in order to improve the liquidity of the Arcelor share and its distribution with American investors. ADRs are certificates issued by a depositary bank, representing shares of a non-American company (American Depositary Shares, ADS).

They give voting rights and dividend rights to the owner. They offer American investors access to Arcelor shares through the over-the-counter market on which the ADRs are freely negotiable in the United States.

On March 19, 2004, Arcelor announced the sale of its entire stake (96%) in Thainox. **Thainox** Steel Ltd, located in Rayong (100 km from Bangkok) was formed in 1991. The plant consists of two cold-rolling lines complemented by one bright annealing line, one annealing and pickling line, and one slitting line.
Under the terms of the sale agreement, Arcelor will continue to benefit from a multi-year agreement for the supply of the majority of Thainox's materials at market prices. In addition, Thainox will be able to benefit from the services of the Arcelor Stainless Steels sales network for its export sales and will have access to the expertise of the Arcelor group under a technical assistance agreement.

ADDITIONAL INFORMATION ABOUT ARCELOR S.A.

Arcelor S.A., the parent company of the Arcelor group, continued in 2003 to manage its portfolio of holdings. Thus, 2003 was marked by acquisitions in the coordination centres, Arcelor Center Brussels and Arcelor Finance and Services Belgium.
The 2005 Usinor O.C.E.A.N.E. and 2006 Usinor O.C.E.A.N.E. were redeemed by Usinor in November 2003.
The company ended the 2003 financial year with a profit of 506 million euros, primarily from revenues from its holdings.
The general meeting of shareholders will be asked to approve the distribution of a gross dividend of 0.40 per share for 2003, compared with 0.38 euro per share for the previous year.

Risk Management

General legal risks associated with the activities of the Arcelor group

The Group is not exposed to legal risks of a general nature due to its steel operations.
The Group's production facilities have all mandatory operating permits granted by the regulatory authorities.

The conditions of supply for the products manufactured and marketed by the Arcelor group are subject to commercial negotiation. These conditions of supply may specify that the courts of the country in which the buyer resides have jurisdiction in case of litigation. Also, the instability of the court system or the regulations in certain countries in which the Arcelor group has a presence (primarily through joint ventures) may create a general legal risk that could expose the company to risk in the execution of its business activities. However, the Group has decentralised legal resources in the main countries of operation outside Europe (Brazil, United States). In countries where it is not economically feasible to have such in-house legal resources, the Group uses well-known law firms with an international reputation.

The Arcelor group may have occasion to assert its rights and safeguard its interests within the framework of its business activities, notably within the framework of technical and commercial disputes (in this matter see the chapters on "Litigation", "Trade Barriers" and "Anti-dumping and anti-subsidy measures" on page 124 and the following pages).

The usual legal risks associated with the conduct of the business activities and operations of the Group are monitored by the Group's Legal Department. This department is itself subject to internal control procedures by internal audit services (see the governance and internal control report on page 20 and the following pages).

It should be noted that identified legal risks have been provisioned within the various Arcelor group subsidiaries concerned pursuant to the applicable accounting standards.
The Arcelor group no longer has any ore or coal mining facilities in Europe.

Industrial and environmental risks

The various production stages for steel products

Liquid steel is produced from ore (hot metal route) or from scrap (electric furnace route). Liquid steel is then solidified by casting in a continuous casting machine. The output is semi-finished products: bars with rectangular (slabs) or square (blooms or billets) cross section that are the feedstock for the final product form. Finally, the feedstock is converted into finished products by rolling, with some undergoing heat treatment. More than half of the hot-rolled sheet is subsequently cold-rolled and eventually coated with anti-corrosion protection.

Nature of the risks

In the various steel production facilities such as the coking plants, sintering plants, blast furnaces, electric furnaces, etc. accidental fires and explosions constitute the major operating risks.

These risks result among other things from the production of gas (in the coking plant and the blast furnace), from the combustibility of the coal used and from contact between cooling water and the molten metal.

In the hot- and cold-rolling mills and the coating facilities, the electrical equipment and the reheating furnaces are the main sources of fires. Lubricants and hydraulic fluids are considered flammable.

Steel production requires the use of scrap, whether in the course of the conversion of hot metal into steel in a converter or directly in an electric furnace. Arcelor protects itself against the risk of charging radioactive scrap into the furnace by means of rigorous internal inspection.

The steelmaking business has environmental risks associated with gas and dust emissions into the air, as well as the production of waste products that cannot be reused.

Risk evaluation in terms of impact and likelihood

Industrial safety and the protection of the environment are strategic challenges for the Arcelor group. Each plant establishes its own clear policy in compliance with local legislation and based on the policy of the Group. This policy incorporates all the organisational and material guidelines designed to prevent industrial accidents or incidents and to limit any consequences for persons and property.

General objectives and management responsibilities are defined in writing. Specific action plans based on the difference between practice and established goals are defined.

Industrial and environmental risks are analysed from the design stage and precautionary measures are taken in compliance with Arcelor's "Loss prevention guide". Internal and external audits are carried out in the plants at a frequency determined in relation to their risk exposure. The audits are the subject of reports on risk evaluation and precautionary measures in respect of humans and property.

Procedures established to monitor and measure these risks

Since the creation of Arcelor, a dedicated organisation was established with the formation of an industrial safety committee within the Health & Safety department. This committee is composed of Business Unit representatives for industrial safety and engineering. Its mission is to formulate and recommend guidelines to the Management Board. It has issued the "Arcelor Loss Prevention Guide" reference manual aimed at measuring and ensuring a level of industrial safety that is consistent on all Group sites, as well as a network of industrial safety specialists responsible for day-to-day management, conformance of the facilities and compliance with the guidelines.

An investment plan with recommendations of a material nature is under way, based on an order of priority, with monitoring by the industrial safety committee of Arcelor's Health & Safety department.

The Group's commitment to control environmental risks is reflected in its undertaking in respect of the protection of the environment (see page 103 and the following pages).

Market risks (liquidity risk, interest rate risk, exchange rate risk, risk on securities held)

See Note 25 to the consolidated financial statements (page 168).

Supplies – Dependency risks

Raw materials

Iron ore purchases amounted to 42 million tonnes, coming mainly from Brazil, but also from Mauritania, Australia, Sweden and Canada.
Coal, amounting to 16 million tonnes, was purchased primarily in Australia, the United States, Canada, South America and Russia.
Arcelor obtained supplies of 320,000 tonnes of zinc, 350,000 tonnes of chromium and 83,000 tonnes of nickel.

Energy

Arcelor's energy needs (almost 50 TWh in total for natural gas and electricity) make it one of the major players in the European markets. Arcelor's in-house production of electricity covers one-third of its needs.

In a context of growing price volatility, Arcelor, by virtue of its European potential, continued to develop close long-term relationships with suppliers that have been identified as the most competitive. This increased visibility allows the Group to carry through its industrial restructuring while at the same time greatly limiting its energy risks.

The Group also continues to reduce its electric power risk by improving the recovery rate of its steelmaking off-gases both at Dunkerque (France) and Avilés (Spain), where current projects are proceeding according to plan.
These projects strengthen the energy efficiency of its processes and contribute to its sustained growth.

Group purchasing performance

In addition to the synergies still to be achieved, and closely related to trends in the supplier markets, the additional leverage gained particularly from partnerships and new supply sources is designed to consolidate value creation and help achieve the ambitious goals established for 2006.

The efficiency of the process is based on:
- the internationalisation and specialisation of buyers in their markets;
- the potential for planning and innovation on the part of the buyers and suppliers for the benefit of the end user;
- control over the operational implementation of the contracts;
- optimisation of activities and responsibilities among the various players involved in the process;
- the deployment of e-purchasing;
- performance benchmarking for suppliers.

The goals for 2004 detail these various approaches in a structured development plan that is translated into personal goals and objectives so as to ensure that the results will be achieved.

Insurance and risk coverage

It is Arcelor's policy to contract worldwide insurance to cover catastrophic risks for the Group with insurers having the highest liquidity rating, and local coverage for those risks that must be covered by law. The amounts of the insurance coverage are a function of the financial risks as defined by the various disaster scenarios and the products offered by the insurance market.

With regard to property damage and consequential operating losses, the Group is:
- conducting, through outside entities, engineering audits regarding fire protection and equipment breakdown risks for all facilities for which the insured value exceeds 50 million euros. 75% of the facilities in question were audited in 2003;
- studying major loss scenarios, estimating the potential consequences for people, the environment and the facilities;
- strengthening the resources available to limit the likely occurrence of such catastrophic losses and their consequences;
- formalising the recovery resources existing within the Group to limit consequential operating losses;
- transferring the residual catastrophic risks to the insurance market, for the portion exceeding 20 million euros per event; insured amounts are in line with industry practices and the insurance products available on the market.

With respect to civil liability, and because the maximum financial risk cannot be estimated empirically, the amounts insured are in line with the products available on the market and the insurance coverage purchased by industrial groups of comparable size and activity. In order to reduce its liability risk, the Group is implementing in-house training to raise awareness and educate everyone involved.

In terms of product shipment, when a customer entrusts the Group with organising product shipment, the vessels to be used must meet the following criteria:
- classified by a classification society that is a member of the International Association of Classification Societies (IACS);
- covered by a "P&I Club" (Mutual Protection and Indemnity Association) having the highest liquidity rating;
- an International Safety Management (ISM) certificate valid for the duration of the voyage;
- less than 20 years old.

Two additional criteria are applied if Arcelor charters the vessel:
- knowledge of the results of the most recent inspections performed by port authorities;
- awareness of the existence or non-existence of a major event affecting the vessel during the last 12 months.

The full insured amount corresponds to the maximum potential risk per event.

With regard to all insurable risks, the Group gives preference to self-insurance for low frequency risks that each entity can cover. This results in an excess tailored to the financial resources of each entity for better awareness of risk prevention by all participants.

Self-insurance with recourse to the reinsurance market is used for medium-frequency risks in order to optimise and smooth insurance costs at Group level. The risk exposure is limited through the protection provided by the reinsurance market.

Arcelor's policy for the protection of its industrial installations, highlighted by the decision to allocate an additional 17.4 million euros over the next 12 months, in addition to the regular accident prevention investment budgets of the entities, to improving the safety of its facilities has been welcomed by the insurance market, which is giving the Group a substantial discount on the premiums to be paid in 2004 for damage and consequential operating loss cover.


steel+imag
entrepreneurship
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PART IV

Sustainable Development report

table of contents →



ination
cos(ideas+πlogx)
+ respect
=solutions
cipation

Implementation of the Sustainable Development policy within the Group


Shareholders
Financial
Institutions
Employees
PROFIT
Clients &
Suppliers
Arcelor
PARTNERS
PEOPLE
PLANET
Neighbours-
Residents
Communities-NGOs

After Arcelor defined its Sustainable Development policy in 2002, the year 2003 saw the full implementation of that strategy and its internalisation by the mid-level and top-level executives of the Group. Arcelor's efforts, which are an extension of the numerous initiatives taken by the founding entities, are aimed at **transforming the Group.** Efficiency, cost leadership, customer service and a corporate spirit at all levels are the themes for 2004.

Arcelor's Sustainable Development strategy builds on the classic definition of the Bruntland report (1987): *"development that meets the needs of the present without compromising the ability of future generations to meet their own needs"* and is based on the 4 Ps (see diagram above): **Profit**, because without it there is no development; **People**, because it is the men and women of the company who make the company; **Planet**, because the preservation of the environment is a priority for any responsible company; and **Partners**, because it is the balanced fulfilment of the expectations of all partners that ensures Arcelor's success.

These 4 dimensions rest on eight priority principles:

1. Grow profitably by producing and marketing steel products.

2. Manage risk and safety, including the safety of our products and the health of our employees.

3. Protect the environment and preserve scarce resources.

4. Open dialogue with all stakeholders.

5. Skills development around common values of quality and efficiency.

6. Innovate to create value and support Sustainable Development.

7. Strictly comply with existing corporate governance rules.

8. Responsible citizenship.

For each of these principles, specific indicators have been defined in close cooperation with the appropriate departments of Arcelor.

In 2003, the Management Board defined Arcelor's **Principles of Responsibility**, which set out the vision and ethical standards of the Group. These Principles define Arcelor's commitment to its employees, customers, shareholders, bankers, suppliers and other stakeholders. They also include Arcelor's commitments to society and integrate, among other elements, compliance with the Principles of the **United Nations Global Compact** (see page 121).

At the end of 2003, a special campaign was launched to inform and increase the awareness of Arcelor's 98,000 employees in respect of Sustainable Development issues. An **educational handbook** was distributed throughout the Group for the purpose of mobilising all employees to apply the concepts of Sustainable Development within their areas of responsibility.

Three projects, explained in detail in the following pages, deserve to be highlighted because they illustrate well Arcelor's ambitions in the area of Sustainable Development:

1. After the unsatisfactory performance in 2002 in the area of **safety at work**, the Arcelor Management Board launched a comprehensive campaign for all Group employees to increase their awareness of the absolute necessity to reduce the number of work-related accidents, their frequency and their severity. Regular Management Board visits to the production plants made both executives and employees aware of the great importance of safety at Arcelor. A convention on the topic of safety at work was initiated within the European Works Council and was held in Bilbao (Spain) at the beginning of February 2004. Arcelor's performance improved in 2003, even if more still needs to be done to reach "zero accidents". The average frequency rate dropped from 9.0 to 5.5 and the severity rate from 0.44 to 0.38.

2. The announcement of the Group's strategic orientations in 2003 implied a cutback in jobs at several Arcelor production sites in Europe. At the time the announcements were made, Arcelor's management clearly indicated its willingness to assume the **social and environmental consequences of its strategic decisions**. In concrete terms, Arcelor made a commitment to set up assistance programmes to outplace personnel of these sites and reindustrialise the affected labour market.

3. At the environmental level, Arcelor has not waited for the ratification of the Kyoto Protocol to make commitments to **reduce the production of greenhouse gases**. Since 1990, Arcelor has reduced its production of CO_2 in Europe by 18% in absolute terms and by 23% in relative terms, exceeding the average reduction of 8% by 2010 to which the countries of the EU committed. Furthermore, Arcelor also launched a vast research programme to produce steel with minimum CO_2 emissions.

This project, undertaken in cooperation with other steel industry participants, received the support of the European Commission.
However, the Management of Arcelor had to sound the alarm with the political authorities concerning the economic and social consequences of implementing the Kyoto Protocol in Europe alone.

Arcelor's Sustainable Development initiatives earned recognition from several outside sources in 2003 and early 2004. We mention three: the U.S. ratings agency Innovest gave Arcelor an "AAA" rating for its Sustainable Development policy; the *Institut Belgo-Luxembourgeois des Réviseurs d'Entreprise* (Belgo-Luxembourg Auditors' Association) awarded Arcelor its 2003 prize for the "best annual report on Sustainable Development"; and Arcelor entered the FTSE4 Good socially responsible index on March 22, 2004. These awards encourage Arcelor's management to vigorously pursue an ambitious strategy of Sustainable Development supported by all employees of the Group.

Several projects are currently receiving special attention from the Sustainable Development team: firstly, the implementation throughout Arcelor of quantifiable and measurable **key performance indicators** to provide effective guidance for the progress of the Group; and secondly, the development of a **purchasing policy** that fully integrates the obligations of Arcelor's suppliers to Sustainable Development.

In 2004, the Management of the Group will make every effort to ensure that the 98,000 Arcelor employees are fully aware of the Group's Sustainable Development commitment based on the theme "Arcelor, steel solutions for a better world". The Group's goal is a true **transformation** of its corporate culture.

Arcelor's principles	Principal achievements in 2003	Targets
1. Group profitability	• Improvement in return on capital employed (ROCE): 8.5% versus 6.6% • Substantial reduction of debt • Synergy objectives exceeded in 2003	• 15% ROCE over the cycle • Further reduction in debt to obtain a ratio of less than 50% • 700 M€/year by the end of 2006
2. Health & safety	• Significant improvement in safety during 2003 • Safety convention set up with the European works council • Identification of the major risks with action plans for all processes of the Group's business model • Identification of the major risks at Corporate level and operational units level	• Zero accidents. Zero fatalities • Accident frequency rate target below 5.0 in 2004 • Identification of the major risks at sites level
3. Environmental protection	• Major production units are ISO 14001 certified • Stabilisation of CO_2 emissions • Significant reduction in water pollution • Recovery of 95% of by-products	• 100% of the Group's major facilities ISO 14001 certified • 25% reduction from 1990 CO_2 emission levels in Europe by 2012 • Recovery of 98% of by-products
4. Open dialogue with all stakeholders	• Social dialogue within the European Works Council • Major satisfaction survey among managers • Open days at all major production sites	• Permanent dialogue with all stakeholders of the Group • Follow-up on the results of the manager satisfaction survey

Arcelor's principles	Principal achievements in 2003	Targets
5. Skills development	• Launch of Arcelor University (700 middle managers trained in 2003) • Launch of 360° evaluation tools • Implementation of enhanced training plans as part of site restructuring	• Development of distance learning tools • Extension of the 360° tools to all sectors • Continued pursuit of enhanced training plans
6. Innovation and Quality	• Establishment of Arcelor's Scientific Council • Launch of the ULCOS project (Ultra Low CO_2 Steelmaking Process) • Concentration of research resources and research centre specialisation by market (Flat Carbon Steels) • Preparation of the European steel platform with our partners	• Increase research synergies with customers • Reduce result delivery time, retaining the same effectiveness and reducing costs • Increase the Group's customer satisfaction ratings
7. Corporate governance	• Approval and distribution of the Principles of Responsibility • Improved disclosure on the boards member's remuneration	• Compliance with the most stringent international principles of corporate governance
8. Corporate citizenship	• Assistance plans for all restructuring projects • Support for humanitarian, cultural, sports and solidarity projects in all regions in which the Group is present	• Strengthen social ties in the countries in which the Group is present

Organisation of Sustainable Development in Arcelor

Sustainable Development is a key element contributing to the integration of the various entities into Arcelor's corporate culture. It is an innovative way to help the sectors share the same operating tools and principles. Sustainable Development stimulates the exchange of best practices throughout the Group and the deployment of the highest corporate, environmental and social standards throughout Arcelor's various businesses. In this process, Sustainable Development contributes to value creation. Better process efficiency, reduced social and environmental risks, and a better image and reputation, all contribute to reinforce Arcelor's position as the leader in its industry.

The eight principles of Arcelor' Sustainable Development strategy

For the record, eight Sustainable Development principles were defined in 2002. They were not modified in 2003:

1. Group performance,
2. health & safety and risk management,
3. protection of the environment and the preservation of scarce resources,
4. open dialogue with all stakeholders,
5. skills development,
6. innovation and quality,
7. corporate governance,
8. responsible citizenship.

Measuring the progress made

Measurable and quantifiable progress indicators for each of the eight principles of Arcelor' Sustainable Development strategy have been applied throughout the Group. These indicators are true management tools. They are a reflection of the progress already achieved and are part of the evaluation system for senior executives and managers of the Group.
These indicators were upgraded in 2004 in terms of both quality and quantity.

Who is involved in Sustainable Development?

Sustainable Development is directed by a steering committee (Management Board) and led by a Sustainable Development Directorate. This department works in close collaboration with the Directorates of Finance, Investor Relations, Synergies, Environment, Health and Safety, Business Risk Control, Human Resources, Innovation and Research, Purchasing and Communications inter alia.

Contribution to the integration process

A working group composed of 8 members of the Management Board and 32 senior executives of the Group directed four major projects related to the integration of the Group: Principles of Responsibility, Exchange of Best Practices, Deployment of Sustainable Development and Executive Training. New progress goals were added during the annual Executive Convention in 2003 (300 participants) and implemented during the second half of 2003.
For 2004, three initiatives were launched on the theme of Transformation to improve cost effectiveness and leadership, customer satisfaction and a corporate spirit.

Employee awareness of Sustainable Development

A handbook on Sustainable Development, printed in a portable format, was distributed to all Group employees – managers, staff and operatives – because it is the responsibility of everyone to work for safety, the protection of the environment, the sharing of knowledge and respect for the ethics of the Group.
In addition, Campus Manager training (Arcelor University), Group sector and function-oriented conventions, the intranet, internal newsletters, and Management Board plant visits are all vehicles to increase Group employees' awareness of the ambitions and commitments to promote Sustainable Development.

Arcelor's Sustainable Development
Key Performance Indicators

The table below summarises the Sustainable Development performance indicators that have been instituted throughout the Group. They are based on the Global Reporting Initiative (GRI) and industry benchmarks.
The indicators apply to the entire Arcelor group, except where specifically noted.

	indicators	2002	2003
Principle 1 - Sustainable and profitable growth (page 98)			
Debt	Gearing (%)	74.4	54.8
Management gains	Synergies (€M compared with 2001)	190	405
Principle 2 - Health & safety management and risk management (page 99)			
Safety	Number of fatal accidents, Arcelor employees	11	5
Safety	Number of fatal accidents, contractors	13	6
Safety	Accident frequency rate at Group level	9	5.5
Safety	Accident severity rate at Group level	0.44	0.38
Product safety	Number of steel safety data sheets	393	431
Product safety	Number of by-product safety data sheets	31	63
Risk Management	Level of identification and control of the major risks (top-down approach)	Corporate	Corporate + operating units
Risk Management	Scope of the risk management function	17 of the 25 processes in the Arcelor business model	All 25 processes
Principle 3 - Commitments in respect of the environment and the preservation of scarce resources (page 103)			
Environmental management system	Percentage of employees working in an ISO 14001 certified environment	80	96
Environmental management system	Percentage of ISO 14001 certified production sites	61	77
Air pollution	Ducted dust (kg/t steel)	0.26	0.25
Air pollution	SO_2 emissions (kg/t steel)	1.11	1.09
Air pollution	NO_x emissions (kg/t steel)	1.22	1.25
Air pollution	CO_2 emissions (t/t steel)	1.50	1.51
Water	Measured water consumption (inflow)	6.6	6.6
Water	Water discharge (m^3/t steel) (outflow)	4.4	4.5
Water quality	COD (kg/t steel)	238	190
Water quality	Suspended matters in water (kg/t steel)	149	116
Waste	Unrecovered waste (kg/t steel)	55.8	59.4

	indicators	2002	2003
Principle 4 - Open and responsible dialogue with all stakeholders (page 108)			
Dialogue	Percentage of employees having access to a dialogue/consultation/representation/expression of grievances structure	100	100
Dialogue	Establishment of programmes for meetings with stakeholders and NGOs at the major production plants	Yes	Yes
Dialogue	Percentage of major plants holding open days	100	100
Manager satisfaction	Implementation of a manager satisfaction survey in the course of the year	No	Yes
Stakeholder satisfaction	Implementation of customer satisfaction surveys	Yes, by sector	Yes, by sector
Stakeholder satisfaction	Implementation of image/reputation surveys in the vicinity of the major production plants	Yes	Yes

Principle 5 - Skills development around common values of quality and efficiency (page 111)			
Multicultural group	Number of nationalities in the workforce	35	40
Multicultural group	Total workforce as of December 31	104,241	98,264
Employment	Percentage of employees working under a temporary contract	Not consolidated	2.7%
Employment	Average seniority of employees (years)	22	21.5
Employment	Average age of employees (years)	Not consolidated	44.8
Employment	Percentage of women in executive positions	7	8.2
Employment	Percentage of women in the total Group workforce	10	10
Employment	Percentage of disabled persons in the total Group workforce	4.2	4.2
Employment	Percentage of employees with flexible working hours	12	12
Training and mobility	Training (number of hours per employee per year)	30.6	39.6
Remuneration	Percentage of the workforce having a financial interest in the company's results	50	58.6
Remuneration	Percentage of the workforce undergoing a yearly performance evaluation (interview etc.)	35	37.6
Remuneration	Percentage of managers undergoing a yearly performance evaluation	77	82

	indicators	2002	2003
Principle 6 - Innovation for value creation and support of Sustainable Development (page 113)			
Innovation	Arcelor gross research expenditure (€M)	153	142
Innovation	Global research efforts by Arcelor + partners in joint projects (€M)	-	194
Innovation	Proportion of R&D devoted to the environment (%)	-	38
Principle 7 - Corporate governance (page 116)			
Corporate governance	Number of meetings of Board of Directors	5	8
Corporate governance	Average attendance of members at Board meetings (%)	90.6	87
Corporate governance	Number of Audit Committee meetings	5	8
Corporate governance	Average attendance of members of Audit Committee (%)	100	97
Corporate governance	Number of Appointments and Remuneration Committee meetings	4	6
Corporate governance	Average attendance of members at Appointments and Remuneration Committee meetings (%)	100	87.5
Corporate governance	Independent Board members	9 out of 15 + 3 employee representatives	9 out of 15 + 3 employee representatives
Corporate governance	Number of nationalities represented on the Board	6	6
Principle 8 - Responsible citizenship (page 117)			
Restructuring/employment	Percentage of sites benefiting from redeployment plans in case of closures or cutbacks (%)	100	100
Restructuring/employment	Percentage of partnerships with local authorities for the repair of the economic and social fabric in case of site closures (%)	100	100
Support for social projects	Budget for supporting/sponsoring social projects (€M)	8	8

Group **profitability**



Objectives

• Average pre-tax return on capital employed (ROCE) of 15 percent over the cycle
- Structural improvement of profitability
- Strict control of investment
- Reduction in working capital requirement

• Debt reduction
- Gearing below 50 percent on average over the cycle

• Achieve ambitious gains from synergies
- 300 € million/year at end 2003

- 700 € million/year at end 2006

Improve financial performance

Profitability is one of the vectors of Arcelor's strategy. Indeed, without financial performance, Arcelor cannot implement its Sustainable Development. This vector includes profitability (ROCE), debt reduction, efficiency savings and synergy targets.

Arcelor's results in 2003 grew significantly in spite of the difficult economic environment in Europe. This performance went hand in hand with a net debt reduction of 1.5 billion euros, enabling the Group to achieve its objectives and opening up new growth opportunities. This positive development is based on synergies of 405 million euros, more than 100 million euros above target, a policy of stable margins, and investments and joint investments in several emerging markets.

Health & safety and risk management

Objectives

• Prevention and control of major risks
- Full implementation of Seveso directives
- Absolute safety of plants, processes and products
• Significant reduction in the frequency and severity of workplace accidents
- Zero serious accidents/fatal accidents
- LTA frequency (lost-time accidents per million hours worked) < 5
- Accident severity rate (number of workdays lost to accidents per thousand hours worked) < 0.30
• Total safety of products in use

Significant improvement in safety results

The year 2003 saw a significant improvement in the Group's safety indicators. The frequency rate of accidents dropped nearly 40% between 2002 (9) and 2003 (5.5) and the severity rate dropped to 0.38 (down 13% from 2002). After a difficult year in 2002 with regard to fatal accidents (11 Arcelor employees and 13 subcontractor employees), a very significant drop occurred in 2003 (5 Arcelor employees and 6 subcontractor employees). However, this number of fatalities is still too high and efforts are underway to drastically reduce this number in 2004. The goal remains "zero accidents", which has already been achieved in many Group companies.

"Safety Thursdays" to mobilise all employees

Within the framework of the health and safety policy, the Management Board decided to visit the plants as often as possible to show support for existing or new safety measures.
By going into the field, the Management Board intends to reinforce the principles of Arcelor's health and safety policy, support ongoing activities, and contribute to the promotion of the best practices in this area.
In 2003, the Management Board systematised these measures with "Safety Thursdays" and visited about fifteen plants of the Flat Carbon Steels, Long Carbon Steels, Stainless Steels and Distribution-Processing-Trading sectors, located in Belgium, France, Luxembourg, Brazil, Germany and Italy.
During his visits, Guy Dollé insisted on the exchange of information and methods as well as on the transfer of best practices within Arcelor.

The GESIM challenge in France

In June 2003, 22 departments or units within Arcelor received a safety award at the annual award ceremony organised in France by the Steel and Mining Industries Association (GESIM). This ceremony was the culmination for 33 steel industry teams of a year of work aimed at reducing occupational accidents in their plants.
One of the success factors of the challenge is the involvement of all members of the candidate team and the various players at the plants: operators, management and members of the Health and Safety Committee (CHSCT). The methods used by each team are thus definitely participatory, with working groups being established for each action. This teamwork encourages the emergence of new ideas to promote safety, with the accent in 2003 on prevention and the responsibility that each person has individually and not just as a team.
While this French challenge does not yet have any imitators in Europe, an Italian team from Arcelor did participate in the 2003 competition.

Arcelor Health and Safety policy

Arcelor promotes the Sustainable Development of steel within the scope of the Group's broader responsibilities as an exemplary corporate citizen. Arcelor's Health and Safety policy reflects this approach and is an integral part of the long-term development of the enterprise.
This policy aims to promote the well-being of all partners:

- The well-being of people who are involved in Arcelor's activities is a key factor in the sustainable performance and successful growth of the enterprise;
- The well-being of people requires active prevention in the areas of industrial and health risks, against the backdrop of increasingly acute perception of exposure to risks;
- The well-being of people requires efficient control over organizations and materials in order to limit the impact of an accident or incident.

This concern applies not only to Arcelor personnel, but also to service providers who work at Arcelor sites, to people who live near the Group's facilities, to employees of customers who use Arcelor products, and to end users.

Arcelor is committed to being a benchmark in the areas of workplace health and safety.

This commitment is expressed through two concrete principles:

- Safety is an integral part of everyone's work, including both organizational aspects and execution.
- No other factors can take priority over the imperatives of safety.
- Safety is first and foremost the responsibility of management, but it also requires the active involvement of all personnel. The shared objective is the reduction of the risks of incidents, accidents and illness, within the scope of a commitment to achieving continuous progress.

To achieve this objective, Arcelor has defined the following concrete commitments:

1. Identify, evaluate, eliminate or minimize industrial and health risks by involving all participants during planning and implementation phases;

2. Make available to all the means and resources necessary for carrying out tasks safely and mandate all levels of management to comply;

3. Hold all employees accountable for their own safety, the safety of their colleagues and the safety of the company's facilities;

4. Give all employees or service providers the right to demand respect of safety procedures and to warn the hierarchy at all levels; insist that management create a work environment that allows everyone to exercise this right;

5. Emphasize safe behavior and enhance the personal commitment of everyone to respect health and safety rules and regulations; every Arcelor employee has a basic responsibility to ensure a safe and healthy workplace;

6. Provide training to increase knowledge of installations, processes and procedures;

7. Develop a partnership with customers regarding toxicology and eco-toxicology;

8. Ensure that all related internal and external communications are open and free;

9. Be exemplary with respect to legal and regulatory obligations.

Guy Dollé,
CEO Arcelor group

Safety Charter

When it was created in 2002, Arcelor adopted a Safety Charter to be applied throughout the Group. It covers the following four areas: Health, Safety, Industrial Safety and Product Safety, i.e. it concerns not only the employees of the Group but also the service providers at the various plants, the people residing near our facilities, the employees of the customers who use Arcelor products and the consumers.

Arcelor Contractors Safety Award for the Heckett Multiserv Group

On September 18, 2003, Guy Dollé presented Geoff Butler, CEO of the Heckett Multiserv Group, one of the main suppliers of industrial services to Arcelor, with the first "Arcelor co-contractors' Health and Safety award". This new prize will now be awarded every year to recognise the results of the best Arcelor contractor in that area. In fact, Arcelor has decided to have a single safety policy that applies both to Arcelor's own personnel and to the personnel of subcontractors because the latter represent about 25% of the workforce in the plants, but unfortunately make up too great a proportion of serious or fatal accident victims. This first Arcelor Health and Safety award is an integral part of the Group's Sustainable Development policy, of which safety is one of the priority vectors, and of the desire of Arcelor's purchasing department to integrate safety into its purchasing policy, in particular in the form of a "co-contractor safety mark".

Arcelor joins ICSI

In June 2003, Arcelor joined Total, Airbus and EDF in founding the Institute for an Industrial Safety Culture (ICSI). The ICSI works to develop and promote a culture of industrial safety at all levels to be shared with elected officials, local communities and associations. Improving the safety culture should, in the medium term, make it possible to expand the dialogue between "plant and city", both within the existing advisory bodies and within the Local Information and Coordination Committees (CLIC) that will be established around high-risk industrial plants under the French law of July 2003 relating to the prevention of technological and natural risks and to damage repair. To carry out its mission, the ICSI acts primarily through research into the technical, social and human aspects and by educating those involved with industrial safety and increasing society's awareness of these issues.



Safety certifications

Several Arcelor locations around the world have selected the issue of safety certification to complement their search for industrial excellence, which is achieved not only at the level of the maintenance and use of the production lines and the design of new processes and products, but also at the level of employee safety. This certification approach complements the commitments to safety made by the Group Management Board and the European Works Council. Examples of safety certifications obtained in 2003 include: Eurogal (Liège, Belgium) OHSAS 18001, Juiz de Fora (Belgo Mineira, Brazil) BS 8800, Vega Do Sul (Brazil) OHSAS 18001, Etxebarri (Vizcaya, Spain) OHSAS 18001.

Bilbao Health & Safety Convention

The Health and Safety Convention held in Bilbao on February 3 and 4, 2004 under the sponsorship of the European Works Council (EWC) brought together about 250 people representing the employees and managers of the Group as well as experts of the European Agency for Safety and Health at Work, suppliers and customers. This first joint meeting led to the formulation of a series of recommendations aimed at strengthening occupational health and safety.

The themes covered were:
1. prevention of occupational illness,
2. prevention strategies in respect of major industrial risks,
3. safety training policies,
4. the company and co-contractors: what prevention policies?
5. implementation of the European directive on risk assessment.

The future programmes adopted include:
1. preparation of a Health Charter as part of the "Panhealth Policy", modelled on the Arcelor Safety Charter established at the time of the Arcelor merger,
2. continued joint dialogue on safety, in the form of a monitoring body under the auspices of the EWC,
3. continue and intensify safety training efforts for all players, including managers, with the support of Arcelor University.

Deployment of the Risk Management approach

In 2002, Arcelor's Risk Management concentrated on establishing an initial top-down mapping of Arcelor's risks on the basis of interviews with members of the Group's Management Board and with those responsible for cross-disciplinary functions. An additional step was taken in 2003 because the major risks are now identified both at Group level and at Business Unit level. Actions plans have been defined and implemented for each of these levels.

Protection of the environment
and of scarce resources

Objectives

- Compliance with all legal and regulatory requirements
- ISO 14001 certification for all production facilities by end 2004
- Significant contribution to reduction of greenhouse gases (CO_2, etc.)
- Reduction of pollutant emissions and environmental nuisances (water, dust, SO_2, NO_X, etc.)
- Reduction of water consumption/raw material extraction (ore, etc.) and improvement of energy efficiency
- Promoting and encouraging recycling wherever possible

Improvements in environmental performance

Arcelor continued its efforts promoting respect for the environment and recorded improvements in general environmental performance in 2003 compared to 2002.

Environmental Charter

In its desire to promote environmental excellence within its various entities, the Arcelor group drew up an Environmental Charter. This charter places emphasis on minimising the environmental impact and nuisance generated by the production facilities, developing environmentally friendly products, and promoting transparency and environmental awareness.

Very high degree of ISO 14001 certification for the Environmental Management System

Mindful of respect for the environment and in order to encourage the adoption of a continuous improvement approach in this area, Arcelor's environmental team set a goal to obtain ISO 14001 certification for all of the Group's production and processing plants by the end of 2004. This objective was almost achieved by the end of 2003, as by this date 96% of the Group's employees worked at an ISO 14001 certified location. 77% of plants are now certified, including all the major production plants of the FCS, LCS, Stainless and DTT sectors. The remaining 23% are essentially small service units.

Arcelor Environmental Policy

Arcelor's mission is to develop, produce and sell steel in its various forms and grades, processed steel products and associated products for the benefit of its customers whilst respecting the environment, by exploiting and creating value through its intrinsic properties.

Steel is the material of choice for environmental protection. Not only it is environmental-friendly but also outperforms other materials because it is readily recycled.
Environmental excellence is promoted by the following principles, which are to be incorporated into all the Group's activities and assured by means of an environmental management system:

1. Sustainable development, providing a long-term balance between the environment, the economy and social well-being;

2. Continuous improvement in environmental performance, including a permanent concern for the surroundings and a maximum prevention of disturbances;

3. Development, improvement and application of production methods whose environmental impact is as low as is reasonably possible;

4. Development and manufacturing of products which focus on environmental performance during their use and subsequent recycling, in close collaboration with customers and suppliers;

5. Efficient use of natural resources and energy;

6. Commitment of each individual in the organization, and management in particular, to environmentally-friendly production and compliance with legislation and Arcelor's commitments;

7. Development of environmental awareness through information and training;

8. Transparent and open communication with all stakeholders concerned.

Luxembourg, February 18, 2002

Guy Dollé,
CEO Arcelor group

Significant efforts to fight CO_2 emissions

Without waiting for Kyoto, the Arcelor group has for many years pursued projects to improve the iron ore-based steelmaking process in order to reduce CO_2 emissions. Thanks to these important efforts, the emission reductions largely exceeded the global goals set by the political authorities. For example, Arcelor reduced its CO_2 emissions by 18% in absolute value and by 23% per ton of raw steel between 1990 and 2002, while Europe, within the framework of the Kyoto Protocol, committed to reduce its emissions by 8% between 1990 and 2008.

Within the framework of Eurofer and together with other European steel producers, Arcelor has actively participated in the discussions on the proposed European directive regarding the allocation and trading of greenhouse gas emission rights pursuant to the Kyoto Protocol. Despite these improvements, the final version of this directive still poses many problems for the steel industry. It will distort competition not only between materials (certain materials would be exempted by the directive in the short term), but also between European steel producers and, in particular, with regard to companies producing steel in countries that refused to ratify Kyoto (USA and Russia in particular). This is the reason the Arcelor group decided to lodge an appeal with the European Court of Justice on January 15, 2004. At the same time, the Group negotiated, on a country-by-country basis, improved emission rights that permit not only safeguard the production needs at each facility but also contribute, through voluntary commitments, to the national plans to reduce greenhouse gases.

Thus in France, since 1990, Usinor/Arcelor group has undertaken a number of initiatives that have reduced CO_2 emissions and that can be qualified as very farsighted actions. The actual numbers, as well as any future use thereof, form part of the current recommendations issued by AERES (Association of Companies for the Reduction of Greenhouse Gases). Evaluated in accordance with these principles, CO_2 emissions amounted to 46 million tonnes for the period 1990-2002, while the production of crude steel actually increased by about 13% and specific CO_2 emissions (emissions per ton of steel produced) declined 22%.

In Luxembourg, the changeover from the blast furnace process to the electric furnace process enabled a 92% reduction in CO_2 emissions between 1990 and 2002.

The control of greenhouse gas emissions is thus a key commitment for the Group in all countries in which it operates. In France, Arcelor signed voluntary CO_2 reduction agreements for the periods 2003-2004 and 2005-2007. A similar approach was pursued in other European countries where the Arcelor group has large steel production facilities. In Belgium, Sidmar and ALZ, together with other large industrial energy users, undertook to make the production plants energy efficient by 2012 and to reach levels of performance that are equal to the best practices in this area. This benchmarking of best practices will be carried out by a special commission that includes the Flemish Government, the industry itself, and an independent oversight entity. Improving energy efficiency will result in a reduction of specific CO_2 emissions.

The future of the steel industry will depend on its ability to upgrade its processes, particularly the process of producing iron from ore, in order to significantly reduce CO_2 emissions and meet society's expectations by 2030-2050. At the end of 2001, Arcelor took the initiative to launch studies for an ambitious project to develop breakthrough technologies (ULCOS, ultra-low CO_2 steelmaking process) in cooperation with four other steel groups (Nippon Steel, ThyssenKrupp Stahl, Corus and Posco). This project is coordinated by the International Iron and Steel Institute (IISI) and is based on regional initiatives. In Europe, Arcelor is leading the ULCOS project (Ultra Low CO_2 Steelmaking) which will evaluate all possible techniques such as the recycling of gases within the blast furnace, the use of hydrogen, biomass, and technologies for separating and storing CO_2 in suitable geological structures.

The ULCOS programme is part of a multidisciplinary research platform co-financed by the innovation programmes of the European Commission on the initiative of Commissioner Philippe Busquin.

Implementation of a monitoring plan

In order to standardise the environmental parameters monitored by the various Arcelor sites and the frequency of measurement, a monitoring plan was set up for all Arcelor sectors. This plan defines the air and water parameters that need to be measured for each production facility.
To optimise the collection and tracking of the environmental performance indicators, Arcelor has installed a single environmental information system that promotes both quarterly reporting and the identification of best practices within the Group.

The results for 2003 have been estimated on the basis of data provided by the integrated plants, which make up the dominant portion of the total results of the Group and account for more than 90% of the dust, SO_2, NO_x and CO_2 emissions and 80% of discharges into the water. The performances for the other plants are estimated by extrapolating the results for 2002.

Air pollution has remained unchanged for both ducted dust and acid emissions, with nitrous oxides even showing a slight increase. These results show the difficulty of achieving additional reductions in emissions after a decade of progress that saw a decrease in sulphur oxide emissions of about 60%.

Recovery of by-products

By-products, although often classified in regulations as waste, are managed by Arcelor as products, using a rigorous system of quality management, and are already recovered at a rate close to 95%. They are used in the manufacture of products as diverse as cement and concrete, fertilisers and agricultural additives, roads, dykes, mineral wool for insulation, glass, ceramics, pigments, magnets, plastics such as polystyrene, electrodes for the aluminium industry or electric steelmaking, and cosmetics. Some are simply recycled by Arcelor into hot metal or steel.

Arcelor has set up a new organisation to stimulate synergies and intensify the sharing of the best practices for by-product management by all its production units. Finally, a plan for reducing non-recovered residues has been developed by the production sites that exceed 50 kg/t in non-reused residues. The project to reduce non-recovered residues includes a definition of the residues and the current development of a unique thesaurus covering residues for all entities of the Group.

PRIMUS® pilot project

Launched in February 2003, this process developed by Paul Wurth in cooperation with ProfilARBED, is a new promising process for complete waste recycling (electric furnace dust and oily sludge). It allows the recycling of iron and non-ferrous metals such as zinc in an economical and environmentally friendly way.
This process is designed to treat all by-products that have a certain concentration of metals in order to recycle them within their respective production lines.
The process takes place in a stacked furnace in which coal is used as a reducing agent and energy source. It was designed to reduce, in the first stage, the iron oxides and extract the heavy metals contained in the by-products in order to recycle them in the steel production and, in the second stage, to melt the iron with inert materials for the production of hot metal and slag. This process does not generate any waste products.

Examples of environmental investments in 2003

- **Spain:** biological treatment station to treat waste water from the coking plants at Avilés and Gijón.
- **France:** increase in the dust removal capacity of the Fos sinter plant main chimney.
- **Belgium:** secondary dust removal in the converters at Sidmar and dust removal at the furnace discharge end in the coking plant at Seraing.
- **Brazil:** installation of a new dust removal system in the electric furnace at Belgo Mineira Piracicaba.
- **Germany:** replacement of the electro-filter for secondary dust removal by a bag filter in the StahlWerke Bremen sinter plant. The StahlWerke Bremen cold-rolling mill changed its pickling to hydrochloric acid pickling with acid regeneration.

Environmental awards

In December 2003, Sidmar (Belgium) received an award from the *Institut Belgo-Luxembourgeois des Réviseurs d'Entreprise* (Belgo-Luxembourg Auditors' Association) for the best environmental report.

Dialogue with all stakeholders

Objectives

Establishment of close, transparent dialogue at all levels of the Group

• Employee representatives on Board of Directors
• European Works Council and local committees
• Annual conference of Group managers
• Dialogue between all line managers and their teams at least once per month
• Individual interviews for all staff (target: 100 percent coverage by 2005)
• Exchange of information with external partners
• Regular exchanges with a range of constituencies (government, local committees, NGOs, etc.)

Progress achieved in the dialogue with all stakeholders

The importance of the dialogue with all of Arcelor's stakeholders is expressed by the "4P" approach to Sustainable Development: along with the trio of "People-Planet-Profit", Arcelor has added the P for "Partnership" to show the importance given to a permanent and constructive exchange of ideas with all of the Group's stakeholders. Several initiatives were taken in 2003 to strengthen this dialogue.

Dialogue with employees

European Works Council

Arcelor believes that social dialogue at the highest level is a key element for success. Thus, the Group decided to create an information and consultation office at the transnational level that includes employee representatives as well as Management. Thus, Arcelor's European Works Council was born in May 2002, only a few weeks after the creation of the Group. Its primary mission is to establish corporate dialogue based on openness, truth and a forward-looking attitude in order to strengthen the solidarity and cohesion needed by Arcelor to meet the new challenges for the Group.
To help them to fully exercise their role as a force for consultation and cooperation, the members of the European Works Council underwent two days of special training in the areas of comparative labour law and intercultural management. Four consultation and information processes were launched in 2003, followed by opinions on the major restructuring and divestment projects in the Group. These processes are based on an overall strategy to ensure complete understanding and proper preparation of the assistance measures required as part of our socially responsible restructuring policy.
Five joint working groups (managers and employee representatives) worked on questions of health and safety during 2003 (prevention of occupational illnesses; organisation of prevention of major industrial risks; policies on safety training implemented by the European directive on risk evaluation; subcontractors and prevention policies) and prepared the health and safety convention held in Bilbao in February 2004 (see Health & safety and risk management on page 99).

On February 13, 2003 the Commission of the European Union declared before the European Parliament that the agreement setting up Arcelor's European Works Council was "considered by many as ahead of its time and very effective". The EWC has launched a process to evaluate its operations that will be completed in mid-2004, and is intended to improve its efficacy.

Dialogue at all production sites

In a desire to respect the local social traditions, Arcelor is conducting local dialogue with employee representatives at business unit and plant levels. This dialogue acquires special importance during industrial changes. Since the Group's strategic decisions will produce several major changes in respect of employment, this dialogue has been intensified in line with local legislation and specific local requirements. The objective in each case has been to provide assistance to all employees affected by the necessary industrial changes.

Employee satisfaction survey

In October 2003, Arcelor launched an extensive satisfaction survey of middle management in the Group. 5,044 people were interviewed in Europe.

The results reveal overwhelming identification with Arcelor's strategy (97% of the managers think that the merger was necessary and 91% of the managers remain optimistic about Arcelor's future). The results generally confirm the success of the integration process (work motivation is very strong, around 89%). This survey also highlighted certain points in the area of management, leadership and interpersonal communication that deserve special attention. The executives concerned with these questions will follow up on this issue in 2004.

This survey will be expanded, repeated every two years, and supplemented by more specific surveys in each sector or region.

Customer dialogue

On the basis of the characteristics of the businesses and markets, Arcelor maintains preferred-customer relationships with its customers to create for them a "win-win" situation. Listening to customers and their concerns in particular allowed Arcelor to concentrate its research efforts on providing steel solutions that truly meet their expectations. Product recycling, energy savings and the protection of the environment among others were specifically integrated into the work of the sales and research teams.

With this in mind, on **January 20, 2004** Arcelor brought together 250 of its most important customers in the *Cité des Sciences* in Paris as part of the CLIMAX trade show. In addition to the traditional themes of such a show, the issue of Sustainable Development was extensively covered with Mr J. M. Jancovici, an international expert.

Dialogue with local communities

Arcelor plants are intensifying contacts with the local communities adjacent to the sites, both to solve any possible environmental nuisance and to make them aware of the initiatives undertaken to reduce such problems.

Open-door policy

Arcelor plants frequently host visitors during special open days, whether people from the local community, employees' families, or schoolchildren from nearby schools. The Sollac Méditerranée plant in Fos-sur-Mer hosted more than 10,000 visitors in 2003. These meetings, which encourage the exchange of views with site management, also allow Arcelor to make the public aware of global issues such as respect for the environment and safety.

For this purpose, some Arcelor plants are beginning to establish Sustainable Development spaces.

Neighbourhood survey

All Arcelor plants serve as spokespersons for Sustainable Development on behalf of the Group. Their involvement in the local community is of prime importance and is based on good neighbourly relations. The plants manage their contacts with the surrounding population, meeting their needs and engaging in a dialogue about how best to reduce any environmental nuisance. In addition to image surveys conducted by almost all Group plants, some plants partner with other companies in their industrial complex to organise exchanges of ideas with neighbours and local communities (for example, the Aceralia Gijón and Avilés plants in Spain in partnership with DuPont).

Acesita earns the "Minas Ecologia 2003" prize awarded by an independent NGO for environmental education projects.

The environmental NGO based in Minas Gerais, "Associação Mineira de Defesa do Meio Ambiente" (AMDA) awarded Acesita its "Prémio Minas Ecologia 2003" prize in the "Environmental Education" category, thus recognising the company's efforts to raise the awareness of environmental issues among the population of Timóteo, where the Acesita plant is located, and the surrounding "Steel Valley" region.

Dialogue with society

Arcelor participated in the preparation of the Luxembourg Sustainable Development Charter

In 2003, Arcelor, the largest industrial group in Luxembourg and also the leading employer in the country, was closely associated with the preparation of the National Sustainable Development Charter drawn up on the initiative of the Union of Luxembourg Enterprises. This charter falls within the scope of the National Sustainable Development Plan (PNDD) adopted by the Governing Council in April 1999 and confirmed by the current Government. The PNDD is aimed at guiding the executive branch in implementing the synergies of the three driving forces of Sustainable Development: economic efficiency, social solidarity, and environmental protection.

Arcelor promotes Sustainable Development

Arcelor participated throughout 2003 in various work groups and taskforces at the industry, national and international level in order to progress the issue of Sustainable Development: IISI (International Iron and Steel Institute), EU-Japan Centre for Industrial Cooperation, AFEP (*Association française des entreprises privées*), Entreprise & Environnement and MEDEF in France, Agoria in Belgium etc.

Made of Steel

Within the framework of the European Made of Steel campaign (www.made-of-steel.com), Arcelor supported numerous educational events, stressing such notions as respect for the environment, recycling and the durability of steel as well as safety. This multi-media campaign (press media, television spots, roadshows) reached a very large proportion of the public in Belgium, Spain, France, Germany, Austria and Luxembourg.

Skills development

Objectives

- To support employee development programs
- Two days of training per year for every employee
- Training to foster multi-skilling and versatility
- Training/development of managers and supervisors (Arcelor University)
- To build on shared core values (delivering quality to customers; efficiency and profitability; partnership, dialogue and openness; respect for people and the environment; ethical approach to business)
- To develop a fundamentally people-centered and efficient approach to relationships within the business (fewer levels of management, teamwork, quality circles, etc.)

Human Resources at Arcelor

The management of Human Resources at Arcelor is based on two key principles: **subsidiarity** (act locally wherever possible; act globally where necessary) and **effectiveness** (Human Resource management is structured to contribute to the overall performance of the company, both economic and social).
Human Resource management operates within the framework defined by the company's Principles of Responsibility; it is monitored through local and global indicators, a selection of which is presented on page 96. The relevance and effectiveness of the Human Resource management policy are measured both by the operational managers and by specific tools such as the social surveys established in both Europe (see dialogue with all stakeholders on page 108) and Brazil.



Development of individual interviews

The Group Human Resource policy conducted by Arcelor companies matches skills and positions within the Group. This requires an extensive dialogue between managers and their team members, and the development of individual interviews, which become an important opportunity to assess past performance, define future objectives in line with the objectives of the unit, and to discuss the professional future of the employee. In 2003, the Group initiated the first 360° evaluation programmes, which will be extended to all Arcelor divisions in 2004.
The individual meeting assumes its full importance within a policy of forward management of jobs and skills conducted at all levels and for all employees. This forward planning is a necessary requirement for controlled management of current and future restructurings.

Development of expertise

Innovative managerial training courses at Arcelor University combine face-to-face knowledge acquisition and the use of distance learning tools to complete projects in real time, in the field, with quantified economic objectives. Arcelor University offers the resources to develop the managerial and technical skills of managers and technicians at Arcelor: thus, in 2003, 700 managerial employees participated in various training programmes. In order to improve continuously the quality of the training offered, every session is evaluated by the participants and their superiors.

The process of identifying and grooming high achievers among middle management is conducted in the Business Units and the Sectors, while special efforts have been made to improve the leadership skills of all Arcelor managers. These skills are necessary to deal with current changes, but also to improve the organisational flexibility of all components of the company (plants, of course, but also sales forces and back-office functions).

Remuneration

The remuneration policy is designed to reward performance as well as the competence of line staff. For managers, this policy is aligned with the Management by Objectives project, which involves all of the Group's top-level managers. In the MBO programme, managerial personnel are henceforth evaluated with respect to financial performance, but also based on criteria relating to results obtained in terms of occupational safety, environmental protection and the level of satisfaction of their team members. Compensation is only one aspect of a global compensation and benefits policy.

Sharing best practices

The sharing of best practices is one of the requirements for Arcelor's overall performance. The networking of managers through shared training and the conduct of shared projects is an effective response. International mobility, in particular short stays (3 to 6 months) for practical projects gives the Group's managers the opportunity to develop an operational network and to increase the exchange of best practices for the better integration of Arcelor.

Belgo Mineira is among the "Hundred best enterprises to work for", according to a survey carried out in South America by Exame

Belgo Mineira, the Brazilian subsidiary of Arcelor, has been congratulated on its results in the area of remuneration policies, professional development, work-life balance, the quality of work climate and environment, as well as for its civic actions for the families of its employees and the local communities near its plants.

Innovation and Quality

Objectives

• Develop know-how across the Group
- Product enhancement in partnership with customers
- Transfer of best practices
- Continuous improvement plans

• Leveraging of synergies to enhance research and development efficiency

• Development of programs in line with the strategic priorities of business sectors and Arcelor's sustainable development strategy

• Broader access to external sources of research funding
- Joint industry studies on a non-competitive basis
- Partnerships with universities and research institutes
- Public-private joint ventures

R&D development

The Flat Carbon Sector came out of the merger with eleven research and development laboratories and took the decision to consolidate their activities into four Research Centres. The new organisation is in place; the related transfers are under way. Three multi-disciplinary centres are focused on the major markets: Automobile, Industry and Packaging. The fourth centre is devoted to optimising industrial processes. The R&D portfolio is now largely defined and managed at Sector and Business Unit levels, which ensures that objectives and research projects are developed in line with the industrial and sales strategy over all Arcelor markets.

A European Steel technology platform has been formed with Arcelor's partners and will be launched in 2004. The Group is now able to offer the same range of innovative products and services anywhere in the world to meet the demand of its global customers. To achieve these objectives, the Group relies on research into continuous improvements to its products and services offer, on a multi-market, multi-process and multi-product approach, and on outside cooperation programmes such as the Alliance with Nippon Steel. Finally, Arcelor has adopted a new signature, "Steel solutions for a better world", which is testimony to the Group's desire to continually innovate and offer new steel applications that benefit both the environment and the safety and well-being of users (see "Steel solutions for a better world: Arcelor's steel solutions" on page 119).
The reduction in 2003/2002 expenditure is due to the synergies generated by the merger and to improvements in productivity. The expenses of the local laboratories providing technical product support to the plants are not accounted for as of 2003; the 2002 figure has been restated. These expenses are approximately 10 million euros.

Arcelor has set up a new Scientific Council

The mission of this Scientific Council, composed of international experts recognised in their fields, is to give the Group's Management an independent opinion on the following:
- R&D programmes and the organisation of research;
- the areas of scientific expertise required by Arcelor and Arcelor's positioning in these areas;
- scientific and technological developments and the major consequences for Arcelor's products and processes.

The Advisory Board meets five times a year and delivers an opinion on major issues, such as the optimisation of Arcelor's expertise in surfaces, the problem of "green" products, projects to cut CO_2 emissions, and others.



Scientific Council

Chairman:
- Marcel Crochet, Rector of the *Université Catholique de Louvain la Neuve* (UCL) (Belgium).

Members:
- Professor Pedro Albertos, *Universidad Politécnica de Valencia* (Spain).
- Professor Paul Van Houtte, *Katholieke Universiteit Leuven* (KUL) (Belgium).
- Professor Otto-Diedrich Hennemann, *Fraunhofer Institut* in Bremen (Germany).
- Professor Michel Rappaz, *École Polytechnique Fédérale de Lausanne* (Switzerland).
- Professor Yves Brechet, *Institut National Polytechnique de Grenoble* (France).
- Germain Sanz, former Director of R&D at Arcelor, Vice-President of the *Académie des Technologies* (France).
- Jef Roos, former Deputy Senior Executive Vice-President of Arcelor's stainless steel sector, Professor emeritus of the *Katholieke Universiteit Leuven* (KUL) (Belgium).

Also participating in the Advisory Board meetings are:
- Jerôme Granboulan, Director of Innovation at Arcelor.
- François Mudry, Global Strategic Alliance with Nippon Steel, Tokyo, Secretary of the Arcelor Scientific Council.
- Jean-Hubert Schmitt, expert in metallurgy, deputy to the above.

A Group innovation policy that promotes safety and benefits the environment

We estimate that 38% of all research effort goes into the protection of environment, either directly through the reduction in energy consumption, raw materials and waste products, especially greenhouse gases, and through the development of products that comply with future environmental standards; or indirectly by developing products that meet the Sustainable Development needs of our customers, such as very high strength steels that increase the safety of automobiles and, because they are lighter, contribute to the reduction of CO_2 emissions per vehicle, and steel products with functionalities that allow customers to eliminate certain process operations (for example, steel with organic coating).

At the product level, R&D has been involved in a number of applications for steel solutions.
In the **automotive area**, the accent has been placed on customer support to facilitate the use of very high strength steels developed by Arcelor. These new specialties enable significant weight reduction, thereby contributing to a direct reduction in pollutant exhaust emissions and they also enable enhanced passenger safety in these vehicles.

In **domestic electrical appliances and general industry**, Arcelor put the emphasis on the development of green products and products that facilitate processing which, by virtue of their surface treatment for example, offer the Group's customers the ability to eliminate the degreasing operation prior to enamelling.

As far as the **building and construction** market is concerned, research work focused on the production of prototypes to demonstrate the performance of various structural systems for "energy efficient" buildings, such as ventilated double roofs, and on weight reduction in products such as beams, sheet piling etc.

Finally, with regard to **packaging**, Arcelor continued to revamp its offer in 2003 through the expansion of the new range of steels with high mechanical properties and high ductility, making it possible to decrease the thickness and thus the weight of the packaging, while offering enhanced processing characteristics.
The ability to recycle steel indefinitely is also an advantage that has been emphasised in all these applications.

At the process level, R&D efforts involved the optimisation of the production facilities with activities aimed at reducing pollutant emissions (CO_2, VOC, dust collection) and at improving energy yield and consumption.

Total quality and TQM

All Arcelor plants are under total quality management and are ISO 9001 certified. Quality is part of everyday life in every plant, through the setting of goals in Annual Development Plans (ADP) (such as customer satisfaction, compliance with production schedules, etc.). Quality control is participative and depends on everyone's involvement and internalisation of the quality methods. In spite of the very high level of quality, Arcelor continues to introduce new methods, thereby stimulating its continuous improvement programme.

TPM/JIPM is the method adopted by the Arcelor group to promote industrial excellence in terms of reliability, customer satisfaction and safety. This method is fully in line with Arcelor's desire to integrate a dynamic of Sustainable Development: TPM creates a sense of belonging and social cohesion within organisations, it ensures regularity of service and better quality for customers, it improves yields, reduces logistics and maintenance costs and minimises the impact of the production process on the environment.
On May 15 and 16, 2003, 220 participants from Germany, Italy, Spain, Luxembourg, Belgium and France attended the 8th Convention for Industrial Excellence in Fos-sur-Mer (France). The convention was an opportunity to share the experiences of the most advanced plants and to establish strong ties between Arcelor's sectors and plants.

Quality management and continuous progress were also highlighted during numerous events held throughout the Arcelor group. For example, the 4th Qualitatis event, held on September 20, 2003, the celebration of continuous improvement by the Flat Carbon Sector's Wallonia Business Unit, was an opportunity to welcome over 4,500 visitors, introducing them to the Group's customers by means of 4 dedicated stands, and to award several prizes for team projects, notably in the area of customer satisfaction and quality.

Corporate governance

Objectives

• Establishment of management bodies to promote transparency and professionalism
- Audit Committee
- Appointments and Compensation Committee

• Clear definition of principles of legal representation for undertakings by the Group and its business units (mandatory two-signature system, up-to-date table of authorized signatories for parent company/business unit undertakings, legal stamp for all contracts, etc.)

• Compliance with international corporate governance recommendations

Arcelor and the corporate governance principles

In its desire to comply with the principles of good corporate governance, Arcelor is continuing its efforts to make its published information more transparent and improve its quality. The Group is now including in its annual report a report entitled "Corporate Governance and Internal Control Procedures Report by the Chairman of the Board of Directors" (see page 20). Information provided about the members of the Board of Directors and the remuneration of the Chairman and the Management Board is now more detailed, including a substantial chapter devoted to internal control procedures.



Responsible citizenship

Objectives

- Fostering of a climate of respect for the Group's developing multicultural nature
  - Respect for the cultures of individual countries
  - Encouragement of active involvement in social projects
- Development of retraining programs and industrial redevelopment of sites following plant closures
- Deployment of targeted support and sponsorship programs at local, national and international level
- Enabling access to plants as part of a commitment to transparency

Principal achievements in 2003

In 2003, Arcelor reinforced its approach as a good corporate citizen in various areas. The Principles of Responsibility have been adopted for the entire Group and widely distributed among the 98,000 employees.

The announcement of industrial transfers was accompanied by very clear commitments to take responsible social and environmental measures.

Arcelor signed off on the nine Principles of the United Nations Global Compact and encouraged its business partners to do likewise (see page 121).

Restructuring measures

The implementation of the strategic orientations of the Group following the creation of Arcelor involves industrial changes in several plants in order to be better able to meet the needs of the market and to ensure profitability for the medium term. In the tradition of Arcelor's founders, the announcement of these industrial changes was accompanied by an in-depth dialogue with the organisations representing the employees, the political authorities and all other affected bodies. Arcelor's commitment to make these changes concurrently with socially and environmentally responsible remedial actions was clearly stated at all times. A social plan was negotiated at each plant with the representatives of the employees, and Arcelor undertook to assist in the reindustrialisation of the affected area. Arcelor has made use of specialist expertise in this field, for example SODIE in France and Belgium for the social aspects or BAIL Industrie for managing the real estate and environmental aspects.



Sponsorship

Every year, the various entities of the Arcelor group spend more than 8 million euros on sponsorship. These multi-facetted initiatives, in which the employees manage the project, involve cultural, educational, sports or humanitarian sponsorship. Every plant manages its own sponsorships and community involvement for improved performance and commitment.

At Group level, Arcelor renewed the support that Usinor had provided to the France *Greffe de Moëlle* bone marrow transplant association since 1987.

The France *Greffe de Moëlle* association, the Luxembourg Red Cross, the Belgo and Acesita foundations in Brazil or Prince of Asturias in Spain, the *Festival des Flandres*, the Luxembourg Philharmonic Orchestra and several sports clubs are only some of the beneficiaries of the support provided by Arcelor or its entities. By their actions and the strong commitment on the part of their employees, the companies of the Group bear testimony to their involvement in community affairs.

Vega do Sul (Brazil) receives the "Expressão de Ecologia" (Ecological Expression) award

On November 25, 2003, Vega do Sul received the 11th *Expressão de Ecologia* award in the Environmental Education – Private Enterprise category, with the presentation of the case study: "Vega do Sul's concern for the environment begins in school". The prizewinning work recounts the 3 scholastic contests held since 2001 at all schools in the community of São Francisco do Sul on different environmental themes: "Not everything is waste", "We will protect the environment", and in 2003 "Water, the future in our hands". The 2003 contest included the participation of 29 schools and the presentation of 61 essays. The Expressão de Ecologia prize also recognised the launch by Vega do Sul of a professional short course on the environment for 50 teachers of 3 neighbouring communities close to the site (São Francisco do Sul, Araquari and Barra do Sul) and the agreement signed with *Casa Familiar do Mar* for the operation of the Vega nursery plantation and the replanting of vegetation at the company's Natural Habitat Preserve.

Steel solutions for a better world:
Arcelor's steel solutions

Arcelor steel is a product that does its share for Sustainable Development: **Steel solutions for a better world**.

Steel solutions...
Offering "steel solutions" means developing a set of services complementary to our products to better meet the expectations of our customers with whom we *work as partners in a true win-win relationship*.

...For a better world
The environmental impact of the steel solutions that we offer to our customers is under our control (recyclability, durability, weight reduction, robustness). The same goes for the production methods implemented by the various entities of the Group. The way we operate must also guarantee our economic survival and the quality working conditions enjoyed by our employees. By promoting steel, Arcelor's goal is also to *improve living conditions* worldwide. Steel, because of its qualities of strength and versatility, offers a more pleasant living environment and *improves everyday safety.*

Steel is the most recycled material in the world. Recovered steel can be recycled indefinitely.

Steel solutions in construction

Steel does not emit any hazardous volatile or allergenic substances. Construction steel does not have its own electrical or magnetic fields. The impact of steel beams on magnetic fields in a building is insignificant as far as any dangerous effects on humans or animals are concerned.

Steel offers strong added value in terms of respect for the environment; it makes it possible to:
• reduce the quantity of construction materials and freight volumes thanks to the structural weight reductions;
• reduce construction time by the use of prefabrication;
• reduce building site waste by virtue of "dry" assembly;
• design for disassembly and reuse of structural components;
• recycle and extract materials from the waste chain.

Steel lends buildings aesthetic appeal and versatility: it makes it possible to:
• dimension slender supporting elements, thus increasing the usable floor area of the building;
• design flexible, boldly innovative and exceptional structures.

Steel solutions for the automotive industry

Steel is the most widely used material in the automotive industry (flat steels represent 40% of the weight of the vehicle and 98% of the body in white). It exhibits significantly improved properties in terms of safety, respect for the environment (because it can be recycled) and physical and plastic properties.

Safety: The increasingly rigorous crash test standards require a spectacular increase in the energy absorbed. To rise to the challenge, stronger materials are needed. Steel now exceeds tensile strengths in the order of 100kg/ mm^2. Very high-tensile steel products today represent more than 30% of the steel in the body-in-white. Arcelor contributes daily to improved vehicle safety; the very high yield or very high strength steels offered by the Group are recognised by vehicle manufacturers as contributing actively to the most stringent "crash test" peformances.

Environment: Steel production requires less energy than that of any other material. The properties of steel are such that it is a non-toxic metal that can be recycled easily and indefinitely by virtue of its magnetic properties. The increased use of very high strength steel and of new generations of steel enables weight reduction in the body-in-white of between 25 and 50%.

Cost: Steel is the material with the best cost/ performance ratio. At an average price of 0.50 euro/kg it is possible to achieve substantial weight reductions (up to 30%) at equivalent cost, while the weight reduction solutions offered by other materials generate additional costs in the order of 3.00 euros per kilogram of weight saved.

Durability: Manufacturers are now able to offer warranties of up to 30 years thanks to the coated steel products currently available on the market. Currently the customary warranty is 12 years.

Steel is constantly evolving: Nearly 30 qualities of different steel products can be specified for a body in white depending on the desired performance. 60% of the steel products on the market today did not exist 5 years ago.

Steel solutions in packaging

Safety: Steel packaging offers excellent protection for the products it contains, be they canned products, beverages, baby milk powder, coffee... or any other product. Its strength makes it an indispensable packaging for any type of product, its robustness allows it to absorb shocks, its imperviousness to light, gas and micro-organisms prevents any kind of degradation of the contents for a long period of time, and finally its durability makes it completely safe for consumers.

Environment: The magnetic properties of steel facilitate recycling whatever the processing of used packaging: selective sorting, composting, incineration. Cans have become significantly lighter in the last ten years, representing a reduction in material at the source. Finally, steel can be and is recycled to become a new steel product.

Steel solutions in household appliances

Steel products, aside from their intrinsic qualities in terms of cost reduction in the finished product, their aesthetic and acoustic properties, their ease of use and energy savings, are also environmentally friendly. The European WEEE directives, which will come into force in 2006 and concern the recycling of electronic and electrical devices, constitute a tremendous opportunity for promoting the economic and ecological interests of steel use in the design of household appliances thanks to the ability to recycle steel material indefinitely.

Arcelor and the **Global Compact**

On September 3, 2003, Guy Dollé, Chairman of the Arcelor Management Board, confirmed to Kofi Annan, Secretary General of the UN, Arcelor's adherence to the United Nations Global Compact, thereby joining more than 1,250 companies worldwide who have also subscribed to it.
The **Global Compact** (www.unglobalcompact.org), launched in 2000 by the UN Secretary General, is intended to ensure that a set of fundamental values relating to the Universal Declaration of Human Rights, international labour standards and the protection of the environment play a larger role in corporate practices.

Companies that adhere to the Compact undertake to individually apply the 9 principles of the Global Compact (see frame) and promote its diffusion to their various stakeholders.

Human Rights
Principle 1: Businesses should support and respect the protection of internationally proclaimed human rights within their sphere of influence; and
Principle 2: make sure that they are not complicit in human rights abuses.

Labour Standards
Principle 3: Businesses should uphold the freedom of association and the effective recognition of the right to collective bargaining;
Principle 4: the elimination of all forms of forced and compulsory labour;
Principle 5: the effective abolition of child labour; and
Principle 6: eliminate discrimination in respect of employment and occupation.

Environment
Principle 7: Businesses should support a precautionary approach to environmental challenges;
Principle 8: undertake initiatives to promote greater environmental responsibility; and
Principle 9: encourage the development and diffusion of environmentally friendly technologies.

Belgo Mineira in Brazil and Usinor in France had already in the past voiced their support for this initiative taken by Kofi Annan and the United Nations. With Arcelor's membership, it is up to each Arcelor employee to share and reflect these concerns in all activities and throughout the entire Group.
Arcelor's Sustainable Development strategy, approved by the Group's Management, is fully in accordance with the 9 principles of the Global Compact. Arcelor Sustainable Development eight principles indicate Arcelor's desire to ensure the coherence of our economic (Profit), social (People) and environmental (Planet) strategies for the better good of our Partners.

Another dimension of the commitment to the Global Compact is the promotion of these principles to the partners of companies that have subscribed to it. The Arcelor purchasing department has incorporated a series of basic conditions that the Group will in future impose on its suppliers with regard to respect for human rights, labour standards and environmental protection. The "Sustainable Purchasing" programme is designed to evaluate suppliers through a scorecard showing compliance with each and every commitment and value propounded by Arcelor.

By adhering to the Global Compact of the United Nations, the Arcelor group is entering into a new phase. The group intends not only to reaffirm its international position as a world leader of its industry, but also to position itself as a good corporate citizen aware of its responsibility toward current and future generations. It intends to contribute to Sustainable Development within the framework of its activities and society, by implementing the Group's new signature: "Arcelor: steel solutions for a better world".


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PART V

Legal Information

table of contents →

GENERAL INFORMATION ABOUT ARCELOR

Corporate name and headquarters

Corporate name: Arcelor
Corporate offices and principal establishment:
19, avenue de la Liberté, L-2930, Luxembourg
Grand Duchy of Luxembourg

Legal form

Arcelor S.A. is a "*Societé Anonyme*" incorporated under Luxembourg Law. Arcelor is registered at the Luxembourg Registrar of Trade and Commerce under the number B 82454.

Incorporation date and duration

Arcelor was incorporated on June 8, 2001 for an unlimited period.

Company objective

The main objective of the Company is the manufacture, processing and distribution of steel, steel products and all other metal products, as well as all products and materials used in their manufacture, processing and distribution, and in all industrial and commercial activities directly or indirectly linked to these products; including research and the creation, acquisition, holding, use and sale of patents, trademarks, know-how and, more generally, intellectual and industrial property rights.

Consultation of legal documents relating to the issuer

The statutes of Arcelor are available for consultation at the Company headquarters, and at the Luxembourg Registrar of Trade and Commerce, the Trade Registrar of Brussels, the Trade Registrar of Paris, and in Spain at the *Comisión Nacional de los Mercados de Valores* (CNMV), the Spanish Stock Exchange and the Spanish Liaison Entity.

The financial statements, the non-consolidated financial statements and the semi-annual and quarterly financial statements published by the Company are available for consultation at the Company headquaters, where a copy may be obtained. The non-consolidated financial statements and the consolidated financial statements ar also available at the Luxembourg Registrar of Trade and Commerce, in Belgium at the National Bank of Belgium and in France at the *Autorité des marchés financiers* (AMF – Financial Markets Authority).

In Spain, these documents, as well as the half-yearly and quarterly financial data, are filed with the CNMV and the Spanish stock markets and with the Spanish liaison entity.

Financial year

The financial year has a duration of 12 months. It begins on January 1 and ends on December 31 of the same year.

LITIGATION

Arcelor's Legal Department is preparing a litigation report showing all legal litigations that are in progress for which the amounts at stake exceed 500,000 euros ("litigation report"), to be updated on a regular basis. The litigations described below are considered significant litigation for the Arcelor group.

AK Steel Corporation

The Arcelor group, through its subsidiaries Sollac S.A. and Ugine S.A., attempted in the 1990's to penetrate the North American market with an aluminised stainless steel product manufactured according to its American patent and intended for the manufacture of exhaust pipes for the automotive industry. In 1998, AK Steel Corporation and Armco Inc. sued Sollac S.A. and Ugine S.A. before the Federal Court of Ohio (United States) for patent infringement.

In 2002, the Federal Court of Ohio rendered a decision in favour of Sollac S.A. and Ugine S.A., the judges having decided that the patents used by the Arcelor subsidiaries were not only valid, but did not in any way infringe on the patents of AK Steel or Armco Inc. The lawsuit brought by these two companies was dismissed. AK Steel appealed the decision with the Federal Appeals Court of Ohio.

In 2000 Sollac S.A. and Ugine S.A., joined in 2002 by Arcelor S.A. and its subsidiaries Usinor Stainless Steel and Hague Steel Corporation, filed an antitrust action with the Federal Court of Ohio against AK Steel.

In 2002, AK Steel filed a lawsuit against Usinor for dumping based on the Antidumping Act of 1916.

Finally, following the favourable decision handed down by the Federal Court of Ohio in 2002, the parties to the action negotiated, and then signed a transactional agreement in 2003 terminating all actions in progress between AK Steel and the respective subsidiaries of Arcelor in consideration for the payment of USD 4 million to Usinor by AK Steel.

TRADE BARRIERS

Trade liberalisation has led to the creation of national trade protection instruments to control international trade. Adopted internationally through the GATT agreements, the first of which dates from 1994, the main instruments of trade protection are the anti-dumping and anti-subsidy laws (countervailing duty), the safeguard clauses and voluntary export restraint agreements.
The last few years have been characterised by a broad deployment of trade protection, particularly anti-dumping and anti-subsidy legislation adopted by a large number of countries. This background trend has been intensified by the opening of an inquiry into the safeguard clause initiated in June 2001 by the United States.
The safeguard measures permit a country to protect a domestic industry if a product is imported in increased quantities and causes or threatens to cause serious harm to the industry concerned; however, they are not meant to combat so-called unfair trading practices.
Anti-dumping duties are designed to eliminate trading practices that consist in selling a product in a foreign market at a lower price than the price charged on the domestic market. They are equal to the difference between the selling price on the domestic market and the selling price in the export market.
Anti-subsidy duties are intended to cancel the effect of the advantages that result from direct or indirect subsidies for imported products.

Anti-dumping and anti-subsidy measures

Defensive actions

(1) UNITED STATES

Flat carbon steels

Certain flat carbon steel products made by Arcelor are subject to anti-dumping and anti-subsidy duties in the United States. The products in question are as follows:

> ***Plates and heavy plates:*** In 2000, the United States instituted anti-dumping duties of 10.41% and anti-subsidy duties on imports from France (Usinor group). The anti-subsidy duties were revoked by the U.S. Department of Commerce ("DoC") in November 2003 as being incompatible with the rules of the World Trade Organisation. The anti-dumping duties are subject to yearly review. Also, every 5 years the DoC and the International Trade Commission ("ITC") must undertake a sunset review to determine whether the revocation of the anti-dumping duties and anti-subsidy duties would lead to a continuation or resurgence in dumping. This five-year review will take place in 2005.
Since 1993, the anti-dumping and anti-subsidy duties have also been applied to imports from Belgium and Spain. Thus, Cockerill Sambre is subject to anti-dumping duties of 6.75% and anti-subsidy duties of 23.15%. Imports of Aceralia group custom heavy plate are subject to anti-dumping duties of 105.61% and anti-subsidy duties of 36.86%. The five-year review (sunset review) in this case is also due in 2005.

> *Cold-rolled flat products with anticorrosion coating:* anti-dumping duties of 29.41% and anti-subsidy duties of 15.13% have been imposed on imports, particularly from France. The five-year review (sunset review) in this case is also scheduled in 2005.

legal information

> *Cold-rolled flat products:* In 2001, an anti-dumping and anti-subsidy inquiry was conducted by the U.S. authorities against the importation of these products originating in 20 countries: Argentina, Australia, Belgium, Brazil, China, France, Germany, India, Japan, Korea, Netherlands, New Zealand, Russia, South Africa, Spain, Sweden, Taiwan, Thailand, Turkey and Venezuela. The ITC finally decided that the U.S. steel industry had not suffered any harm from these imports. It therefore ended the inquiry. This decision was the subject of an appeal filed before the U.S. Court of International Trade ("CIT") by certain U.S. steel producers. This appeal is still pending. If the decision of the ITC is revoked, anti-dumping duties will be imposed on imports of cold-rolled products from the countries listed above. Imports into the U.S.A. from certain Arcelor subsidiaries could, therefore, be affected by new anti-dumping and anti-subsidy duties.

Long carbon steels

In 2002, the DoC decided to impose anti-dumping duties on the importation of certain long products originating from Luxembourg, Germany and Spain. However, the ITC specified that the U.S. steel industry had not suffered any harm from imports from these countries. Consequently, the anti-dumping inquiry opened in June 2001 was terminated. This decision was also appealed to the CIT by certain U.S. steel producers. This appeal is still pending.
If the decision of the ITC is revoked, anti-dumping duties will be imposed on the importation of certain carbon steel long products from Luxembourg, Germany and Spain.
Imports to the U.S.A. from certain Arcelor subsidiaries could, therefore, be affected by new anti-dumping and anti-subsidy duties.

Stainless steels

Certain stainless steel products made by Arcelor are subject to anti-dumping duties and anti-subsidy duties in the United States. The products affected are as follows:

> *Stainless steel flat products originating from France:* the anti-dumping duties are currently set at 2.93%. The anti-subsidy duties were revoked by the DoC in November 2003 as being incompatible with the rules of the World Trade Organisation. Exports of flat stainless steel products have been exonerated from paying anti-subsidy duties since that date.

> *Stainless steel long products originating from France:* imports into the United States of stainless steel rod and wire originating from France are subject to anti-dumping duties of 7.19%. The five-year review (sunset review) will take place in 2005.

> *Stainless steel bars:* in 2001, the DoC and the ITC opened an inquiry into the importation of stainless steel bars originating from France and Italy. The DoC calculated a de minimis anti-dumping duty rate for imports from Italy (Trafilerie Bedini), meaning that no anti-dumping duty is assessed on the importation of these products into the United States. On the other hand, the DoC assessed an anti-dumping duty rate of 3.90% on imports from France (Ugine Savoie-Imphy).

> *Stainless steel heavy coils:* imports originating from Belgium are currently subject to an anti-dumping duty of 3% and an anti-subsidy duty of 1.78%. However, a ruling by the CIT will reduce this rate to 0.97% in the near future. The five-year review procedure (sunset review) is scheduled in 2004.

(2) BRAZIL

In May 2000, the Brazilian Government imposed an anti-dumping duty of 30.9% against Ugine on imports of flat stainless cold-rolled steel products less than 3 mm thick.

(3) CANADA

Following a decision taken by the Canadian authorities in 1994, anti-dumping duties of 80.2% are in force on the importation of certain hot-rolled carbon steel heavy plates and certain corrosion-resistant alloy steel plates originating from Spain (Aceralia). These measures will be reviewed by May 2004.
In 1999, anti-dumping duties of 11.8% were imposed on imports of hot-rolled carbon steel flat products originating from France (Usinor). In 2000, these anti-dumping duties were replaced by a fixed minimum price at which Arcelor must sell its products in Canada. In 2003, Usinor was successful in obtaining an exclusion for "Solbor 30MnB5" from the products affected by the anti-dumping duties. These measures will be reviewed by July 2004.
In 1999, anti-dumping duties of 7% were imposed on imports of cold-rolled carbon steel flat products originating from Belgium (Sidmar).

In 2000, these anti-dumping duties were replaced by a fixed minimum price at which Arcelor must sell its products in Canada. These measures will be reviewed by August 2004.
Since 1994, anti-dumping duties of 60.8% have been imposed on the importation of certain corrosion-resistant flat products originating from Germany (Stahlwerke Bremen). These measures will be reviewed by July 2004.

Trade retaliation: European Union

a) Cold-rolled flat stainless steel from the U.S.A.
In September 2003, the European Commission imposed provisional anti-dumping duties on imports from the United States of certain cold-rolled flat stainless steels (20.6% on imports from AK Steel Corporation, 25% on imports from other companies). In March 2004, following a petition from Eurofer, the European Commission ended this anti-dumping retaliation.

b) Hot-rolled flat carbon steels from Egypt, Hungary, Iran, Libya, Slovakia and Turkey
In March 2003, the Council voted against a proposal from the European Commission to impose anti-dumping duties on imports of certain hot-rolled flat carbon steels from Egypt, Hungary, Iran, Libya, Slovakia and Turkey.

Safeguard clause

• United States: wire rod

Imports of most types of wire rod originating from all producing countries (with the exception of Canada and Mexico) are subject to a maximum quota. In 2001, the quota for the member states of the European Union was set at 419,948 tonnes.

• United States: certain types of steel

On December 4, 2003, the President of the United States lifted the duties that he had imposed in March 2002 on certain types of flat products, specifically on plates, heavy plates, concrete reinforcing bars, hot-rolled products, cold-rolled products, coated products, tin-plated steel, hot-rolled bars, cold-rolled bars, certain tubes, certain accessories made of carbon and alloy steels, stainless steel bars, stainless steel wire rod and alloy tool steels. These duties were initially set at 30% for carbon steel flat products, 15% for tubes, concrete reinforcing bars and stainless steel bars, and 8% for wire rod. In March 2003, these duties were reduced to 24, 12, 10 and 7% respectively. Imports of plates were subject to a quota of 4.9 million tonnes for the first year and 5.35 million tonnes for the second year.

The safeguard measures provide for the possibility of negotiating individual exclusions by product. Arcelor and its subsidiaries manufacture many products that the U.S. steel industry does not offer. In 2002 and 2003, Arcelor was successful in negotiating with the U.S. administration more than 75 exclusions for the company's products.

• Europe

In December 2003, the European Commission eliminated the tariff quotas applicable to certain steel products (hot-rolled rolls, hot-rolled sheet, hot-rolled strip, hot-rolled flat products, cold-rolled sheet, pipe fittings, flanges).

This decision was taken following the decision by the American administration to eliminate its own safeguard measures against imports to the U.S.A. of certain steel products.

• Canada: carbon and alloy steel flat products, certain long and alloy steel products

In October 2003, the Canadian Government decided not to introduce safeguard measures on imports of foreign steel products.

• China

Following the decision taken by the Government of the United States within the context of "Section 201", the Chinese authorities decided in May 2002 to investigate 11 categories of steel products. The introduction of safeguard measures in the form of quotas was decided for a period of 3 years. Temporary measures were implemented in 2002 covering 9 categories and 17 sub-categories of products. Definitive measures were adopted for only 5 products. After the termination of the safeguard measures in the U.S.A. and in Europe at the beginning of the month of December 2003, all such measures were lifted on December 26, 2003.

• Poland

In March 2003, the Polish Government decided to introduce safeguard measures on 8 products for a period of 2 years (from March 2003 to March 2005). The products affected by these quotas are: non-alloy cold-rolled, hot-rolled and galvanised flat products, non-alloy flat products with an organic coating, alloy electrical steel flat products, non-alloy hot-rolled bars, welded tubes and weldless tubes.

• Hungary

In April 2003, the Hungarian Government decided to introduce safeguard measures on 7 products. These measures are effective for a period of 2 years commencing April 2003. The products affected by these quotas are: non-alloy cold-rolled and hot-rolled flat products as well as certain long products and tubes.

• OECD (Organisation for Economic Cooperation and Development)

In 2003, discussions within the OECD continued among the principal steel producers in order to formulate the elements of an agreement intended to reduce or eliminate steel industry subsidies. Major differences still remain on a number of items. The participants are working to reach an international agreement on subsidies by September 2004.

• WTO (World Trade Organisation)
The arbitration board of the WTO has set up a commission to study the introduction by the United States of safeguard measures on certain steel products. According to the rules governing the WTO, it was decided that the U.S. safeguard measures concerning certain products were incompatible with the Uruguay Round Agreements. This decision was confirmed in December 2003 by the appeals board of the WTO.
The United States accepted the decision and recommendations of the WTO to put a stop to the "illegal" safeguard measures.

Import quotas

On the basis of the Partnership and Cooperation Agreements between the European Union and Russia, Ukraine and Kazakhstan, imports of most steel products from these three countries are subject to quotas (bilateral quotas on steel imports from Russia and Kazakhstan, and unilateral quotas on Ukrainian steel imports).

In 2004, these quotas will be adjusted to take into consideration the European Union expansion (May 1, 2004). At the end of 2004, the quota regime will expire, unless extended by quotas negotiated by the European Union and the three countries involved.

Transitional measures have been taken to pave the way for eventual complete liberalisation of the steel market with these countries in compliance with regulations governing competition, state subsidy and environmental protection; in particular, they authorise the financial and technical assistance required for the restructuring of their steel industries.


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PART VI

Financial Information

table of contents →

This document is a free translation in English of a French original document: the Arcelor group 2003 Consolidated Financial Statements. This document has been prepared for information only and should not be relied upon for any other purpose. In the event of any ambiguity between this document and the French original version, the latter shall prevail.

Consolidated financial statements

of the Arcelor group

CONSOLIDATED INCOME STATEMENT

In EUR million, for the year ended December 31	2003	2002 Pro forma (unaudited)	2002
REVENUE (Note 27)	**25,923**	**26,594**	**24,533**
Other operating income	729	472	433
Own work capitalised	(255)	(77)	(25)
Cost of sales	(12,095)	(13,072)	(11,974)
Other external expenses	(6,307)	(6,346)	(5,962)
Staff costs (Note 21)	(5,071)	(5,063)	(4,699)
Depreciation and amortisation expenses	(1,601)	(1,302)	(1,234)
Depreciation and amortisation of goodwill	111	104	103
Other operating expenses	(696)	(530)	(495)
OPERATING RESULT	**738**	**780**	**680**
Net financing costs (Note 22)	(321)	(464)	(434)
Share of profits in companies accounted for using the equity method	140	77	102
RESULT BEFORE TAX	**557**	**393**	**348**
Taxation (Note 23)	(141)	(461)	(488)
RESULT AFTER TAX	**416**	**(68)**	**(140)**
Minority interests	(159)	(53)	(46)
NET RESULT – GROUP SHARE	**257**	**(121)**	**(186)**
Earnings per share in EUR (Note 14)			
basic	0.54	(0.25)	(0.38)
diluted	0.54	(0.25)	(0.38)

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET

ASSETS *In EUR million, as at December 31*	2003	2002
Non-current assets		
Intangible assets (Note 4)	(551)	(950)
Property, plant and equipment (Note 5)	8,947	9,268
Investments accounted for using the equity method (Note 6)	1,758	1,780
Other investments (Note 7)	307	466
Receivables and other financial assets (Note 8)	693	766
Deferred tax assets (Note 23)	1,436	1,523
TOTAL NON-CURRENT ASSETS	**12,590**	**12,853**
Current assets		
Inventories (Note 9)	5,497	6,091
Trade receivables (Note 10)	3,253	4,320
Other receivables (Note 11)	1,378	1,333
Cash and cash equivalents (Note 12)	1,890	1,239
TOTAL CURRENT ASSETS	**12,018**	**12,983**
TOTAL ASSETS	**24,608**	**25,836**

EQUITY AND LIABILITIES *In EUR million, as at December 31*	2003	2002
Shareholders' equity		
Subscribed capital	2,665	2,662
Share premium	4,795	4,791
Consolidated reserves	(419)	(484)
Translation reserve	(308)	(237)
TOTAL SHAREHOLDERS' EQUITY (Note 13)	**6,733**	**6,732**
MINORITY INTERESTS (Note 15)	**730**	**661**
Non-current liabilities		
Interest-bearing liabilities (Note 16)	4,871	4,594
Employee benefits (Note 17)	1,733	1,597
Provisions for contract termination indemnities (Note 18)	718	574
Other long-term provisions (Note 19)	983	849
Deferred tax liabilities (Note 23)	289	359
Other liabilities	163	205
TOTAL NON-CURRENT LIABILITIES	**8,757**	**8,178**
Current liabilities		
Trade payables	4,348	4,111
Interest-bearing liabilities (Note 16)	1,551	3,821
Other amounts payable (Note 20)	2,194	2,023
Provisions for contract termination indemnities (Note 18)	82	120
Other provisions (Note 19)	213	190
TOTAL CURRENT LIABILITIES	**8,388**	**10,265**
TOTAL SHAREHOLDERS' EQUITY, MINORITY INTERESTS AND LIABILITIES	**24,608**	**25,836**

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

In EUR million, for the year ended December 31	2003	2002 Pro forma (unaudited)	2002
Operating activities			
Result after tax	416	(68)	(140)
Profit of companies accounted for using the equity method, net of dividends	(48)	(32)	(61)
Amortisation and depreciation of tangible and intangible assets	1,490	1,198	1,234
Net movement in provisions	85	(16)	(53)
Profit on disposal of assets	(14)	(23)	(23)
Dividends received	29	27	29
Changes in working capital	641	377	523
Other items	(97)	337	437
CASH FLOWS FROM OPERATING ACTIVITIES (*)	**2,502**	**1,800**	**1,946**
Investing activities			
Acquisitions of tangible and intangible assets	(1,327)	(1,415)	(1,312)
Acquisition of Arbed / Aceralia, net of cash acquired	-	-	1,035
Acquisitions of other subsidiaries, net of cash acquired (Note 3)	(37)	(30)	(30)
Acquisitions of financial assets	(540)	(602)	(405)
Disposal of tangible and intangible assets	112	42	37
Disposal of subsidiaries, net of cash disposed of (Note 3)	273	48	48
Disposal of financial assets	410	243	36
CASH FLOWS FROM INVESTING ACTIVITIES	**(1,109)**	**(1,714)**	**(591)**
Financing activities			
Proceeds from the issue of share capital	85	35	33
Dividends paid	(218)	(192)	(167)
Proceeds from borrowings	1,891	3,035	2,464
Repayment of borrowings	(2,444)	(3,899)	(3,581)
CASH FLOWS FROM FINANCING ACTIVITIES	**(686)**	**(1,021)**	**(1,251)**
Effect of exchange rate fluctuations on cash held	(56)	(3)	10
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	**651**	**(938)**	**114**
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	1,239	2,177	1,125
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	1,890	1,239	1,239

(*) Including taxes paid in an amount of EUR 29 million (2002: EUR 82 million) and net interest paid in an amount of EUR 261 million (2002: EUR 387 million).

The accompanying notes form an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

In EUR million	Subscribed capital Arcelor	Share premium Arcelor	Subscribed capital Usinor	Share premium Usinor	Own shares	Other consolidated reserves	Foreign currency translation	Shareholders' equity (Note 13)	Minority interests (Note 15)	Total
DECEMBER 31, 2001	**-**	**-**	**768**	**745**	**-**	**2,558**	**72**	**4,143**	**58**	**4,201**
Profit and loss										
Profit for the year 2002	-	-	-	-	-	(186)	-	(186)	46	(140)
Foreign exchange differences	-	-	-	-	-	-	(309)	(309)	(297)	(606)
Distributions and transactions with shareholders										
Business combination of Usinor, Arbed and Aceralia	2,642	4,755	(768)	(745)	(892)	(1,938)	-	3,054	865	3,919
Additional minority interests in Usinor	-	-	-	-	-	(100)	-	(100)	100	-
Dividends paid	-	-	-	-	-	(98)	-	(98)	(36)	(134)
Increase in share capital	20	36	-	-	-	-	-	56	-	56
Utilisation of and profit on the sale of own shares	-	-	-	-	147	(37)	-	110	(1)	109
Convertible bonds	-	-	-	-	-	62	-	62	1	63
Purchase of minority interests	-	-	-	-	-	-	-	-	(75)	(75)
DECEMBER 31, 2002	**2,662**	**4,791**	**-**	**-**	**(745)**	**261**	**(237)**	**6,732**	**661**	**7,393**
Profit and loss										
Profit for the year 2003	-	-	-	-	-	257	-	257	159	416
Foreign exchange differences	-	-	-	-	-	-	(71)	(71)	28	(43)
Distributions and transactions with shareholders										
Dividends paid	-	-	-	-	-	(181)	-	(181)	(37)	(218)
Increase in share capital	3	4	-	-	-	-	-	7	-	7
Purchase of minority interests	-	-	-	-	-	-	-	-	(87)	(87)
Other movements	-	-	-	-	(6)	(5)	-	(11)	6	(5)
DECEMBER 31, 2003	**2,665**	**4,795**	**-**	**-**	**(751)**	**332**	**(308)**	**6,733**	**730**	**7,463**

The accompanying notes form an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Amounts in EUR million, unless indicated otherwise.

INTRODUCTION

The consolidated financial statements of the Arcelor group for the year ended December 31, 2003 are prepared in accordance with International Financial Reporting Standards ("IFRS") applicable at that date. These standards were partially adopted by the International Accounting Standards Board ("IASB") in December 2003 (thirteen modified standards were published with effect after the balance sheet date) and will continue as such, in the context of the deadline of 2005 set by the European Union.

Arcelor has adopted a proactive approach in order to anticipate, and, where required, adapt its accounting policies depending on developments.

NOTE 1 - GENERAL

Arcelor S.A. was incorporated under Luxembourg Law on June 8, 2001 in the context of the project of the business combination of Aceralia, Arbed and Usinor. This business combination was completed on February 28, 2002.

In accord with the requirements of International Financial Reporting Standards (formerly known as International Accounting Standards), and specifically under IAS 22, the business combination between Aceralia, Arbed and Usinor (the acquiring entity) was accounted for using the purchase method of accounting.

The consolidated financial statements as at December 31, 2003 present the financial position of the Company and its subsidiaries (hereafter "the Group"), as well as the interests of the Group in its associated companies and its interests in jointly controlled entities.

The Board of Directors authorised the publication of the December 31, 2003 financial statements on February 18, 2004. These financial statements will not be final until approved at the annual general meeting of shareholders.

The consolidated financial statements have been prepared in accordance with IFRS. This implies that the Group makes certain estimates and assumptions which have an impact on the assets and liabilities, the income statement for the period and the notes to the financial statements. Changes in facts and circumstances may lead the Group to change these estimates.

NOTE 2 - ACCOUNTING POLICIES

1) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as adopted by the IASB and the interpretations of those standards published by the International Financial Reporting Interpretations Committee ("IFRIC").

The Group applied IFRS for the first time for the year ended December 31, 2002. Adjustments resulting both from the move from French GAAP, as applied by Usinor, to IFRS and the application of the new accounting policies of the Arcelor group, are shown in shareholders' equity in the opening balance sheet as at December 31, 2000. This has been done in order to show the retroactive application of IFRS in accordance with the interpretation of the Standing Interpretation Committee ("SIC"), specifically SIC 8.
The consolidated financial statements have been prepared in accordance with the requirements of section XVI of the Luxembourg Law of August 10, 1915 on commercial companies, with the specific exception of the accounting and valuation of financial instruments following the adoption, in 2001, of IAS 39. Moreover, the presentation of the consolidated balance sheet and income statement is different from that required by Luxembourg Law. In the opinion of the Directors, the presentation chosen more appropriately reflects the Group's financial situation.
Note 29 sets out a reconciliation between the net profit and shareholders' equity of the Group for the year ended December 31, 2003 as detailed in these IFRS financial statements and the amounts which would have been published had Luxembourg legal and regulatory requirements been followed.

2) Presentation of consolidated financial statements

The consolidated financial statements are prepared in euro ("EUR"), rounded to the nearest million.

The consolidated financial statements of the Group are prepared on the basis of the historical cost convention with the exception of the following assets and liabilities which are stated at their fair values: derivative financial instruments, investments held for trading and investments available for sale. Hedged assets and liabilities are stated at their fair value in respect of the risks hedged.

Assets intended to be disposed of or consumed during the Group's normal course of operations, assets held with a view to being sold in the twelve months following the year-end date as well as cash and cash equivalents are considered current. All other assets are considered non-current. Liabilities falling due during the Group's normal course of operations, or in the twelve months following the year-end date, are considered current. All other liabilities are considered non-current.

In order to show homogenous and comparable information, 2002 comparative information includes an unaudited pro forma consolidated income statement and an unaudited pro forma consolidated cash flow statement, both for the year ended December 31, 2002.
Moreover, Notes 21 and 22, in respect of staff costs and the net financial result respectively, also include a pro forma unaudited comparative as at December 31, 2002.

The pro forma consolidated accounts as at December 31, 2002 are distinct from the consolidated accounts prepared in accordance with IFRS for two reasons.
First, the results of the entities of the Aceralia and Arbed groups realised between January 1 and February 28, 2002 are included in the consolidated results of the Group, but are excluded from the consolidated accounts as prepared in accordance with IFRS, where these results are only included from March 1, 2002 onwards.
Secondly, the allocation of negative goodwill is included in the pro forma consolidated accounts for the entire year ending December 31, 2002, whereas it is included in the IFRS consolidated accounts from March 1, 2002 only.
In order to more clearly reflect the social commitments of the Group, provisions made in the context of restructuring plans (which may or may not translate into early retirement schemes at a later date) as well as early retirement schemes linked to collective agreements signed by certain categories of employees are, in the current year, presented in the balance sheet under the caption, "Provisions for contract termination indemnities" and detailed in Note 18. The comparative information as at December 31, 2002 has been modified accordingly.

3) Consolidation principles

Subsidiaries

Subsidiaries are companies controlled by the Group. Control exists when the Group has direct or indirect control over the financial and operating policies of a company so as to obtain benefits derived from its activities. Control is generally assumed where the Group holds more than half of a company's voting rights.
The financial statements of the significant subsidiaries are included in the consolidated financial statements from the date when control commences until the date when control ends.
Investments in non-significant subsidiaries are recorded as non-current assets at their fair value. Gains and losses resulting from this valuation procedure are recorded in the income statement.

Associated companies

Associated companies are companies in which the Group retains a significant influence, but not control, over the financial and operating policies. Significant influence is generally assumed when the Group holds at least 20% or more of the voting rights.
The financial statements of associated companies are included in the consolidated financial statements using the equity method, according to which the Group records its share in the net assets of the associate company in the Group balance sheet from the date when significant influence commences until the date when significant influence ends.

Jointly controlled entities

Jointly controlled entities are companies in which the Group holds joint control over the activities under a contractual arrangement.
The financial statements of jointly controlled entities are included in the consolidated financial statements using the equity method, according to which the Group records its share in the net assets of the jointly controlled entity in its balance sheet from the date when joint control commences until the date when joint control ends.

Transactions eliminated through consolidation

Intra-group balances and transactions as well as unrealised gains resulting from intra-group transactions are eliminated in the preparation of the consolidated financial statements. Unrealised losses resulting from intra-group transactions are only eliminated to the extent that there is no indication of possible impairment.
Unrealised gains resulting from transactions with associated companies and jointly controlled entities are eliminated to the extent of the Group's interest in such companies or entities, against the investment amount of the associated company or jointly controlled entity. Unrealised losses are only eliminated to the extent that there is no indication of possible impairment.

A listing of the main subsidiaries and the companies accounted for using the equity method is shown in Note 31 to the consolidated financial statements. A complete listing of Group companies as at December 31, 2003 has been submitted to the "Greffe du tribunal d'arrondissement" of Luxembourg.

4) Business combinations - goodwill

Any difference between the cost of an acquisition and the acquirer's interest in the fair value of the identifiable assets and liabilities acquired is accounted for as goodwill, or negative goodwill, and is reported as an asset.
Minority interests are recorded using their share of the fair value of the acquired net assets.
Goodwill is amortised over its estimated useful life using the straight-line method. Estimated useful lives are 5 years for downstream activities (processing and distribution) and 10 years for upstream activities (blast furnaces, steel production and rolling mills).

Negative goodwill is accounted for as income in accord with the following principles:

- when negative goodwill is related to identifiable future losses or expenses that are identified in the acquirer's plan, and can be measured reliably, negative goodwill is released as income up to these amounts;

- when negative goodwill cannot be related to identifiable future losses or expenses, negative goodwill is recorded as income on the basis of the weighted average residual useful life of the acquired depreciable/amortisable assets; and

- negative goodwill in excess of the fair value of non-monetary assets acquired is recorded immediately in the income statement.

5) Foreign currency translation

Transactions in foreign currencies

Transactions denominated in foreign currencies are converted into EUR at the foreign exchange rate ruling at the date of the transaction.
Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are converted at the foreign exchange rate ruling at that date. Foreign exchange differences arising on conversion are recorded in the income statement.

Non-monetary assets and liabilities denominated in foreign currencies, recorded at historical cost, are converted at the foreign exchange rate ruling at the date of the transaction.

Financial statements denominated in foreign currencies

Assets and liabilities denominated in foreign currencies, including goodwill and fair value adjustments arising on consolidation, are converted into EUR at the foreign exchange rate ruling at the balance sheet date. Revenues and expenses of foreign currency operations are converted into EUR at the average rate of exchange for the period. Foreign exchange differences arising on conversion are recorded directly in shareholders' equity.

6) Intangible assets

Research and development

Expenditure on research activities, undertaken with a view to acquiring new scientific or technical knowledge and understanding, is recognised in the income statement as an expense when it is incurred.
Expenditure on development activities, where research findings are applied to the development or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete the development programme.
The expenditure capitalised includes the cost of materials, direct labour costs and an appropriate proportion of overheads.
Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses.
Other development expenditure is recognised in the income statement when incurred.

Other intangible assets

Other intangible assets acquired by the Group are stated at cost less accumulated amortisation and possible impairment losses. Expenditure on internally generated goodwill is recognised in the income statement when incurred.
Intangible assets other than goodwill primarily include the cost of technology and licences purchased from third parties. These intangible assets are amortised on a straight-line basis over a maximum period of five years.

Subsequent expenditure

Subsequent expenditure on intangible assets is capitalised only when it increases the future economic benefits of the specific asset to which it relates and when this cost can be measured and attributed to the asset in a reliable manner. All other expenditure is recognised immediately as an expense when incurred.

Amortisation

Amortisation is recognised as an expense on a straight-line basis over the estimated useful lives of intangible assets. The estimated useful lives applied are as follows:

- Patents and trademarks: 5 years
- Capitalised development costs: 5 years

7) Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation and possible impairment losses. The cost of an asset created by the Group includes the cost of materials, direct labour costs and an appropriate proportion of overheads. Borrowing costs on loans used to finance the construction of property, plant and equipment are capitalised as part of the cost of the asset until such time that the asset is ready for its intended use.

Property, plant and equipment are subsequently stated at cost less accumulated depreciation less any impairment losses.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items.
The cost of the periodic re-lining of blast furnaces is capitalised and depreciated over the expected production period.
Maintenance and repair costs are recognised as expenses in the period in which they are incurred.
Government grants that compensate the Group for the acquisition of property, plant and equipment are deducted from the carrying amount of the related asset and credited to the income statement on a straight-line basis over the expected useful life of the related asset.

Subsequent expenditure

Expenditure incurred in replacing or renewing components of some items of property, plant and equipment are accounted for as the acquisition of a separate asset and the replaced asset is written off.
Other subsequent expenditure on property, plant and equipment is only recognised as an asset when the expenditure improves the condition of the asset beyond its originally assessed standard of performance.
All other subsequent expenditure is recognised in the income statement as an expense in the period in which it is incurred.

Depreciation

Depreciation is accounted for as an expense on a straight-line basis over the estimated useful lives of items of property, plant and equipment. Land is not depreciated. Property, plant and equipment acquired before January 1, 2001 are depreciated over their useful lives, which range from 12 to 20 years for buildings and industrial installations and from 5 to 12 years for other property, plant and equipment.

For other property, plant and equipment the estimated useful lives are as follows:

	Flat products	*Long products and stainless*	
		Electric Arc furnace	*Hot-rolling mills*
Industrial buildings	25 years	25 years	
Technical installations and machinery			
Hot phase: new capital expenditure	25 years	15 years	25 years
Hot phase: renovation	15 years	10 years	15 years
Cold phase: new capital expenditure	18 years		18 years
Cold phase: renovation	12 years		15 years
Cold phase: downstream	12 years		12 years
Other	5 – 20 years		

Leases

Where the Group is a lessee

Leases where the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Property, plant and equipment acquired by way of finance leases are stated at an amount equal to the lower of the fair value and the present value of the minimum lease payments at the inception of the lease. Each lease payment is broken down between the finance charges and the repayment of the lease liability. The finance charge is spread over the life of the lease so as to achieve a constant rate of interest on the remaining balance of the liability.
The depreciation policy of capitalised leased assets is similar to that applied to owned property, plant and equipment. If there is no reasonable certainty that the lessee will obtain ownership at the end of the lease term, the asset is depreciated over the shorter of its estimated useful life and the lease term.
Where a significant portion of the risks and rewards of ownership are retained by the lessor, the associated lease contracts are classified as operating leases. Payments made under operating leases are recognised as an expense in the income statement of the period.

8) Impairment of assets

The carrying amounts of the Group's assets, other than inventories, deferred tax assets and assets arising from employee benefits, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. For intangible assets that are not yet available for use, their recoverable amount is estimated at each balance sheet date.
An impairment loss is recognised whenever the carrying amount of an asset or the cash-generating unit to which it belongs exceeds its recoverable amount. Impairment losses are recognised as an expense in the income statement.

Calculation of recoverable amount

The recoverable amount of an asset is the higher of its net selling price and its value in use. In assessing its value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.
The recoverable amount of investments in held-to-maturity securities and receivables is calculated as the present value of the expected future cash flows, discounted at the original effective interest rate inherent in the asset.
Cash flows on short-term receivables are not discounted.

Reversal of an impairment loss

An impairment loss recognised in prior years is reversed if, and only if, there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. However, the increased carrying amount of an asset due to a reversal of an impairment loss should not exceed the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years.
An impairment loss recognised for goodwill is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that is not expected to recur, and subsequent external events have reversed the effect of that event.

9) Investments in debt and equity securities

Investments held for trading are classified as current assets and are stated at fair value, with any resulting gain or loss being recognised in the income statement.

Investments with a fixed maturity date above one year and where the Group has the positive intent and the ability to hold the investment through to maturity, are included in non-current assets and are stated at amortised cost. The latter is determined using the original effective interest rate inherent in the investment less impairment losses.
Other investments held by the Group are classified as being available-for-sale and are stated at fair value, with any resulting gain or loss being recognised in the income statement.
The fair value of investments held for trading and investments available-for-sale are taken as the quoted bid price at the balance sheet date. For unquoted securities, discounted cash flow techniques are used.

10) Trade and other receivables

Trade and other receivables are stated at cost less provisions for irrecoverable amounts.

11) Inventories

Construction work in progress

Construction work in progress is stated at contract cost increased by the related profit recognised to date less progress billings. Cost includes all expenditure directly related to the project and an allocation of fixed and variable overheads incurred in the Group's contract activities.

Other inventories

Raw materials and supplies are stated at the lower of cost (using either the average cost method or the first in first out method) or net realisable value. Finished goods and work-in-progress are stated at the lower of production cost or net realisable value.
Production cost includes direct raw material and labour costs and a portion of overhead costs, excluding general and administrative expenses. The market value of raw materials and other inventories is based on the net realisable value, including a provision for obsolescence or slow-moving items where appropriate.

12) Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with a maturity of less than three months from the acquisition date.
Short-term investments are valued at market value at the end of each period.

13) Equity

Repurchase of share capital

When share capital is repurchased, the amount of consideration paid, including all attributable costs, is recognised as a change in equity. Repurchased/treasury shares are deducted from total shareholders' equity under the caption "Treasury shares" until they are cancelled or disposed of.

Dividends

Dividends are recognised as a liability in the period in which they are approved by the General Meeting.

14) Convertible debenture loans

Debenture loans convertible into share capital at the option of the holder, where the number of shares issued does not change with fluctuations in their fair value, are accounted for as compound financial instruments, net of attributable transaction costs. The equity component of the convertible debenture loans is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the prevailing market rate for a similar liability that does not have an associated equity component. The interest expense recognised in the income statement is calculated using the effective interest rate method.

15) Interest-bearing borrowings

Interest-bearing borrowings are recorded at initial cost, less direct attributable transaction costs. They are then recorded at amortised cost with any difference between the amortised cost and the redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate basis.

16) Employee benefits

Types of pension plans

> Defined contribution plans

Defined contribution plans are those plans in respect of which the Group pays fixed contributions into an external life assurance or pension fund for certain categories of employees. Contributions are paid in return for services rendered by the employees during the period. They are expensed as they are incurred in line with the treatment applied to wages and salaries. No provisions are established in respect of defined contribution plans, as they do not generate future commitments for the Group.

Within the Group, defined contribution plans exclusively relate to pension plans. They are, primarily, additional pension plans that serve to complement local legal pension schemes in respect of which the Group pays contributions to social organisations and which are accounted for in the same manner as salaries and wages.

> Defined benefit plans

Defined benefit plans are schemes that provide guaranteed benefits to certain categories of employees, either by way of contractual obligations or through a collective agreement. This guaranteed benefit represents a future commitment for the Group and, as such, a liability is calculated. The provision is calculated by estimating the benefits accumulated by employees in return for services rendered during the period and during prior periods.

Benefits are discounted in order to determine the present value of the future obligation resulting from this type of plan. They are shown in the balance sheet after the deduction of the fair value of the assets that serve to cover them.

The discount rate applied is the yield, at the balance sheet date, on AAA credit rated bonds that have maturity dates similar to the terms of the Group's pension obligations. A qualified actuary performs the underlying calculations annually, using the projected unit credit method.

When the terms and conditions of a plan change, the portion of the increased benefit relating to past services by the employees is calculated as an expense in the income statement on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits vest immediately, the expense is immediately recognised in the income statement.

In calculating the Group's obligation in respect of a plan, to the extent that any unrecognised actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation and the fair value of plan assets, it is recognised in the income statement over the expected average remaining working lives of the employees participating in the plan ("corridor policy"). Otherwise, the actuarial gain or loss is not taken into consideration.

Where the calculation results in a benefit to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

Within the Group, defined benefit plans relate to complementary retirement schemes, departure indemnities, work medals and health insurance arrangements.

Nature of commitments of defined benefit plans

> *Complementary retirement schemes*
Such schemes are provided in addition to the legal minimum pension in respect of which Group companies contribute directly into social organisations and which are accounted for in the same manner as salaries and wages.

> *Departure indemnities*
Departure indemnities are normally associated with collective agreements with employees under which indemnities are paid upon normal retirement as well as upon voluntary or involuntary retirement.

> *Work medals*
Work medal programmes are sometimes established under agreements at individual company level. These arrangements represent long-term service award programmes made to employees with certain levels of seniority with their employers.

> *Health insurance*
Health insurance schemes relate exclusively to the American subsidiaries of the Group ("post retirement medical care"). For European entities, health insurance is in place by way of obligatory contributions into state health insurance schemes. These contributions are accounted for in the same manner as wages and salaries.

Assets covering commitments relating to defined benefit plans
The commitments in respect of certain retirement plans are wholly, or in part, covered by life assurance policies or pension funds, depending on the regulations in place in the country in which the benefits are awarded (the concept of a "funded obligation").
Externalised commitments are evaluated by external specialists.

Remuneration by way of shares or share options
Arcelor S.A. has a share option plan in place as at December 31, 2003. Moreover, options on Usinor shares have been allocated to certain Directors and employees of Usinor.
Options were issued at the market price at the date of issue and may be exercised at that price. No cost linked with these awards has been accounted for in the income statement. When options are exercised the cash received less transaction costs are credited to subscribed capital and share premium.

17) Provisions for contract termination benefits

The Group recognises an obligation for termination benefits when it is demonstrably committed either to terminating an employee's contract before the normal retirement date or to encouraging voluntary redundancy. Such termination benefits do not bring future economic benefits (services rendered by employees) to the Group and are immediately recognised in the income statement.

Within the Group, provisions for termination benefits fall into one of two categories:

Social provisions in the context of restructuring plans
Provisions are recorded when the Group has announced to the entirety of the affected employees or their representatives a social plan that is detailed and formalised in accordance with the requirements of IAS 37. Such social plans either translate into redundancy or early retirement measures.
Benefits are calculated as a function of the approximate number of people for whose employment contracts will be terminated. If such benefits are claimable more than twelve months after the end of the period, they are discounted using an interest rate, which corresponds to that of AAA credit rated bonds that have maturity dates approximating the terms of the Group's obligations.

Early retirement plans
Within the Group, early retirement plans primarily correspond to the practical implementation of social plans. Such early retirement plans are considered effective when the affected employees have been formally informed and when liabilities have been determined using an appropriate actuarial calculation. Early retirement plans can also be linked to collective agreements signed with certain categories of employees. Liabilities in respect of both of the above scenarios are calculated on the basis of the effective number of employees likely to take early retirement, in accordance with IAS 19. An independent actuary performs the calculation annually. Liabilities are discounted using an interest rate, which corresponds to that of AAA credit rated bonds that have maturity dates approximating the terms of the Group's obligations.

18) Other provisions

A provision is accounted for when the Group has a present obligation as a result of a past event (legal or constructive), whose amount can be reliably estimated, and when it is probable that an outflow of economic resources will be required to settle the obligation.

Technical warranties

A provision for technical warranties is recognised when the underlying products or services are sold. The provision is based on historic warranty data and a weighting of all possible outcomes against their associated probabilities.

Restructuring

A provision for restructuring is accounted for when the Group has approved a detailed formal restructuring plan and has raised a valid expectation that it will carry out the restructuring by commencing the implementation of the plan or announcing publicly its main features.

Environment

The Group estimates provisions related to environmental issues on a case-by-case basis, taking into account applicable legal requirements. A best estimate based on the available information, is calculated, providing that the available information indicates that a loss is probable and can be reasonably estimated.

Onerous contracts

A provision for onerous contracts is recognised when the expected economic benefits to be received by the Group under a contract are lower than the unavoidable costs of meeting the associated obligations.

19) Trade and other payables

Trade and other payables are stated at cost.

20) Deferred taxes

Deferred taxes are calculated for each taxable entity using the balance sheet liability method on temporary differences arising between the tax bases of assets and liabilities, as determined in accordance with the tax rules in force in the countries in which the Group conducts its operations, and their carrying amounts in the financial statements. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Assets and liabilities are netted in respect of taxes levied by the same tax authorities and if local tax authorities approve this treatment.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which they can be utilised. Therefore, taking into account the cyclical nature of the business, deferred tax assets may be recognised by companies that have incurred tax losses in previous periods.

21) Revenue recognition, interest and dividend income

Sales of goods and services

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the related transaction at the balance sheet date. The stage of completion is assessed according to the work performed. No revenue is recognised if there are significant uncertainties regarding the recovery of the amount due, associated costs or the possible return of goods.

Construction contracts

As soon as the outcome of a construction contract can be estimated with reliability, contract revenue and expenses are recognised in the income statement in proportion to the stage of completion of the contract. The stage of completion is assessed according to the work performed. Expected losses on a contract are recognised immediately upon recognition in the income statement.

Interest and dividend income

Interest income is recognised in the income statement on a pro rata basis, taking into account the effective yield rate. Dividend income is recognised in the income statement on the date the General Meeting approves the dividend payment.

22) Financial risk management

Derivative financial instruments

The Group uses derivative financial instruments, interest rate swaps and forward foreign exchange contracts to hedge its exposure to risks relating to foreign exchange, interest rates and raw material prices and arising from operating, financing and investment activities.

Derivative financial instruments are initially recognised at cost and are subsequently restated at their fair value. Unrealised gains or losses are recognised depending on the nature of the item being hedged.

The fair value of interest rate swaps is the estimated amount that the Group would receive or pay to terminate the swap at the balance sheet date, taking into account current interest rates and the current creditworthiness of the swap counter-party.
The fair value of forward foreign exchange contracts is their quoted market price at the balance sheet date, being the present value of the quoted forward price or forward rate.

Cash flow hedges

When a derivative financial instrument hedges the variation in cash flows of a firm commitment or a forecast transaction, the effective part of any resultant gain or loss on the derivative financial instrument is recognised directly in equity.
When the firm commitment or forecast transaction results in the recognition of an asset or a liability, the cumulative gain or loss is removed from equity and enters into the initial measurement of the acquisition cost or other carrying amount of the asset or liability.
The ineffective part of any gain or loss is recognised in the income statement. Any gain or loss arising from the time value of the derivative financial instrument is recognised in the income statement.
When a hedging instrument expires, is sold, terminated or exercised the accumulated unrealised profit or loss on the hedging instrument is maintained in equity for as long as the expected transaction does not occur and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer probable, the cumulative net gain or loss, which had been recognised in equity, is reported immediately in the income statement.

Fair value hedges

Where a derivative financial instrument hedges the variability in fair value of a recognised receivable or payable, any resulting gain or loss on the hedging instrument is recognised in the income statement. The gain or loss attributable to the hedged risk adjusts the accounting value of the hedged element and is recognised directly in the income statement.
The fair value of the hedged items, in respect of the risk being hedged, is their carrying amount at the balance sheet date translated to EUR at the foreign exchange rate ruling at that date.

Hedge of net investment in a foreign operation

Where a foreign currency liability hedges a net investment in a foreign operation, foreign exchange differences arising on translation of the liability to EUR are recognised directly in equity. Where the hedging instrument is a derivative, any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion is recognised immediately in the income statement.
Where the hedging ability of an instrument is not demonstrated, the related profit or the loss is recognised in the income statement.

23) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.
The Group's primary segments are defined as the "business segments" and the secondary are the "geographical segments".

Segment assets are operational assets used by the sector in the context of its operating activities. They include attributable goodwill, intangible assets and property, plant and equipment, as well as current assets used in the operating activities of the sector. They do not include deferred tax assets, other investments or receivables and other non-current financial assets. Such assets are shown under the caption "unallocated assets".

Sector liabilities are liabilities resulting from the activities of a sector, which can either be directly attributed to the sector or can be attributed to it reasonably. They include current and non-current liabilities but exclude financial debt and deferred tax liabilities. Such liabilities are shown under the caption "unallocated liabilities".

NOTE 3 – CHANGES IN CONSOLIDATION SCOPE

As at December 31, 2003, the scope of consolidation of the Arcelor group includes, in addition to Arcelor S.A., 442 fully consolidated companies (December 31, 2002: 474). Furthermore, the Group accounts for 227 companies using the equity method (December 31, 2002: 168). The increase in the number of companies accounted for under the equity method is explained by the fact that, as at December 31, 2003, the Group accounts separately for companies which were included in sub-groups as at December 31, 2002.

The major changes in the consolidation scope since December 31, 2002 are as follows:

Acquisitions:

Further to the purchase of the rolling mill of Pallanzeno (production of small and medium beams) from the Duferco group and the purchase of a participation of 49.9% in the steel works of San Zeno, Travi e Profilati di Pallanzano SpA (Italy, long carbon steel) is fully consolidated and San Zeno Acciai - Duferco SpA (Italy, long carbon steel) is accounted for using the equity method from July 1, 2003.

Disposals:

In accordance with the engagements taken with the European Commission, the Group has completed the following disposals during the year (given that the 49% holding in the Spanish company Bamesa had been disposed of in September 2002):

- disposal of the 75.5% participation in the wet galvanisation production line of Galmed (Spain, flat carbon steel) to the ThyssenKrupp Stahl group on March 31, 2003;
- disposal of Beautor (Belgium, flat carbon steel) and Sorral (France, flat carbon steel), which specialise in cold milling, electro-zincing and wet galvanisation, to the Duferco group in April 2003;
- disposal, in March and April 2003, of all of the sites and subsidiaries of Cofrafer (France, distribution, processing and trading) specialised in splitting, oxycutting and distribution;
- disposal, in June 2003, of the 50% holding in Lusosider (Portugal, flat carbon steel), a company specialised in cold milling and galvanisation, to the Corus group;
- disposal in September 2003 of the galvanisation production line of Laminoir de Dudelange (Luxembourg, flat carbon steel) to Dugal;
- disposal in October 2003 of the holding of 66.67% in the galvanisation unit of Segal (Belgium, flat carbon steel) to the Corus group; and
- disposal in December 2003 to the majority shareholder of the 39.93% holding in Finarvedi (Italy, flat carbon steel).

Moreover, the Arcelor group has disposed of its plastics activity (PUM Plastics group - France, distribution, processing and trading) to Point.P (subsidiary of the Saint-Gobain group). PUM Plastics, with turnover of EUR 234 million, specialises in the distribution of plastics products to the construction and public works sectors. Finally, in December 2003, the Finnish steel operator Rautaruukki purchased Dikema Stal AS (Norway, distribution, processing and trading) which specialises in the pre-fabrication of metal products and the operation of steel service centres.

Other changes:

BMP Siderurgica S.A. (Brazil, long carbon steel) has been fully consolidated since April 1, 2003. The company, formerly known as Mendes Júnior Siderurgia S.A., has become a subsidiary of the Group through Belgo-Mineira Participação Indústria e Comércio, which holds 99% of its share capital. Since June 2003, BMP Siderurgica S.A. operates on the Juiz de Fora site, thus terminating the lease between Belgo-Mineira Participação Indústria e Comércio and the Mendes Júnior group.

The Group has also increased its participation in Companhia Siderurgica de Tubarao (CST) in Brazil (Brazil, flat carbon steel). The holding increased from 24.4% on December 31, 2002 to 29.4% on December 31, 2003, primarily due to the disposal to the Group and to CVRD of the participation of Acesita (Brazil, stainless steel) in Aços Planos do Sul (Brazil, flat carbon steel).

The following companies, from the distribution, processing and trading sector have been fully consolidated for the first time in 2003:

- Arcelor Dystrybucja Polska SP.Z.O.O. (Poland);
- Arcelor Distribucia Slovensko SRO (Slovakia);
- Arcelor Acelkereskedelmi KFT en (Hungary); and
- Arcelor Distribuce-CZ SRO (Czech Republic).

In the stainless steel sector, the following companies were fully consolidated for the first time in 2003:

- Trefilados Inoxydables de Mexico (Mexico);
- TEVI-Trafilerie e Viterie Italiane S.R.L et Alinox S.R.L. (Italy);
- Ugitech UK Ltd (United Kingdom);
- Ugine-Savoie Iberica S.A. (Spain);
- Ugine-Savoie Suisse S.A. (Switzerland);
- Ugine & Alz S.A. (France); and
- Longtain Aciers Spéciaux et Inoxydables-Longtain Inox (Belgium).

In the context of the restructuring of the Group's activities, the following events also took place:

- Absorption by Usinor S.A. of Valinter, Auxidev, Indus, Sideco and Société Industrielle de Souvigny (France, other activities);
- Absorption of Bruyères Acier Service by Cisatol (France, distribution, processing and trading);
- Absorption of Sprint Métal by Ugitech (France, stainless steels);

• Absorption of Rostfrei Coil Center Beteiligung GmbH by RCC GmbH (Germany, stainless steels);
• Absorption of Profilarbed Distribution France SAS by Arcelor Profil (France, distribution, processing and trading); and
• Liquidation of Sidinvest (Belgium, other activities) and Financieringmaatschappij Dikema B.V. (Netherlands, distribution, processing and trading).

Finally, the Traxys group (Luxembourg, distribution, processing and trading), which is under joint control between the Arcelor Group and Umicore arising from the contribution by the Group of Considar Inc. and Considar Europe S.A. and operating in the trading of iron alloys has been accounted for under the equity method since the third quarter of 2003.

The fair value of the net assets acquired is presented below. It corresponds to the acquisition of Travi e Profilati di Pallanzano SPA and San Zeno Acciai – Duferco SPA, as well as the full consolidation of BMP Siderurgica S.A.

In EUR million	**2003**	**2002**
Intangible assets	-	1
Tangible assets	157	4
Holdings in companies accounted for using the equity method	10	29
Debtors and financial assets (commercials and others)	6	6
Inventories	-	2
Cash and cash equivalents	4	-
Net deferred tax assets / liabilities	43	-
Interest-bearing loans	(3)	(9)
Provisions for pensions and similar benefits	(3)	-
Other provisions	(1)	(2)
Creditors (suppliers and others)	(6)	(4)
Minority interests	-	1
Fair value of acquired assets	**207**	**28**
Net goodwill recorded	**(30)**	**3**
Total acquisition cost	**177**	**31**
Cash and cash equivalents acquired	**4**	**-**
Amounts paid during prior periods	**(115)**	**-**
To be paid in subsequent periods	**(17)**	**(1)**
Outflow resulting from the acquisition	**(41)**	**(30)**

The fair value of the net assets disposed of is shown below:

In EUR million	**2003**	**2002**
Tangible assets	120	44
Holdings in companies accounted for using the equity method	97	45
Other participations	2	21
Debtors and financial assets (commercials and others)	162	(6)
Inventories	186	77
Cash and cash equivalents	19	19
Net deferred tax assets / liabilities	(3)	(2)
Interest-bearing loans	(149)	(40)
Provisions for pensions and similar benefits	(5)	(2)
Other provisions	(7)	(34)
Creditors (suppliers and others)	(160)	(118)
Minority interests	(23)	(5)
Fair value of assets disposed of	**239**	**(1)**
Write-back of net goodwill recorded	**(13)**	**(41)**
Disposal price	**339**	**67**
Profit on disposal	**113**	**25**
Cash and cash equivalents disposed of	**(11)**	**(19)**
Repayment of debt towards companies disposed of	**(13)**	**-**
To be received in subsequent periods	**(31)**	**-**
Inflow resulting from the disposal	**284**	**48**

NOTE 4 – INTANGIBLE ASSETS

In EUR million	Goodwill on acquisition	Concessions, patents, licences and similar rights	Other	Total
Gross opening balance	(1,041)	216	235	(590)
Acquisitions	(30)	33	1	4
Disposals	23	(3)	(3)	17
Change in consolidation scope	(50)	-	-	(50)
Foreign exchange differences	3	(2)	1	2
Other	329	(5)	(6)	318
Gross closing balance	**(766)**	**239**	**228**	**(299)**
Opening cumulative amortisation	(5)	(144)	(211)	(360)
Acquisitions / disposals	(10)	2	-	(8)
Amortisation charge	111	(38)	-	73
Foreign exchange differences	-	1	-	1
Other	25	4	13	42
Closing accumulated amortisation	**121**	**(175)**	**(198)**	**(252)**
Opening net book value	**(1,046)**	**72**	**24**	**(950)**
Closing net book value	**(645)**	**64**	**30**	**(551)**

4.1 – Positive goodwill on acquisition

Analysis of positive goodwill on acquisition 2003:

In EUR million	Net value 2002	Acquisition	Appropriation	Other	Net value 2003
Sollac / S3P	9	-	(1)	-	8
Avis Steel	2	-	-	(1)	1
ProfilARBED Distribution France	4	-	-	(4)	-
Arcelor Profil	-	-	(1)	4	3
Galtec	5	-	(2)	-	3
Weha Edelstahl	3	-	(1)	-	2
CFA	-	13	(3)	-	10
Haironville Portugal	-	2	-	-	2
Trefilados Mexico	-	2	-	-	2
TOTAL	**23**	**17**	**(8)**	**(1)**	**31**

Analysis of positive goodwill on acquisition 2002:

In EUR million	Net value 2001	Acquisition	Appropriation	Net value 2002
Sollac / S3P	10	-	(1)	9
Avis Steel	2	-	-	2
ProfilARBED Distribution France	-	5	(1)	4
Galtec	-	6	(1)	5
Weha Edelstahl	-	3	-	3
TOTAL	**12**	**14**	**(3)**	**23**

4.2 – Negative goodwill on acquisition

Analysis of negative goodwill on acquisition 2003:

In EUR million	Net value 2002	Acquisition	Appropriation	Disposal	Other	Net value 2003
La Magona	12	-	(2)	-	-	10
Cockerill Sambre	673	-	(103)	(13)	(61)	496
Arbed / Aceralia	362	-	(5)	-	(283)	74
APSL	-	43	(3)	-	-	40
BMP Siderurgica S.A.	-	30	(2)	-	-	28
Investissements Technologies	-	17	(3)	-	-	14
Alinox	-	3	(1)	-	-	2
Other	22	4	-	-	(14)	12
TOTAL	**1,069**	**97**	**(119)**	**(13)**	**(358)**	**676**

The "Other" caption includes an amount of EUR 330 million recognised in the income statement further to the identification of restructuring expenses relating to the merger of Aceralia, Arbed and Usinor on February 28, 2002.

Analysis of negative goodwill on acquisition 2002:

In EUR million	Net value 2001	Acquisition	Appropriation	Other	Net value 2002
La Magona	14	-	(2)	-	12
Cockerill Sambre	905	-	(116)	(116)	673
Arbed / Aceralia	-	432	(4)	(66)	362
Other	-	26	(4)	-	22
TOTAL	**919**	**458**	**(126)**	**(182)**	**1,069**

Net goodwill on companies accounted for using the equity method is disclosed under the caption "Investments accounted for using the equity method".

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT

In EUR million	Land and buildings	Plant and machinery	Prepayments and fixed assets under construction	Other	Total
Gross opening balance	3,139	12,200	757	589	16,685
Acquisitions	53	303	869	68	1,293
Disposals	(154)	(270)	(4)	(49)	(477)
Change in consolidation scope	48	243	5	5	301
Foreign exchange differences	(46)	(180)	(22)	(10)	(258)
Other	112	634	(825)	100	21
Gross closing balance	**3,152**	**12,930**	**780**	**703**	**17,565**
Opening cumulative depreciation	(866)	(6,193)	-	(358)	(7,417)
Depreciation charge	(109)	(882)	-	(73)	(1,064)
Impairment charge	(87)	(340)	(16)	(5)	(448)
Disposals	34	183	-	29	246
Change in consolidation scope	(8)	(139)	-	(3)	(150)
Foreign exchange differences	21	116	1	6	144
Other	(28)	126	-	(27)	71
Closing accumulated depreciation	**(1,043)**	**(7,129)**	**(15)**	**(431)**	**(8,618)**
Opening net book value	**2,273**	**6,007**	**757**	**231**	**9,268**
Closing net book value	**2,109**	**5,801**	**765**	**272**	**8,947**

At December 31, 2003 the gross value of capitalised finance leases is EUR 101 million (2002: EUR 112 million) and the net value is EUR 49 million (2002: EUR 48 million).

The impairment charges include EUR 323 million in respect of the stainless steel sector, including J&L Specialty Steel – the Group's US stainless steel manufacturing operation.

Tangible fixed assets with a carrying value of EUR 60 million have been pledged as guarantees against financial debt (2002: EUR 231 million).

NOTE 6 – INVESTMENTS IN COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD

In EUR million	Value accounted for using the equity method	Net goodwill	Total
BALANCE AS AT DECEMBER 31, 2002	**1,702**	**78**	**1,780**
Acquisitions	32	-	32
Disposals	(97)	(19)	(116)
Profit for the year	145	(5)	140
Dividends paid	(92)	-	(92)
Changes in the consolidation percentage	112	19	131
Foreign exchange differences	(106)	(13)	(119)
Increase in capital	23	-	23
Other	(8)	(13)	(21)
BALANCE AS AT DECEMBER 31, 2003	**1,711**	**47**	**1,758**

The net value of quoted companies accounted for under the equity method is EUR 579 million as at December 31, 2003 (2002: EUR 529 million). The market value of these companies amounts to EUR 654 million as at December 31, 2003 (2002: EUR 288 million).
The net value of unquoted companies accounted for under the equity method is EUR 1,179 million as at December 31, 2003 (2002: EUR 1,251 million) which is not significantly different from their market value.

The primary investments in associated companies and jointly controlled entities are as follows:

In EUR million	% Holding at 2003 year-end	Total assets as at December 31, 2003	% Holding at 2002 year-end	Total assets as at December 31, 2002
ASSOCIATED COMPANIES				
Flat Carbon Steel				
CST (Brazil)	29.6%	424	24.6%	386
Gonsider (Spain)	-	-	42.9%	222
Holding Gonvarri SRL (Spain)	58.8%	60	-	-
Gonvarri Industrial (Spain)	59.8%	181	-	-
Gestamp (Spain)	35.0%	109	35.0%	101
CLN (Italy)	35.0%	68	35.0%	66
Finarvedi (Italy)	-	-	39.9%	52
Borcelik (Turkey)	40.3%	50	40.3%	52
Carsid (Belgium)	40.0%	16	40.0%	23
Cia Hispano-Brasileira de Pelotização (Brazil)	49.1%	12	49.1%	11
Stainless Steel				
Acesita (Brazil)	27.7%	111	27.7%	98
Distribution-Processing-Trading				
Condesa (Spain)	48.8%	53	48.8%	50
IMS (France)	36.0%	44	36.0%	45
Traxys S.A. (Luxembourg)	50.0%	22	-	-
Alfonso Gallardo (Spain)	-	-	30.0%	11
Hierros y Aplanaciones (Spain)	15.0%	11	15.0%	10
Long Carbon Steel				
LME (France)	34.0%	17	34.0%	14
Société Nationale de Sidérurgie (Morocco)	8.5%	12	8.5%	11
San Zeno Acciai-Duferco (Italy)	49.9%	9	-	-
Other activities				
Groupe Atic (France)	45.1%	19	45.1%	18
Soteg (Luxembourg)	20.0%	13	20.0%	12
JOINTLY CONTROLLED ENTITIES				
Flat Carbon Steel				
Lusosider (Portugal)	-	-	50.0%	30
Long Carbon Steel				
TrefilARBED Kiswire (Korea)	50.0%	74	50.0%	77
Other activities				
Ensemble DHS (Germany)	51.3%	361	51.3%	381
Various companies and jointly controlled entities	-	92	-	110
TOTAL		**1,758**		**1,780**

The Gonvarri sub-group, which consists of the holding company Gonvarri SRL and of the sub-group Gonvarri Industrial is accounted for under the equity method considering the Group does not hold control of the holding company Gonsider SL. As at December 31, 2002, this sub-group was accounted for under the equity method via the Gonsider Group, which included the same companies.

The main elements of goodwill relating to companies accounted for using the equity method are as follows:

In EUR million	**Net amount 2003**	**Net amount 2002**
Acesita	48	63
CST	16	-
Finarvedi	-	19
DHS Group	(10)	-
Gestamp	-	7
Carsid	(8)	(12)
Other	1	1
TOTAL	**47**	**78**

NOTE 7 – OTHER INVESTMENTS

The main items comprising investments and other securities (not consolidated) comprise:

In EUR million	Net value 2003	Net value 2002
Shares in affiliated companies	126	196
Investment securities	71	78
Other investment securities	110	192
TOTAL	**307**	**466**

The reduction in the value of shares in affiliated companies is primarily due to value adjustments recorded in the year. The decrease in other financial fixed assets is principally due to the decrease of EUR 103 million relating to the full consolidation of BMP Siderurgica S.A. (Brazil, long carbon steel), formerly known as Mendes Junior.

NOTE 8 – RECEIVABLES AND OTHER FINANCIAL ASSETS

Receivables associated with investments, loans and other financial assets:

In EUR million	2003	2002
Acesita	-	55
Acindar	121	95
Carsid	89	110
Forcast international	7	8
Duferco	17	-
ThyssenKrupp Stahl	13	-
Sodisid - loans granted	11	21
Sodisid - securitisation	30	26
Revaluation of interest rate and exchange rate hedge instruments	68	86
Guarantee deposit	142	217
Hedging of pension funds and similar benefits	10	5
Other	185	143
TOTAL	**693**	**766**

NOTE 9 – INVENTORIES

Inventories are detailed below, distinguishing between those held at historic cost and those valued at net realisable value.

As at December 31, 2003, inventories are valued as follows:

In EUR million	Inventories held at historic cost	Inventories held at net realisable value	Total
Raw materials and stocks	629	1,365	1,994
Work in progress	607	750	1,357
Finished goods	471	1,177	1,648
Contracts in progress	95	-	95
Spares	93	293	386
Advances and prepayments on orders	17	-	17
TOTAL	**1,912**	**3,585**	**5,497**

As at December 31, 2002, inventories are valued as follows:

In EUR million	Inventories held at historic cost	Inventories held at net realisable value	Total
Raw materials and stocks	554	1,896	2,450
Work in progress	976	486	1,462
Finished goods	604	1,229	1,833
Contracts in progress	85	-	85
Spare parts	13	232	245
Advances and prepayments on orders	16	-	16
TOTAL	**2,248**	**3,843**	**6,091**

Impairments recorded to value inventories at their net realisable value amounted to EUR 531 million as at December 31, 2003 (2002: EUR 610 million).

NOTE 10 – TRADE RECEIVABLES

In EUR million	**2003**	**2002**
Gross amount	3,431	4,460
Impairment	(178)	(140)
TOTAL	**3,253**	**4,320**

"Trade receivables" as at December 31, 2002 include an amount of EUR 1,097 million in respect of secured receivables. In accordance with IAS 39, these receivables were not accounted for as disposals and were therefore held on the balance sheet. The corresponding entry on the financing side was disclosed under the liability heading "Interest bearing liabilities (short-term)".

In addition, the Group has concluded a sales contract on certain receivables with a third party. This contract replaces all securitisation arrangements that existed at December 31, 2002. The Group does not retain the associated credit risk on these receivables; the third party involved assume the significant risks and benefits related to the transferred receivables. The Group maintains the interest rate risk for a period of three months after transferring the receivables and ensures the recoverability of the funds on behalf of the third party. The corresponding remuneration receivable (or the forfeit payable), as defined by the underlying sale and purchase contract, depends on the recoverability of the receivables. The value of transferred receivables amounts to EUR 1,459 million as at December 31, 2003 (2002: EUR 498 million).

NOTE 11 – OTHER AMOUNTS RECEIVABLE

In EUR million	**2003**	**2002**
Taxation recoverable	444	449
Revaluation of foreign currency hedging instruments	16	29
Revaluation of raw material hedging instruments	50	3
Other receivables	868	852
TOTAL	**1,378**	**1,333**

NOTE 12 – CASH AND CASH EQUIVALENTS

In EUR million	**2003**	**2002**
Marketable securities - gross	1,024	228
Cash at banks and in hand	687	782
Short term deposits	179	229
TOTAL	**1,890**	**1,239**

NOTE 13 – EQUITY

13.1 Issued capital and share premium

At the conclusion of the Public Exchange Offers in February 2002, 118,792,739 Aceralia shares (representing 95.03%), 11,559,672 Arbed shares (representing 99.45%) and 245,697,269 Usinor shares (representing 97.58%) were converted into 528,354,061 Arcelor shares. These shares were added to the 6,450 existing shares issued on the incorporation of Arcelor S.A. on June 8, 2001.

The contribution of shares in Arcelor S.A. was determined based on a EUR 14 value per share for a total amount of EUR 7,397 million. This contribution was recorded as EUR 2,642 million issued capital and EUR 4,755 million as share premium.

In the context of the public share for share offer by Arcelor S.A. on July 9, 2002 for the Usinor shares, 3,351,776 Arcelor S.A. shares were issued in exchange for Usinor shares on December 31, 2002. Moreover, after the de-listing of the Usinor shares from the primary market on Euronext Paris and within the framework of the public exchange offer of Usinor shares, 654,122 Arcelor S.A. shares were issued in 2002 and a further 674,387 shares were issued in 2003.
Subsequent to these purchases Arcelor S.A. holds 99.24% of Usinor's issued shares.

As at December 31, 2003, subscribed capital comprises of 533,040,796 ordinary shares, fully paid up with a nominal value of EUR 2,665,203,980. The share premium amounts to EUR 4,795,105,775.

Authorised share capital, including subscribed share capital, amounts to EUR 5 billion.

The number of shares in circulation is as follows:

	Number of shares (thousands)
DECEMBER 31, 2001 (USINOR)	**251,776**
Initial capital from Newco	6
Capital increase - contribution to Arcelor	282,657
Unconverted Usinor shares	(2,073)
DECEMBER 31, 2002 (ARCELOR)	**532,366**
Capital increase	675
DECEMBER 31, 2003	**533,041**

13.2 Exchange differences

The movement on foreign exchange differences of EUR -71 million (2002: EUR -309 million) is primarily due to the depreciation of the US dollar relative to the euro.

13.3 Share option plan

As at June 30, 2003, Arcelor S.A. established a share option plan. 1,300,000 share options were made to 73 beneficiaries.

Furthermore, the beneficiaries of the Usinor share option plans have the option of converting their Usinor shares into Arcelor shares.

As at December 31, 2002, Usinor S.A. had two share option plans in place.
The first plan, established on November 21, 1997 covers 1,374,000 shares attributable to 295 beneficiaries.
The second plan, established on March 7, 2000 covers 2,380,000 shares attributable to 460 beneficiaries.

The plan established on December 11, 1995 covering 757 000 shares attributable to 66 beneficiaries expired on December 10, 2002. On the expiry of this plan options over 628,000 shares were exercised and 129,000 lapsed.

The movement in the number of share options during the period was as follows:

(Number of share options)	**2003**	**2002**
Options at the beginning of year	3,465,400	4,139,900
Options issued during year	1,300,000	-
Options exercised during year		(539,000)
Options lapsed during year	(85,900)	(135,500)
Options at the end of year	4,679,500	3,465,400

Outstanding options as at December 31, 2003:

Maturity date	Exercise price (in EUR)	Number of options
November 21, 2002 to November 21, 2004	13,92	1,198,600
April 7, 2003 to April 7, 2008	15,24	2,180,900
July 1, 2006 to June 30, 2010	9,94	1,300,000
TOTAL		**4,679,500**

13.4 Own shares

In EUR million	Number of shares	Value
DECEMBER 31, 2001	-	-
Purchases linked to the business combination	68,420,405	958
Other acquisitions	214,990	3
Disposals	(13,968,163)	(205)
DECEMBER 31, 2002*	54,667,232	756
Acquisitions	511,715	4
Disposals	(534,158)	(4)
DECEMBER 31, 2003	**54,644,789**	**756**

** 6,000,000 shares were the subject of short term loans to third parties.*

13.5 Dividends

The Board of Directors will propose a gross dividend of EUR 0.40 per share for the year to December 31, 2003. This dividend will be paid on May 24, 2004. These financial statements, prepared before the appropriation of profits do not include provision for the dividend, which is subject to shareholder approval at the Annual General Meeting on April 30, 2004.

NOTE 14 - EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the net profit (Group share) by the weighted average number of shares in circulation during the period, excluding the average number of ordinary shares purchased and held by the Group.

	2003	**2002 pro forma**	**2002**
Net profit/(loss) - Group share in EUR million	257	(121)	(186)
Weighted average number of shares in issue	478,278,668	485,279,429	485,279,429
Earnings/(loss) per share - in EUR	**0.54**	(0.25)	(0.38)

The diluted earnings per share is calculated by taking the financial instruments giving access to the share capital of the consolidating company, whether they are issued by the Company itself or by one of its subsidiaries. The dilution is calculated, instrument-by-instrument, taking into account the conditions existing at the balance sheet date and excluding anti-diluting instruments. Furthermore, the net profit is adjusted so as to eliminate the financing charge, net of tax, corresponding to the diluting instruments.

When funds are collected in the context of the exercise of rights (subscription coupons and options) they are first attributed to the purchase of shares at market price if this is above the exercise price of the right.

In both cases, funds are taken into account on a pro rata basis in the issuing year of diluting instruments and on the first day of the financial years to follow.

	2003	**2002 pro forma**	**2002**
Net profit/(loss) used for the calculation of diluted earnings per share (in EUR million)	257	(121)	(186)
Weighted average number of shares in issue used for the calculation of diluted earnings per share	478,278,668	485,279,429	485,279,429
Diluted earnings per share in EUR*	**0.54**	(0.25)	(0.38)

** Diluted earnings per share are equivalent to basic earnings per share. Bonds with an option to convert and/or exchange into new or existing shares (O.C.E.A.N.E.) and having an anti-diluting effect have not been considered in the calculation of diluted earnings in accordance with the requirements of IFRS.*

NOTE 15 – MINORITY INTERESTS

In the year ended December 31, 2003 minority interests increased by EUR 69 million, notably due to the inclusion of the result of the minority interests in 2003 (EUR 159 million). This increase has been partially offset by dividend payments to minority interests (EUR 37 million) and consolidation scope adjustments (EUR 87 million).

In the year ended December 31, 2002, minority interests increased by EUR 603 million, primarily due to the Arbed/Aceralia acquisition (EUR 865 million). In addition, the variation included a reduction of 1.39% in minority interests in Usinor following the public share for share offer and an increase in foreign exchange differences (EUR -297 million) due to the depreciation of the Brazilian Real against the euro in the Brazilian Belgo Mineira sub-group.

NOTE 16 – INTEREST-BEARING LIABILITIES

In EUR million	**2003**	**2002**
Convertible debenture loans	1,488	1,495
Non-convertible debenture loans	1,914	1,170
Subordinated loans repayable by shares	-	250
Amounts owed to credit institutions	1,268	1,335
Amounts owed on fixed assets held under finance leases	35	40
Fair value of interest rate hedge instruments	3	81
Borrowings and other financial debt	163	223
LONG TERM BORROWINGS	**4,871**	**4,594**
Short term element of debenture loans	57	56
Amounts owed to credit institutions	220	580
Commercial paper	619	909
Current bank borrowings	215	493
Net financing linked to securitisation programmes *	-	1,097
Subordinated loans repayable by shares	-	189
Amounts owed on fixed assets held under finance leases	5	11
Accrued interest payable	110	96
Borrowings and other financial debt	325	390
SHORT TERM BORROWINGS	**1,551**	**3,821**

** This financing is no longer applicable as at December 31, 2003 as a result of the termination of the securitisation programmes and the establishment of the receivables sale programme, as referred to at Note 10 above.*

16.1 Convertible debenture loans

In December 1998 Usinor issued 29,761,904 bonds with an option to convert and/or exchange into new or existing shares (O.C.E.A.N.E.) for EUR 12.81 with a maturity date of January 1, 2006. The bonds can be repurchased or redeemed in advance, at the discretion of the issuer, and are convertible or exchangeable at the rate of one share for one bond. If not converted the bonds are redeemable at maturity for EUR 14.20.

On February 18, 2000 Usinor issued 25,000,000 bonds with an option to convert and/or exchange into new or existing shares (O.C.E.A.N.E.) for EUR 19.87 with a maturity date of January 1, 2005. The bonds can be repurchased or redeemed in advance, at the discretion of the issuer, and are convertible or exchangeable at the rate of one share for one bond. If not converted, the bonds are redeemable at maturity for EUR 19.87.

On the conclusion of the Public Exchange Offers 24,680,648 "O.C.E.A.N.E. Usinor 2005" (representing 98.72%) and 27,720,876 "O.C.E.A.N.E. Usinor 2006" (representing 97.01%) were converted into Arcelor O.C.E.A.N.E. debentures.

In June 2002, Arcelor issued convertible bonds for a nominal amount of EUR 750 million represented by 38,961,038 bonds. The maturity date is 2017 with an annual interest rate of 3%.

In the period following the Public Exchange Offers, "Arbed 3.25% senior convertible note 2004" bonds were converted into 8,775,712 Arcelor shares. The remaining non-converted bonds were redeemed in advance on April 27, 2002.

Convertible debenture loans are disclosed in the balance sheet as follows (excluding interest payable):

In EUR million	2003	2002
Nominal value of convertible bonds	1,633	1,640
Share capital element, net of deferred tax	(101)	(101)
Deferred tax liability	(44)	(44)
Liability element included in the balance sheet	**1,488**	**1,495**

16.2 Subordinated loans redeemable by shares

In December 1998, Auxidev (a holding company 100% owned by Indus since September 15, 2003, itself a 100% subsidiary of Usinor since September 16, 2003) issued EUR 259 million in subordinated loan notes redeemable by preference shares (TSAR) with a maturity date of December 31, 2003.
On December 22, 2000, Valinter (a holding company 100% owned by Indus since 15 September 2003, itself a 100% subsidiary of Usinor since 16 September 2003) issued EUR 250 million subordinated loan notes redeemable by preference shares (TSAR) with a maturity date of December 31, 2005.
Both loans were repaid early on June 30, 2003.

16.3 Breakdown by currency (excluding short term debt)

In EUR million	2003	%	2002	%
EUR	4,162	85	3,897	85
USD	530	11	539	12
Other	179	4	158	3
TOTAL	**4,871**	**100**	**4,594**	**100**

16.4 Breakdown by maturity (excluding short term debt)

In EUR million	2003	2002
2004	-	385
2005	917	1,131
2006	1,055	960
2007	331	333
2008	834	-
After more than 5 years	1,734	1,785
TOTAL	**4,871**	**4,594**

16.5 Interest rates

a) Long-term debts

Interest on variable interest debt is mainly linked to EURIBOR and LIBOR rates.

In EUR million	2003	2002
Total taux fixe	**2,171**	**2,833**
Total taux variable	**2,700**	**1,761**
TOTAL	**4,871**	**4,594**

b) Hedging instruments

For the financial year 2003 the net result relating to hedging instruments is a loss of EUR 18 million (2002: loss of EUR 24 million).

16.6 Detail of main individual long-term loans

In EUR million	2003	2002
Arcelor Finance		
Debenture loan 5.375% 1998 / 2006	62	-
Debenture loan 6.385% (USD 120 million) 2003 / 2015	97	-
3-month debenture loan 2003 / 2006	100	-
Debenture loan 6% 2000 / 2005	102	-
Debenture loan 5.125% 2003 / 2010	598	-
Debenture loan 6.125% 2001 / 2008	636	600
3-month EURIBOR loan 2002 / 2006	18	37
3-month EURIBOR loan 2001 / 2009	127	-
3-month EURIBOR loan 2001 / 2007	150	-
3-month EURIBOR loan 2003 / 2007	22	-
3-month EURIBOR loan 2003 / 2007	25	-
3-month EURIBOR loan 2003 / 2005	55	-
Loan 6.4% 2001 / 2011	48	-
Issue of transferable securities	80	-
Loan 4.06% 2003 / 2008	28	-
Other loans	72	-
SUB TOTAL	**2,220**	**637**
Arcelor		
Convertible debenture loan 3.875% 2000 / 2005	487	483
Convertible debenture loan 3% 1998 / 2006	350	330
Convertible debenture loan 3% 2002 / 2017	651	646
Usinor		
3-month EURIBOR loan 2001 / 2007	-	150
Subordinated loan notes redeemable by preference shares - 3-month EURIBOR loan 2000 / 2005 (Valinter)	-	250
Convertible debenture loan 3.875% 2000 / 2005	-	10
Convertible debenture loan 3% 1998 / 2006	-	26
Debenture loan 7.25% (USD 300 million) 1996 / 2006	258	286
Arbed		
Debenture loan 6% 2000 / 2005	-	104
Debenture loan 5.375% 1998 / 2006	-	62
EURIBOR loan 2000 / 2007	40	40
3-month EURIBOR loan 2002 / 2007	-	50
3-month EURIBOR loan 2000 / 2006	70	48
Loan 4.75% 2000 / 2006	-	23
3-month EURIBOR loan 2001 / 2011 (AIS Finance)	125	120
Aceralia		
3-month EURIBOR loan 2000 / 2013	100	100
Sidmar Finance		
Debenture loan 5.75% 1997 / 2004	-	50
Belgo Mineira		
LIBOR loan 1998 / 2013 (USD 66 million) - Guilman	-	63
Loan 10% 2001 / 2004 (USD 30 million) - BMU	-	29
Loan 10% 2001 / 2004 (USD 30 million) - BMU	-	29
TJLP loan 1998 / 2010 (BRL 97 million) - BMP	25	26
IGPM loan 2003 / 2011 (BRL 83 million) - BMPS	19	-
LIBOR loan 2003 / 2006 (BRL 65 million) - Belgo Mineira	17	-
Loan IGPM 2003 / 2017 (BRL 28 million) - BMPS	7	-

16.6 Detail of main individual long-term loans (continued)

In EUR million	2003	2002
Vega do Sul		
LIBOR loan 2002 / 2014 (USD 50 million)	40	-
LIBOR loan 2002 / 2012 (USD 83 million)	66	-
TJLP loan 2002 / 2010 (BRL 179 million)	49	-
Cockerill Sambre		
EURIBOR loan 1997 / 2005 (BEF 1 billion)	-	12
Other loans	347	1,020
TOTAL	**4,871**	**4,594**

NOTE 17 – EMPLOYEE BENEFITS

17.1 Nature of commitments

The majority of the companies included in the Arcelor group consolidation scope are European entities. According to the laws and regulations in effect in these countries additional benefits can be granted to staff.

Where these benefits granted to staff result in a future obligation for the Group a provision is calculated on the basis of an actuarial valuation method. The Group uses independent actuaries to calculate the amounts of these commitments. Moreover, an independent firm is responsible for the coordination and supervision of all these actuarial calculations for the Group.

In the majority of the countries in which the Group operates there is no requirement to cover retirement or medical obligations by entering into contracts with external assurance companies or pension funds except for Belgium, Spain and the United States where such hedging is compulsory ("funded obligations").

These legal requirements primarily affect Sidmar in Belgium and J&L Specialty Steel in the United States (retirement and additional medical coverage). Some other subsidiary companies (primarily Usinor S.A. in France) have also elected to cover, partly or completely, their retirement obligations through contracts with assurance companies. Independent actuaries evaluate these external policies.

The difference between the current value of such commitments and that of the external insurance policies designed to cover such commitments (EUR 283 million in total, including all benefits) represents the net liability of the Group in respect of such benefits. This does not represent an overall funding shortfall but rather, in almost all cases, financing options entered into by the subsidiaries.

17.2 Financial information

17.2.1 Details of provisions by type of commitment

Pre-retirement plans have been reclassified to the balance sheet caption "Provisions for contract termination indemnities" (note 18).

Provisions for pensions and other benefits are broken down as follows:

In EUR million	2003	2002
Additional pension plans	1,218	1,128
Leaving indemnities	391	377
Early retirement plans	75	49
Work medals	49	43
TOTAL PROVISION FOR PENSION PLANS AND SIMILAR BENEFITS	**1,733**	**1,597**

Charges for the year in respect of all of these additional benefits granted to staff (including the interest charge linked to the discounting of commitments) are disclosed under the caption "Staff costs" in the income statement, as detailed in Note 21.

17.2.2 Additional pension plans

	France		Belgium		Germany		Luxembourg		United States		Other		Total	
In EUR million	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Financial assets														
Opening balance	27	25	257	14	7	7	-	-	76	89	88	51	**455**	186
Changes in consolidation scope	-	-	-	219	-	-	-	-	-	11	-	41	**-**	271
Investment return recorded	(7)	2	16	9	-	-	-	-	11	(10)	5	2	**25**	3
Additional contributions	-	-	31	24	-	-	1	-	3	8	6	5	**41**	37
Benefits paid out	(1)	-	(10)	(9)	-	-	-	-	(9)	(9)	(6)	(3)	**(26)**	(21)
Acquisitions / disposals / liquidations	-	-	-	-	-	-	-	-	-	-	(16)	-	**(16)**	-
Exchange differences	-	-	-	-	-	-	-	-	(13)	(13)	(6)	(8)	**(19)**	(21)
CLOSING BALANCE	**19**	27	**294**	257	**7**	7	**1**	-	**68**	76	**71**	88	**460**	455
Balance sheet provisions														
Actuarial value of liabilities covered by financial assets	137	120	309	256	7	7	2	-	136	128	75	89	**666**	600
Fair value of financial assets	(19)	(27)	(294)	(257)	(7)	(7)	(1)	-	(68)	(76)	(71)	(88)	**(460)**	(455)
Sub-total	**118**	93	**15**	(1)	**-**	-	**1**	-	**68**	52	**4**	1	**206**	145
Net asset situation resulting from financial assets covering commitments	-	-	-	-	1	-	-	-	-	-	8	-	**9**	-
Actuarial value of liabilities not covered by financial assets	519	543	21	19	337	307	177	152	6	11	6	5	**1,066**	1,037
Unrealised actuarial (gains) / losses	6	(32)	(17)	6	(7)	-	(21)	-	(1)	(28)	(11)	1	**(51)**	(53)
Unrealised cost of changes in pension scheme type	-	-	-	-	(9)	-	(3)	-	-	(1)	-	-	**(12)**	(1)
BALANCE SHEET PROVISION	**643**	604	**19**	24	**322**	307	**154**	152	**73**	34	**7**	7	**1,218**	1,128
Breakdown of charge for the period														
Cost of past services	41	45	10	11	4	3	7	2	3	3	7	17	**72**	81
Interest charge	45	46	16	14	17	8	10	7	9	9	6	4	**103**	88
Discounted return on assets	(2)	(1)	(15)	(12)	-	-	-	-	(6)	(8)	(5)	(5)	**(28)**	(26)
Realised actuarial (gains) / losses during the period	(3)	3	-	-	-	-		-	47	-	-	-	**44**	3
Amortisation of cost of changes in pension scheme type or retroactive benefits paid	-	-	12	-	1	1	2	1	-	5	(7)	-	**8**	7
Reductions and liquidations	(1)	-	-	-	-	-	-	-	-	-	-	-	**(1)**	-
CHARGE FOR THE PERIOD	**80**	93	**23**	13	**22**	12	**19**	10	**53**	9	**1**	16	**198**	153
Movements in balance sheet provision														
Opening provision	604	535	24	21	307	22	152	-	34	34	7	-	**1,128**	612
Changes in consolidation scope	(3)	7	-	19	-	294	-	151	-	5	-	6	**(3)**	482
Exchange differences	-	-	-	-	-	-	-	-	(11)	(5)	(1)	(1)	**(12)**	(6)
Net asset situation resulting from financial assets covering commitments	-	-	-	-	1	-	-	-	-	-	8	-	**9**	-
Reclassification of provisions	-	-	3	-	16	-	-	-	-	-	-	-	**19**	-
Disbursements	(38)	(31)	(31)	(29)	(24)	(21)	(17)	(9)	(3)	(9)	(8)	(14)	**(121)**	(113)
Charge for the period	80	93	23	13	22	12	19	10	53	9	1	16	**198**	153
CLOSING PROVISION	**643**	604	**19**	24	**322**	307	**154**	152	**73**	34	**7**	7	**1,218**	1,128

17.2.2 Additional pension plans (continued)

	France		Belgium		Germany		Luxembourg		United States		Other		Total	
In EUR million	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Main actuarial assumptions														
Discount rate	5.75%	5.75%	5.75%	5.75%	5.75%	5.75%	5.75%	5.75%	6.07%	6.75%	-	-	**-**	-
Rate of return on financial assets	5.75%	5.75%	5.75%	5.75%	4.00%	5.75%	4.00%	5.75%	9.07%	9.00%	-	-	**-**	-
Average rate of salary increase	3.00%	3.00%	3.00%	3.00%	2.54%	3.00%	2.71%	3.00%	3.18%	3.00%	-	-	**-**	-
Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	-	-	**-**	-
Defined contribution schemes														
Contributions during the period	-	-	9	9	-	2	-	-	2	1	-	-	**11**	12

17.2.3 Leaving indemnities

	France		Other		Total	
In EUR million	**2003**	2002	**2003**	2002	**2003**	2002
Financial assets						
Opening balance	13	13	-	-	**13**	13
Changes in consolidation scope	-	-	-	-	**-**	-
Investment return recorded	(1)	-	-	-	**(1)**	-
Additional contributions	-	-	-	-	**-**	-
Benefits paid out	-	-	-	-	**-**	-
Acquisitions / disposals	-	-	-	-	**-**	-
Exchange differences	-	-	-	-	**-**	-
CLOSING BALANCE	**12**	13	**-**	-	**12**	13
Balance sheet provisions						
Actuarial value of liabilities covered by financial assets	15	21	-	-	**15**	21
Fair value of financial assets	(12)	(13)	-	-	**(12)**	(13)
Sub-total	**3**	8	**-**	-	**3**	8
Actuarial value of liabilities not covered by financial assets	260	253	35	30	**295**	283
Unrealised actuarial (gains) / losses	94	86	(1)	-	**93**	86
Unrealised cost of changes in pension scheme type	-	-	-	-	**-**	-
BALANCE SHEET PROVISION	**357**	347	**34**	30	**391**	377
Breakdown of charge for the period						
Cost of past services	11	11	2	5	**13**	16
Interest charge	17	15	1	-	**18**	15
Discounted return on assets	-	-	-	-	**-**	-
Realised actuarial (gains) / losses during the period	(6)	(6)	-	-	**(6)**	(6)
Amortisation of cost of changes in pension scheme type or retroactive benefits paid	-	-	-	-	**-**	-
Reductions and liquidations	(2)	-	-	-	**(2)**	-
CHARGE FOR THE PERIOD	**20**	20	**3**	5	**23**	25

17.2.3 Leaving indemnities (continued)

In EUR million	France 2003	France 2002	Other 2003	Other 2002	Total 2003	Total 2002
Movements in balance sheet provision						
Opening provision	347	337	30	29	**377**	366
Changes in consolidation scope	-	-	4	-	**4**	-
Exchange differences	-	-	-	-	**-**	-
Disbursements	(10)	(10)	(3)	(4)	**(13)**	(14)
Charge for the period	20	20	3	5	**23**	25
CLOSING PROVISION	**357**	347	**34**	30	**391**	377
Main actuarial assumptions						
Discount rate	5.75%	5.75%	-	-	**-**	-
Rate of return on financial assets	5.75%	5.75%	-	-	**-**	-
Average rate of salary increase	3.00%	3.00%	-	-	**-**	-
Inflation rate	2.00%	2.00%	-	-	**-**	-

17.2.4 Other benefits (medical insurance, work medals)

In EUR million	France 2003	France 2002	United States 2003	United States 2002	Other 2003	Other 2002	Total 2003	Total 2002
Financial assets								
Opening balance	-	-	5	8	-	-	**5**	8
Changes in consolidation scope	-	-	-	-	-	-	**-**	-
Investment return recorded	-	-	2	(2)	-	-	**2**	(2)
Additional contributions	-	-	-	4	-	-	**-**	4
Benefits paid out	-	-	-	(5)	-	-	**-**	(5)
Acquisitions / disposals	-	-	-	-	-	-	**-**	-
Exchange differences	-	-	(1)	-	-	-	**(1)**	-
CLOSING BALANCE	**-**	-	**6**	5	**-**	-	**6**	5
Balance sheet provisions								
Actuarial value of liabilities covered by financial assets	-	-	80	59	-	-	**80**	59
Fair value of financial assets	-	-	(6)	(5)	-	-	**(6)**	(5)
Sub-total	**-**	-	**74**	54	**-**	-	**74**	54
Actuarial value of liabilities not covered by financial assets	36	44	2	2	12	2	**50**	48
Unrealised actuarial (gains) / losses	-	(2)	1	(6)	-	-	**1**	(8)
Unrealised cost of changes in pension scheme type	-	-	(1)	(2)	-	-	**(1)**	(2)
BALANCE SHEET PROVISION	**36**	42	**76**	48	**12**	2	**124**	92
Breakdown of charge for the period								
Cost of past services	1	2	2	4	-	2	**3**	8
Interest charge	2	2	4	4	1	-	**7**	6
Discounted return on assets	-	-	-	(1)	-	-	**-**	(1)
Realised actuarial (gains) / losses during the period	(1)	-	38	-	-	-	**37**	-
Amortisation of cost of changes in pension scheme type or retroactive benefits paid	-	-	-	(17)	-	-	**-**	(17)
Reductions and liquidations	-	-	-	-	-	-	**-**	-
CHARGE FOR THE PERIOD	**2**	4	**44**	(10)	**1**	2	**47**	(4)

17.2.4 Other benefits (medical insurance, work medals) (continued)

In EUR million	France 2003	France 2002	United States 2003	United States 2002	Other 2003	Other 2002	Total 2003	Total 2002
Movements in balance sheet provision								
Opening provision	42	43	48	72	2	-	**92**	115
Changes in consolidation scope	(1)	4	-	-	-	(1)	**(1)**	3
Exchange differences	-	-	(12)	(10)	-	-	**(12)**	(10)
Reclassification of provisions	-	-	-	-	10	-	**10**	-
Disbursements	(7)	(9)	(4)	(4)	(1)	1	**(12)**	(12)
Charge for the period	2	4	44	(10)	1	2	**47**	(4)
CLOSING PROVISION	**36**	42	**76**	48	**12**	2	**124**	92
Main actuarial assumptions								
Discount rate	5.75%	5.75%	6.01%	6.75%	-	-	**-**	-
Rate of return on financial assets	5.75%	5.75%	9.00%	9.00%	-	-	**-**	-
Average rate of salary increase	3.00%	3.00%	3.03%	3.00%	-	-	**-**	-
Inflation rate	2.00%	2.00%	2.00%	2.00%	-	-	**-**	-

NOTE 18 – PROVISIONS FOR CONTRACT TERMINATION INDEMNITIES

Provisions for contract termination indemnities reflect social commitments the Group has made in the context of its restructuring plans as announced in the year (which may or may not subsequently become early retirement plans) or early retirement plans linked to collective agreements signed with certain categories of employees.

In EUR million	Social provisions	Early retirement plans	Total
Opening balance	**330**	**364**	**694**
Increase in provision	64	70	**134**
Utilisation and reversal	(69)	(106)	**(175)**
Transfer of amounts previously booked to negative goodwill	148	19	**167**
Reclassifications (social plans transformed into early retirement plans during the year)	(184)	184	**0**
Other reclassifications, changes in consolidation scope and foreign exchange variations	(20)	-	**(20)**
CLOSING BALANCE	**269**	**531**	**800**

Charges for the period relating to social provisions are recorded in "Other operating charges" in the income statement. Charges for the period relating to early retirement plans are recorded in "Staff costs" in the income statement as detailed in Note 21.

18.1 Social provisions

Social provisions at the year-end include estimated indemnities under the following restructuring plans:

- Flat carbon steel sector (EUR 148 million);
- Stainless steel sector (EUR 44 million), social provisions relating to the closure of the Creusot and Ardoise sites and to the restructuring of Ugitech S.A.; and
- Distribution, processing and trading sector (EUR 10 million).

The restructuring plan of Eko Stahl as initiated in 2003 (EUR 11 million) was immediately implemented by means of early retirement plans. The charge and corresponding provision are thus directly included under "early retirements".

The Delta plan for operations in the Walloon region (EUR 162 million) and the FIT plan in Germany (EUR 58 million), initiated in 2002, have been partially implemented in the form of early retirement plans during the year.

18.2 Early retirement plans

An actuary reviews early retirement plans, which are either part of restructuring measures or collective agreements. The main assumptions and the movements during the year are summarised in the following table:

	Belgium		Germany		Luxembourg		Other		Total	
In EUR million	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Balance sheet provision										
Actuarial value of commitments	399	245	62	46	17	33	46	37	**524**	361
Unrecognised actuarial gains / losses	2	3	(4)	-	8	-	1	-	**7**	3
BALANCE SHEET PROVISION	**401**	248	**58**	46	**25**	33	**47**	37	**531**	364
Breakdown of charge for the period										
Cost of past services	5	13	7	22	1	1	9	10	**22**	46
Interest charge	15	12	2	2	1	-	2	2	**20**	16
Actuarial gains / losses recognised during the period	-	-	-2	-	-	-	-	-	**(2)**	-
Amortisation of cost of changes in pension scheme type or retroactive benefits paid	19	-	11	-	-	-	-	-	**30**	-
CHARGE FOR THE PERIOD	**39**	25	**18**	24	**2**	1	**11**	12	**70**	62
Movements in balance sheet provision										
Opening provision	248	142	46	10	33	-	37	-	**364**	152
Changes in consolidation scope	-	132	-	15	-	34	-	26	**-**	207
Exchange differences	-	-		-	-	-	-	-	**-**	-
Transfer of amounts previously recorded under negative goodwill	19	-	-	-	-	-	-	-	**19**	-
Reclassification (social plans transformed into early retirement plans during the year)	175	-	6	-	-	-	3	-	**184**	-
Disbursements	(80)	(51)	(12)	(3)	(10)	(2)	(4)	(1)	**(106)**	(57)
Charge for the period	39	25	18	24	2	1	11	12	**70**	62
CLOSING PROVISION	**401**	248	**58**	46	**25**	33	**47**	37	**531**	364
Main actuarial assumptions										
Discount rate	5.75%	5.75%	5.75%	5.75%	5.75%	5.75%	-	-	**-**	-
Average rate of salary increase	2.31%	3.00%	1.53%	3.00%	3.00%	3.00%	-	-	**-**	-
Inflation rate	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	-	-	**-**	-

NOTE 19 – OTHER PROVISIONS

In EUR million	Restructuring costs	Commercial risks	Environmental risks	Other risks	Total
Opening balance	**51**	**92**	**195**	**701**	**1,039**
Increase in provisions	53	47	23	220	**343**
Utilisation and reversal	(38)	(44)	(24)	(206)	**(312)**
Transfer of amounts previously booked in negative goodwill	20		54		**74**
Reclassifications, changes in consolidation scope and exchange differences	19	(12)	1	44	**52**
TOTAL PROVISIONS	**105**	**83**	**249**	**759**	**1,196**

In EUR million	**2003**	**2002**
Other long term provisions	983	**849**
Other short term provisions	213	**190**
TOTAL OTHER PROVISIONS	**1,196**	**1,039**

19.1 Provisions for restructuring

Provisions recorded under this heading do not include social commitments which are separately disclosed under "Provisions for contract termination indemnities" detailed at Note 18.
Provisions for restructuring comprise provisions established in respect of charges for the restoration of sites currently under restructuring.
By sector, restructuring provisions are analysed as follows:
- Flat Carbon Steel: EUR 47 million
- Stainless Steel: EUR 32 million
- Other: EUR 26 million

19.2 Commercial risks

Commercial risks primarily include litigation with customers, bad debts, losses on contracts and termination losses as well as guarantees and other items.

19.3 Environmental risks

Provisions for environmental risks, analysed by geographic zones, are as follows:

In EUR million	2003	2002
Germany	2	4
Belgium	142	91
France	71	71
Luxembourg	33	28
Other	1	1
TOTAL	**249**	**195**

19.4 Other risks

Other provisions cover, amongst others, the following risks:

In EUR million	2003	2002
Litigation	63	23
Social risks	24	95
Tax risks	149	163
Other risks	523	420
TOTAL	**759**	**701**

NOTE 20 – OTHER AMOUNTS PAYABLE

In EUR million	2003	2002
Fixed asset suppliers	222	248
Prepayments on orders	188	166
Revaluation of foreign currency hedging instruments	25	27
Tax and social security	1,348	1,235
Dividends payable	4	24
Other creditors	298	233
Deferred income	109	90
TOTAL	**2,194**	**2,023**

NOTE 21 – STAFF COSTS

In EUR million	2003	2002 pro forma (unaudited)	2002
Wages and salaries	3,395	3,500	3,243
Social charges	1,095	1,086	1,020
Contributions to defined contribution pension schemes	11	12	12
Charges for the year in respect of additional employee benefits giving rise to provisions	338	254	236
Employee profit-sharing scheme	69	37	32
Other	163	174	156
TOTAL STAFF COSTS	**5,071**	**5,063**	**4,699**

NOTE 22 - NET FINANCING RESULT

In EUR million	2003	2002 Pro forma (unaudited)	2002
Interest income	192	243	185
Interest charges	(408)	(527)	(527)
Dividends received	29	27	27
Gains on foreign exchange	751	710	710
Losses on foreign exchange	(749)	(695)	(695)
Charges linked to securitisation programmes *	(7)	(73)	(73)
Fair value revaluation of financial instruments	26	(6)	(6)
Impairment of financial assets	(43)	(83)	(83)
Losses on the disposal of financial assets	(27)	(28)	(28)
Other	(85)	(32)	56
TOTAL	**(321)**	**(464)**	**(434)**

** This financing is no longer applicable as at December 31, 2003 as a result of the termination of the securitisation programmes and the establishment of the receivables sale programme, as referred to at note 10 above.*

NOTE 23 - TAXATION

Tax charge

Tax analysis:

In EUR million	2003	2002
Current tax	(46)	(124)
Deferred tax	(95)	(364)
TOTAL TAXATION	**(141)**	**(488)**

Reconciliation between the tax charge and the result before tax:

In EUR million	2003	2002
Net profit	257	(186)
Minority interests	159	46
Net profit from companies accounted for using the equity method	(140)	(102)
Tax charge	141	488
PROFIT BEFORE TAX	**417**	**246**
Theoretical tax charge (30.96% in 2003, 33.74% in 2002)	(129)	(83)
Reconciliation:		
Permanent differences	26	(74)
Operations taxed at reduced rates	1	34
Variations in tax rates	1	(77)
Adjustment of deferred tax assets recognised in previous periods	(42)	(290)
Tax credits and other taxes	2	2
EFFECTIVE TAX CHARGE	**(141)**	**(488)**

Permanent differences are primarily due to the following:

In EUR million	2003	2002
Impairment of property, plant and equipment	(94)	(62)
Goodwill and surplus amortisation	34	35
Profit on disposal exempt from tax	43	-
Other charges and income, not deductible / not taxable	43	(47)
TOTAL	**26**	**(74)**

Deferred tax

The movement in the balance sheet provision for deferred tax liabilities is analysed as follows:

In EUR million	2003	2002
Balance as at January 1	359	102
Expense / (revenue) for the period	21	(1)
Arbed / Aceralia acquisition	-	150
Impact of fluctuations in exchange rates and reclassifications	(96)	64
Other variations (*)	5	44
BALANCE AS AT DECEMBER 31	**289**	**359**

(*)Deferred tax is booked directly to equity.

The movement in the balance sheet asset for deferred tax assets is analysed as follows:

In EUR million	2003	2002
Balance as at January 1	1,523	1,396
Expense / (revenue) for the period	(32)	(75)
Deferred tax asset adjustments relating to prior periods	(42)	(290)
Arbed / Aceralia acquisition	-	396
Impact of movements in exchange rates, consolidation scope and reclassifications	(13)	74
Other variations (*)	-	22
BALANCE AS AT DECEMBER 31	**1,436**	**1,523**

(*)Deferred tax is booked directly to equity.

Origin of the deferred tax assets and liabilities:

	Assets		Liabilities		Net	
In EUR million	**2003**	2002	**2003**	2002	**2003**	2002
Intangible assets	6	6	(1)	-	5	6
Property, plant and equipment	326	391	(422)	(385)	(96)	6
Inventories	134	161	(13)	(11)	121	150
Financial instruments	2	-	(40)	(42)	(38)	(42)
Other assets	99	64	(65)	(125)	34	(61)
Provisions:	660	640	(161)	(137)	499	503
of which pensions	*267*	*306*	*(5)*	*(6)*	*262*	*300*
of which other social provisions	*160*	*155*	*(17)*	*(12)*	*143*	*143*
of which other provisions	*233*	*179*	*(139)*	*(119)*	*94*	*60*
Other liabilities	131	228	(122)	(140)	9	88
Tax losses brought forward	613	514	-	-	613	514
DEFERRED TAX ASSETS / (LIABILITIES)	**1,971**	**2,004**	**(824)**	**(840)**	**1,147**	**1,164**
Deferred tax assets					1,436	1,523
Deferred tax liabilities					(289)	(359)
NET BALANCE					**1,147**	**1,164**

As at December 31, 2003, the Group's brought forward tax losses have the following maturities:

In EUR million	**2003**	**2002**
2003		41
2004	114	25
2005	15	9
2006	21	240
2007	108	-
2007 and beyond		1,009
2008 and beyond	721	-
No maturity date	4,708	3,320
TOTAL	**5,687**	**4,644**
Other tax credits (long-term depreciation)	1,590	697

Deferred tax assets not recognised by the Group apply to the following elements as at December 31, 2003:

In EUR million	Gross amount	Total deferred tax assets	Recognised deferred tax assets	Unrecognised deferred tax assets
Tax losses brought forward	5,687	1,961	613	1,348
Other tax credits (long term losses)	1,590	546	-	546
Property, plant and equipment	2,217	791	326	465
Other	3,253	1,125	1,032	93
TOTAL		**4,423**	**1,971**	**2,452**

NOTE 24 – RELATED PARTY DISCLOSURES

The consolidated financial statements include transactions carried out by the Group in the normal course of business with its non-consolidated entities and entities accounted for using the equity method. Transactions are recorded at market prices.

24.1 Loans and guarantees given

In EUR million	**2003**	**2002**
Loans (including short-term loans) to non-consolidated companies	256	309
Guarantees granted to non-consolidated companies	115	24

24.2 Purchases and sales of goods and services

In EUR million	**2003**	**2002**
Sales	684	744
Purchases	409	458

24.3 Remuneration of members of management

In EUR million	**2003**	**2002**
Board of Directors and General Management	5.9	5.3

Additional detail on remuneration is provided in the chapter on Corporate Governance of the annual report.

NOTE 25 – DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses derivative financial instruments to hedge its exposure to fluctuations in interest rates, exchange rates and the price of raw materials. The Group manages the counter party risk associated with these instruments by centralising its commitments and by applying procedures which specify, for each type of transaction, risk limits and/or the characteristics of the counter party. The Group does not generally grant to or require from its counter parties guarantees over the risks incurred.

Risks associated with exchange rates, interest rates and the price of base metals of all Group companies are subject to centralised management at parent company level. The main exceptions to this rule are the North and South American group companies. These companies manage their market risks in consultation with the parent company.

Interest rate risk

The Group uses several types of instruments for the management of interest rate risk in order to optimise its financial expenses, to hedge exchange risk related to loans in foreign currencies and to manage the split between fixed and variable rate loans.

Interest rate exchange contracts ("swaps") allow the Group to borrow long-term at variable rates and to swap the rate of this debt either from the start or during the period of the loan. The Group and its counter party exchange, at predefined intervals, the difference between the agreed fixed rate and the variable rate, calculated on the basis of the notional amount of the swap.

Similarly, swaps may be used for the exchange of one foreign currency against another, within the framework of exchange risk management, or for the exchange of variable rates against other variable rates.

FRAs ("forward rate agreements") and futures contracts on interest rates are primarily used by the Group to hedge the rates paid on loans and variable rate financial instruments or, in particular cases, on existing or future loans. Similarly, futures contracts are used by the Group to hedge the difference in rates between two currencies in particular cases and within the framework of exchange risk management. These contracts are either commitments to buy (or sell) a financial instrument at a future date and at an agreed price, or to receive (or pay) at a future date the difference between two given rates. Certain instruments can be settled in cash, others can be settled through the delivery of the underlying asset or in cash. The Group will generally only commit itself to highly liquid term contracts, such as EURIBOR or Eurodollar futures.

Where applicable, initial and daily margin calls on term contracts are paid or collected in cash. Futures contracts carry a low credit risk since exchanges are made through a clearing-house. FRAs are generally only entered into with major banking institutions.

In addition, the Group may buy (or sell) options on interest rates, caps (ceiling rates) or collars within the framework of its hedging strategy on loans and variable rate financial instruments. Rate options give the right to the buyer, upon payment of a premium, and at a given date or during a given period, to buy (or sell) from the seller of the option a financial instrument at an agreed price and/or to receive (or pay) the difference between two given rates or prices.

Interest rate derivatives used by the Group to cover variations in the value of fixed rate loans are qualified as fair value hedges according to IAS 39. These derivatives are revalued at the balance sheet date and have an impact on the net profit or loss. This impact is neutralised by a similar revaluation of the hedged part of the associated loans.

Other interest rate derivatives do not qualify as hedging instruments according to IAS 39.

As at December 31, 2003, a gross variation of EUR -2.5 million was recorded. (2002: EUR -0.1 million).

All gains and losses on settled hedging instruments are accounted for in the income statement. As at December 31, 2003, a net loss of EUR 18 million was recorded (2002: EUR -23 million).

Exchange rate risk

The Group uses forward purchases and sales of foreign currency and other derivatives to hedge foreign currency transactions of the majority of its subsidiaries. The common practice of the Group is to invoice clients in their own currency.

The Group also uses these instruments at consolidation level to hedge debt recorded in foreign currency or the balance sheet risk incurred on certain assets. The general policy of the Group is to hedge exchange risk on transactions completely. However, as an exception to this general policy, for certain currencies and for risks and amounts that are clearly identified and authorised by management, the Group may either hedge in anticipation or not hedge transactional risks.

With regard to exchange risk on debt, the Group policy is that each entity borrows in its own currency. There may be exceptions to this policy at Group level, within the framework of arbitrage between the relative levels of interest rate and the exchange risk, or in an attempt to hedge a balance sheet risk on one or more identified assets.

Not all derivatives used by the Group to hedge its exchange risks qualify as hedging instruments according to IAS 39 to the extent that they are managed in an overall manner.

As at December 31, 2003, the reporting of these derivatives at market value in the balance sheet led to a loss of EUR 8.5 million (2002: EUR –1 million).

Raw material risk

The Group uses financial instruments (forward purchases, options and swaps on commodities) in order to reduce the volatility risk of certain raw materials. The Group is exposed to risks on raw materials both via the purchase of its own raw materials and via sales contracts.

The Group manages its risk on raw materials in an overall fashion. Derivatives on raw materials used by the Group are therefore not qualified as effective hedging instruments according to IAS 39.

As at December 31, 2003, the reporting of these derivatives at market value in the balance sheet led to a loss of EUR 49.6 million (2002: EUR –1 million).

Trading risk

If there are open positions and limited levels of profit or loss as well as defined maturity dates, the Group carries out trading operations on the basis of the risks associated with interest rates, exchange rates and raw material prices. Open positions on these transactions are not significant with regard to the volume of hedging operations dealt or the general rate risk. In this respect, the types of instruments and the currencies that may be used, as well as the maximum risk exposure are determined at management level. Such risks are monitored on a daily basis. In 2003 and in 2002 the net profit or loss on trading operations was not significant to the Group's results.

The portfolio of financial instruments as at December 31, 2003 is as follows:

2003						
In EUR million	Notional amount	Market value	Residual maturity < 1 year	1 - 5 years	> 5 years	Average rate [*]
INTEREST RATE INSTRUMENTS						
Interest rate and currency swaps						
Fixed rate borrowings	10	1	10	-	-	7.71%
Fixed rate lendings	11	-	11	-	-	6.75%
Variable / Variable	-	-	-	-	-	-
Interest rate swaps - Fixed rate borrowings						
EUR	54	2	4	50	-	4.19%
Foreign currency	238	(1)	-	238	-	2.74%
Interest rate swaps - Fixed rate loans						
EUR	1,529	45	229	700	600	4.66%
USD	333	21	-	238	95	5.51%
Other currencies	-	-	-	-	-	-
Interest rate swaps - Variable/ Variable	120	1	32	88		2.46%
Swaptions - Purchases	-	-	-	-	-	-
Swaptions - Sales	-	-	-	-	-	-
FRA contracts - Purchases	500	-	500	-	-	2.68%
FRA contracts - Sales	400	-	400	-	-	2.86%
Cap purchases	100	-	100	-	-	4.50%
Cap sales	50	-	50	-	-	4.50%
Floor purchases	-	-	-	-	-	-
Floor sales	-	-	-	-	-	-
Barrier swaps	-	-	-	-	-	-
EXCHANGE RATE INSTRUMENTS						
Forward purchase of foreign currency	570	(61)	566	4	-	-
Forward sale of foreign currency	619	95	619	-	-	-
Exchange options - Purchases	45	-	45	-	-	-
Exchange options - Sales	-	-	-	-	-	-
RAW MATERIALS						
Term contracts - Sales	34	(5)	33	1	-	-
Term contracts - Purchases	215	53	200	15	-	-
Swaps using raw materials pricing index	-	-	-	-	-	-
Options - Sales	-	-	-	-	-	-
Options - Purchases	-	-	-	-	-	-

[*] *Average fixed rates are determined on the basis of the euro and foreign currency rates. Variable rates are generally based on EURIBOR or LIBOR.*

The portfolio of financial instruments as at December 31, 2002 is as follows:

	2002					
In EUR million	Notional amount	Market value	Residual maturity < 1 year	Residual maturity 1 - 5 years	Residual maturity > 5 years	Average rate [1]
INTEREST RATE INSTRUMENTS						
Interest rate and currency swaps						
Fixed rate borrowings	33	-	22	11	-	5.88%
Fixed rate lendings	-	-	-	-	-	-
Variable / Variable	11	-	-	11	-	3.20%
Interest rate swaps - Fixed rate borrowings						
EUR	187	1	83	104	-	3.99%
Foreign currency	29	-	-	29	-	6.69%
Interest rate swaps - Fixed rate loans						
EUR	1,111	57	110	401	600	5.18%
USD	286	29	-	286	-	5.70%
Interest rate swaps - Variable / Variable	299	2	251	48	-	2.85%
Swaptions - Purchases	50	-	50	-	-	5.20%
Swaptions - Sales	50	-	50	-	-	5.20%
FRA contracts - Purchases	160	-	160	-	-	3.86%
FRA contracts - Sales	50	-	50	-	-	4.79%
Cap purchases	339	-	91	248	-	4.64%
Cap sales	50	-	-	50	-	4.50%
Floor purchases	137	-	137	-	-	4.19%
Floor sales	77	-	77	-	-	4.00%
Barrier swaps	-	-	-	-	-	-
EXCHANGE RATE INSTRUMENTS						
Forward purchase of foreign currency	325	(31)	315	10	-	-
Forward sale of foreign currency	928	38	928	-	-	-
Exchange options - Purchases	-	-	-	-	-	-
Exchange options - Sales	-	-	-	-	-	-
RAW MATERIALS						
Term contracts - Sales	10	-	10	-	-	-
Term contracts - Purchases	187	(7)	160	27	-	-
Swaps using raw materials pricing index	-	-	-	-	-	-
Options - Sales	-	-	-	-	-	-
Options - Purchases	-	-	-	-	-	-

[1] Average fixed rates are determined on the basis of the euro and foreign currency rates. Variable rates are generally based on EURIBOR or LIBOR.

NOTE 26 – COMMITMENTS GIVEN AND RECEIVED

Commitments detailed in this note do not include the commitments detailed at Note 25.

26.1 Commitments given

In EUR million	**2003**	**2002**
Guarantees on third-party loans	779	212
Discounted bills (not yet at maturity)	33	23
Liabilities guaranteed by assets	65	441
SUB-TOTAL OF COMMITMENTS ON LOANS (UTILISATION)	**877**	**676**
Commitments to buy or dispose of fixed assets	380	323
Other commitments given	366	328
TOTAL COMMITMENTS GIVEN	**1,623**	**1,327**

26.2 Commitments received

In EUR million	**2003**	**2002**
Endorsements and guarantees received from non-consolidated companies	138	120
Other commitments received	134	255
TOTAL COMMITMENTS RECEIVED	**272**	**375**

As at December 31, 2003, Arcelor Finance S.C.A. has available credit lines, given by financial institutions totalling EUR 4,631 million.

Arcelor Finance S.C.A. has issued letters of comfort via Arcelor S.A. in order to allow group companies that are not consolidated or accounted for under the equity method, to obtain credit lines with financial institutions. These credit lines total EUR 9 million.

NOTE 27 – SEGMENT REPORTING

In accordance with both Group management and internal reporting guidelines, segment reporting information is disclosed by both business activity and by geographic zones.

27.1 Breakdown by activity

Sales between activities are calculated at market price. The operating result is shown after eliminations.

2003 (Figures in EUR million, except for the number of employees)	Flat Carbon Steel	Long Carbon Steel	Stainless Steel	Distribution, Processing, Trading	Other activities	Eliminations	Total
INCOME STATEMENT							
Revenue	13,994	4,381	4,280	7,954	836	(5,522)	25,923
Inter-sector sales	(3,352)	(767)	(121)	(732)	(550)	5,522	-
TOTAL	**10,642**	**3,614**	**4,159**	**7,222**	**286**	**-**	**25,923**
Gross operating profit	1,365	493	23	284	58	5	2,228
Depreciation	(656)	(182)	(486)	(201)	(76)	-	(1,601)
Including non-recurring reductions in value	*(20)*	*(10)*	*(323)*	*(78)*	*(35)*	-	*(466)*
Operating profit (before amortisation of goodwill)	709	311	(463)	83	(18)	5	627
Amortisation of goodwill	65	-	-	42	4	-	111
Including non-recurring reductions in value	-	-	-	*(2)*	-	-	*(2)*
Operating profit	774	311	(463)	125	(14)	5	738
Share in the profit of companies accounted for using the equity method	125	25	(26)	7	9		140
BALANCE SHEET							
Segment assets	11,701	3,631	2,990	3,698	4,829	(6,404)	20,445
Property, plant and equipment	*5,379*	*1,768*	*1,009*	*604*	*187*	-	*8,947*
Investments in companies accounted for using the equity method	967	147	111	133	400	-	1,758
Unallocated assets	-	-	-	-	-	-	2,405
TOTAL CONSOLIDATED ASSETS	**12,668**	**3,778**	**3,101**	**3,831**	**5,229**	**(6,404)**	**24,608**
Segment liabilities	6,032	1,355	1,629	1,875	1,796	(2,253)	10,434
Unallocated liabilities	-	-	-	-	-	-	6,711
TOTAL CONSOLIDATED LIABILITIES	**6,032**	**1,355**	**1,629**	**1,875**	**1,796**	**(2,253)**	**17,145**
Acquisitions of tangible and intangible fixed assets	727	293	194	83	30	-	1,327
OTHER INFORMATION							
Number of employees (average)	48,510	18,115	14,598	15,129	3,160	-	99,512

27.1 Breakdown by activity *(continued)*

2002 *(Figures in EUR million, except for the number of employees)*	Flat Carbon Steel	Long Carbon Steel	Stainless Steel	Distribution, Processing, Trading	Other activities	Eliminations	Total
INCOME STATEMENT							
Revenue	12,312	3,605	4,097	8,780	880	(5,141)	24,533
Inter-sector sales	(3,437)	(670)	(108)	(331)	(595)	5,141	-
TOTAL	**8,875**	**2,935**	**3,989**	**8,449**	**285**	**-**	**24,533**
Gross operating profit	909	484	197	294	(73)	-	1,811
Depreciation	(747)	(153)	(151)	(144)	(39)	-	(1,234)
Including non-recurring reductions in value	*(185)*	-	-	-	-	-	*(185)*
Operating profit (before amortisation of goodwill)	162	331	46	150	(112)	-	577
Amortisation of goodwill	68	(3)	(6)	42	2	-	103
Operating profit	230	328	40	192	(110)	-	680
Share in the profit of companies accounted for using the equity method	28	29	21	7	17	-	102
BALANCE SHEET							
Segment assets	12,183	3,396	3,330	4,495	4,226	(6,300)	21,330
Property, plant and equipment	*5,248*	*1,553*	*1,300*	*928*	*239*	-	*9,268*
Investments in companies accounted for using the equity method	1,008	146	101	111	414	-	1,780
Unallocated assets	-	-	-	-	-	-	2,726
TOTAL CONSOLIDATED ASSETS	**13,191**	**3,542**	**3,431**	**4,606**	**4,640**	**(6,300)**	**25,836**
Segment liabilities	5,353	1,200	1,408	2,033	1,014	(1,339)	9,669
Unallocated liabilities	-	-	-	-	-	-	8,774
TOTAL CONSOLIDATED LIABILITIES	**5,353**	**1,200**	**1,408**	**2,033**	**1,014**	**(1,339)**	**18,443**
Acquisitions of tangible and intangible fixed assets	734	211	173	162	32	-	1,312
OTHER INFORMATION							
Number of employees (average)	50,035	17,953	15,041	19,289	3,238	-	105,556

27.1 Breakdown by activity *(continued)*

2002 pro forma (unaudited) *(Figures in EUR million, except for the number of employees)*	Flat Carbon Steel	Long Carbon Steel	Stainless Steel	Distribution, Processing, Trading	Other activities	Eliminations	Total
INCOME STATEMENT							
Revenue	13,222	4,256	4,248	9,444	910	(5,486)	26,594
Inter-sector sales	(3,600)	(778)	(120)	(379)	(609)	5,486	-
TOTAL	**9,622**	**3,478**	**4,128**	**9,065**	**301**	**-**	**26,594**
Gross operating profit	925	613	200	319	(79)	-	1,978
Depreciation	(777)	(183)	(149)	(151)	(42)	-	(1,302)
Of which non-recurring reductions in value	*(185)*	-	-	-	-	-	*(185)*
Operating profit (before amortisation of goodwill)	148	430	51	168	(121)	-	676
Amortisation of goodwill	68		(6)	41	1	-	104
Operating profit	216	430	45	209	(120)	-	780
Share in the profit of companies accounted for using the equity method	24	7	21	7	18	-	77
BALANCE SHEET							
Segment assets	12,213	3,401	3,338	4,495	4,228	(6,300)	21,375
Property, plant and equipment	*5,278*	*1,558*	*1,308*	*928*	*240*	-	*9,312*
Investments in companies accounted for using the equity method	1,008	146	101	111	414	-	1,780
Unallocated assets	-	-	-	-	-	-	2,719
TOTAL CONSOLIDATED ASSETS	**13,221**	**3,547**	**3,439**	**4,606**	**4,642**	**(6,300)**	**25,874**
Segment liabilities	5,353	1,200	1,408	2,033	1,014	(1,339)	9,669
Unallocated liabilities	-	-	-	-	-	-	8,774
TOTAL CONSOLIDATED LIABILITIES	**5,353**	**1,200**	**1,408**	**2,033**	**1,014**	**(1,339)**	**18,443**
Acquisitions of tangible and intangible fixed assets	782	245	181	168	39	-	1,415
OTHER INFORMATION							
Number of employees (average)	50,035	17,953	15,041	19,289	3,238	-	105,556

27.2 Geographical breakdown

(Figures in EUR million, except for the number of employees)

2003	European Union	North America *	South America	Other	Total
Revenue	19,628	2,127	1,193	2,975	**25,923**
Segment assets	17,933	648	1,409	455	**20,445**
Property, plant and equipment	*7,819*	*91*	*890*	*147*	*8,947*
Gross operating result	1,945	(69)	290	62	**2,228**
Operating result	828	(350)	229	31	**738**
Acquisition of property, plant and equipment, and intangible assets	1,085	29	194	19	**1,327**
Number of employees (average)	87,699	2,707	7,671	1,435	**99,512**

2002	European Union	North America *	South America	Other	Total
Revenue	18,359	2,901	1,253	2,020	**24,533**
Segment assets	18,388	1,318	1,237	387	**21,330**
Property, plant and equipment	*7,989*	*382*	*727*	*170*	*9,268*
Gross operating result	1,480	50	251	30	**1,811**
Operating result	483	2	182	13	**680**
Acquisition of property, plant and equipment, and intangible assets	1,049	28	231	4	**1,312**
Number of employees (average)	93,632	3,111	7,437	1,376	**105,556**

2002 pro forma (non audité)	European Union	North America *	South America	Other	Total
Revenue	19,901	3,145	1,358	2,190	**26,594**
Segment assets	18,490	1,318	1,237	330	**21,375**
Property, plant and equipment	*8,045*	*382*	*727*	*158*	*9,312*
Gross operating result	1,558	59	331	30	**1,978**
Operating result	513	7	247	13	**780**
Acquisition of property, plant and equipment, and intangible assets	1,133	36	242	4	**1,415**
Number of employees (average)	93,632	3,111	7,437	1,376	**105,556**

* *North America, including Mexico.*

NOTE 28 – EVENTS AFTER THE BALANCE SHEET DATE

The Annual General Meeting of Aceralia shareholders of January 8, 2004 decided to proceed to a public offering of own shares at a price of EUR 17 per share, payable in cash. The offer price was confirmed on January 20, 2004 by the "Comision Naciónal del Mercado de Valores (CNMV)", the Spanish market's supervisory body. The public offering was launched on January 22, 2004, for a period of one month. The offer covered 6,207,261 Aceralia shares, which is equivalent to 4.97% of the capital.
At the end of the offer, 5,006,342 shares were acquired by Aceralia, which represents a success rate of 80.65%. The breakdown of the Aceralia capital is thus as follows: Arcelor (95.03%), own shares (4.01%) and other minority shareholders (0.96%).
Given that voting rights on own shares (totalling 1,200,919 shares) are suspended, the percentage of control retained by Arcelor (which owns 117,792,739 of a total of 119,993,658 shares) is 99.00%. Shares were delisted from the Spanish stock market on March 2, 2004. Aceralia intends to allow minority shareholders who did not participate in the public offering to sell their shares on an individual basis.

In the context of the strengthening of the Group balance sheet and the reduction in the costs of servicing debt, Arcelor has determined to proceed with the redemption of the O.C.E.A.N.E. 3% instruments maturing on January 1, 2006 since the conditions for reimbursement are fulfilled. These O.C.E.A.N.E. instruments represent EUR 350 million at the end of December 2003.

O.C.E.A.N.E. holders had the option, until and including March 11, 2004, to exercise their rights to convert their bonds into shares. The resulting share requirement was met by making available shares that were held by the Group, with retroactive effect to January 1, 2004. At the end of this offer, which serves to reinforce the consolidated own funds of the Group, 22,490,577 O.C.E.A.N.E., i.e. 81.05% of the original issue, were exchanged for shares.

The Arcelor group signed an agreement with Bagoeta S.L., the majority shareholder of Conducciones y Derivados S.A., with a view to a disposal of the Group's tubes business. The transaction cannot be finalised until approved by the relevant competition authorities as well as the finalisation of the associated legal documentation.

Furthermore, the Group has announced its intention to sell a major part of its American subsidiary J&L Specialty Steel LLC to Allegheny Technologies. The transaction could be finalised by May 3, 2004, subject to a new agreement being signed with the workers unions and to the approval of Allegheny's creditors and the relevant competition authorities.

On March 15, 2004, the Group put into place a programme of Level I American Depositary Receipts ("ADRs"), in order to improve the liquidity of Arcelor's shares and increase their distribution amongst non-qualified American investors. ADRs are certificates issued by a depositary bank, representing shares in a non-American company (American Depositary Shares, "ADSs"). They confer voting rights as well as the right to dividend receipts to their holders. They give American investors access to Arcelor's shares by means of the "Over the Counter" market, on which ADRs are freely tradable.

Finally, on March 19, 2004, the Group announced the disposal of the entirety of its participation (96%) in the share capital of Thainox Steel Ltd. in Thailand.

NOTE 29 – RECONCILIATION OF THE ARCELOR GROUP FINANCIAL STATEMENTS PREPARED IN ACCORD WITH LUXEMBOURG GAAP WITH THE FINANCIAL STATEMENTS PREPARED IN ACCORD WITH IFRS

In EUR million	2003	2002
Net situation (Group share) according to Luxembourg GAAP	7,321	7,362
Own shares	(751)	(745)
Result on own shares	17	17
Accounting for convertible bonds	101	101
Financial instruments	45	(3)
Net situation (Group share) according to Arcelor GAAP	**6,733**	**6,732**

In EUR million	2003	2002
Net income (Group share) according to Luxembourg GAAP	232	(197)
Result on own shares	-	17
Financial instruments	25	(6)
Net income (Group share) according to Arcelor GAAP	***257***	***(186)***

NOTE 30 – SIMPLIFIED GROUP ORGANISATION CHART

Situation as at December 31, 2003

ARCELOR

Flat Carbon Steel

- Sollac Atlantique, *France*, 100.00% (99.24) *
- Sollac Lorraine, *France*, 100.00% (99.24)
- Sollac Méditerranée, *France*, 100.00% (99.24)
- CST, *Brazil*, 29.61% (29.38)
- Vega do Sul, *Brazil*, 77.88% (77.79)
- SIDMAR, *Belgium*, 99.54% (99.27)
  - STAHLwerke Bremen, *Germany*, 69.67% (69.16)
- Cockerill Sambre, *Belgium*, 100.00% (99.24)
  - Eko Stahl, *Germany*, 100.00% (99.14)
- ACERALIA Corp. Siderùrgica, *Spain*, 95.03% (95.03)
  - Aceralia Transformados, *Spain*, 100.00% (94.92)
  - Acería Compacta Bizkaia, *Spain*, 77.71% (73.85)

Long Carbon Steel

- ProfilARBED, *Luxembourg*, 100.00% (99.73)
  - Stahlwerk Thüringen, *Germany*, 100.00% (99.73)
  - Travi e Profilati, *Italy*, 100.00% (99.73)
- ACERALIA Perfiles, *Spain*, 100.00% (95.03), Subgroup
- ACERALIA Redondos, *Spain*, 100.00% (95.03), Subgroup
- CSBM, *Brazil*, 54.03% (52.97), Subgroup

Stainless Steel

- Ugine&ALZ Belgium, *Belgium*, 100.00% (99.27)
- Ugine&ALZ France, *France*, 100.00% (99.24)
- J&L Speciality Steel, *United States*, 100.00% (98.54)
- Acesita, *Brazil*, 27.68% (27.47)
- Thainox Steel, *Thailand*, 96.11% (95.38)
- Ugitech, *France*, 100.00% (99.24)
- Imphy Ugine Précision, *France*, 100.00% (99.24)

Distribution-Processing-Trading + Other activities

- ARBED, *Luxembourg*, 99.73% (99.73)
- Usinor, *France*, 99.24% (99.24)
- Arcelor Center Brussels, *Belgium*, 100.00% (91.33)
- Arcelor Finance, *Luxembourg*, 100.00% (99.73)
- Arcelor International, *Luxembourg*, 100.00% (98.44)
- Arcelor USA Holding, *United States*, 100.00% (98.44)
- PUM Service Acier, *France*, 99.98% (99.22)
- Laminados Velasco, *Spain*, 80.00% (76.03), Subgroup

* Percentages of shareholdings as at December 31, 2003 in % & Consolidation rates in ( ).

A complete listing of Group companies has been submitted to the "Greffe du tribunal d'arrondissement" of Luxembourg.

NOTE 31 – LISTING OF GROUP COMPANIES

CONSOLIDATION SCOPE **AS AT DECEMBER 31, 2003**

442 companies fully consolidated (in addition to Arcelor S.A.)

227 companies consolidated using the equity method

Company name	Consolidation method	Country	Percentage of capital held control (%)
FLAT CARBON STEEL SECTOR			
Aceralia Planos subgroup, comprising the following companies			
ACERALIA Corporación Siderúrgica S.A., Gozón	Full consolidation	Spain	95.034191
Acería Compacta de Bizkaia S.A., Sestao	Full consolidation	Spain	77.714286
Acb, Acr Decapado AIE, Sestao	Full consolidation	Spain	100.000000
Aceralia Construcciones SL, Sestao	Full consolidation	Spain	100.000000
Arcelor España S.A., Madrid	Full consolidation	Spain	100.000000
Arcelor FCS Commercial Iberica SL, Madrid	Full consolidation	Spain	100.000000
Cia Hispano-Brasileira de Pelotizacao S.A., Vitoria	Equity method	Brazil	49.111101
Ensilectric S.A., Avilés	Equity method	Spain	40.000000
Ferramentas e Accessorios Industriais Lda, Agueda	Equity method	Portugal	39.999864
Instituto Técnico de la Estructura del Acero SL, San Sebastian	Equity method	Spain	69.750000
Metalúrgica Asturiana S.A., Mieres	Full consolidation	Spain	100.000000
Recuperaciones Medioambientales Ind.S.A., Sestao	Equity method	Spain	52.000772
Recuperaciones Férricas Integrales S.A., Sestao	Equity method	Spain	100.000000
Refeinsa Cataluña SL, Castellbisbal	Equity method	Spain	100.000000
Samper Refeinsa Galicia SL, Vigo	Equity method	Spain	50.000000
Tetracero S.A., Gijón	Full consolidation	Spain	100.000000
Aceros URS S.A., Viladecans	Equity method	Spain	45.024739
Acos Planos do Sul S.A., Belo Horizonte	Equity method	Brazil	48.906896
Amitor S.A., Barcelona	Full consolidation	Spain	100.000000
Apsl Arcelor Participacoes S.A., Sao Paulo	Full consolidation	Brazil	100.000000
Apsl ONPN Participacoes S.A., Belo Horizonte	Equity method	Brazil	50.000000
Arcelor Acos Planos Brasil Ltda, Sao Paulo	Full consolidation	Brazil	100.000000
Arcelor Auto S.A., Puteaux	Full consolidation	France	99.957314
Arcelor FCS Commercial France S.A., Paris	Full consolidation	France	99.958333
Arcelor FCS Commercial Deutschland GmbH, Köln	Full consolidation	Germany	100.000000
Arcelor FCS Commercial Luxembourg S.A., Dudelange	Full consolidation	Luxembourg	100.000000
Arcelor FCS Commercial S.A., Luxembourg	Full consolidation	Luxembourg	100.000000
Arcelor FCS Commercial Italia Srl, Milan	Full consolidation	Italy	100.000000
Arcelor Packaging International S.A., Puteaux	Full consolidation	France	99.999768
Arcelor Packaging International España SL, Gozón	Full consolidation	Spain	100.000000
Arcelor Packaging International Italia Srl, Canossa	Full consolidation	Italy	100.000000
Arcelor Sagunto SL, Madrid	Full consolidation	Spain	99.999999
Borcelik S.A., Istanbul	Equity method	Turkey	40.466215
Bregal Bremer Galvanisierungs-GmbH, Bremen	Full consolidation	Germany	75.050000
Bre.M.A Warmwalz Gmbh & Co KG, Bremen	Full consolidation	Germany	90.000000
Carsid S.A., Marcinelle	Equity method	Belgium	40.000000
Coils Lamiere Nastri Spa, Caselette, subgroup, comprising 29 companies	Equity method	Italy	35.000000
Cockerill Mécanique Prestations S.A., Seraing	Full consolidation	Belgium	100.000000
Cockerill Sambre S.A., Seraing	Full consolidation	Belgium	100.000000
Comercial de Hojalata y Metales S.A., San Adrian	Equity method	Spain	22.999561
Companhia Siderúrgica de Tubarão S.A., Serra	Equity method	Brazil	6.019382
Cortes y Aplanados Siderúrgicos S.A., Barcelona	Full consolidation	Spain	100.000000
Daval S.A., Puteaux	Full consolidation	France	99.996000

Company name	Consolidation method	Country	Percentage of capital held control (%)
Decosteel NV, Geel	Full consolidation	Belgium	100.000000
Decosteel 2 NV, Gent	Full consolidation	Belgium	100.000000
Dermach S.A., Barcelona	Full consolidation	Spain	100.000000
Eko Feinblechhandel GmbH, Eisenhüttenstadt	Full consolidation	Germany	100.000000
Eko Recycling GmbH, Eisenhüttenstadt	Full consolidation	Germany	100.000000
Eko Stahl GmbH, Eisenhüttenstadt	Full consolidation	Germany	100.000000
Eko Transport GmbH, Eisenhüttenstadt	Full consolidation	Germany	100.000000
Eurogal S.A., Flemalle	Full consolidation	Belgium	100.000000
Ewald Giebel-Luxemburg GmbH, Dudelange	Equity method	Luxembourg	33.333333
Fbh Eko Feinblechhandel GmbH, Burbach	Full consolidation	Germany	100.000000
Galtec NV, Gent	Full consolidation	Belgium	100.000000
Galvalange Sàrl, Dudelange	Full consolidation	Luxembourg	100.000000
Gestamp Automocion SL, Abadiano, subgroup, comprising 58 companies	Equity method	Spain	34.999989
Gonsider SL, Madrid	Equity method	Spain	42.871384
Gonvarri Industrial S.A., Madrid, subgroup, comprising 16 companies	Equity method	Spain	29.850431
Groupement de l'Industrie Sidérurgique S.A., Puteaux	Full consolidation	France	99.999908
Hierros y Aplanaciones S.A., Corvera	Equity method	Spain	15.001999
Holding Gonvarri Srl, Bilbao	Equity method	Spain	30.000000
Irsid S.A., Puteaux	Full consolidation	France	99.779149
La Magona subgroup, comprising the following companies:			
La Magona d'Italia Spa, Firenze	Full consolidation	Italy	99.791940
Centro Acciai Rivestiti Srl, Piombino	Full consolidation	Italy	100.000000
Magona International S.A., Luxembourg	Full consolidation	Luxembourg	99.990000
Societa Mezzi Portuali Piombino Spa, Piombino	Equity method	Italy	50.000000
Tubisud Srl, Luogosano	Full consolidation	Italy	55.000000
Laminoir de Dudelange S.A., Dudelange	Full consolidation	Luxembourg	100.000000
Ocas NV, Zelzate	Full consolidation	Belgium	100.000000
R.Bourgeois S.A., Besançon	Equity method	France	29.996667
Recherche et Développement du Groupe Cockerill Sambre Scrl, Liège	Full consolidation	Belgium	96.000000
Sidgal ESV, Gent	Full consolidation	Belgium	100.000000
Siderúrgica del Mediterráneo S.A., Puerto Sagunto	Full consolidation	Spain	100.000000
Sidmar NV, Gent	Full consolidation	Belgium	99.542813
Sidstahl NV, Gent	Full consolidation	Belgium	100.000000
Sikel NV, Genk	Full consolidation	Belgium	100.000000
Solblank France S.A., Uckange	Full consolidation	France	51.481081
Solcan Fininvest subgroup, comprising the following companies:			
Solcan Fininvest Inc., Westmount	Full consolidation	Canada	100.000000
Dosol Galva Inc., Hamilton	Equity method	Canada	20.000000
Sollac Ambalaj Celigi S.A., Levent-Istanbul	Full consolidation	Turkey	74.999931
Sollac Atlantique S.A., Puteaux	Full consolidation	France	99.999900
Sollac Lorraine S.A., Puteaux	Full consolidation	France	99.999832
Sollac Méditerranée S.A., Puteaux	Full consolidation	France	99.999667
Solvi S.A., Puteaux	Full consolidation	France	100.000000
Stahlhandel Burg GmbH, Burg	Full consolidation	Germany	100.000000
Stahlwerke Bremen GmbH, Bremen	Full consolidation	Germany	69.668370
Taylormetal S.A., Zaragoza	Full consolidation	Spain	100.000000
Tailor Steel NV, Genk	Full consolidation	Belgium	100.000000
Tailor Steel America Llc, Holt	Full consolidation	United States	70.602704
Tailor Steel GmbH & Co KG, Bremen	Full consolidation	Germany	100.000000
Tailor Steel Investment Llc, New York	Full consolidation	United States	100.000000
Tailored Blank GmbH, Eisenhüttenstadt	Full consolidation	Germany	100.000000

Company name	Consolidation method	Country	Percentage of capital held control (%)
Tailored Blanks Genk S.A., Genk	Full consolidation	Belgium	100.000000
Tailored Blanks Zaragoza S.A., Zaragoza	Full consolidation	Spain	100.000000
Tailored Blanks S.A., Liège	Full consolidation	Belgium	100.000000
Toleries Delloye-Matthieu S.A., Marchin	Full consolidation	Belgium	99.743421
Vega do Sul S.A., Sao Francisco	Full consolidation	Brazil	68.852457
LONG CARBON STEEL SECTOR			
Aceralia Perfiles subgroup, comprising the following companies:			
Aceralia Perfiles Bergara S.A., Bergara	Full consolidation	Spain	100.000000
Aceralia LC Torino Srl, Torino	Full consolidation	Italy	100.000000
Aceralia Perfiles SL, Madrid	Full consolidation	Spain	100.000000
Aceralia Perfiles Madrid SL. Madrid	Full consolidation	Spain	100.000000
Aceralia Perfiles Olaberria SL. Olaberria	Full consolidation	Spain	100.000000
Aceralia Perfiles U.K. Ltd. Rayleigh	Full consolidation	United Kingdom	100.000000
Aceralia Perfiles Zaragoza S.A. Zaragoza	Full consolidation	Spain	100.000000
Arcelor LC Bordeaux S.A., Mérignac	Full consolidation	France	97.800000
Aristrain Hispano Trade GmbH, Düsseldorf	Full consolidation	Germany	100.000000
Consignaciones Asturianas S.A., Gijón	Equity method	Spain	50.000000
Fercome Trading SL, Valencia	Full consolidation	Spain	100.000000
Ilsacer 2000 SL, Zaragoza	Equity method	Spain	50.000000
Kramer & Sons Trading Co, Detroit MI	Equity method	United Kingdom	50.000000
Servicios Complementarios del Norte SL. Bilbao	Equity method	Spain	49.000000
Sobrinos De Manuel Cámara S.A. Renteria	Equity method	Spain	50.000000
Sociedad Auxiliar del Puerto de Pasajes S.A. Renteria	Equity method	Spain	50.000000
Triturados Férricos SL, Madrid	Equity method	Spain	33.300000
Aceralia Redondos subgroup, comprising the following companies:			
Aceralia Redondos Azpeitia SL, Azpeitia	Full consolidation	Spain	100.000000
Aceralia Redondos Comercial S.A., Azpeitia	Full consolidation	Spain	100.000000
Aceralia Redondos Getafe SL, Getafe	Full consolidation	Spain	100.000000
Aceralia Redondos Lasao S.A., Azpeitia	Full consolidation	Spain	100.000000
Aceralia Redondos Zumárraga S.A. Zumárraga	Full consolidation	Spain	100.000000
Aciérie de l'Atlantique S.A., Boucau	Full consolidation	France	100.000000
Arcelor Barras Comercial SL, Azpeitia	Full consolidation	Spain	100.000000
Société Nationale de Sidérurgie S.A., Al Hoceima	Equity method	Morocco	8.500000
Acindar Industria Argentina de Aceros S.A., Buenos Aires. subgroup, comprising 13 companies	Equity method	Argentina	21.635885
Arbed-Finanz Deutschland GmbH. Saarbrücken	Full consolidation	Germany	99.000000
Arcelor Long Commercial S.A.. Esch s/Alzette	Full consolidation	Luxembourg	100.000000
Arcelor Long Commercial Deutschland GmbH, Köln	Full consolidation	Germany	100.000000
Arcelor Rails, Piles & Special Sections Sàrl. Esch s/Alzette	Full consolidation	Luxembourg	100.000000
Ares S.A. Rodange	Full consolidation	Luxembourg	80.760303
Armasteel S.A. Wavre	Full consolidation	Belgium	100.000000
Asbm Sàrl. Luxembourg	Full consolidation	Luxembourg	100.000000
Belgo-Mineira subgroup, comprising the following companies:			
Companhia Siderúrgica Belgo-Mineira S.A. Belo Horizonte	Full consolidation	Brazil	60.599059
Belgo Bekaert Arames S.A. Contagem	Full consolidation	Brazil	54.871282
Belgo-Mineira Participacão Indústria e Comércio S.A., Juiz de Fora	Full consolidation	Brazil	99.999999
Belgo-Mineira Uruguay S.A., Montevideo	Full consolidation	Uruguay	100.000000
BelgoPar Ltda, Belo Horizonte	Full consolidation	Brazil	33.355571
Bemex International Ltd, Hamilton	Full consolidation	Bermuda	100.000000
Bmb Belgo-Mineira Bekaert Artefatos de Arame Ltda, Vespasiano	Full consolidation	Brazil	55.499970
Bmf Belgo-Mineira Fomento Mercantil Ltda, Belo Horizonte	Full consolidation	Brazil	100.000000

Company name	Consolidation method	Country	Percentage of capital held control (%)
Bmp Siderúrgia S.A., Juiz de Fora	Full consolidation	Brazil	75.791484
Caf Santa Bárbara Ltda, Belo Horizonte	Full consolidation	Brazil	100.000000
Cimaf Cabos S.A., Sao Paulo	*Equity method*	*Brazil*	*50.000000*
Jossan S.A., Feira de Santana	Full consolidation	Brazil	99.994789
Procables S.A., Lima	*Equity method*	*Peru*	*47.739239*
Productos de Acero S.A.. Santiago	Equity method	Chili	50.000000
Usina Hidrelétrica Guilman-Amorim S.A., Belo Horizonte	Equity method	Brazil	51.000000
Wire Rope Industries S.A., Montréal	Equity method	Canada	50.000000
Emesa Trefileria S.A., Arteixo	Full consolidation	Spain	100.000000
Estate Wire Ltd, Sheffield	Full consolidation	United Kingdom	100.000000
Europrofil France S.A., Paris	Full consolidation	France	99.990000
Industrias Gálycas S.A., Vitoria	Full consolidation	Spain	100.000000
LME Laminés Marchands Européens S.A., Trith Saint Léger, subgroup, comprising 13 companies	Equity method	France	33.999260
MecanArbed Dommeldange Sàrl, Luxembourg	Full consolidation	Luxembourg	100.000000
Newco Sàrl, Luxembourg	Full consolidation	Luxembourg	100.000000
Newco Sàrl & Cie Secs, Luxembourg	Full consolidation	Luxembourg	100.000000
ProfilArbed S.A., Esch s/Alzette	Full consolidation	Luxembourg	100.000000
Redalsa S.A., Valladolid	Equity method	Spain	26.000000
San zeno acciai - Duferco Spa, San Zeno Naviglio	Equity method	Italy	49.900001
Socabel (Groupe Arbed) Senc, Luxembourg	Full consolidation	Luxembourg	100.000000
Socadi (Groupe Arbed) Senc, Luxembourg	Full consolidation	Luxembourg	100.000000
Société du Train Universel de Longwy S.A., Herserange	Full consolidation	France	99.999994
Stahlwerk Thüringen GmbH, Unterwellenborn	Full consolidation	Germany	100.000000
Travi e Profilati di Pallanzeno Spa, Pallanzeno	*Full consolidation*	*Italy*	*100.000000*
TrefilArbed Arkansas Inc, Pine Bluff	Full consolidation	United States	99.999999
TrefilArbed Bettembourg S.A., Dudelange	Full consolidation	Luxembourg	100.000000
TrefilArbed Bissen S.A., Bissen	Full consolidation	Luxembourg	100.000000
TrefilArbed Cheb Sro, Jesenice u Chebu	Full consolidation	Czech Republic	80.000000
TrefilArbed Korea Co Ltd. Yangsan	Equity method	Korea	50.000000
TrefilArbed Stahlcord Austria AG, Fürstenfeld	Full consolidation	Austria	96.502722
TrefilArbed Stahlcord Gyártó Kft, Szentgotthard	Full consolidation	Hungary	100.000000
STAINLESS STEEL SECTOR			
Acesita S.A., Belo Horizonte	Equity method	Brazil	38.938281
AL-Fin NV, Genk	Full consolidation	Belgium	100.000000
Alinox Srl, Aosta	Full consolidation	Italy	100.000000
Arcelor Stainless International S.A., Puteaux	Full consolidation	France	99.997648
Haven Genk NV, Genk	Full consolidation	Belgium	50.000000
Horst Zaabel GmbH, Garbsen	Full consolidation	Germany	100.000000
Imphy Alloys subgroup, comprising the following companies:			
Imphy Alloys Nevada Inc., New York	Full consolidation	United States	100.000000
Hood and Company Inc., Hamburg	Full consolidation	United States	100.000000
IAI Holding Inc., New York	Full consolidation	United States	100.000000
Metalimphy Alloys Corp, Collegeville	Full consolidation	United States	100.000000
Rahns Speciality Metals Inc., Collegeville	*Full consolidation*	*United States*	*100.000000*
Imphy Ugine Précision S.A., Puteaux	Full consolidation	France	99.999916
Industeel Belgium subgroup, comprising the following companies:			
Industeel Belgium S.A., Charleroi	Full consolidation	Belgium	100.000000
Aval Metal Center S.A., Charleroi	Full consolidation	Belgium	100.000000
Charleroi Déroulage S.A., Charleroi	Full consolidation	Belgium	100.000000

Company name	Consolidation method	Country	Percentage of capital held control (%)
Industeel France subgroup, comprising the following companies:			
Industeel France S.A., Puteaux	Full consolidation	France	99.999400
Industeel Creusot Sas, Puteaux	Full consolidation	France	100.000000
Creusot Métal S.A., Puteaux	Full consolidation	France	74.999167
J&L subgroup, comprising the following companies:			
J&L Speciality Steel Inc., Coraopolis	Full consolidation	United States	100.000000
J&L Speciality Steel International Sales Corp, Christiansted	Full consolidation	United States	100.000000
Midland Terminal Company Corp, Midland	Full consolidation	United States	100.000000
La Meusienne Italia Srl, Milan	Full consolidation	Italy	100.000000
Longtain Aciers Spéciaux et Inoxydables S.A., Strepy-Bracquegnies	Full consolidation	Belgium	97.967211
Matthey et Cie S.A., Apples	Full consolidation	Switzerland	100.000000
Matthey France Sas, Ancerville	Full consolidation	France	100.000000
Matthey Holding S.A., Fribourg	Full consolidation	Switzerland	100.000000
Matthey US Inc., Detroit	Full consolidation	United States	100.000000
Mecagis S.A., Puteaux	Full consolidation	France	100.000000
RCC GmbH, Erkrath	Full consolidation	Germany	100.000000
Société Carolorégienne de Laminage S.A., Couillet	Full consolidation	Belgium	100.000000
Société Meusienne de Constructions Mécaniques S.A., Ancerville	Full consolidation	France	99.910716
Société Savoisienne de Métaux S.A., Annecy	Full consolidation	France	100.000000
Sprint Metal Edelstahlziehereien GmbH, Hemer	Full consolidation	Germany	100.000000
Staalcentrum Limburg NV, Genk	Full consolidation	Belgium	100.000000
Sunbrite NV, Genk	Full consolidation	Belgium	100.000000
Techalloy Company Inc., Mahwah	Full consolidation	United States	100.000000
Thainox Steel Ltd, Rayong	Full consolidation	Thailand	96.110011
Trafilerie Bedini Srl, Peschiera Borromeo	Full consolidation	Italy	100.000000
Trafilerie e Viterie Italiane Srl, Ponte dell'Ollio	Full consolidation	Italy	99.920000
Trefilados Inoxidables de Mexico S.A., Huamantla	Full consolidation	Mexico	100.000000
Ugine & Alz S.A., Puteaux	Full consolidation	France	99.851852
Ugine & Alz Belgium NV. Genk	Full consolidation	Belgium	100.000000
Ugine & Alz France S.A. Puteaux	Full consolidation	France	99.999978
Ugine & Alz France Service S.A. Gonesse	Full consolidation	France	100.000000
Ugine & Alz Iberica S.A., Viladecans	Full consolidation	Spain	99.999480
Ugine & Alz Italia Srl, Milano	Full consolidation	Italy	100.000000
Ugine & Alz Luxembourg S.A., Rodange	Full consolidation	Luxembourg	100.000000
Ugine France Service S.A., Gonesse	Full consolidation	France	100.000000
Ugine Iberica S.A., Viladecans	Full consolidation	Spain	99.999480
Ugine Savoie Iberica S.A., Barcelona	Full consolidation	Spain	100.000000
Ugine Savoie Imphy S.A., Ugine	Full consolidation	France	99.999948
Ugine Savoie Italia Srl, Peschiera Borromeo	Full consolidation	Italy	100.000000
Ugine Savoie Rostfrei GmbH, Renningen	Full consolidation	Germany	100.000000
Ugine Savoie Suisse S.A., Belivard	Full consolidation	Switzerland	99.998519
Ugine Savoie UK Ltd, Birmingham	Full consolidation	United Kingdom	99.999960
Ugine Stainless subgroup, comprising the following companies:			
Ugine Stainless & Alloys Inc., Colmar	Full consolidation	United States	100.000000
Ugine Stainless & Alloys – N.J. Inc., Colmar	Full consolidation	United States	100.000000
Uginox Sanayi ve Ticaret AS, Gebze Kocaeli	Full consolidation	Turkey	65.000000
Ugitech S.A., Ugine	Full consolidation	France	99.999948
Ugitech Iberica S.A., Barcelona	Full consolidation	Spain	100.000000
Ugitech Suisse S.A., Belivard	Full consolidation	Switzerland	99.998519
Ugitech UK Ltd, Birmingham	Full consolidation	United Kingdom	99.999960
Usi Holding Inc.Corp, Carson City	Full consolidation	United States	100.000000

Company name	Consolidation method	Country	Percentage of capital held control (%)
Usinor Empreendimentos e Participacoes Ltda, Sao Paulo	Full consolidation	Brazil	100.000000
Weha Edelstahl GmbH, Ratingen	Full consolidation	Germany	100.000000
DISTRIBUTION, PROCESSING AND TRADING SECTOR			
Aceralia Construcción Obras Srl, Berrioplano	Full consolidation	Spain	100.000000
Aceralia Constructalia SL, Pamplona	Full consolidation	Spain	100.000000
Aceralia Distribucion subgroup, comprising the following companies:			
Aceralia Distribucíon SL, Madrid	Full consolidation	Spain	100.000000
Lusitana de Distribuçao Siderúrgica Lda, Ribatejo	Equity method	Portugal	100.000000
Perfiles Especiales S.A., Pamplona	Equity method	Spain	100.000000
Aceralia Transformados subgroup, comprising the following companies:			
Aceralia Transformados S.A., Pamplona	Full consolidation	Spain	100.000000
Aceralia Color Acero SL, Pamplona	Full consolidation	Spain	100.000000
Ach Paneles AIE, Azuqueca de Henares	Equity method	Spain	40.000000
Aceralia Tubos subgroup, comprising the following companies:			
Aceralia Tubos SL, Lesaka	Full consolidation	Spain	100.000000
Aceralia Rotec SL, Vera de Bidasoa	Equity method	Spain	100.000000
Alessio Tubi Spa, Torino	Full consolidation	Italy	100.000000
Arbed Americas subgroup, comprising the following companies:			
Arbed Americas Llc, New York	Full consolidation	United States	100.000000
Arbed Americas Atlantic Spc, en liquidation, Wilmington	Full consolidation	United States	100.000000
Arcelor International Mexico S.A., Queretaro	Equity method	Mexico	100.000000
Arcelor Tradind USA Llc, New York	Full consolidation	United States	100.000000
JBF Commercial Corp, en liquidation, New York	Full consolidation	United States	100.000000
TrefilArbed Inc., en liquidation, New York	Full consolidation	United States	100.000000
Arcelor Acelkereskedelmi Kft, Kecskemet	Full consolidation	Hungary	99.800000
Arcelor Bauteile GmbH, Kreuztal-Eichen	Full consolidation	Germany	100.000000
Arcelor Construcción España SL, Berrioplano	Full consolidation	Spain	100.000000
Arcelor Construction France S.A., Haironville	Full consolidation	France	99.999215
Arcelor Distribuce-CZ Sro, Praha	Full consolidation	Czech Republic	100.000000
Arcelor Distribúcia Slovensko Sro, Kosice	Full consolidation	Slovakia	100.000000
Arcelor Dystrybucja Polska Spzoo, Katowice	Full consolidation	Poland	100.000000
Arcelor Grundstücksverwaltung Neckarsulm GmbH, Neckarsulm	Full consolidation	Germany	100.000000
Arcelor Grundstücksverwaltung Thüringen GmbH, Ratingen	Full consolidation	Germany	100.000000
Arcelor International S.A., Luxembourg	Full consolidation	Luxembourg	100.000000
Arcelor International America subgroup, comprising the following companies:			
Arcelor International America Llc, New York	Full consolidation	United States	100.000000
Norsteel Corp, New York	Full consolidation	United States	100.000000
Arcelor International Canada Inc., Westmount	Full consolidation	Canada	100.000000
Arcelor International Export S.A., Luxembourg	Full consolidation	Luxembourg	100.000000
Arcelor International Singapore subgroup, comprising the following companies:			
Arcelor International Singapore Ltd, Singapore	Full consolidation	Singapore	100.000000
Arcelor International Malaysia Sdn. Bhd., Kuala Lumpur	Full consolidation	Malaysia	100.000000
Arcelor Négoce Distribution Sas, Reims	Full consolidation	France	100.000000
Arcelor Profil S.A., Yutz	Full consolidation	France	99.900000
Arcelor Projects Pte Ltd, Singapore	Full consolidation	Singapore	90.000000
Arcelor Projects Sàrl, Luxembourg	Full consolidation	Luxembourg	100.000000
Arcelor Stahlhandel GmbH, Ratingen	Full consolidation	Germany	100.000000
Arcelor Stahlhandel Holding GmbH, Ratingen	Full consolidation	Germany	100.000000
Arcelor Trading Antwerp S.A., Antwerpen	Full consolidation	Belgium	99.900000
Arcelor Tubes S.A., Aubervilliers	Full consolidation	France	99.999397

Company name	Consolidation method	Country	Percentage of capital held control (%)
Ask Mac Gowan Ltd, Halesowen	Full consolidation	United Kingdom	65.500204
Asturiana de Perfiles S.A., Langreo	Full consolidation	Spain	60.000000
Avis Steel UK, Manchester	Full consolidation	United Kingdom	67.500000
Baechler S.A., Thionville	Full consolidation	France	100.000000
Berton Sicard Produits Métallurgiques S.A., Avignon	Full consolidation	France	100.000000
Chaillous S.A., Nantes	Full consolidation	France	100.000000
Cima S.A., Bertrichamps	Full consolidation	France	100.000000
Cisatol S.A., Montataire	Full consolidation	France	99.999603
Cockerill Stahl Service GmbH, Essen	Full consolidation	Germany	100.000000
Cofrastra S.A., Fribourg	Full consolidation	Switzerland	100.000000
Color Profil NV, Geel	Full consolidation	Belgium	100.000000
Comptoir Métallurgique du Littoral S.A., Nice	Full consolidation	France	100.000000
Comptoir pour l'entreprise et le matériel d'entreprise Suchail SA, Saint Etienne	Full consolidation	France	49.984615
Conducciones y Derivados S.A., Vitoria-Gasteiz, subgroup, comprising 6 companies	*Equity method*	*Spain*	*48.836344*
Contisteel subgroup, comprising the following companies:			
Contisteel (Holdings) Ltd, Andover	Full consolidation	United Kingdom	100.000000
Contisteel (Southern) Ltd, Andover	Full consolidation	United Kingdom	100.000000
Contisteel Ltd, Andover	Full consolidation	United Kingdom	100.000000
Delta Zinc S.A., Saint Jorioz	Full consolidation	France	100.000000
Deville S.A., Saint Bonnet le Château	Full consolidation	France	49.984615
Dikema & Chabot Holding BV, Rotterdam	Full consolidation	the Netherlands	100.000000
Dikema Staal Nederland BV, Rotterdam	Full consolidation	the Netherlands	100.000000
Dikema Top BV, Rotterdam	Full consolidation	the Netherlands	100.000000
Disteel S.A., Machelen	Full consolidation	Belgium	100.000000
Disteel Cold S.A., Machelen	Full consolidation	Belgium	100.000000
e-Arbed Distribution S.A., Esch s/Alzette	Full consolidation	Luxembourg	100.000000
Europese Staal Prefabricatie NV, Geel	Full consolidation	Belgium	99.999911
Etablissement Alfred André S.A., Harfleur	Full consolidation	France	100.000000
Etablissements Jean Letierce et Cie, Bolbec	Full consolidation	France	100.000000
Etilam S.A., Saint Dizier	Full consolidation	France	99.388667
Eucosider Commercial S.A., Pétange	Full consolidation	Luxembourg	100.000000
Eurinter France S.A., Reims	Full consolidation	France	100.000000
Eurinter Svenska AB, Karlstad	Full consolidation	Sweden	100.000000
Europerfil S.A., Barcelona	Equity method	Spain	50.000000
Exma S.A. Yutz	Full consolidation	France	99.994495
Fermatec S.A., Nîmes	Full consolidation	France	100.000000
Ferrometalli-Safem Spa, Milano	Full consolidation	Italy	96.446073
Ferrometalli-Safem Commerciale Spa, Milano	Full consolidation	Italy	100.000000
Flachform Stahl GmbH, Schwerte	Full consolidation	Germany	100.000000
Forges Profil S.A., Kirchdorf	Equity method	Switzerland	25.000000
Fratelli Canessa Srl, Moncalieri	Full consolidation	Italy	50.999889
Guillot S.A., Poitiers	Full consolidation	France	49.840000
Haironville Austria GmbH, Neuhofen	Full consolidation	Austria	99.997500
Haironville Bohemia Sàrl, Ceske Budejovice	Full consolidation	Czech Republic	99.000000
Haironville Danmark AS, Rodovre	Full consolidation	Denmark	100.000000
Haironville Guyane Sas, Cayenne	Full consolidation	French Guyana	100.000000
Haironville Hungaria Kft, Budapest	Full consolidation	Hungary	100.000000
Haironville Metal Profil S.A., Herstal	Full consolidation	Belgium	100.000000
Haironville Norge AS, Vestby	Full consolidation	Norway	100.000000
Haironville Polska Spzoo, Poznan	Full consolidation	Poland	100.000000
Haironville Portugal S.A., Cartaxo	Full consolidation	Portugal	99.988462

Company name	Consolidation method	Country	Percentage of capital held control (%)
Haironville Slovensko Sro, Bratislava	Full consolidation	Slovakia	100.000000
Haironville Sverige AB, Karlstad	Full consolidation	Sweden	100.000000
Haironville UK Ltd, St Helens	Full consolidation	United Kingdom	100.000000
Haironville Tac Ltd, St Helens	Full consolidation	United Kingdom	100.000000
IMS International Métal Service S.A., Neuilly, subgroup, comprising 20 companies	Equity method	France	36.050354
J & F Steel Llc, Burns Harbor	Full consolidation	United States	100.000000
Jean Guille S.A., Thionville	Full consolidation	France	49.997500
Jh Group Sci, Yutz	Full consolidation	France	99.999999
Kempes & Koolen Bouwsystemen BV, Tiel	Full consolidation	the Netherlands	100.000000
Konti Steel Hellas S.A., Magnissia	Full consolidation	Greece	100.000000
Laminados Velasco subgroup, comprising the following companies:			
Laminados Velasco SL, Basauri	Full consolidation	Spain	80.002547
Arcelor Distribución Valencia S.A., Valencia	Full consolidation	Spain	100.000000
Arcelor Distribución Vigo S.A., Porriño	Full consolidation	Spain	100.000000
Auxiliar Laminadora Alavesa S.A., Olaeta	Full consolidation	Spain	100.000000
Calibrados Pradera S.A., Miravalles	Equity method	Spain	50.000000
Cántabra de Laminados Velasco S.A., Santander	Full consolidation	Spain	100.000000
Castellana de Laminados Velasco S.A., Burgos	Full consolidation	Spain	100.000000
Elaborados y Construcción S.A., Getafe	Full consolidation	Spain	100.000000
Ferronía S.A., Andoain	Full consolidation	Spain	100.000000
Grupo Velasco Desarrollo SL, Basauri	Full consolidation	Spain	100.000000
Industrias Zarra S.A., Galdacano	Equity method	Spain	25.000000
Laminados Canarias S.A., Telde	Full consolidation	Spain	100.000000
Laminados Comavesa S.A., Getafe	Full consolidation	Spain	100.000000
Laminados Gonvelsa SL, Llanera	Full consolidation	Spain	50.000000
Laminados Siderúrgicos Arbizu S.A., Arbizu	Full consolidation	Spain	100.000000
Laminados Siderúrgicos Duero S.A., Aranda de Duero	Full consolidation	Spain	90.000000
Laminados Siderúrgicos La Coruña S.A. Arteixo	Full consolidation	Spain	100.000000
Laminados Siderúrgicos Miranda S.A. Miranda de Ebro	Full consolidation	Spain	100.000000
Laminados Siderúrgicos Murcia S.A. San Ginés	Full consolidation	Spain	100.000000
Laminados Siderúrgicos Orense S.A., San Ciprian de Viñas	Full consolidation	Spain	90.000000
Laminados Siderúrgicos Sampol SL, Palma de Mallorca	Full consolidation	Spain	75.049900
Laminados Siderúrgicos Sevilla S.A., Alcalá de Guadaira	Full consolidation	Spain	100.000000
Laminados Siderúrgicos Toledo S.A., Villaluenga de la Sagra	Full consolidation	Spain	55.000000
Laminados Siderúrgicos Valladolid S.A., Valladolid	Full consolidation	Spain	100.000000
Laminados Siderúrgicos Vitoria S.A., Vitoria	Full consolidation	Spain	100.000000
SA Productos Empresas Metalúrgicas, Salvatierra	Full consolidation	Spain	100.000000
Servicio del Acero S.A., Basauri	Full consolidation	Spain	100.000000
Tremad S.A., Icazteguieta	Full consolidation	Spain	90.000000
Tubos y Decapados S.A., Basauri	Full consolidation	Spain	100.000000
Longtain S.A., Manage	Full consolidation	Belgium	99.990568
Laserflash S.A., Eupen	Full consolidation	Belgium	100.000000
Lille Aciers S.A., Lomme	Full consolidation	France	100.000000
Megaço Jma Comercio Siderúrgico Ltda, Palmela	Equity method	Portugal	38.666500
Mirouze Novacier S.A., Toulouse	Full consolidation	France	100.000000
Monteferro Stahl Service GmbH, Leichlingen	Full consolidation	Germany	100.000000
Mosacier S.A., Liège	Full consolidation	Belgium	100.000000
Oxyflash S.A., Melle	Full consolidation	Belgium	100.000000
Pab Bazeilles S.A., Douzy	Full consolidation	France	99.998383
Pab Sud S.A., Hagetmau	Full consolidation	France	100.000000
Panneaux Frigorifiques Français S.A., Val d'Ize	Full consolidation	France	100.000000

Company name	Consolidation method	Country	Percentage of capital held control (%)
Parements Métalliques d'Architecture S.A., Cerons	Full consolidation	France	100.000000
Perry Willenhall Steel Service Centres Ltd, Willenhall	Full consolidation	United Kingdom	100.000000
Prekon Spzoo, Starachowice	Full consolidation	Poland	100.000000
Produits d'Usines Métallurgiques Pum-Station Service Acier SA, Reims	Full consolidation	France	99.975443
Produits Métallurgiques de l'Orléanais Sas, Ingre	Full consolidation	France	49.986667
Produits Métallurgiques des Ardennes S.A., Donchery	Full consolidation	France	100.000000
Produits Métallurgiques du Sud-Ouest S.A., Langon	Full consolidation	France	100.000000
Produits Sidérurgiques de la Moselle S.A., Yutz	Full consolidation	France	100.000000
Profil du Futur S.A., Horbourg wihr	Full consolidation	France	100.000000
Profilage de la Guadeloupe S.A., Baie Mahault	Full consolidation	France	100.000000
Profilage de la Réunion S.A., Le Port	Full consolidation	France	94.203612
ProfilArbed Distribution S.A., Esch s/Alzette	Full consolidation	Luxembourg	100.000000
ProfilArbed Distribution Exploitation Luxembourg S.A., Differdange	Full consolidation	Luxembourg	100.000000
ProfilArbed Distribution Luxembourg S.A., Pétange	Full consolidation	Luxembourg	100.000000
ProfilArbed Staalhandel subgroup, comprising the following companies:			
ProfilArbed Staalhandel BV, Born	Full consolidation	the Netherlands	100.000000
Abc BV, Nijmegen	Full consolidation	the Netherlands	100.000000
Arbed Damwand België NV, Overpelt	Full consolidation	Belgium	100.000000
Arbed Damwand Nederland BV, Moerdijk	Full consolidation	the Netherlands	100.000000
Betonijzer Buigcentrale Limburg BV, Born	Full consolidation	the Netherlands	100.000000
Borotrans Born BV, Born	Full consolidation	the Netherlands	100.000000
Bouwstaal Nederland BV, Born	Full consolidation	the Netherlands	100.000000
Calimco BV, Born	Full consolidation	the Netherlands	100.000000
Cogeaf NV, Schoten	Full consolidation	Belgium	95.933333
Demanet-Cassart Aciers S.A., Seneffe	Full consolidation	Belgium	100.000000
Kielco Nederland BV, Born	Full consolidation	the Netherlands	100.000000
Leduc Trading NV, Schoten	Full consolidation	Belgium	100.000000
Limbustaal BV, Meersen	Full consolidation	the Netherlands	100.000000
Lommaert Walserijprodukten BV, Born	Full consolidation	the Netherlands	100.000000
Lommaert/Montan Wapeningsstaal BV, Nijmegen	Full consolidation	the Netherlands	100.000000
Montan Staal BV, Den Haag	Full consolidation	the Netherlands	100.000000
M-Soft NV, Overpelt	Full consolidation	Belgium	100.000000
ProfilArbed Distribution België NV, Overpelt	Full consolidation	Belgium	100.000000
ProfilArbed Staalhandel Nederland BV, Born	Full consolidation	the Netherlands	100.000000
Steelexpress NV, Schoten	Full consolidation	Belgium	100.000000
Profilsteel S.A., Bouffioulx	Full consolidation	Belgium	100.000000
Pum Paris-Normandie S.A., Bonneuil sur Marne	Full consolidation	France	100.000000
Robert Smith Steels Ltd, Mersyside	Full consolidation	United Kingdom	100.000000
SA Lardier et compagnie, Blois	Full consolidation	France	100.000000
Sar Stahlservice GmbH, Neuwied	Full consolidation	Germany	100.000000
Savoie Métal S.A., Saint Jorioz	Full consolidation	France	100.000000
SCI du 1 & 3 place de la Belgique, Reims	Full consolidation	France	100.000000
Sidmar-Stahlwerke Bremen-SSC NV, Gent	Full consolidation	Belgium	100.000000
Sirus Ssc, Saint Ouen l'Aumone	Full consolidation	France	100.000000
Skyline Steel subgroup, comprising the following companies:			
Skyline Steel Corp, Parsippany	Full consolidation	United States	100.000000
Arkansas Steel Processing Inc., Armoral	Full consolidation	United States	100.000000
Arkansas Steel Processing Inc., Bessemer	Full consolidation	United States	100.000000
Associated Pile and Fitting Corp, Clifton	Full consolidation	United States	100.000000
Casteel Inc., Belpre	Full consolidation	United States	100.000000
Midwest Steel & Tube Inc., Chicago	Full consolidation	United States	100.000000

Company name	Consolidation method	Country	Percentage of capital held control (%)
PA Pipe Inc., Camp Hill	Full consolidation	United States	100.000000
Skyline (Php) Canada Ltd, St Bruno	Full consolidation	Canada	100.000000
Slpm SA, Saint Ouen l'Aumone	Full consolidation	France	100.000000
Société Belge d'Oxycoupage S.A., Liège	Full consolidation	Belgium	100.000000
Société de transports de produits d'usines Métallurgiques SA, Reims	Full consolidation	France	100.000000
Société Industrielle Métallurgique et d'entreprise SA, La Chapelle Saint Luc	Full consolidation	France	100.000000
Sodif Srl, Milano	Full consolidation	Italy	100.000000
Sotracier S.A., Pontcharra	Full consolidation	France	99.997500
Sps Altensteig Stahl-Service-Center GmbH, Altensteig Waldorf	Full consolidation	Germany	100.000000
Sps Lichtenstein Stahl-Service-Center GmbH, Lichtentein Sachsen	Full consolidation	Germany	100.000000
Sps Südband Stahl-Service-Center GmbH, Altensteig Waldorf	Full consolidation	Germany	100.000000
Srw Schwarzwälder Röhrenwerk GmbH, Altensteig Waldorf	Full consolidation	Germany	100.000000
Srw-Sps Verwaltungs GmbH, Altensteig Waldorf	Full consolidation	Germany	100.000000
Station Service Acier Lopez Sas, Valence	Full consolidation	France	100.000000
Südband Stahl-Service GmbH, Ludwigshafen	Full consolidation	Germany	100.000000
Traxys S.A., Bertrange	Equity method	Luxembourg	50.000000
Uci S.A., Fleurus	Full consolidation	Belgium	70.000000
Usb Unterwellenborner Schneidbetrieb GmbH, Saalfeld	Full consolidation	Germany	100.000000
Usinor Stal Serwis Spzoo, Bytom	Full consolidation	Poland	100.000000
Vikam Praha AS, Praha	Full consolidation	Czech Republic	100.000000
Wannifroid S.A., Onnaing	Full consolidation	France	99.981818
Welbeck Steel Service Centre Ltd, Barking	Full consolidation	United Kingdom	100.000000
OTHER ACTIVITIES SECTOR			
ARCELOR S.A., Luxembourg		Luxembourg	
Aceralia Internacional BV, Amsterdam	Full consolidation	the Netherlands	100.000000
Aceralia Steel Trading BV, Amsterdam	Full consolidation	the Netherlands	100.000000
Ais Finance (Groupe Arbed) Snc, Luxembourg	Full consolidation	Luxembourg	100.000000
Allard Gieterij NV, Gent	Full consolidation	Belgium	50.000000
Ancofer Stahlhandel GmbH, Mülheim	Equity method	Germany	51.250000
ARBED S.A., Luxembourg	Full consolidation	Luxembourg	99.728897
Arbed Investments S.A. Luxembourg	Full consolidation	Luxembourg	100.000000
Arbed Investment Services S.A. Luxembourg	Full consolidation	Luxembourg	100.000000
Arcelor Center Brussels NV, Gent	Full consolidation	Belgium	83.159861
Arcelor Finance and Services Belgium S.A., Bruxelles	Full consolidation	Belgium	100.000000
Arcelor Finance Sca, Luxembourg	Full consolidation	Luxembourg	100.000000
Arcelor Finanziara Srl, Piombino	Full consolidation	Italy	100.000000
Arcelor Purchasing Sas, Puteaux	Full consolidation	France	100.000000
Arcelor Treasury Snc, Puteaux	Full consolidation	France	100.000000
Arcelor USA Holding Inc., New York	Full consolidation	United States	100.000000
Aster S.A., Puteaux	Full consolidation	France	99.999983
Aster Finances S.A., Puteaux	Full consolidation	France	100.000000
Atic Services S.A., Paris, subgroup, comprising 12 companies	Equity method	France	45.074323
Bail Industrie S.A., Hayange	Full consolidation	France	99.999647
Belsid Llc, Wilmington	Full consolidation	United States	100.000000
Berg Steel Pipe Corp, Panama City	Equity method	United States	51.250000
Cfl Canada Investment Inc., Granby	Full consolidation	Canada	100.000000
Circuit Foil America Secs, Granby	Full consolidation	Canada	100.000000
Circuit Foil Luxembourg Sàrl, Wiltz	Full consolidation	Luxembourg	76.910010
Circuit Foil Service S.A., Weidingen/Wiltz	Equity method	Luxembourg	49.000000
Cockerill Forges and Ringmill S.A., Seraing	Full consolidation	Belgium	100.000000

Company name	Consolidation method	Country	Percentage of capital held control (%)
Cockerill Sambre Stahl GmbH, Düsseldorf	Full consolidation	Germany	100.000000
Daf Group NV, Gent	Full consolidation	Belgium	50.000000
Dhs-Dillinger Hütte Saarstahl AG, Dillingen	Equity method	Germany	51.250000
Esperbras SL, Olaberria	Full consolidation	Spain	100.000000
Europipe GmbH, Ratingen	Equity method	Germany	51.250000
Europipe France S.A., Grande Synthe	Equity method	France	51.250000
Finindus NV, Bruxelles	Full consolidation	Belgium	50.000000
Foil Coatings Luxembourg - FCL Gie, Wiltz	Equity method	Luxembourg	100.000000
Frecolux S.A., Luxembourg	Full consolidation	Luxembourg	99.999915
G.Fer Snc, Puteaux	Full consolidation	France	100.000000
G.T.S. industries S.A., Grande Synthe	Equity method	France	99.999922
Groupement Immobilier Scrl, Bruxelles	Full consolidation	Belgium	100.000000
IEE International Electronics & Engineering S.A., Echternach, subgroup, comprising 2 companies	Equity method	Luxembourg	28.184282
Immobilière Schlassgoart (Groupe Arbed) Senc, Luxembourg	Full consolidation	Luxembourg	100.000000
Imphy S.A., Puteaux	Full consolidation	France	99.999702
InvestAR Sàrl, Luxembourg	Equity method	Luxembourg	50.000000
Investissement Technologie Inc, Montréal	Full consolidation	Canada	100.000000
Paul Wurth Inc., Canonsburg	Full consolidation	United States	48.008364
Paul Wurth Ltd, Burlington	Full consolidation	Canada	48.008364
Paul Wurth S.A., Luxembourg	Full consolidation	Luxembourg	48.008364
Paul Wurth do Brasil Ltda, Belo Horizonte	Full consolidation	Brazil	48.008364
Persebras SL, Olaberria	Full consolidation	Spain	100.000000
Rogesa GmbH, Dillingen	Equity method	Germany	51.250000
S3P S.A., Puteaux	Full consolidation	France	99.999936
S.A. Forges et Aciéries de Dilling, Dillingen	Equity method	Germany	97.128851
Saarlux Stahl GmbH, Stuttgart	Equity method	Germany	100.000000
Seridev S.A., Puteaux	Full consolidation	France	99.400000
Sidarfin NV, Gent	Full consolidation	Belgium	99.999979
Sidarsteel NV, Gent	Full consolidation	Belgium	100.000000
Sidmar Finance (Groupe Arbed) S.A., Luxembourg	Full consolidation	Luxembourg	100.000000
Sodisid S.A., Courbevoie	Full consolidation	France	99.998800
Sofinus S.A., Puteaux	Full consolidation	France	99.999856
Sogepass S.A., Hayange	Full consolidation	France	99.999745
Sollac Verwaltung GmbH, Stuttgart	Full consolidation	Germany	100.000000
Somef S.A., Liège	Full consolidation	Belgium	100.000000
Soteg Société de Transport de Gaz S.A., Luxembourg	Equity method	Luxembourg	20.000000
Sotel SC, Esch s/Alzette	Full consolidation	Luxembourg	75.000000
Sotel Réseau et Cie Secs, Esch s/Alzette	Full consolidation	Luxembourg	100.000000
Tixis Sytems Sas, Puteaux	Full consolidation	France	100.000000
Tixis Systems Belgium S.A., Flemalle	Full consolidation	Belgium	100.000000
Tixis Technologies Sas, Puteaux	Full consolidation	France	100.000000
Tixis Technologies Belgium S.A., Flemalle	Full consolidation	Belgium	100.000000
USINOR S.A., Puteaux	Full consolidation	France	99.442181
Usinor Achats S.A., Puteaux	Full consolidation	France	100.000000
Usinor Belgium S.A., Seraing	Full consolidation	Belgium	100.000000
Usinor Imports & Trading S.A., Puteaux	Full consolidation	France	100.000000
Usinor USA subgroup, comprising the following companies:			
Usinor USA Holding Corp, Wilmington	Full consolidation	United States	100.000000
Arcelor Stainless Processing Llc, Troy	Full consolidation	United States	100.000000
Usinor Llc, New York	Full consolidation	United States	100.000000
Usinor Industeel (USA) Inc., Wilmington	Full consolidation	United States	100.000000
Vertriebsgeilschaft Dillinger Hütte GmbH, Dillingen	Equity method	Germany	51.250000

KPMG

Audit

31, Allée Scheffer
L-2520 Luxembourg

Telephone +352 22 51 51 1
Telefax +352 22 51 71

Internet www.kpmg.lu
E-mail audit@kpmg.lu

To the Shareholders of Arcelor S.A.
Société Anonyme
Luxembourg

UNQUALIFIED AUDITOR'S REPORT

We have audited the consolidated balance sheet of Arcelor S.A. and its subsidiaries (the "Group") as at December 31, 2003 and the related consolidated statements of income, cash flows and changes in equity for the year then ended, as set out on pages 132 to 189, and we have read the related consolidated management report. These consolidated financial statements and the consolidated management report are the responsibility of the Board of Directors of Arcelor S.A.. Our responsibility is to express an opinion on these consolidated financial statements, based on our audit, and to check the consistency of the consolidated management report with them.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements of Arcelor S.A., as set out on pages 132 to 189, give a true and fair view of the financial position of the Group as at December 31, 2003, and of the results of its operations and its cash flows for the year then ended, in accordance with International Financial Reporting Standards ("IFRS").

For comparative purposes, the Group has included, as set out on pages 132 to 189, pro forma consolidated financial information for the year ended December 31, 2002. We have not audited or reviewed this pro forma consolidated financial information and, accordingly, do not express an opinion on such financial information.

The consolidated management report is in accordance with the consolidated financial statements.

Luxembourg, March 19, 2004

KPMG Audit
Réviseurs d'Entreprises

Eric Damotte

Annual accounts Arcelor S.A.

ANNUAL ACCOUNTS FOR THE YEAR ENDED DECEMBER 31, 2003 WITH THE AUDITOR'S REPORT THEREON

This document is a free translation in English of a French original document: the Arcelor S.A. 2003 Annual accounts. This document has been prepared for information only and should not be relied upon for any other purpose. In the event of any ambiguity between this document and the French original version, the latter shall prevail.

BALANCE SHEET

ASSETS *In EUR million*	December 31, 2003	December 31, 2002
C. FIXED ASSETS	**8,612**	**9,052**
II. Tangible fixed assets (Note 3)	**5**	**4**
1. Land and buildings	3	2
3. Other fixtures, fittings, tools and equipment	2	2
4. Payments on account and assets in the course of construction	-	p.m.
III. Financial assets (Note 4)	**8,607**	**9,048**
1. Shares in affiliated undertakings	8,607	8,201
2. Loans to affiliated undertakings	-	847
5. Financial assets	p.m.	-
D. CURRENT ASSETS	**1,092**	**337**
II. Debtors (Note 5)	**1,092**	**330**
1. Trade debtors	p.m.	p.m.
2. Amounts owed by affiliated undertakings	1,089	329
3. Amounts owed by affiliated undertakings in which the Company has a participating interest	p.m.	p.m.
4. Other debtors	3	1
IV. Cash at bank and in hand	**p.m.**	**7**
E. PREPAYMENTS (Note 6)	**26**	**34**
TOTAL ASSETS	9,730	9,423

LIABILITIES *In EUR million*	December 31, 2003	December 31, 2002
A. CAPITAL AND RESERVES (Note 7)	**7,516**	**7,453**
I. Subscribed capital	**2,665**	**2,662**
II. Share premium account	**4,795**	**4,791**
IV. Reserves	**13**	**p.m.**
1. Legal reserve	13	p.m.
V. Retained profits	**43**	**-**
B. PROVISIONS FOR LIABILITIES AND CHARGES (Note 8)	**11**	**p.m.**
2. Provisions for pensions and similar obligations	1	p.m.
3. Other provisions	10	-
C. CREDITORS (Notes 9 and 10)	**1,697**	**1,710**
1 a. Convertible debenture loans	1,665	1,665
2. Amounts owed to credit institutions	p.m.	p.m.
5. Trade creditors	7	2
7. Amounts owed to affiliated undertakings	20	40
8. Amounts owed to undertakings in which the Company has a participating interest	p.m.	p.m.
9. Other creditors	5	3
- of which tax and social security EUR 1m (2002: p.m.)		
E. PROFIT FOR THE FINANCIAL YEAR	**506**	**260**
TOTAL CAPITAL AND RESERVES AND LIABILITIES	9,730	9,423

The accompanying notes form an integral part of these annual accounts.

INCOME STATEMENT FROM JANUARY 1 TO DECEMBER 31, 2003

In EUR million	December 31, 2003	December 31, 2002
I. SALES AND SERVICES	**84**	**65**
4. Other operating income	84	65
II. COST OF SALES AND SERVICES	**118**	**71**
6. Staff costs		
a) Wages and salaries	22	9
b) Social security cost	5	2
- including early retirement, anticipated retirement and pensions of EUR 3m (2002: EUR 1m)		
7. a) Depreciation and other amounts written off tangible and intangible fixed assets	1	p.m.
8. Other operating charges	90	60
- including non income-related taxes of EUR 10m (2002: p.m.)		
III. OPERATING RESULT (I - II)	**(34)**	**(6)**
IV. INTEREST INCOME (Note 12)	**606**	**320**
9. Income from participating interests	558	269
- including from affiliated undertakings EUR 558m (2002: EUR 269m)		
10. Investment income from other investments and from long term loans	42	39
- including from affiliated undertakings EUR 42m (2002: EUR 39m)		
11. Other interest receivable and similar income	6	12
- including from affiliated undertakings EUR 6m (2002: EUR 12m)		
V. INTEREST CHARGES (Note 12)	**66**	**54**
13. Interest payable and similar charges	66	54
- including charges in respect of affiliated undertakings EUR 4m (2002: p.m.)		
VI. PROFIT ON ORDINARY ACTIVITIES BEFORE TAX (III + IV -V)	**506**	**260**
VII. TAXES	**p.m.**	**-**
16. a) Taxes on income	p.m.	-
VIII. PROFIT FOR THE FINANCIAL YEAR (VI-VII)	**506**	**260**

The accompanying notes form an integral part of these annual accounts.

APPROPRIATION OF THE PROFIT FOR THE YEAR

	December 31, 2003 *in EUR*	December 31, 2002 *in EUR million*
Result for the financial year	505,931,497.56	260
Result brought forward	43,325,059.69	-
Result for distribution	549,256,557.25	260
Transfer to the legal reserve	25,296,574.88	13
Transfer to other reserves	-	-
Board of Directors remuneration	1,200,000.00	1
Dividend of EUR 0.40 for the 2003 financial year paid on 533,040,796 shares	213,216,318.40 (*)	-
Dividend of EUR 0.38 for the 2003 financial year paid on 532,470,592 shares (**)	-	203
RESULT TO BE CARRIED FORWARD	**309,543,663.97**	**43**

(*) The final amount of dividends distributed may be below the amount indicated following Arcelor's decision to use existing Group shares to meet the share requirement resulting from the conversion of the O.C.E.A.N.E. 2006, shares which do not carry the right to a dividend relating to the year 2003.

(**) Equivalent to the total shares in issue on December 31, 2002 (532,366,409) and those issued on January 9, 2003 (104,183).

Notes to the annual accounts

NOTE 1 – GENERAL

Arcelor S.A. was incorporated under Luxembourg Law on June 8, 2001 for an unlimited period in the context of the business combination of the Aceralia, Arbed and Usinor groups that was completed on February 28, 2002.

The registered office of the Company is in Luxembourg City and the Company is registered at the Register of Trade and Commerce of Luxembourg under the number B 82.454.

The accounting period starts on January 1 and ends on December 31 each year.

The Company publishes consolidated accounts in accordance with the requirements of Luxembourg laws and regulations.

NOTE 2 – ACCOUNTING POLICIES

The annual accounts are prepared in euro ("EUR") and in accordance with Luxembourg laws and regulations and generally accepted accounting principles.

Tangible fixed assets

Tangible fixed assets are recorded in the balance sheet at cost, including ancillary costs, or at production cost. Depreciation is calculated on a straight-line basis.

Intangible fixed assets

Investments are recorded in the balance sheet at acquisition cost, plus ancillary costs.

At the end of each accounting period, all investments are subject to an impairment review. Where a permanent diminution in value is recognised this diminution is recorded in the income statement as a value adjustment. The reversal of a value adjustment is recorded to the extent that the factors, which caused the initial recording of the value adjustment, have ceased to exist.

Debts and other loans receivable are recorded in the balance sheet at their nominal value. At the end of each accounting period specific value adjustments are recorded on debts that appear to be partly or wholly irrecoverable.

Debtors

Debtors are recorded in the balance sheet at their nominal value.
At the end of each accounting period specific value adjustments are recorded on debts that appear to be partly or wholly irrecoverable.

Provisions for liabilities and charges

Provisions are made for liabilities and charges where the crystallisation of a liability is considered probable, based on past or current events, in line with legal requirements.

> *Provisions for pensions and similar obligations:*
The Company participates in the financing of an incremental retirement scheme (defined benefit scheme) for the benefit of employees made available by Arbed S.A. Commitments arising out of this scheme are covered by appropriate provisions.

The Company's own employees, who are not made available to other companies, are covered by a defined contribution scheme. The Company pays contributions in respect of this scheme to an assurance provider. This scheme does not give rise to a commitment and annual contributions are taken to the profit and loss account, following the same treatment as that adopted for wages and salaries.

Creditors

Creditors are recorded in the balance sheet at their nominal value. Convertible debenture loans are disclosed at their issue value, increased by the interest to be capitalised on December 31 of each accounting year.

Translation of foreign currency items

Where applicable, items expressed in foreign currency are valued as follows:

Tangible fixed assets, creditors due after more than one year and off-balance sheet commitments are translated at historic exchange rates. Unrealised losses incurred as a result of this policy are recorded in the profit and loss account for the period.

Other balance sheet items are translated at the year-end exchange rates and related foreign exchange differences are recorded in the profit and loss account for the period.

NOTE 3 – STATEMENT OF TANGIBLE FIXED ASSETS

Acquisition cost *In EUR million*	Land and buildings	Other fixtures, fittings, tools and equipment	Payments on account and assets in the course of construction	Total
Opening balance	2	2	p.m.	4
Acquisitions during the period	1	1	-	2
Disposals and transfers during the period	-	-	(p.m.)	(p.m.)
Closing balance	3	3	-	6

Value adjustments *In EUR million*	Land and buildings	Other fixtures, fittings, tools and equipment	Payments on account and tangible assets in the course of construction	Total
Opening balance	(p.m.)	(p.m.)	-	(p.m.)
Charge for the period	(p.m.)	(1)	-	(1)
Closing balance	(p.m.)	(1)	-	(1)
Opening net book value	2	2	-	4
Closing net book value	3	2	-	5

NOTE 4 – STATEMENT OF FINANCIAL ASSETS

Acquisition cost *In EUR million*	Shares in affiliated undertakings	Loans to affiliated undertakings	Financial fixed assets	Total
Opening balance	8,201	847	-	9,048
Acquisitions during the period	406	-	p.m.	406
Disposals during the period	-	(847)	-	(847)
Closing balance	8,607	-	p.m.	8,607

Value adjustments *In EUR million*	Shares in affiliated undertakings	Loans to affiliated undertakings	Financial fixed assets	Total
Opening balance	-	-	-	-
Charge for the period	-	-	-	-
Closing balance	-	-	-	-
Opening net book value	8,201	847	-	9,048
Closing net book value	8,607	-	p.m.	8,607

The principal holdings as at December 31, 2003 are listed below:

Name and registered office *In EUR million*	Percentage of capital held %	Profit for 2003	Shareholders' equity (including profit for 2003)
Arbed S.A., Luxembourg (Grand Duchy of Luxembourg)	99.73	25	1,833
Aceralia Corporación Siderúrgica SA, Gozon (Spain)	95.03	48	2,217
Arcelor Center Brussels NV, Gent (Belgium)	56.91	74	1,700
Arcelor Finance and Services Belgium SA, Brussels (Belgium)	17.86	47	1,243
Usinor S.A., Puteaux (France)	99.24	175	1,771

The increase in shareholdings is mainly due to intra-group acquisitions of Arcelor Finance and Services Belgium S.A. (EUR 215 million) and Arcelor Center Brussels NV (EUR 181 million) as well as Usinor S.A. (EUR 7 million) following the exchanges made in the context of the conversion option granted to Usinor shareholders (see also Note 7).

The decrease in receivables from affiliated undertakings results from the buy-back, in November 2003, of O.C.E.A.N.E. Usinor 2005 (EUR 491 million) and O.C.E.A.N.E. Usinor 2006 (EUR 356 million).

NOTE 5 – RESIDUAL TERM OF DEBTORS

	December 31, 2003			December 31, 2002		
In EUR million	Up to 1 year	1 to 5 years	Total	Up to 1 year	1 to 5 years	Total
Trade debtors	p.m.	-	p.m.	p.m.	-	p.m.
Amounts owed by affiliated undertakings	1,089	-	1,089	319	10	329
Amounts owed by undertakings in which the Company has a participating interest	p.m.	-	p.m.	p.m.	-	p.m.
Other debtors	3		3	1	-	1
TOTAL	**1,092**	**-**	**1,092**	**320**	**10**	**330**

Items covered by several headings

Amounts owed by affiliated undertakings, as well as amounts owed by undertakings in which the Company has a participating interest, include trade receivables of EUR 37 million. Similarly, amounts owed by affiliated undertakings on current accounts amount to EUR 1,052 million.

To the knowledge of the Board of Directors, the following parties hold the Company's share capital:

AS AT DECEMBER 31	**2003**
Other shareholders (*)	78.7%
Luxembourg State	5.9%
J.M.A.C. B.V. Aristrain	4.1%
Région Wallonne (Sogepa)	3.8%
Employees	2.6%
Région Flamande (Staal Vlaanderen)	2.4%
EDF	1.7%
BGL et BGL IP	0.8%
TOTAL	**100.0%**

(*) includes shares held under self-control.

NOTE 6 – ACCRUALS AND DEFERRED INCOME

Amounts included under "Accruals and deferred income" represent the unamortised share premium and issue costs of the O.C.E.A.N.E. Arcelor 2017 debentures described in Note 9.

NOTE 7 – CAPITAL AND RESERVES

Share capital, share premium and legal reserve

As at December 31, 2003, the subscribed share capital is made up of 533,040,796 ordinary shares, fully paid up and amounting to EUR 2,665,203,980. Share premium amounts to EUR 4,795,105,774.

The authorised capital, including subscribed capital, amounts to EUR 5 billion.

As at December 31, 2002, subscribed and fully paid share capital was made up of 532,366,409 shares.

674,387 Arcelor shares were issued in 2003 within the framework of the public exchange offer of the Usinor shareholders, after the delisting of the Usinor shares from Euronext Paris in 2002.

In accordance with Luxembourg legal requirements, the Company must appropriate annually at least 5% of its net profits to a legal reserve up to a maximum of 10% of the subscribed share capital. The legal reserve is not available for distribution.

NOTE 8 – PROVISIONS FOR LIABILITIES AND CHARGES

In EUR million	Pensions and similar obligations	Other provisions	Total
Opening balance	p.m.	-	p.m.
Allocation	1	10	11
Utilisation	(p.m.)	-	(p.m.)
TOTAL PROVISIONS	**1**	**10**	**11**

Pension commitments

By virtue of an agreement governing the provision of staff by Arbed to Arcelor, the obligations in relation to additional retirement benefits available to Arbed staff have been specifically provided for. The Company's share of the allocation for the year is determined by applying the actuarial financing rate to the total salary of all Arbed staff made available to Arcelor. An independent actuary calculates this rate.
For Arcelor staff not made available by Arbed, a defined contribution plan is in place. The Company makes annual contributions to an assurance provider in respect of this plan. The plan does not give rise to commitments and the annual contributions are recorded in the profit and loss account following the same treatment as that adopted for wages and salaries.

Other provisions

Other provisions are linked to certain German tax consequences resulting from the creation of the Arcelor group.

NOTE 9 – FINANCIAL DEBT

Convertible debenture loans

• At the end of the public exchange offers made in 2002 on bonds which are convertible into and/or exchangeable for new or existing shares in Usinor ("O.C.E.A.N.E."), 24,723,689 Usinor 2005 O.C.E.A.N.E. and 27,747,470 Usinor 2006 O.C.E.A.N.E. were converted into Arcelor securities of the same type. The financing conditions of Arcelor 2005 O.C.E.A.N.E. and Arcelor 2006 O.C.E.A.N.E. are identical to those of Usinor O.C.E.A.N.E.

Arcelor 2005 O.C.E.A.N.E. were issued at EUR 19.87 with a maturity date of January 1, 2005 and with an annual interest rate of 3.875%. They are convertible or exchangeable at the rate of one bond for one share. In the absence of anticipated conversion or amortisation, these bonds are repayable at maturity for a par value of EUR 19.87.
Arcelor 2006 O.C.E.A.N.E. were issued at EUR 12.81 with a maturity date of January 1, 2006 and with an annual interest rate of 3%. They are convertible or exchangeable at the rate of one bond for one share. In the absence of anticipated conversion or amortisation, these bonds are repayable at maturity for 110.905% of par value, i.e. EUR 14.20 (see Note 17 on the anticipated reimbursement in March 2004).

In 2002, 100 O.C.E.A.N.E. ARCELOR 2006 were converted into Arcelor shares by using own shares.

• In June 2002, Arcelor issued 38,961,038 O.C.E.A.N.E. bonds for a nominal amount of EUR 750 million.

These O.C.E.A.N.E. ARCELOR 2017 were issued at EUR 19.25 with a maturity date of 27 June 2017 and with an annual interest rate of 3%. They are convertible or exchangeable at the rate of one bond for one share. In the absence of anticipated conversion or amortisation, these bonds are repayable at maturity for a par value of EUR 19.25.

There were no movements on the above during the year.

NOTE 10 – RESIDUAL TERM OF CREDITORS

In EUR million	December 31, 2003 Up to 1 year	1 to 5 years	5 years or more	Total	December 31, 2002 Up to 1 year	1 to 5 years	5 years or more	Total
Convertible debenture loans	30	885	750	1,665	30	885	750	1,665
Amounts owed to credit institutions	p.m.	-	-	p.m.	p.m.	-	-	p.m.
Trade creditors	7	-	-	7	2	-	-	2
Amounts owed to affiliated undertakings	20	-	-	20	40	-	-	40
Amounts owed undertakings in which the Company has a participating interest	p.m.	-	-	p.m.	p.m.	-	-	p.m.
Other creditors	5	-	-	5	3	-	-	3
TOTAL	**62**	**885**	**750**	**1,697**	**75**	**885**	**750**	**1,710**

The Company has not granted any security in respect of the above amounts.

> *Items covered by several headings*

Amounts owed to affiliated undertakings and amounts owed to undertakings in which the Company has a participating interest include trade creditors amounting to EUR 21 million.

NOTE 11 – OFF-BALANCE SHEET ITEMS

Guarantees given

In EUR million	**2003**	**2002**
Guarantees issued on debts	238	20
Other commitments	1	-
TOTAL	**239**	**20**

NOTE 12 – FINANCIAL RESULT

In EUR million	**2003**	**2002**
Dividends received	558	269
Interest and similar charges	(18)	(3)
Variations in value adjustments on investments	-	-
TOTAL	**540**	**266**

Income from investments primarily comprises dividends received from Arbed, Usinor Aceralia and Arcelor Center Brussels.

NOTE 13 – STAFF

Average number of employees	**2003**	**2002**
Employees	170	60
Workers	-	-
TOTAL	**170**	**60**

NOTE 14 – DIRECTORS' REMUNERATION

Members of the Board of Directors, the Audit Committee and the Nominations and Remunerations Committee were paid a total of EUR 1.7 million in the year to December 31, 2003.

NOTE 15 – STOCK OPTION PLAN

In 2003, the Company created an international stock option plan. In this context, the Company granted 1,300,000 options on June 30, 2003, giving the right to subscribe to or purchase shares in the Company to 73 beneficiaries.

The exercise price is fixed at EUR 9.94.
The exercise period is different depending on the country in question and has a maximum duration of 4 years. It starts on July 1, 2006 and finishes on June 30, 2010.

NOTE 16 – OTHER INFORMATION

The Company is jointly and severally liable for the following entities:
- Arcelor Finance SCA, Luxembourg (Luxembourg)
- Arcelor Treasury SNC, Puteaux (France).

NOTE 17 – EVENTS AFTER THE BALANCE SHEET DATE

Anticipated reimbursement of O.C.E.A.N.E. 3% 2006:

In the context of the strengthening of the Group balance sheet and the reduction of the costs of servicing debt, Arcelor has determined to proceed to the anticipated reimbursement of the O.C.E.A.N.E. 3% maturing on January 1, 2006.

O.C.E.A.N.E. holders had the option, until and including March 11, 2004, to exercise their rights to convert their bonds into shares. The resulting share requirement was met by making available shares that were held by the Group, with retroactive effect to January 1, 2004. At the end of this offer, which serves to reinforce the consolidated own funds of the Group, 22,490,577 O.C.E.A.N.E., i.e. 81.05% of the original issue, were exchanged for shares.

KPMG

Audit

31, Allée Scheffer
L-2520 Luxembourg

Telephone +352 22 51 51 1
Telefax +352 22 51 71

Internet www.kpmg.lu
E-mail audit@kpmg.lu

To the Shareholders of Arcelor S.A.
Société Anonyme
Luxembourg

UNQUALIFIED AUDITOR'S REPORT

Following our appointment by the General Meeting of the Shareholders dated April 26, 2002, we have audited the accompanying annual accounts of Arcelor S.A. for the year ended December 31, 2003, and we have read the related management report. These annual accounts and the management report are the responsibility of the Board of Directors of Arcelor S.A.. Our responsibility is to express an opinion on these annual accounts based on our audit and to check the consistency of the management report with them.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors, as well as evaluating the overall annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the attached annual accounts give, in conformity with Luxembourg legal and regulatory requirements, a true and fair view of the financial position of Arcelor S.A. as at December 31, 2003 and of the results of its operations for the year then ended.

The management report is in accordance with the annual accounts.

Luxembourg, March 19, 2004

KPMG Audit
Réviseurs d'Entreprises

Eric Damotte

KPMG Audit
Société Civile
31, Allée Scheffer
L-2520 Luxembourg T.VA. LU13772441

Arcelor Ordinary General Meeting on April 30, 2004

PROPOSED RESOLUTIONS

1. Approval of the annual accounts for the 2003 financial year

Proposed resolution (first resolution)

The General Meeting, after having taken notice of the management report of the Board of Directors and the opinion of the independent auditor, approves all the elements of the annual accounts for the 2003 financial year which show a total profit for Arcelor S.A. of EUR 505,931,497.56.

2. Approval of the consolidated accounts for the 2003 financial year

Proposed resolution (second resolution)

The General Meeting, after having taken notice of the management report of the Board of Directors and the opinion of the independent auditor, approves all the elements of the consolidated accounts for the 2003 financial year.

3. Allocation of results and determination of directors' emoluments and of the dividend

Proposed resolution (third resolution)

The General Meeting, upon the proposal of the Board of Directors, resolves to allocate the results of the financial year as follows:

EUR	
Results of the financial year	505,931,497.56
Carry forward	43,325,059.69
Distributable results	549,256,557.25
Allocation to the legal reserve	25,296,574.88
Allocation to other reserves	-
Directors' emoluments	1,200,000.00
Gross dividend of EUR 0.40 on 553,040,796 shares	213,216,318.40 (*)
Carry forward	309,543,663.97

The gross dividend per share of EUR 0.40 will be paid on May 24, 2004.

4. Discharge of the directors

Proposed resolution (fourth resolution)

The General Meeting resolves to give discharge to the directors for the 2003 financial year.

5. Resignation of two directors and appointment of two new directors

Proposed resolution (fifth resolution)

The General Meeting acknowledges the resignation of Mr Jean Lapeyre which took place on August 28, 2003 and the resignation of Mr Daniel Bouton effective on April 30, 2004.

The General Meeting appoints as new managers Mr Michel Marti and Mr Noël Forgeard, for a full mandate, so that their mandates will expire at the Annual General Meeting to be held in 2009.

6. Renewal of the authorisation of the Board of Directors of the Company and of the corporate bodies of other companies in the Group to acquire shares in the Company

Proposed resolution (sixth resolution)

The General Meeting, after having acknowledged the content of the information notice provided to the public, authorises the Board of Directors of the Company, with full power of substitution, as well as the corporate bodies of other companies of the Group referred to in article 49bis of the Luxembourg law on commercial companies (the "Law") to acquire shares of the Company in accordance with the conditions provided by the Law.

(*) The aggregate amount of dividends distributed can actually be less than the indicated amount as a result of Arcelor's decision to satisfy the requests for the allocation of shares in relation with the O.C.E.A.N.E. 2006 with existing shares held by the Group which do not giveright to the dividend relating to the 2003 financial year.

Such authorisation is intended to allow:

a. stabilisation of the market price of the Company's shares through on-market sales and purchases by way of systematic intervention to counteract the prevailing market tendency;

b. allotment of shares to holders of bonds which are convertible or exchangeable into shares (O.C.E.A.N.E.) already issued and to holders of securities giving the right to receive shares, in case they exercise their right to receive shares;

c. allotment or transfer of shares to employees or members of the management of the Group under a profit sharing plan, employee shareholder schemes, or share option plans in favour of employees or non-employees or Company savings plans;

d. delivery of shares in exchange or payment in the context of external growth transactions and in connection with the exercise of the exchange right granted to holders of Usinor shares;

e. optimisation of the management of the Company's finances and balance sheet, including by the cancellation of its own shares, subject in the latter case to a subsequent authorisation by the General Meeting of shareholders;

f. the keeping, exchange, assignment, contribution or transfer of shares acquired in accordance with applicable laws and regulations.

Purchase, assignment, exchange, contribution and transfer transactions can be carried out by any on-market or over-the-counter transactions, including through the use of financial derivative instruments. The portion of capital acquired or transferred as a block of shares can comprise the entire programme. Shares may also be acquired during a public tender or a public share exchange offer made by a third party on the shares of the Company.
The authorisation is valid for a period ending on the earlier of the date which is 18 (eighteen) months after the date of this General meeting or the date of its renewal by a General Meeting. As from this Meeting it replaces the authorisation given by the Ordinary General Meeting of April 25, 2003.

The maximum number of shares that may be acquired is the maximum allowed by the Law so that the accounting par value of Arcelor shares held by the Company (and, if applicable, by other companies of the Group referred to in article 49bis of the Law) may not, at any time, exceed 10% of the Company's subscribed capital.

The consideration for the purchase of the shares must not be less than five (5) Euro nor more than twenty-five (25) Euro per share. In case of an increase of capital by incorporation of reserves or share premium and the allocation of bonus shares as well as in case of a share split or share consolidation, the pre-mentioned minimum and maximum consideration will be adjusted by multiplying each figure by the ratio between the number of shares representing the capital before the transaction and such number after the transaction.

The entire amount used in relation with the share repurchase programme must in no event exceed Arcelor's distributable shareholders' equity.

The consideration in case of a transfer of the shares must not be less than five (5) Euro.

All powers are delegated to the Board of Directors, with full power of substitution, for the purpose of implementing this authorisation.

7. Appointment of an independent auditor to review the annual and the consolidated accounts for the 2005 financial year

Proposed resolution (seventh resolution)
The General Meeting resolves to appoint KPMG Audit, *société civile*, as independent auditor to review the accounts of Arcelor, *société anonyme*, and the consolidated accounts of the Arcelor group for the financial year 2005.

Glossary

Annealing:
The heat treatment process by which steel products are reheated to a suitable temperature in order to remove stresses resulting from previous processing and to soften them and/or improve their machinability and cold forming properties.

Apparent consumption:
The sum of net industry shipments within a given country.

Billet:
A semi-finished steel product with a square cross section up to 155 mm x 155 mm. This product is either rolled or continuously cast and is further processed by rolling to produce finished products like wire rod, merchant bars and other sections. The range of semi-finished products above 155 mm x 155 mm are called blooms.

Blank:
Steel sheet of high dimensional precision, in simple or complex form, sometimes multi-thickness, constituting principally automobile body parts.

Blast furnace:
A furnace used in integrated steelmaking in which coke and iron ore react together under a hot air flow to form liquid hot metal, also called pig iron.

Bloom:
See Billet.

Carbon steel:
A type of steel generally having no specified minimum quantity of any alloying element and containing only an incidental amount of any element other than carbon, silicon, manganese, copper, sulphur and phosphorus.

Coated steel:
Steel sheet coated through a heat process or through electrolysis with a layer of substance to protect the base metal (substrate) against corrosion.
The most commonly used material is zinc which can be applied either using the heat process (hot-dip galvanising) or using electrolysis (electro-galvanising).
An organic coating (paint, plastic) can also be deposited on the layer of zinc. The zinc-coated steel is often referred to as "galvanised steel".

Electric arc furnace:
A furnace for scrap-based steelmaking. Once the furnace is charged and covered, graphite electrodes are lowered through holes in the roof. The electric arc travelling between the electrodes and the metallic charge creates intense heat which melts the scrap.
Alloying elements can be added during the process.

Hot and cold rolling mill:
- Hot-rolling mill: Equipment on which solidified steel preheated to a high temperature is continuously rolled between rotating cylinders. Different types of finished products require different types of rolling mill equipment.
- Cold rolling mill: Equipment that reduces the thickness or gauge of flat steel products by rolling the metal between alloy steel cylinders at room temperature.

Several roll passes are generally necessary to reduce the steel gradually to the desired thickness.

Lost-time accident (LTA) frequency:
The number of LTAs per million hours worked.

Real consumption:
For any country or region, apparent consumption for such country or region adjusted for inventory changes or stockists and end users.

Refining stand:
A stage in the process of making crude steel, during which the crude steel is further refined (i.e., most residual impurities are removed) and additions of other metals may be made before it is cast.

Semi-finished products:
Steel products such as billet, blooms and slabs. These products can be made by direct continuous casting of hot steel or by pouring the liquid steel into ingots, which are then hot rolled into semi-finished products.

Sinter plant:
A plant in which iron ore is crushed, homogenised and mixed with limestone and coke breeze and then cooked ("sintered") to form sinter which is the main ferrous component of blast furnace burden.

Slab:
A semi-finished steel product obtained by rolling lingots on a rolling mill or processed through a continuous caster and cut into various lengths.
The slab has a rectangular cross section and is used as a starting material in the production process of flat products, i.e., hot rolled coils.

Slag:
A by-product, containing inert materials of the burden, produced during the melting process of blast furnace and steelmaking operations.

Stainless steel:
Stainless steels are distinguished from carbon steel by their content of chromium and, in certain cases, nickel. Adding chromium to carbon steel makes it more rust and stain-resistant, and adding nickel to chromium stainless steel enhances the mechanical properties of the steel. The resistance of stainless steel to many corrosive factors, such as exposure to water, air, acid and alkalis, is provided by a transparent protective chromium oxide film that forms on its exterior. Stainless steels are manufactured in different types of grade, but all types contain at least 10% chromium, along with other elements added to develop specific properties. Depending on the quantity of the various elements present in a stainless steel alloy, it will have a metallurgical structure that is characteristic of one of three basic stainless steel groups – martenistic, ferritic or austenitic.

Strip:
Flat steel coil products, with widths of less than 600 mm for hot rolled products and less than 500 mm for cold rolled products.

Thin strip continuous casting:
Casting technology that takes liquid steel and casts it into solid strip in one step, thereby eliminating the need for a continuous slab caster and hot trip mill.

Workplace accident severity rate:
Number of workdays lost to accidents per thousand hours worked.

How steel is made?
a 3-stage process


A Smelting Process
IRON ORE
SINTERED ORE
SINTERING PLANT
COAL
COKE
COKE OVEN
2000°C
BLAST FURNACE
PIG IRON 1400°C
A' Electric Process
1 Development of liquid steel
1600°C
CRUDE STEEL
OXYGEN CONVERTER
SCRAP
1600°C
CRUDE STEEL
ELECTRIC ARC FURNACE
ADDITIVES
VACCUM
O2
AR
GRADED LIQUID STEEL
REFINING UNIT (ladle furnace)


ADDITIVES
VACCUM
O2
AR
REFINING UNIT (ladle furnace)
GRADED LIQUID STEEL
2
Moulding semi-finished products
SLAB
CONTINUOUS CASTING OF FLAT PRODUCTS
BEAM BLANK
CONTINUOUS CASTING OF LONG PRODUCTS
3
From blanks to finished products
REHEATING FURNACE 800°C - 1200°C
SHEET
HOT ROLLING OF FLAT PRODUCTS
REHEATING FURNACE 800°C - 1200°C
BEAM
SHEET PILE
HOT ROLLING OF LONG PRODUCTS

Arcelor's main **steel-manufacturing facilities in 2003**

Flat Carbon Steels

North Operational Unit	Bremen, Eisenhüttenstadt (Germany) Gent (Belgium)
Wallonia Operational Unit	Liège (Belgium)
South Operational Unit	Fos-sur-Mer (France) Avilés, Gijón, Viscaya (Spain)
Central Operational Unit	Dunkerque, Florange (France)

Long Carbon Steels

Solutions Operational Unit	Belval (Luxembourg) Veriña (Spain)
Sections Operational Unit	Differdange (Luxembourg) Bergara, Olaberria (Spain) Thüringen (Germany) San Zeno, Pallanzeno (Italy)
Bars and Rods Operational Unit	Schifflange (Luxembourg) Azpeitia, Getafe, Zaragoza, Zumárraga (Spain) Bayonne (France)
Americas Operational Unit	Monlevade, Vitória, Piracicaba, Juiz de Fora (Brazil)

Stainless Steels

UGINE & ALZ	Genk (Belgium) Isbergues, l'Ardoise (France)
J&L	Pittsburgh (United States)
Ugitech	Ugine (France)
IUP	Imphy (France)
Industeel	Charleroi (Belgium) Châteauneuf (France)
Acesita*	Timoteo (Brazil)

*Company consolidated in the Group's accounts using the equity method.

NOTES

NOTES

Concept and realization
Corporate Factory

133, avenue des Champs Élysées
75380 Paris cedex 08, France
Tel. + 33 1 44 43 71 00
Fax + 33 1 44 43 79 15

Printer
VICTOR BUCK

Z.I. Am Bann
3372 Leudelange
Luxembourg

Photo credits
Arcelor photo library,
Studio Pons, J. Hébinger,
©Michel Zavagno/Blitz Agency - 2004
Arcelor thanks all the employees who have *participated in the photomontage* to illustrate this document.

This document has been printed on TCF paper (Total Chlore Free).

This document is a translation from the original French which will prevail in case of inconsistency.

arcelor

19, avenue de la Liberté
L-2930 Luxembourg
www.arcelor.com

Corporate Communications
Tel. +352 4792 2360

Investor Relations
Tel. +352 4792 2414
00 800 4792 4792

France:
+33 141 25 98 98

Spain:
+34 902 152 153